Form 20-F
period 2025-12-31
NatWest Group plc
filed 2026-02-17
CIK 844150

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2025

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

PO Box 1000, Gogarburn, Edinburgh EH12 1HQ

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol (s)	Name of each exchange on which registered
American Depositary Shares, each representing 2 ordinary shares, nominal value £1.0769 per share	NWG	New York Stock Exchange
Ordinary shares, nominal value £1.0769 per share*		New York Stock Exchange
4.800% Senior Notes due 2026	NWG26	New York Stock Exchange
3.032% Fixed-to-fixed Reset Rate Subordinated Tier 2 Notes due 2035	NWG35	New York Stock Exchange
6.475% Fixed-to-fixed Reset Rate Subordinated Tier 2 Notes due 2034	NWG34A	New York Stock Exchange
1.642% Senior Callable Fixed-to-fixed Reset Rate Notes due 2027	NWG27	New York Stock Exchange
5.847% Senior Callable Fixed-to-fixed Reset Rate Notes due 2027	NWG27A	New York Stock Exchange
5.516% Senior Callable Fixed-to-fixed Reset Rate Notes due 2028	NWG28A	New York Stock Exchange
5.583% Senior Callable Fixed-to-fixed Reset Rate Notes due 2028	NWG28C	New York Stock Exchange
5.808% Senior Callable Fixed-to-fixed Reset Rate Notes due 2029	NWG29B	New York Stock Exchange
4.964% Senior Callable Fixed-to-fixed Reset Rate Notes due 2030	NWG30B	New York Stock Exchange
6.016% Senior Callable Fixed-to-fixed Reset Rate Notes due 2034	NWG34	New York Stock Exchange
5.778% Senior Callable Fixed-to-fixed Reset Rate Notes due 2035	NWG35A	New York Stock Exchange
5.115% Senior Callable Fixed-to-fixed Reset Rate Notes due 2031	NWG31	New York Stock Exchange
Senior Callable Floating Rate Notes due 2028	NWG28B	New York Stock Exchange
Senior Callable Floating Rate Notes due 2028	NWG28D	New York Stock Exchange
Senior Callable Floating Rate Notes due 2029	NWG29C	New York Stock Exchange
3.073% Callable Fixed-to-fixed Reset Rate Senior Notes due 2028	NWG28	New York Stock Exchange
4.892% Fixed Rate / Floating Rate Senior Notes due 2029	NWG29	New York Stock Exchange
5.076% Fixed Rate / Floating Rate Senior Notes due 2030	NWG30	New York Stock Exchange
4.445% Fixed Rate / Floating Rate Senior Notes due 2030	NWG30A	New York Stock Exchange

*       Not for trading, but only in connection with the registration of American Depositary Shares representing such ordinary shares pursuant to the requirements of the Securities and Exchange Commission.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

Perpetual Subordinated Contingent Convertible Additional Tier 1 Capital Notes callable 2027	London Stock Exchange
Reset Perpetual Subordinated Contingent Convertible Additional Tier 1 Capital Notes callable 2028	London Stock Exchange
Perpetual Subordinated Contingent Convertible Additional Tier 1 Capital Notes callable 2031	London Stock Exchange
Reset Perpetual Subordinated Contingent Convertible Additional Tier 1 Capital Notes callable 2032	London Stock Exchange
Reset Perpetual Subordinated Contingent Convertible Additional Tier 1 Capital Notes callable 2033	London Stock Exchange
Reset Perpetual Subordinated Contingent Convertible Additional Tier 1 Capital Notes callable 2034	London Stock Exchange

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2025, the close of the period covered by the annual report:

(Title of each class)	(Number of outstanding shares)
Ordinary shares of £1.0769* each	8,227,041,758
11% cumulative preference shares	240,686
5½% cumulative preference shares	242,454

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

☐   Item 17     ☐   Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐   Yes     ☒   No

SEC Form 20-F cross reference guide

Item	Item Caption	Pages
PART I		Annual Report on Form 20-F	Exhibit 15.2: Annual Report and Form 20-F Information
1	Identity of Directors, Senior Management and Advisers	Not applicable	Not applicable
2	Offer Statistics and Expected Timetable	Not applicable	Not applicable
3	Key Information A. [Reserved] B. Capitalization and indebtedness C. Reasons for the offer and use of proceeds D. Risk factors	Not applicable Not applicable 6-7, 269-289	Not applicable Not applicable 72-77
4	Information on the Company A. History and development of the Company B. Business overview C. Organizational structure D. Property, plant and equipment	10-12, 175-180, 297-308 1-27, 179-180, 258-267, 290-296 5, Exhibit 8.1 170, 226, 290	6-7, 8-10, 15-20, 155-158 1-35, 50-58, 69 155-158 12-13 55-56
4A	Unresolved Staff Comments	Not applicable	Not applicable
5

Operating and Financial Review and Prospects

A. Operating results

B. Liquidity and capital resources

C. Research and development, patents, licences etc.

D. Trend information

E. Critical Accounting Estimates

		1-26, 120-133 10-12, 25-27, 92-134, 154, 158, 211-223, 227-228 Not applicable 6-27 Not applicable	1-35, 49-77 4, 10, 72-77 Not applicable 1-35, 50-58, 69 Not applicable
6

Directors, Senior Management and Employees

A. Directors and senior management

B. Compensation

C. Board practices

D. Employees

E. Share ownership

F. Disclosure of a registrant’s action to recover erroneously awarded compensation

		Not applicable 171-188, 246 Not applicable 171 173-175, 246, 290, 299-300 Not applicable	79-81, 83, 155-159 123-152 79-81, 83, 85-104, 105-122, 155-158 130 123-152 Not applicable
7	Major Shareholders and Related Party Transactions A. Major shareholders B. Related party transactions C. Interests of experts and counsel	290-291, 294-296 247-248, 294-296 Not applicable	155-158 Not applicable Not applicable
8	Financial Information A. Consolidated statements and other financial information B. Significant changes	146-249 5-27, 146-249	Not applicable Not applicable
9	The Offer and Listing A. Offer and listing details B. Plan of distribution C. Markets D. Selling shareholders E. Dilution F. Expenses of the issue	229-230, 299-300 Not applicable 299-300 Not applicable Not applicable Not applicable	153 Not applicable 153 Not applicable Not applicable Not applicable
10

Additional information

A. Share capital

B. Memorandum and articles of association

C. Material contracts

D. Exchange controls

E. Taxation

F. Dividends and paying agents

G. Statement of experts

H. Documents on display

I. Subsidiary information

J. Annual Report to Security Holders

		Not applicable 302-306 294-296 302 300-302 Not applicable Not applicable 306 Not applicable Not applicable	Not applicable Not applicable Not applicable Not applicable Not applicable Not applicable Not applicable Not applicable Not applicable Not applicable
11	Quantitative & Qualitative Disclosure about Market Risk	29-133, 214-224	72-77, 117
12	Description of Securities other than Equity Securities A. Debt Securities B. Warrants and Rights C. Other Securities D. American Depositary Shares	Exhibit 2.4 Not applicable Not applicable 268, 299-300	Not applicable Not applicable Not applicable Not applicable Not applicable

SEC Form 20-F cross reference guide continued

Item	Item Caption	Pages
PART II		Annual Report on Form 20-F	Exhibit 15.2: Annual Report and Form 20-F Information
13	Defaults, Dividend Arrearages and Delinquencies	Not applicable	Not applicable
14	Material Modifications to the Rights of Security Holders and Use of Proceeds	Not applicable	Not applicable
15	Controls and Procedures	151, Exhibits 12.1 and 12.2	72-77, 107-113, 152-154
16	[Reserved]
16A	Audit Committee financial expert	Not applicable	107
16B	Code of ethics	292	8-10, 64-65
16C	Principal Accountant Fees and services	188	111
16D	Exemptions from the Listing Standards	Not applicable	Not applicable
16E	Purchases of Equity Securities by the Issuer and Affiliated Purchasers	291	156-158
16F	Change in Registrant’s Certifying Accountant	296, Exhibit 16.1	111
16G	Corporate Governance	Not applicable	85-112, 153, 159
16H	Mine Safety Disclosure	Not applicable	Not applicable
16I	Disclosure Regarding Foreign Jurisdictions that Prevent Inspection	Not applicable	Not applicable
16J	Insider Trading Policies	296	Not applicable
16K	Cybersecurity	138-139	Not applicable

PART III
17	Financial Statements	Not applicable	Not applicable
18	Financial Statements	146-249	Not applicable
19	Exhibits	309-310	Not applicable

Forward-looking statements and important notices

Cautionary statement regarding forward-looking statements

Certain sections in this document contain ‘forward-looking statements’ as that term is defined in the United States Private Securities Litigation Reform Act of 1995, such as statements with respect to NatWest Group’s financial condition, results of operations and business, including its strategic priorities, financial, investment and capital targets, and climate and sustainability-related targets, commitments and ambitions described herein. Statements that are not historical facts, including statements about NatWest Group’s beliefs and expectations, are forward-looking statements. Words such as ‘expect’, ‘estimate’, ‘project’, ‘anticipate’, ‘commit’, ‘believe’, ‘should’, ‘intend’, ‘will’, ‘plan’, ‘could’, ‘probability’, ‘risk’, ‘target’, ‘goal’, ‘objective’, ‘may’, ‘endeavour’, ‘outlook’, ‘optimistic’, ‘prospects’ and similar expressions or variations on these expressions are intended to identify forward-looking statements. In particular, this document includes forward-looking targets and guidance relating to financial performance measures, such as income growth, operating expense, RoTE, ROE, discretionary capital distribution targets, impairment loss rates, capital generation pre distributions, customer assets and liabilities growth rate, cost: income ratio, balance sheet reduction (including the reduction of RWAs), CET1 ratio (and key drivers of the CET1 ratio including timing, impact and details), Pillar 2 and other regulatory buffer requirements and MREL and non-financial performance measures, such as NatWest Group’s initial area of focus, climate and sustainability-related ambitions, targets and metrics, including in relation to financed emissions and initiatives to transition to a net zero economy, such as our climate and transition finance activities.

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

Important factors that could affect the actual outcome of the forward-looking statements

We caution you that a large number of important factors could adversely affect our results or our ability to implement our strategy, cause us to fail to meet our targets, predictions, expectations and other anticipated outcomes or affect the accuracy of forward-looking statements described in this document. These factors include, but are not limited to, those set forth in the risk factors and the other uncertainties described in NatWest Group plc’s 2025 Annual Report on Form 20-F, and its other filings with the US Securities and Exchange Commission. The principal risks and uncertainties that could adversely affect NatWest Group’s future results, its financial condition and/or prospects and cause them to be materially different from what is forecast or expected, include, but are not limited to: economic and political risk (including in respect of: political and economic risks and uncertainty in the UK and global markets, including as a result of inflation and interest rates, supply chain disruption, protectionist policies, and geopolitical developments); and changes in interest rates and foreign currency exchange rates; business change and execution risk (including in respect of the implementation of NatWest Group’s strategy; future acquisitions and divestments, the competitive environment; and the transfer of its EU corporate portfolio); financial resilience risk (including in respect of: NatWest Group’s ability to meet targets and to make discretionary capital distributions; counterparty and borrower risk; liquidity and funding risks; prudential regulatory requirements for capital; reductions in the credit ratings; model risk; sensitivity to accounting policies, judgments, estimates and assumptions (and the economic, climate, competitive and other forward looking information affecting those judgments, estimates and assumptions); changes in applicable accounting standards; the value or effectiveness of credit protection; the requirements of regulatory stress tests and the adequacy of NatWest Group’s future assessments by the Prudential Regulation Authority and the Bank of England; and the application of UK statutory stabilisation or resolution powers); operational and IT resilience risk (including in respect of: operational risks (including reliance on third party suppliers); cyberattacks; the accuracy and effective use of data; artificial intelligence; complex IT systems; attracting, retaining and developing diverse senior management and skilled personnel; NatWest Group’s risk management framework; and reputational risk); legal, regulatory and conduct risk (including in respect of: the impact of substantial regulation and oversight; the outcome of legal, regulatory and governmental actions, investigations and remedial undertakings; and changes in tax legislation or failure to generate future taxable profits); and climate and sustainability-related risks (including in respect of: risks relating to climate change and sustainability-related risks; both the execution and reputational risk relating to NatWest Group’s climate change-related strategy, ambitions, targets and transition plan; climate and sustainability-related data and model risk; increasing levels of climate, environmental, human rights and sustainability-related regulation and oversight; and increasing; climate, environmental and sustainability-related litigation, enforcement proceedings investigations and conduct risk).

NatWest Group Annual Report on Form 20-F 2025	1

Forward-looking statements and important notices continued

Cautionary statement regarding alternative performance measures

NatWest Group prepares its financial statements in accordance with UK-adopted International Accounting Standards (IAS) and International Financial Reporting Standards (IFRS). This document may contain a number of non-IFRS measures, or alternative performance measures, defined under the European Securities and Markets Authority (ESMA) guidance, or non-Generally Accepted Accounting Principles (non-GAAP) financial measures in accordance with the SEC regulations (together, APM). APMs are adjusted for notable and other defined items which management believes are not representative of the underlying performance of the business and which distort period-on-period comparison. APMs provide users of the financial statements with a consistent basis for comparing business performance between financial periods and information on elements of performance that are one-off in nature. Any APMs included in this document, are not measures within the scope of IFRS or GAAP, are based on a number of assumptions that are subject to uncertainties and change and are not a substitute for IFRS or GAAP measures and a reconciliation to the closest IFRS or GAAP measure is presented where appropriate.

The information, statements and opinions contained in this document do not constitute a public offer under any applicable legislation or an offer to sell or a solicitation of an offer to buy any securities or financial instruments or any advice or recommendation with respect to such securities or other financial instruments.

Additional cautionary statement regarding climate and sustainability-related data, metrics and forward-looking statements.

Climate and sustainability-related statements that are not historical facts, including statements about NatWest Group’s beliefs, expectations, climate and sustainability-related ambitions, targets and commitments are forward-looking statements. Words such as ‘ambition’, ‘achieve’, ‘aim’, ‘anticipate’, ‘believe’, ’continue’, ‘could’, ‘effort’, ‘estimate’, ‘expect’, ‘forecast’, ‘goal’, ‘guidance’, ‘intend’, ‘intention’, ‘may’, ‘objective’, ‘plan’, ‘potential’, ‘projection’, ‘predict’, ‘seek’, ‘should’, ‘target’, ‘will’, ‘would’ or similar expressions, or the negative thereof, other variations thereon or similar expressions are intended to identify forward-looking statements.

This report contains climate and sustainability-related forward-looking statements, including, but not limited to, NatWest Group’s ambition to be net zero across its financed emissions, assets under management and operational value chain by 2050, aligned with the UK’s legal obligation to be net zero by 2050, NatWest Group’s ambition to at least halve the climate impact of its financing activity by 2030, against a 2019 baseline, supported by portfolio-level activity-based targets and NatWest Group’s target to provide £200 billion of transition and climate finance between 1 July 2025 and the end of 2030, (each a ‘Sustainability related forward-looking statement’).

The Sustainability-related forward-looking statements of this report are based on current plans, information, and data. In preparing these, NatWest Group has made a number of key judgments, estimates, assumptions and projections, and relied on information subject to inherent uncertainties.

Readers are cautioned that a number of factors, both external and those specific to NatWest Group, could cause actual achievements, results, performance or other future events or conditions to differ, in some cases significantly, from those stated, implied and/or reflected in any Sustainability-related forward-looking statement or result in revisions to the reported data, including on financed emissions or the classification of sustainable finance and investments, meaning that data outputs may not be reconcilable or comparable year on year due to a variety of risks, uncertainties and other factors (including without limitation those referred to below).

Therefore, no assurance can be given by or on behalf of NatWest Group as to the likelihood of the achievement or reasonableness of any climate or sustainability-related projections, estimates, forecasts, ambitions, targets, commitments or other forward-looking statements contained herein. Therefore, undue reliance should not be placed on these Sustainability-related forward-looking statements. The most important of these uncertainties and factors that could cause actual results and outcomes to differ materially from those expressed or implied in climate and sustainability-related forward-looking statements are summarised in the ‘Risk Factors’ included on pages 269 to 289 of this report (with special regard to the risk factors in relation to ‘Climate and sustainability-related risks’ that describe several particular uncertainties, climate and sustainability-related risks to which NatWest Group is exposed and which may be amended from time to time).

Other uncertainties and factors include, without limitation:

●	Factors and uncertainties beyond NatWest Group’s control. The extent and pace of climate change, including the timing and manifestation of physical and transition risks and nature loss; the macroeconomic environment; the effectiveness of actions of governments, legislators, regulators and businesses; changes to government policy direction, legislation, regulation and industry and market practice; the response of wider society, including NatWest Group’s value chain, including its investors, customers, counterparties, suppliers and business partners; changes in customer and societal behaviour and demand; availability of commercially viable opportunities in the sustainable and transition finance markets, competition dynamics, capital markets appetite, investor expectations, and external credit and concentration risk appetites which may constrain the scale or risk profile of opportunities accessible to NatWest Group; developments in available technology; the rollout of low carbon infrastructure; and the availability of accurate, verifiable, reliable, auditable, consistent and comparable data.

NatWest Group Annual Report on Form 20-F 2025	2

Forward-looking statements and important notices continued

●	Data availability, accuracy, verifiability and data gaps. Our climate and sustainability-related disclosures are limited by the availability of high-quality, verifiable, accurate, reliable, auditable, consistent and comparable data in some areas and our own ability to timely collect and process such data. These limitations affect the accuracy and completeness of climate and sustainability-related disclosures. Users are therefore advised to interpret the disclosures with appropriate caution, taking into account the assumptions, data sources and constraints.
●	Use of proxies or aggregated sector-level data. Significant data gaps persist across sectors and sub-sectors, particularly in industries with a high proportion of small and medium-sized enterprises (SMEs), such as agriculture. Typically, SMEs often have more limited resources, capacity and specialist expertise to collect, validate and report climate and sustainability-related information in a consistent way. Many SMEs also face practical challenges, such as less formalised data-collection processes, fewer dedicated sustainability-related functions, and limited access to digital tools or external assurance, which can result in less comprehensive or less reliable data being available at sector level. When adequate climate and sustainability-related data is not publicly available or cannot be obtained directly from individual counterparties, financial institutions often rely on proxies or aggregated sector-level data provided by third parties. However, this data may be based on varying methodologies, assumptions, or interpretations, which may not accurately reflect underlying climate-related characteristics and can lead to inconsistencies and reduce its accuracy. In addition, there is currently no single global data provider that offers comprehensive, consistent coverage of the data needed to assess emissions and climate-related risks across sectors and portfolios. Climate and sustainability-related reporting frameworks differ in how they define and measure data quality, and customers vary widely in how they collect and disclose climate and sustainability-related data.
●	Reliance on assumptions, scenarios and uncertainty in climate and sustainability-related metrics. The climate and sustainability-related disclosures included in this report are inherently complex and rely on assumptions, scenarios, and forward-looking estimates, all of which involve material risks and uncertainty. Key judgements and estimates used in the preparation of the climate and sustainability-related parts of this report are likely to change over time, and, when coupled with the longer timeframes used in such disclosures, make any assessment of key topics inherently uncertain. The key areas involving significant judgement or complexity include calculation of financed, facilitated and operational emissions and measurement of portfolio alignment and climate-related risk. There is a high risk that these assumptions or estimates may prove inaccurate.
●	Lack of common standards for classification. There is currently no globally recognised or accepted, consistent and comparable standard or definition (legal, regulatory or otherwise) of, nor widespread cross-market consensus as to what (i) constitutes ‘green’, ‘sustainable’, or similarly labelled activities, products, or assets; or (ii) precise attributes are required for a particular activity, product or asset to be defined as ‘green’, or ‘sustainable’ or such other equivalent label. Interpretations vary across markets and institutions, and while several initiatives are working toward harmonisation, a consistent, comparable, and widely accepted framework has yet to emerge. Therefore, users of this report must not assume that NatWest Group’s reporting or description of activities, products or assets will meet those users’ past, present or future expectations or requirements for describing or classifying funding, financing and facilitation activities as ‘green’, or ‘sustainable’ or attributing similar labels (unless a definition or standard is specified in this report).
●	Variation of climate and sustainability-related reporting standards. Climate and sustainability-related reporting standards continue to develop. While internationally recognised standards have been developed, there is no universal standard accepted for institutions like NatWest Group to fully align with and those that exist remain subject to refinement and jurisdictional adoption.
●	Immature systems and controls. Climate and sustainability-related reporting is less mature than traditional financial reporting. Non-financial reporting systems are less developed than financial reporting systems, often involving manual processes and less robust controls, which may affect data quality and consistency.

The Sustainability-related forward-looking statements contained in this report only speak as of the date they were published. Except to the extent legally required, we expressly disclaim any obligations or undertaking to update or revise any Sustainability-related forward-looking statements in this report, whether to reflect any change in our expectations regarding those Sustainability-related forward-looking statements, any change, events, conditions or circumstances on which any such statement is based, or otherwise. However, NatWest Group reserves the right to update or revise any statement in this report at our discretion.

NatWest Group may also announce other climate and sustainability-related ambitions, targets and commitments, and may withdraw, retire, amend, replace or supersede existing ones from time to time, whether or not they have been achieved, where it considers this to be appropriate having regard to its strategic objectives, or where required or appropriate to do so by applicable law, regulation or supervisory expectations.

Written and/or oral Sustainability-related forward-looking statements may also be made in our periodic reports to the US Securities and Exchange Commission, summary financial statements to shareholders, proxy statements, offering circulars and prospectuses, press releases and other written materials, and in oral statements (including during management presentations) made by NatWest Group’s directors, officers or employees to third parties, including financial analysts.

NatWest Group Annual Report on Form 20-F 2025	3

Forward-looking statements and important notices continued

Cautionary statements in relation to the climate and sustainability-related disclosures in this report

Caution on climate and sustainability-related metrics.

The processes we have adopted to define, collect and report data on our climate and sustainability-related performance, as well as the associated metrics and disclosures in this document, are not subject to the same formal processes adopted for financial reporting in accordance with established reporting standards. They involve a higher degree of judgement, assumptions and estimates, including in relation to the classification of climate and sustainability-related (including social, sustainability, sustainability-linked, green, climate and transition) funding, financing and facilitation activities, than is required for our reporting of historical financial information prepared in accordance with established reporting standards. As a result, climate and sustainability-related disclosures may be amended, updated or restated over time. However, NatWest Group does not undertake to restate prior disclosures except where required by applicable law or regulation, even if subsequently available data or methodologies differ from those used at the time of the original disclosure.

Caution about sustainability-related funding, financing and facilitation

Sustainability-related (including social, sustainability, sustainability-linked, green, climate, transition) funding, financing and facilitation currently represents only a relatively small proportion of NatWest Group’s overall funding, financing and facilitation activities. Accordingly, disclosures relating to sustainability-related funding, financing and facilitation should be read in the context of NatWest Group’s broader balance sheet, risk profile and funding, financing and facilitation activities, and should not be interpreted as indicative of NatWest Group’s overall funding, financing or facilitation strategy.

Caution about sustainability-related case studies

The sustainability-related (including climate-related) case studies included in this report are intended for illustrative purposes only and are intended to demonstrate potential outcomes. They should not be construed as definitive evidence. NatWest Group has not independently verified the information contained in the sustainability-related case studies and makes no representations or warranties as to their accuracy or reliability. The content of the sustainability-related case studies, including any opinions, conclusions and views expressed, is the sole responsibility of the individuals or organisations that provided them and do not necessarily reflect the views or policies of NatWest Group. Accordingly, readers should exercise caution, independently assess the relevance and applicability of the sustainability-related case studies, and seek independent verification before relying on them.

Caution about references to websites, reports and other materials.

The climate and sustainability-related disclosures in this report contain references to websites, reports and other materials prepared by third parties that are not affiliated with NatWest Group. Reference to such websites, reports and other materials is made for information purposes only and information available on such websites, in such reports and other materials is not incorporated by reference into this report. Readers should exercise caution and conduct their own due diligence when relying on information from these third-party sources. To the extent permitted by law, NatWest Group makes no representation, warranty or assurance of any kind, express or implied, or takes no responsibility or liability as to the fairness, accuracy, reliability, reasonableness, correctness or completeness with respect to any such websites, reports and materials.

Caution about the use of graphics.

The climate and sustainability-related disclosures in this report contain a number of graphics, infographics and text boxes which aim to give a high-level overview of certain elements of this report and improve accessibility for readers. These elements are all illustrative and should be read with caution and within the context of this report as a whole and should not be relied upon in isolation.

NatWest Group Annual Report on Form 20-F 2025	4

Presentation of information

In the Annual Report on Form 20-F, unless specified otherwise, ‘parent company’ refers to NatWest Group plc, and ‘NatWest Group’, ‘Group’ or ‘we’ refers to NatWest Group plc and its subsidiaries. The term ‘NWH Group’ refers to NatWest Holdings Limited (‘NWH Limited’) and its subsidiary and associated undertakings. The term ‘NWM Group’ refers to NatWest Markets Plc (‘NWM Plc’) and its subsidiary and associated undertakings. The term 'RBSH N.V.' refers to RBS Holdings N.V. The term ‘NWM N.V.’ refers to NatWest Markets N.V. The term ‘NWM N.V. Group’ refers to NatWest Markets N.V. and its subsidiary and associated undertakings The term ‘NWMSI’ refers to NatWest Markets Securities, Inc. The term ‘RBS plc’ refers to The Royal Bank of Scotland plc. The term ‘NWB Plc’ refers to National Westminster Bank Plc. The term ‘RBSI Ltd’ refers to The Royal Bank of Scotland International Limited. Effective from Q2 2025, the reportable segment Private Banking was renamed Private Banking & Wealth Management. This does not change the financial results of Private Banking & Wealth Management or the consolidated financial results of NatWest Group.

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

Non-IFRS financial information

NatWest Group prepares its financial statements in accordance with UK-adopted International Accounting Standards (IAS), and International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB). This document contains a number of non-IFRS measures, or alternative performance measures, defined under the European Securities and Markets Authority (ESMA) guidance, or non-GAAP financial measures in accordance with the Securities and Exchange Commission (SEC) regulations. These measures are adjusted for notable and other defined items which management believes are not representative of the underlying performance of the business and which distort period-on-period comparison.

The non-IFRS measures provide users of the financial statements with a consistent basis for comparing business performance between financial periods and information on elements of performance that are one-off in nature. The non-IFRS measures also include the basis of calculation for metrics that are used throughout the banking industry.

These non-IFRS measures are not a substitute for IFRS measures and a reconciliation to the closest IFRS measure is presented where appropriate. For details of the basis of preparation and reconciliation where appropriate refer to appendix ‘Non-IFRS financial measures’ on page 250.

NatWest Group Annual Report on Form 20-F 2025	5

Summary risk factors

Principal risks and uncertainties

Set out below is a summary of the principal risks and uncertainties that could adversely affect NatWest Group’s future results, its financial condition and prospects and cause them to be materially different from what is forecast or expected, and directly or indirectly impact the value of its securities in issue. This summary should not be regarded as a complete and comprehensive statement of all potential risks and uncertainties; a fuller description of these and other risk factors is included on pages 269 to 289 of this report on Form 20-F and should be read together with NatWest Group’s other public disclosures. Any of the risks identified may have a material adverse effect on NatWest Group’s business, operations, financial condition or prospects.

Economic and political risk

●	NatWest Group, its customers and its counterparties face continued economic and political risks and uncertainties in the UK and global markets, including as a result of inflation and interest rates, supply chain disruption, protectionist policies, and geopolitical developments.
●	Changes in interest rates will continue to affect NatWest Group’s business and results.
●	Fluctuations in currency exchange rates may adversely affect NatWest Group’s results and financial condition.

Business change and execution risk

●	The implementation and execution of NatWest Group’s strategy carries execution and operational risks and it may not achieve its stated aims and targeted outcomes.
●	Acquisitions, divestments, or other transactions by NatWest Group may not be successful.
●	NatWest Group operates in markets that are highly competitive, with evolving competitive pressures and technology disruption.
●	The transfer of NatWest Group’s EU corporate portfolio involves certain risks.

Financial resilience risk

●	NatWest Group may not achieve its ambitions or targets, meet its guidance, or be in a position to continue to make discretionary capital distributions (including dividends to shareholders).
●	NatWest Group has significant exposure to counterparty and borrower risk including credit losses, which may have an adverse effect on NatWest Group.
●	NatWest Group may not meet the prudential regulatory requirements for liquidity and funding or may not be able to adequately access sources of liquidity and funding, which could trigger the execution of certain management actions or recovery options.
●	NatWest Group may not meet the prudential regulatory requirements for regulatory capital and MREL, or manage its capital effectively, which could trigger the execution of certain management actions or recovery options.
●	Any reduction in the credit rating and/or outlooks assigned to NatWest Group plc, any of its subsidiaries or any of their respective debt securities could adversely affect the availability of funding for NatWest Group, reduce NatWest Group’s liquidity and funding position and increase the cost of funding.
●	NatWest Group could incur losses or be required to maintain higher levels of capital as a result of limitations or failure of various models.
●	NatWest Group’s financial statements are sensitive to underlying accounting policies, judgements, estimates and assumptions.
●	Changes in accounting standards may materially impact NatWest Group’s financial results.
●	The value or effectiveness of any credit protection that NatWest Group has acquired depends on the value of the underlying assets and the financial condition of the insurers and counterparties.
●	NatWest Group could be adversely affected if it fails to meet the requirements of regulatory stress tests, or if NatWest Group’s resolution preparations are deemed inadequate.
●	NatWest Group may become subject to the application of UK statutory stabilisation or resolution powers which may result in, for example, the cancellation, transfer or dilution of ordinary shares, or the write-down or conversion of certain other of NatWest Group’s securities.

NatWest Group Annual Report on Form 20-F 2025	6

Summary risk factors continued

Principal risks and uncertainties continued

Operational and IT resilience risk

●	Operational risks (including reliance on third party suppliers and outsourcing of certain activities) are inherent in NatWest Group’s businesses.
●	NatWest Group is subject to sophisticated and frequent cyberattacks, and compliance with cybersecurity and data protection regulations is becoming increasingly complex.
●	NatWest Group’s operations and strategy are highly dependent on the accuracy and effective use of data.
●	NatWest Group’s operations are highly dependent on its complex IT systems and any IT failure could adversely affect NatWest Group.
●	NatWest Group relies on attracting, retaining and developing diverse senior management and skilled personnel, and is required to maintain good employee relations.
●	A failure in NatWest Group’s risk management framework could adversely affect NatWest Group, including its ability to achieve its strategic objectives.
●	NatWest Group’s operations are subject to inherent reputational risk.

Legal and regulatory risk

●	NatWest Group’s businesses are subject to substantial regulation and oversight, which are constantly evolving and may adversely affect NatWest Group.
●	NatWest Group is exposed to the risks of various litigation matters, regulatory and governmental actions and investigations as well as remedial undertakings, the outcomes of which are inherently difficult to predict, and which could have an adverse effect on NatWest Group.
●	Changes in tax legislation (or application thereof) or failure to generate future taxable profits may impact the recoverability of certain deferred tax assets recognised by NatWest Group.

Climate and sustainability-related risks

●	NatWest Group and its Value Chain face climate and sustainability-related risks that may adversely affect NatWest Group.
●	NatWest Group’s strategy relating to climate and sustainability is subject to execution and reputational risks. NatWest Group’s climate and sustainability-related ambitions, targets and commitments may not be achieved, and its climate transition plan may not be implemented without timely and appropriate government policy, technology developments and suppliers, customers and society supporting the transition.
●	There are significant limitations related to accessing accurate, reliable, verifiable, auditable, consistent and comparable climate and sustainability-related data that contribute to substantial uncertainties in accurately assessing, managing and reporting on climate and sustainability-related information and risks, as well as making informed decisions.
●	NatWest Group is subject to an increasingly complex and evolving landscape of climate and sustainability-related legal, regulatory, and supervisory expectations and there is an increasing risk of regulatory non-compliance, investigations, litigation, and enforcement actions.

NatWest Group Annual Report on Form 20-F 2025	7

Group Chief financial officer’s review

‘We delivered a strong performance in 2025. Total income was £16.6 billion with total income excluding notable items of £16.4 billion exceeding our strengthened Q3 2025 guidance. We remained focused on cost discipline, achieving our cost target and with further progress made on simplification. The balance sheet has continued to grow over 2025 and our CET1 ratio for 2025 was within our guided range at 14.0%.’

Strong 2025 financial performance across growth and simplification

We are growing in ways that build and strengthen customer relationships and improve the sustainability of our earnings.

Total income of £16.6 billion increased by 13.2% compared with 2024. Total income excluding notable items was £1.8 billion higher than 2024 reflecting deposit margin expansion, as a result of higher customer balances and strong hedge income, increased customer lending, strong AUMA growth and an increase in FX trading revenue. Full year 2025 net interest margin (NIM) increased by 21 basis points in the year to 2.34%. We would expect total structural hedge income to increase by around £1.5 billion in 2026 compared with 2025 and by a further £1 billion in 2027.(1)

We continued to support our customers as net loans to customers of £418.9 billion increased by £18.6 billion in the year and net loans to customers excluding central items increased by £20.7 billion in the year. Retail Banking mortgage balances increased by £5.1 billion and Commercial & Institutional balances were up by £12.3 billion.

Customer deposits of £443.0 billion increased by £9.5 billion in the year. Customer deposits excluding central items increased £10.4 billion during 2025 to £441.7 billion primarily reflecting £7.8 billion growth in Retail Banking, across Savings and Current accounts, and Commercial & Institutional increased by £2.3 billion largely due to higher balances within Corporate & Institutions and Business Banking. Total business term balances increased to 17% in Q4 2025 compared to 16% of the book at the end of 2024.

AUMA of £58.5 billion increased by £9.6 billion in 2025, reflecting AUM net flows of £3.1 billion, AUA net flows of £0.9 billion, Cushon net flows of £0.6 billion and positive market movements of £5.0 billion.

We continued to make good progress on becoming a simpler, more agile and technology driven bank by delivering efficiencies from our investment programmes, digitising more to deliver faster, simpler, and safer customer journeys and accelerating AI and data transformation.

Total operating expenses were £113 million higher than 2024. Other operating expenses were £241 million, or 3.1%, higher and in line with our guidance. In the year we recognised higher costs of transformation, increased reward through pay and bonus while we also combatted other inflationary pressures. Partially offsetting this we have continued to drive underlying cost savings (delivered through branch transformation and digitisation), further cost reductions as a result of the phased withdrawal from the Republic of Ireland, lower restructuring costs and reduced Bank levies.

We continue to proactively manage risk

A net impairment charge of £671 million, or 16 basis points of gross customer loans, included a charge on the acquisition of balances from Sainsbury’s Bank, higher Stage 3 charges and lower good book releases than the prior year.

Compared with 2024, our ECL provision increased £0.2 billion to £3.6 billion and our ECL coverage ratio remained stable at 0.83%. We retain post model adjustments of £296 million and remain comfortable with the strong credit performance of our diversified prime loan book.

(1)	The guidance, targets, expectations, and trends discussed in this section represent NatWest Group plc management’s current expectations and are subject to change, including as a result of the factors described in the Risk Factors section. These statements constitute forward-looking statements. Refer to Forward-looking statements in this report.

NatWest Group Annual Report on Form 20-F 2025	8

Group Chief financial officer’s review continued

Active balance sheet management supporting robust liquidity levels

RWAs increased by £10.1 billion during 2025 to £193.3 billion principally reflecting franchise lending growth of £10.9 billion, operational risk of £3.8 billion, including an acceleration of c.£1.6 billion from Q1 2026 to align with market practice, £1.3 billion in relation to the balances acquired from Sainsbury’s Bank and an increase of £7.3 billion relating to CRD IV models partially offset by a further £10.9 billion benefit from RWA management actions as we continued to actively manage our balance sheet and create capacity for lending growth.

The average LCR of 147%, representing £50.5 billion headroom above 100% minimum requirement, decreased by 4 percentage points during the year, primarily driven by increased lending partially offset by deposit growth. Our primary liquidity decreased by £3.8 billion to £157.3 billion, of which £81.1 billion, or 52% was cash and balances at central banks.

Shareholder return supported strong capital generation

A final dividend of 23.0 pence per share is proposed, bringing the total for the year to 32.5 pence, up 51% compared to 2024, and we intend to commence a share buyback programme of £750 million in the first half of 2026, taking total distributions deducted from capital in the year to £4.1 billion.

The CET1 ratio of 14.0% increased c.40 basis points in 2025 and included capital generation pre-distributions of 252 basis points, comprising c.300 basis points of profit and c.40 basis points of other capital movements partially offset by the increase in RWAs, c.90 basis points.

Katie Murray

Group Chief Financial Officer

NatWest Group Annual Report on Form 20-F 2025	9

Financial summary

This section includes a discussion on our operating results for the year ended 31 December 2025, including a comparative discussion on our operating results for the year ended 31 December 2024. For a discussion on our operating results for the year ended 31 December 2024, including a comparative discussion on our operating results for the year ended 31 December 2023, refer to the sections “CFO Review", "Financial Summary" and "Segment Performance" on pages 6 to 21 in our 2024 Annual Report on Form 20-F (File No. 001-10306) filed with the Securities and Exchange Commission on February 21, 2025.

	Year ended or as at
	2025	2024	Variance
Performance key metrics and ratios
Total income	£16,641m	£14,703m	13.2%
Notable items within total income (1)	£241m	£55m	nm
Total income excluding notable items (1)	£16,400m	£14,648m	12.0%
Net interest margin (1)	2.34%	2.13%	21bps
Average interest earning assets (1)	£547bn	£529bn	3.4%
Cost:income ratio (excl. litigation and conduct) (1)	48.6%	53.4%	(4.8)%
Loan impairment rate (1)	16bps	9bps	7bps
Profit attributable to ordinary shareholders	£5,479m	£4,519m	21.2%
Total earnings per share attributable to ordinary shareholders - basic	68.0p	53.5p	14.5p
Return on Tangible Equity (RoTE) (1)	19.2%	17.5%	1.7%
Climate and transition finance (2)	£19,026m	na	na

Balance sheet
Total assets	£714.6bn	£708.0bn	0.9%
Loans to customers – amortised cost	£418.9bn	£400.3bn	4.6%
Loans to customers excluding central items (1,3)	£389.2bn	£368.5bn	5.6%
Loans to customers and banks – amortised cost and FVOCI	£429.9bn	£410.2bn	4.8%
Total impairment provisions (4)	£3.6bn	£3.4bn	5.9%
Expected credit loss (ECL) coverage ratio	0.83%	0.83%	—
Assets under management and administration (AUMA) (1)	£58.5bn	£48.9bn	19.6%
Customer deposits	£443.0bn	£433.5bn	2.2%
Customer deposits excluding central items (1,3)	£441.7bn	£431.3bn	2.4%
Customer assets and liabilities (CAL) (1)	£891.7bn	£850.9bn	4.8%

nm = not meaningful, na = not applicable

NatWest Group Annual Report on Form 20-F 2025	10

Financial summary continued

	Year ended or as at
	2025	2024	Variance
Liquidity and funding
Average Liquidity Coverage Ratio (LCR) (5)	147%	151%	(4)%
Liquidity portfolio	£238bn	£222bn	7.2%
Average Net Stable Funding Ratio (NSFR) (5)	135%	137%	(2)%
Loan:deposit ratio (excl. repos and reverse repos) (1)	88%	85%	3%
Total wholesale funding	£88bn	£86bn	2.3%
Short-term wholesale funding	£28bn	£33bn	(15.2)%
Capital and leverage
Common Equity Tier 1 (CET1) ratio (6)	14.0%	13.6%	40bps
Total capital ratio (6)	19.3%	19.7%	(40bps)
Pro forma CET1 ratio (excl. foreseeable items) (7)	15.4%	14.3%	110bps
Risk-weighted assets (RWAs)	£193.3bn	£183.2bn	5.5%
UK leverage ratio	4.8%	5.0%	(0.2)%
Tangible net asset value (TNAV) per ordinary share (1,8)	384p	329p	55p
Number of ordinary shares in issue (millions) (8)	7,995	8,043	(0.6)%

(1)	Refer to the Non-IFRS financial measures appendix for details of the basis of preparation and reconciliation of non-IFRS financial measures and performance metrics.
(2)	Climate and transition finance represents only a relatively small proportion of our overall financing and facilitation activities. For further details refer to the NatWest Group plc 2025 Climate Transition Plan Report.
(3)	Central items includes treasury repo activity.
(4)	Includes £0.1 billion relating to off-balance sheet exposures (31 December 2024 – £0.1 billion).
(5)	Reported on an average basis in line with supervisory guidelines. The LCR is calculated as the average of the preceding 12 months. The NSFR is calculated as the average of the preceding four quarters.
(6)	Refer to the Capital, liquidity and funding risk section for details of the basis of preparation.
(7)	The pro forma CET1 ratio at 31 December 2025 excludes foreseeable items of £2,758 million: £1,837 million for ordinary dividends and £921 million foreseeable charges (31 December 2024 excludes foreseeable items of £1,249 million for ordinary dividends).
(8)	The number of ordinary shares in issue excludes own shares held.

NatWest Group Annual Report on Form 20-F 2025	11

Financial summary continued

	2025	2024	Variance
Income – continuing operations	£m	£m	£m	%
Interest receivable (1)	25,698	25,187	511	2.0
Interest payable (1)	(12,869)	(13,912)	1,043	(7.5)
Net interest income	12,829	11,275	1,554	13.8

Net fees and commissions	2,514	2,467	47	1.9
Income from trading activities	1,112	825	287	34.8
Other operating income	186	136	50	36.8
Non-interest income	3,812	3,428	384	11.2
Total income	16,641	14,703	1,938	13.2

Total income excluding notable items	16,400	14,648	1,752	12.0

Notable items within total income	2025	2024
Commercial & Institutional
Own credit adjustments (OCA)	1	(9)
Dividend received on restructuring of a strategic investment	51	—
Central items & other
Share of gains of associate - Business Growth Fund	70	21
Interest and foreign exchange management derivatives not in hedge accounting relationships	185	150
Foreign exchange recycling losses	(27)	(76)
Loss on reclassification to disposal groups under IFRS 5	(39)	—
Tax interest on prior periods	—	(31)
	241	55

nm = not meaningful

(1)	Interest receivable and interest payable on trading assets and liabilities are included in income from trading activities.

●	Total income increased by 13.2% to £16,641 million compared with 2024. Total income excluding notable items was £16,400 million, or 12.0%, higher than 2024 driven by deposit margin expansion, as a result of higher customer balances and strong hedge income, increased customer lending, strong AUMA growth and an increase in FX trading revenue. As a result, net interest margin (NIM) of 2.34% was 21 basis points higher than 2024.
●	Interest receivable increased by £511 million compared with 2024 primarily due to higher income on our structural hedge partially offset by the impact of lower rates on our lending book and loans to banks. The decrease in interest payable largely reflects the impact of the reduction in interest rates over the period.
●	Net interest income was £1,554 million higher than 2024 benefitting from customer lending growth, deposit margin expansion and customer balance growth.
●	Net fees and commissions increased £47 million to £2,514 million compared with 2024 largely due to higher AUMA investment fee income and transactional fees including some non-repeatable adjustments in Private Banking & Wealth Management. In addition, Retail Banking net fees and commission were higher, in part reflecting the impact of balances acquired from Sainsbury’s Bank. Commercial & Institutional net fees and commissions were lower due to reduced customer lending volumes and lower Asset Finance operating lease fees.
●	Income from trading activities of £1,112 million increased £287 million, or 34.8%, primarily reflecting income on economic swaps and foreign exchange swaps, and strong customer activity in markets trading.
●	Other operating income was £50 million higher for the year principally reflecting higher Business Growth Fund gains, lower foreign exchange recycling losses, a dividend received on restructuring of a strategic investment partially offset by a loss related to Cushon on reclassification to disposal groups.

NatWest Group Annual Report on Form 20-F 2025	12

Financial summary continued

	2025	2024	Variance
Operating expenses – continuing operations	£m	£m	£m	%
Staff expenses	4,110	3,997	113	2.8
Premises and equipment	1,285	1,211	74	6.1
Other administrative expenses	1,546	1,588	(42)	(2.6)
Depreciation and amortisation	1,154	1,058	96	9.1
Other operating expenses	8,095	7,854	241	3.1
Litigation and conduct costs	167	295	(128)	(43.4)
Operating expenses	8,262	8,149	113	1.4

●	Staff expenses were £113 million, or 2.8%, higher than 2024 primarily due to investment in our people through increased pay and bonus rewards, driven by continued strong performance. This was partially offset by lower restructuring costs and continued simplification and digitisation.
●	Premises and equipment costs of £1,285 million were £74 million higher than 2024 primarily due to contract price inflation and continued growth in cloud utilisation, partly offset by lower cost of utilities.
●	Other administrative expenses decreased £42 million in 2025 driven by costs incurred on the cancelled Retail share offering in 2024, reduced Republic of Ireland costs due to continued phased withdrawal and a decrease in the Bank levy, and other one-offs, all partly offset by one-time integration costs of balances acquired from Sainsbury’s Bank.
●	Depreciation and amortisation of £1,154 million was £96 million higher than 2024 as we continue to invest in our growth and simplification opportunities which include data transformation to unlock the full potential of AI.
●	Litigation and conduct costs of £167 million represent the net impact of a number of remediation and litigation matters concluding, including existing customer redress programme costs paid during the year. Refer to Note 20 and 25 to the Consolidated financial statements for additional information on other litigation and conduct matters.

	2025	2024
Tax – continuing operations	£m	£m
Tax charge	(1,874)	(1,465)
UK corporation tax rate	25.0%	25.0%
Effective tax rate	24.3%	23.7%

A tax charge of £1,874 million for the year ended 31 December 2025 arises rather than the expected charge of £1,927 million based on the UK corporation tax rate of 25%. The lower tax charge primarily reflects tax credits for AT1 dividends and the re-recognition of previously impaired deferred tax assets on brought forward tax losses in the UK and the Netherlands. These have been partially offset by the UK banking surcharge and various other non-tax deductible expenses. Refer to Note 7 to the consolidated financial statements for further details.

NatWest Group Annual Report on Form 20-F 2025	13

Financial summary continued

	2025	2024	Variance
Impairments – continuing operations	£m	£m	£m	%
Loans - amortised cost and FVOCI	429,916	410,225	19,691	4.8
ECL provisions	3,585	3,425	160	4.7
ECL provisions coverage ratio	0.83%	0.83%	—	—
Impairment (releases)/losses
ECL charge (1)	671	359	312	86.9
Amounts written off	579	654	(75)	(11.5)

(1)	The table above summarises loans and related credit impairment measured on an IFRS 9 basis. Refer to Credit Risk – Banking activities in the Risk and capital management section for further details.

Compared with 2024, our ECL provision increased £0.2 billion to £3.6 billion and our ECL coverage ratio remained stable at 0.83%. We retain post model adjustments of £296 million and remain comfortable with the strong credit performance of our diversified prime loan book.

A net impairment charge of £671 million, or 16 basis points of gross customer loans, included an £81 million charge on the acquisition of balances from Sainsbury’s Bank, higher Stage 3 charges and lower good book releases than the prior year.

Profit for the year

	2025	2024	Variance
	£m	£m	£m	%
Operating profit before tax	7,708	6,195	1,513	24.4
Tax charge	(1,874)	(1,465)	(409)	27.9
Profit from continuing operations	5,834	4,730	1,104	23.3
Profit from discontinued operations, net of tax	—	81	(81)	100.0
Profit for the year	5,834	4,811	1,023	21.3

Attributable to:
Ordinary shareholders	5,479	4,519	960	21.2
Paid-in equity holders	352	283	69	24.4
Non-controlling interests	3	9	(6)	nm

nm = not meaningful

Profit attributable to ordinary shareholders of £5,479 million was £960 million, or 21.2%, higher than 2024 primarily due to higher income, driven by deposit margin expansion, customer lending and AUMA growth, partially offset with higher costs largely attributable to inflationary pressures and integration costs alongside a higher impairment charge and tax charge.

NatWest Group Annual Report on Form 20-F 2025	14

Financial summary continued

Summary consolidated balance sheet as at 31 December 2025

	2025	2024	Variance
	£m	£m	£m	%
Assets
Cash and balances at central banks	85,182	92,994	(7,812)	(8)
Trading assets	46,537	48,917	(2,380)	(5)
Derivatives	60,789	78,406	(17,617)	(22)
Settlement balances	645	2,085	(1,440)	(69)
Loans to banks - amortised cost	6,958	6,030	928	15
Loans to customers - amortised cost	418,881	400,326	18,555	5
Other financial assets	79,770	63,243	16,527	26
Other assets (including intangible assets)	15,791	15,984	(193)	(1)
Total assets	714,553	707,985	6,568	1

Liabilities
Bank deposits	44,092	31,452	12,640	40
Customer deposits	442,998	433,490	9,508	2
Settlement balances	942	1,729	(787)	(46)
Trading liabilities	49,022	54,714	(5,692)	(10)
Derivatives	53,974	72,082	(18,108)	(25)
Other financial liabilities	67,599	61,087	6,512	11
Subordinated liabilities	6,123	6,136	(13)	(0)
Notes in circulation	3,164	3,316	(152)	(5)
Other liabilities	4,026	4,601	(575)	(12)
Total liabilities	671,940	668,607	3,333	0

Total equity	42,613	39,378	3,235	8

Total liabilities and equity	714,553	707,985	6,568	1

Tangible net asset value per ordinary share (1,2)	384p	329p	55p	17%

(1)	Tangible net asset value per ordinary share is tangible equity divided by the number of ordinary shares.
(2)	Refer to the Non-IFRS financial measures appendix for details of the basis of preparation and reconciliation of non-IFRS financial measures and performance metrics.

NatWest Group Annual Report on Form 20-F 2025	15

Financial summary continued

Summary consolidated balance sheet as at 31 December 2025 continued

●	NAV per share increased by 52 pence in the year to 476 pence. TNAV per share increased by 55 pence in the year to 384 pence primarily reflecting the attributable profit for the period offset by the impact of distributions. The balance sheet growth was driven by customer lending, while customer deposits increased driven by current account and savings balances predominantly in Retail Banking and in Private Banking & Wealth Management.
●	Total assets of £714.6 billion as at 31 December 2025 increased by £6.6 billion, 1%, compared with 31 December 2024. This was primarily driven by increases in loans to customers and other financial assets partially offset by a decrease in derivative assets and cash and balances at central banks.
●	Cash and balances at central banks decreased by £7.8 billion mainly due to large-scale bond purchases and dividends paid partially offset by increased repo activity.
●	Other financial assets increased by £16.5 billion mainly because of net bonds activity of £13.1 billion and an increase in Commercial & Institutional, £3.7 billion largely driven by an increase in bonds held in the liquid asset buffer.
●	Derivative assets and derivative liabilities were down by £17.6 billion and £18.1 billion respectively. The decreases in fair values largely reflected FX volatility across major currencies including the weakening of USD in the year, following contrasting trends in Q4 2024, and variations in interest rates across different currencies and tenors.
●	Total loans to customers increased by £18.6 billion to £418.9 billion, primarily reflecting £12.3 billion growth in Commercial & Institutional attributable to growth in Corporate & Institutional and Commercial Mid-market offset by UK Government scheme repayments, and a £7.7 billion increase in Retail Banking largely driven by higher mortgage, cards and personal advance balances. This is offset by a decrease in Treasury of £2.3 billion mainly due to lower reverse repos
●	Total loans to banks increased by £0.9 billion, 15%, to £7.0 billion due to increased Treasury reverse repo balances.
●	Customer deposits increased by £9.5 billion primarily reflecting a £7.8 billion increase in Retail Banking due to growth in savings and current account balances, supported by balances acquired from Sainsbury’s Bank.
●	Bank deposits increased by £12.6 billion mainly due to higher repo activity.
●	Other financial liabilities, which includes customer deposits at fair value through profit and loss and debt securities in issue, increased by £6.5 billion, to £67.6 billion.
●	Other liabilities decreased by £0.6 billion, 12%, to £4.0 billion mainly due to lower financial guarantees and provision utilisations.
●	Total equity increased by £3.2 billion, 8%, to £42.6 billion, driven by higher profit for the year of £5.8 billion offset by dividends paid of £2.0 billion and shares repurchased in the year of £0.6 billion.

NatWest Group Annual Report on Form 20-F 2025	16

Segment performance

		Private Banking		Central	Total
	Retail	& Wealth	Commercial &	items	NatWest
	Banking	Management	Institutional	& other	Group
2025	£m	£m	£m	£m	£m
Continuing operations
Income statement
Net interest income	6,064	757	6,149	(141)	12,829
Own credit adjustments	—	—	1	—	1
Other non-interest income	431	374	2,659	347	3,811
Total income	6,495	1,131	8,809	206	16,641
Direct expenses	(835)	(250)	(1,633)	(5,377)	(8,095)
Indirect expenses	(2,087)	(475)	(2,714)	5,276	—
Other operating expenses	(2,922)	(725)	(4,347)	(101)	(8,095)
Litigation and conduct costs	(15)	(2)	(173)	23	(167)
Operating expenses	(2,937)	(727)	(4,520)	(78)	(8,262)
Operating profit before impairment losses/releases	3,558	404	4,289	128	8,379
Impairment (losses)/releases	(437)	(10)	(225)	1	(671)
Operating profit	3,121	394	4,064	129	7,708
Total income excluding notable items (1)	6,495	1,131	8,757	17	16,400

Additional information
Return on Tangible Equity (1)	na	na	na	na	19.2%
Return on equity (1,2)	24.7%	21.7%	19.1%	nm	na
Cost:income ratio (excl. litigation and conduct) (1)	45.0%	64.1%	49.3%	nm	48.6%
Net loans to customers - amortised cost (£bn)	216.1	18.9	154.2	29.7	418.9
Loan impairment rate (1)	20bps	5bps	14bps	nm	16bps
Impairment provisions (£bn)	(1.8)	(0.1)	(1.7)	—	(3.6)
Impairment provisions - Stage 3 (£bn)	(1.1)	(0.1)	(1.0)	—	(2.2)
Customer deposits (£bn)	202.6	42.7	196.4	1.3	443.0
Risk-weighted assets (RWAs) (£bn)	68.5	11.4	111.9	1.5	193.3
Customer assets and liabilities (CAL) (£bn) (1)	420.5	119.0	352.2	na	891.7
Employee numbers (FTEs - thousands)	11.5	2.1	12.3	32.8	58.7
Third party customer asset rate (1)	4.36%	4.72%	5.94%	nm	nm
Third party customer funding rate (1)	(1.74)%	(2.68)%	(1.55)%	nm	nm
Average interest earning assets (£bn) (1)	230.9	28.8	259.4	nm	547.4
Net interest margin (1)	2.63%	2.63%	2.37%	nm	2.34%

nm = not meaningful, na = not applicable.

For the notes to this table, refer to the following page.

NatWest Group Annual Report on Form 20-F 2025	17

Segment performance continued

		Private Banking		Central	Total
	Retail	& Wealth	Commercial &	items	NatWest
	Banking	Management	Institutional	& other	Group
2024	£m	£m	£m	£m	£m
Continuing operations
Income statement
Net interest income	5,233	645	5,339	58	11,275
Own credit adjustments	—	—	(9)	—	(9)
Other non-interest income	417	324	2,627	69	3,437
Total income	5,650	969	7,957	127	14,703
Direct expenses	(777)	(255)	(1,537)	(5,285)	(7,854)
Indirect expenses	(2,050)	(458)	(2,581)	5,089	—
Other operating expenses	(2,827)	(713)	(4,118)	(196)	(7,854)
Litigation and conduct costs	(110)	(3)	(156)	(26)	(295)
Operating expenses	(2,937)	(716)	(4,274)	(222)	(8,149)
Operating profit before impairment losses/releases	2,713	253	3,683	(95)	6,554
Impairment (losses)/releases	(282)	11	(98)	10	(359)
Operating profit/(loss)	2,431	264	3,585	(85)	6,195
Total income excluding notable items (1)	5,650	969	7,966	63	14,648

Additional information
Return on Tangible Equity (1)	na	na	na	na	17.5%
Return on equity (1,2)	19.9%	14.2%	17.2%	nm	na
Cost:income ratio (excl. litigation and conduct) (1)	50.0%	73.6%	51.8%	nm	53.4%
Net loans to customers - amortised cost (£bn)	208.4	18.2	141.9	31.8	400.3
Loan impairment rate (1)	13bps	(6bps)	7bps	nm	9bps
Impairment provisions (£bn)	(1.8)	(0.1)	(1.5)	—	(3.4)
Impairment provisions - Stage 3 (£bn)	(1.1)	—	(0.9)	—	(2.0)
Customer deposits (£bn)	194.8	42.4	194.1	2.2	433.5
Risk-weighted assets (RWAs) (£bn)	65.5	11.0	104.7	2.0	183.2
Customer assets and liabilities (CAL) (£bn) (1)	404.9	108.5	337.5	na	850.9
Employee numbers (FTEs - thousands)	12.0	2.1	12.8	32.3	59.2
Third party customer asset rate (1)	4.02%	5.05%	6.64%	nm	nm
Third party customer funding rate (1)	(2.05)%	(3.13)%	(1.90)%	nm	nm
Average interest earning assets (£bn) (1)	222.0	26.9	246.8	nm	529.3
Net interest margin (1)	2.36%	2.40%	2.16%	nm	2.13%

nm = not meaningful, na = not applicable.

(1)	Refer to the Non-IFRS financial measures appendix for details of the basis of preparation and reconciliation of non-IFRS financial measures and performance metrics.
(2)

NatWest Group’s CET1 target is in the range of 13-14% but for the purposes of computing segmental return on equity (ROE), to better reflect the differential drivers of capital usage, segmental operating profit or loss adjusted for preference share dividends and tax, is divided by average notional tangible equity allocated at different rates of 12.8% for Retail Banking (2024 – 13.4%), 11.1% for Private Banking & Wealth Management (2024 – 11.2%), and 13.9% for Commercial & Institutional (2024 – 13.8%), of the period average of segmental risk-weighted assets equivalents (RWAe) incorporating the effect of capital deductions.

NatWest Group Annual Report on Form 20-F 2025	18

Segment performance continued

Retail Banking

	2025	2024	Variance
Income statement	£m	£m	£m	%
Net interest income	6,064	5,233	831	15.9%
Non-interest income	431	417	14	3.4%
Total income	6,495	5,650	845	15.0%
Other operating expenses	(2,922)	(2,827)	(95)	3.4%
Litigation and conduct costs	(15)	(110)	95	(86.4)%
Operating expenses	(2,937)	(2,937)	—	—
Impairment losses	(437)	(282)	(155)	55.0%
Operating profit	3,121	2,431	690	28.4%

Performance ratios (1)
Return on equity	24.7%	19.9%	4.8%
Net interest margin	2.63%	2.36%	27bps
Cost:income ratio (excl. litigation and conduct)	45.0%	50.0%	(5.0)%
Loan impairment rate	20bps	13bps	7bps

	2025	2024	Variance
Capital and balance sheet	£bn	£bn	£bn	%
Loans to customers (amortised cost)
- personal advances	9.4	8.1	1.3	16.0%
- mortgages	200.1	195.0	5.1	2.6%
- cards	8.4	7.0	1.4	20.0%
Total loans to customers (amortised cost)	217.9	210.1	7.8	3.7%
Loan impairment provisions	(1.8)	(1.7)	(0.1)	5.9%
Net loans to customers (amortised cost)	216.1	208.4	7.7	3.7%

Total assets	240.3	232.8	7.5	3.2%
Customer deposits	202.6	194.8	7.8	4.0%
Customer assets and liabilities (CAL) (1)	420.5	404.9	15.6	3.9%
Risk-weighted assets	68.5	65.5	3.0	4.6%

(1)	Refer to the Non-IFRS financial measures appendix for details of basis of preparation and reconciliation of non-IFRS financial measures and performance metrics.
(2)	Climate and transition finance represents only a relatively small proportion of our overall financing and facilitation activities.

NatWest Group Annual Report on Form 20-F 2025	19

Segment performance continued

Retail Banking continued

In 2025, Retail Banking delivered an operating profit of £3.1 billion and a return on equity of 24.7%, with positive income and net interest margin momentum. We support 19 million customers, including 2.4 million youth customers, along with 529,000 customers within our Premier segment where we have a NPS of 44. We helped more customers achieve their home ownership goals with around 30% of 2025 gross mortgage lending supporting first-time buyers and around £300 million of lending through our Family-Backed Mortgage proposition. We continue to simplify the business and improve customer and colleague experiences. New AI capabilities enabled quicker responses to customer complaints, saving around 90,000 hours per annum through automated summarisation and AI-generated complaint responses.

Retail Banking provided £2.6 billion of climate and transition finance(2) in 2025 from lending on properties with an EPC rating of A or B.

●	Total income was £845 million, or 15.0%, higher than 2024 reflecting strong deposit growth and margin expansion as a result of increased hedge income, lending growth and the impact of balances acquired from Sainsbury’s Bank.
●	Net interest margin was 27 basis points higher than 2024 largely reflecting the factors noted above.
●	Non-interest income of £431 million was £14 million, or 3.4%, higher than 2024 including the impact of balances acquired from Sainsbury’s Bank.
●	Operating expenses were £2,937 million, in line with 2024. Other operating expenses were £95 million, or 3.4%, higher than 2024 reflecting costs associated with balances acquired from Sainsbury’s Bank, partially offset by a 4.2% reduction in headcount.
●	An impairment charge of £437 million, compared with a £282 million charge in 2024, largely driven by charges associated with balances acquired from Sainsbury’s Bank along with increased charges driven by growth in our unsecured book. The rate of Stage 3 default flow remains broadly stable.
●	Net loans to customers increased by £7.7 billion, or 3.7%, in 2025 driven by £5.1 billion, or 2.6%, higher mortgage balances. Cards balances increased by £1.4 billion, or 20.0%, and personal advances increased by £1.3 billion, or 16.0%, supported by balances acquired from Sainsbury’s Bank.
●	Customer deposits increased by £7.8 billion, or 4.0%, in 2025 reflecting growth in savings and current account balances, supported by balances acquired from Sainsbury’s Bank.
●	RWAs increased by £3.0 billion, or 4.6%, in 2025 primarily due to book movements including the impact of unsecured balances acquired from Sainsbury’s Bank.

NatWest Group Annual Report on Form 20-F 2025	20

Segment performance continued

Private Banking & Wealth Management

	2025	2024	Variance
Income statement	£m	£m	£m	%
Net interest income	757	645	112	17.4%
Non-interest income	374	324	50	15.4%
Total income	1,131	969	162	16.7%
of which: AUMA income (1)	300	270	30	11.1%
Other operating expenses	(725)	(713)	(12)	1.7%
Litigation and conduct costs	(2)	(3)	1	(33.3)%
Operating expenses	(727)	(716)	(11)	1.5%
Impairment (losses)/releases	(10)	11	(21)	(190.9)%
Operating profit	394	264	130	49.2%

Performance ratios (1)
Return on equity	21.7%	14.2%	7.5%
Net interest margin	2.63%	2.40%	23bps
Cost:income ratio (excl. litigation and conduct)	64.1%	73.6%	(9.5)%
Loan impairment rate	5bps	(6bps)	11bps
AUMA net flows (£bn)	4.6	3.2	1.4

	2025	2024	Variance
Capital and balance sheet	£bn	£bn	£bn	%
Loans to customers (amortised cost)
- personal	2.0	1.7	0.3	17.6%
- mortgages	12.0	12.0	—	—
- other	5.0	4.6	0.4	8.7%
Total loans to customers (amortised cost)	19.0	18.3	0.7	3.8%
Loan impairment provisions	(0.1)	(0.1)	—	—
Net loans to customers (amortised cost)	18.9	18.2	0.7	3.8%

Total assets	30.5	28.6	1.9	6.6%
Assets under management (AUM) (1)	43.7	37.0	6.7	18.1%
Assets under administration (AUA) (1)	14.8	11.9	2.9	24.4%
Total assets under management and administration (AUMA) (1)	58.5	48.9	9.6	19.6%
Customer deposits	42.7	42.4	0.3	0.7%
Loan:deposit ratio (excl. repos and reverse repos) (1)	44%	43%	1%	2.3%
Customer assets and liabilities (CAL) (1,2)	119.0	108.5	10.5	9.7%
Risk-weighted assets	11.4	11.0	0.4	3.6%

(1)	Refer to the Non-IFRS financial measures appendix for details of basis of preparation and reconciliation of non-IFRS financial measures and performance metrics.
(2)	CAL refers to customer deposits, gross loans to customers – amortised cost and AUMA. To avoid double counting, investment cash is deducted as it is reported within customer deposits and AUMA.
(3)	Climate and transition finance represents only a relatively small proportion of our overall financing and facilitation activities.

NatWest Group Annual Report on Form 20-F 2025	21

Segment performance continued

Private Banking & Wealth Management continued

In 2025, Private Banking & Wealth Management delivered an operating profit of £394 million and return on equity of 21.7%. As part of our strategy to deepen focus on high net worth and ultra-high net worth segments, we refreshed our visual identity and enhanced our investment insight, including a new Coutts website which delivers a faster and more responsive experience. AI tooling has reduced call summarisation time by more than 70% and we have continued to see strong customer engagement across our propositions, resulting in an increase in CAL of 9.7% in the year with growth in deposits, lending and AUMA.

Private Banking & Wealth Management provided £0.2 billion of climate and transition finance(3) in 2025, principally in relation to mortgages on residential properties with an EPC rating of A or B and wholesale transactions.

●	Total income was £162 million, or 16.7%, higher than 2024 primarily reflecting deposit margin expansion as a result of strong hedge income, balance growth across deposits and AUMA, and higher transactional fees including some non-repeatable adjustments.
●	Net interest margin was 23 basis points higher than 2024 largely reflecting the factors noted above.
●	Non-interest income of £374 million was £50 million, or 15.4%, higher than 2024 principally due to higher AUMA balances and higher transactional fees including some non-repeatable adjustments.
●	Operating expenses were £727 million, which were £11 million, or 1.5%, higher than 2024. Other operating expenses were £12 million, or 1.7%, higher reflecting continuing investment in the business and higher pay awards to support our colleagues, partly offset by lower severance costs.
●	An impairment charge of £10 million, compared with an £11 million release in 2024, largely reflecting the non-repeat of 2024 good book releases, and an increase in Stage 3 charges relating to existing exposures.
●	Net loans to customers increased £0.7 billion, or 3.8%, in 2025 largely driven by higher personal lending balances and higher commercial lending balances.
●	Customer deposits increased by £0.3 billion, or 0.7%, in 2025 reflecting growth in current account and savings balances, with progress driven by both deeper engagement with existing customers and new customer acquisition.
●	AUMA of £58.5 billion increased by £9.6 billion in 2025, reflecting AUM net flows of £3.1 billion, AUA net flows of £0.9 billion, Cushon net flows of £0.6 billion and positive market movements of £5.0 billion. AUM net flows as a percentage of opening balances are 8.4%.

NatWest Group Annual Report on Form 20-F 2025	22

Segment performance continued

Commercial & Institutional

	2025	2024	Variance
Income statement	£m	£m	£m	%
Net interest income	6,149	5,339	810	15.2%
Non-interest income	2,660	2,618	42	1.6%
Total income	8,809	7,957	852	10.7%
Other operating expenses	(4,347)	(4,118)	(229)	5.6%
Litigation and conduct costs	(173)	(156)	(17)	10.9%
Operating expenses	(4,520)	(4,274)	(246)	5.8%
Impairment losses	(225)	(98)	(127)	129.6%
Operating profit	4,064	3,585	479	13.4%

Performance ratios (1)
Return on equity	19.1%	17.2%	1.9%
Net interest margin	2.37%	2.16%	21bps
Cost:income ratio (excl. litigation and conduct)	49.3%	51.8%	(2.5)%
Loan impairment rate	14bps	7bps	7bps

	2025	2024	Variance
Capital and balance sheet	£bn	£bn	£bn	%
Loans to customers (amortised cost)
- Business Banking	3.5	3.6	(0.1)	(2.8)%
- Commercial Mid-market	77.7	74.0	3.7	5.0%
- Corporate & Institutions	74.6	65.8	8.8	13.4%
Total loans to customers (amortised cost)	155.8	143.4	12.4	8.6%
Loan impairment provisions	(1.6)	(1.5)	(0.1)	6.7%
Net loans to customers (amortised cost)	154.2	141.9	12.3	8.7%

Total assets	391.9	398.7	(6.8)	(1.7)%
Funded assets	331.4	321.6	9.8	3.0%
Customer deposits (3)	196.4	194.1	2.3	1.2%
Loan:deposit ratio (excl. repos and reverse repos) (1)	77%	72%	5%	6.9%
Customer assets and liabilities (CAL) (1)	352.2	337.5	14.7	4.4%
Risk-weighted assets	111.9	104.7	7.2	6.9%

(1)	Refer to the Non-IFRS financial measures appendix for details of basis of preparation and reconciliation of non-IFRS financial measures and performance metrics.
(2)	Climate and transition finance represents only a relatively small proportion of our overall financing and facilitation activities.
(3)	Client transfers from Commercial Mid-market to Corporate & Institutions were undertaken in Q1 2025 of £4.9 billion. Balance at the end of Q4 2025 was £2.7 billion (Q4 2024 - £3.3 billion)

NatWest Group Annual Report on Form 20-F 2025	23

Segment performance continued

Commercial & Institutional continued

During 2025, Commercial & Institutional continued to support customers with an increase in lending of 8.7% and delivered a strong performance in income and operating profit supporting a return on equity of 19.1%, an increase from 17.2% in 2024. We worked with our customers to unlock growth for key structural and policy priorities in the UK, particularly social housing and infrastructure investment. In 2025, we committed over £4.6 billion of lending into the UK social housing sector, surpassing our upgraded target of £7.5 billion by the end of 2026, with total commitments of £8.7 billion. We prioritised the use of generative AI through AI-driven transcription and summarisation of complaints and complex business banking calls, increasing our relationship managers’ capacity to focus on personalised AI-guided interactions.

Commercial & Institutional provided £16.2 billion of climate and transition finance(2) in 2025 to support customers investing in the transition to net zero.

●	Total income was £852 million, or 10.7%, higher than 2024 principally reflecting deposit margin expansion as a result of higher customer balances and strong hedge income, increased FX trading revenues and lending growth across Corporate & Institutions and Commercial Mid-market.
●	Net interest margin was 21 basis points higher than 2024 largely reflecting deposit margin expansion.
●	Non-interest income was £42 million, or 1.6%, higher than 2024 principally driven by customer activity in markets trading and a dividend received on restructuring of a strategic investment in Corporate & Institutions.
●	Operating expenses were £4,520 million, which were £246 million, or 5.8%, higher than 2024. Other operating expenses were £229 million, or 5.6%, higher than 2024 reflecting the impact of inflationary increases in staff costs and continued business investment spend, partially offset by a 3.9 % reduction in headcount.
●	An impairment charge of £225 million in 2025, compared with a £98 million charge in 2024, reflecting lower good book releases. Stage 3 charge remains broadly stable.
●	Net loans to customers increased by £12.3 billion, or 8.7%, in 2025 principally due to growth in Corporate & Institutions and Commercial Mid-market, partly offset by UK Government scheme repayments of £1.6 billion.
●	Customer deposits increased by £2.3 billion, or 1.2%, in 2025 reflecting growth within Corporate & Institutions and Business Banking. Excluding client transfers, deposit balances in all customer groups grew in the year. (3)
●	RWAs increased by £7.2 billion, or 6.9%, compared with 2024 primarily due to CRD IV, other regulatory increases and increased operational risk, with book growth offset by continued RWA management activity.

Central items & other

	2025	2024	Variance
Income statement - continuing operations	£m	£m	£m	%
Total income	206	127	79	62.2%
Operating expenses	(78)	(222)	144	(64.9)%
of which: Other operating expenses	(101)	(196)	95	(48.5)%
Impairment releases	1	10	(9)	(90.0)%
Operating profit/(loss)	129	(85)	214	nm

	2025	2024	Variance
Capital and balance sheet	£bn	£bn	£bn	%
Net loans to customers (amortised cost)	29.7	31.8	(2.1)	(6.6)%
Customer deposits	1.3	2.2	(0.9)	(40.9)%
Risk-weighted assets	1.5	2.0	(0.5)	(25.0)%

●	Total income was £79 million higher than 2024 primarily reflecting higher gains on interest and FX risk management derivatives not in accounting hedge relationships, higher Business Growth Fund profits and lower foreign exchange recycling losses.
●	Operating expenses were £78 million, which were £144 million, or 65%, lower than 2024. Other operating expenses were £95 million lower than 2024 primarily due to lower costs in relation to our withdrawal from our operations in the Republic of Ireland.
●	Net loans to customers decreased by £2.1 billion in 2025 driven by reverse repo activity in Treasury.
●	Customer deposits decreased by £0.9 billion compared with 2024 reflecting repo activity in Treasury.

NatWest Group Annual Report on Form 20-F 2025	24

Summary financial statements

Summary consolidated income statement

For the year ended 31 December 2025

	2025	2024	2023
	£m	£m	£m
Net interest income	12,829	11,275	11,049
Non-interest income	3,812	3,428	3,703
Total income	16,641	14,703	14,752
Operating expenses	(8,262)	(8,149)	(7,996)
Profit before impairment losses	8,379	6,554	6,756
Impairment losses	(671)	(359)	(578)
Operating profit before tax	7,708	6,195	6,178
Tax charge	(1,874)	(1,465)	(1,434)
Profit from continuing operations	5,834	4,730	4,744
Profit/(loss) from discontinued operations, net of tax	—	81	(112)
Profit for the year	5,834	4,811	4,632

Attributable to:
Ordinary shareholders	5,479	4,519	4,394
Paid-in equity holders	352	283	242
Non-controlling interests	3	9	(4)
	5,834	4,811	4,632

NatWest Group Annual Report on Form 20-F 2025	25

Summary financial statements continued

Summary consolidated balance sheet

As at 31 December 2025

	2025	2024	2023
	£m	£m	£m
Cash and balances at central banks	85,182	92,994	104,262
Trading assets	46,537	48,917	45,551
Derivatives	60,789	78,406	78,904
Settlement balances	645	2,085	7,231
Loans to banks and customers - amortised cost	425,839	406,356	388,347
Other financial assets	79,770	63,243	51,102
Other and intangible assets	15,791	15,984	17,276
Total assets	714,553	707,985	692,673

Deposits	487,090	464,942	453,567
Trading liabilities	49,022	54,714	53,636
Settlement balances, derivatives, other financial liabilities and subordinated liabilities	128,638	141,034	139,843
Other liabilities	4,026	4,601	5,202
Owners' equity	42,599	39,350	37,157
Notes in circulation	3,164	3,316	3,237
Non-controlling interests	14	28	31
Total liabilities and equity	714,553	707,985	692,673

NatWest Group’s financial statements are prepared in accordance with UK adopted International Accounting Standards (IAS), and International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

NatWest Group Annual Report on Form 20-F 2025	26

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

Private Banking & Wealth Management

In the Private Banking & Wealth Management business, NatWest Group serves UK connected high-net-worth individuals and their business interests. The bank competes with UK private banks, international private banks and wealth managers. Competition remains strong as banks maintain their focus on competing for affluent and high net worth customers, supporting customers in need of financial advice. Investment in digital and M&A remain key themes with fee pressure ongoing, in response to Consumer Duty and market competition.

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

Competitors are moving faster, innovating, expanding and increasingly focusing on engaging customers in ways that set new benchmarks. This has intensified competition among banking and financial services providers to capture more growth opportunities and attract and retain existing customers.

NatWest Group Annual Report on Form 20-F 2025	27

NatWest Group Annual Report on Form 20-F 2025	28

Risk management framework

Where marked as audited in the section header, certain information in the Risk and capital management section (pages 29 to 145) is within the scope of the Independent auditor’s report.

Introduction

NatWest Group operates an enterprise-wide risk management framework (EWRMF), which is centred on the embedding of a strong risk culture. The framework ensures the governance, capabilities and methods are in place to facilitate risk management and decision-making across the organisation.

The framework ensures that NatWest Group’s principal risks – which are detailed in this section – are appropriately controlled and managed. It sets out the standards and objectives for risk management as well as defining the division of roles and responsibilities. This seeks to ensure a consistent approach to risk management across NatWest Group and its subsidiaries. It aligns risk management with NatWest Group’s overall strategic priorities of growth through better understanding of customers, leveraging simplification and better management of resources. The framework, which is designed and maintained by NatWest Group’s independent Risk function, is owned by the Chief Risk Officer. It is reviewed and approved annually by the NatWest Group Board. The framework incorporates risk governance, the three lines of defence operating model and the Risk function’s mandate.

Risk appetite, supported by a robust set of principles, policies and practices, defines the levels of tolerance for a variety of risks and provides a structured approach to risk-taking within agreed boundaries.

While all NatWest Group colleagues are responsible for managing risk, the Risk function provides oversight and monitoring of risk management activities, including the implementation of the framework and adherence to its supporting policies, standards and operational procedures. The Chief Risk Officer plays an integral role in providing the Board with advice on NatWest Group’s risk profile and the performance of its controls and in providing challenge where a proposed business strategy may exceed risk tolerance.

In addition, there is a process to identify and manage top and emerging risks, which are those that could have a significant negative impact on NatWest Group’s ability to meet its strategic objectives.

Both top and emerging risks may incorporate aspects of – or correlate to – a number of principal risks and are reported alongside them to the Board on a regular basis.

Culture

The approach to risk culture, under the banner of intelligent risk-taking, ensures a focus on robust risk management behaviours and practices. This underpins the strategy across all three lines of defence, enables NatWest Group to support better customer outcomes, develop a stronger and more sustainable business and deliver an improved cost base.

NatWest Group expects leaders to act as role models for strong risk behaviours and practices, building clarity, developing capability and motivating employees to reach the required standards set out in the intelligent risk-taking approach.

Colleagues are expected to:

●	Consistently role-model the behaviours in Our Code, based on strong ethical standards.
●	Empower others to take risks aligned to NatWest Group’s strategy, explore issues from a fresh perspective, and tackle challenges in new and better ways across organisational boundaries.
●	Manage risk in line with appropriate risk appetite.
●	Ensure each decision made keeps NatWest Group, colleagues, customers, communities and shareholders safe and secure.
●	Understand their role in managing risk, remaining clear and capable, grounded in knowledge of regulatory obligations.
●	Consider risk in all actions and decisions.
●	Escalate risks and issues early; taking action to mitigate risks and learning from mistakes and near-misses, reporting and communicating these transparently.
●	Challenge others’ attitudes, ideas and actions.

Target intelligent risk-taking outcomes are embedded in NatWest Group’s behaviours framework, forming a core foundation of NatWest Group’s risk culture and guiding recruitment and selection across the organisation.

NatWest Group Annual Report on Form 20-F 2025	29

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

●	These principles cover conduct-related issues as well as wider business activities. They focus on desired outcomes, with practical guidelines to align the values with commercial strategy and actions. The embedding of these principles facilitates sound decision-making and a clear focus on good customer outcomes.
●	Any employee falling short of the expected standards will be subject to internal disciplinary policies and procedures and where appropriate, the relevant authorities will be notified. Variable pay for eligible colleagues will reflect overall performance, including the impact of any conduct issues. Adjustments may be made through the performance management process, or where necessary, via the accountability review process for the individuals concerned (for more information on this process refer to page 126 of Exhibit 15.2). The NatWest Group remuneration policy ensures that the remuneration arrangements for all employees reflect the principles and standards prescribed by the PRA rulebook and the FCA handbook.

NatWest Group Annual Report on Form 20-F 2025	30

Risk management framework continued

Governance

Committee structure

The diagram shows NatWest Group’s governance structure in 2025 and the main purposes of each committee.

NatWest Group Annual Report on Form 20-F 2025	31

Risk management framework continued

Risk management structure

The diagram shows NatWest Group’s risk management structure in 2025.

Group Chief Executive Officer (CEO)
CEO, Commercial & Institutional
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

(1) The Group Chief Executive Officer also performs the NWH Chief Executive Officer role.

(2) The Group Chief Risk Officer also performs the NWH Chief Risk Officer role, is a member of NatWest Group Exco, chairs NatWest Group ERC and an attendee at NatWest Group BRC.

(3) The NWH Risk function provides risk management services across NWH, including to the NatWest Group Chief Risk Officer and – where agreed – to NWM and RBSI Chief Risk Officers. These services are managed, as appropriate, through service level agreements.

(4) The NWH Risk function is independent of the NWH customer-facing business segments and support functions. Its structure is divided into three parts (Directors of Risk, Specialist Risk Directors and Chief Operating Officer) to facilitate effective management of the risks facing NWH. Risk committees in the customer businesses oversee risk exposures arising from management and business activities and focus on ensuring that these are adequately monitored and controlled. The Directors of Risk, (Retail Banking; Commercial & Institutional Banking (Ring-Fenced Bank); Private Banking & Wealth Management; Digital X and Functions; Finance and Treasury and Non-financial Risk; and the Chief Operating Officer report to the NWH Chief Risk Officer.

(5) The Chief Risk Officers for NWM and RBSI have dual reporting lines into the Group Chief Risk Officer and the respective Chief Executive Officers of their entities. There are additional reporting lines to the NWM and RBSI Board Risk Committee chairs and a right of access to the respective Risk Committees.

NatWest Group Annual Report on Form 20-F 2025	32

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

First line of defence

The first line of defence incorporates most roles in NatWest Group, including those in the customer-facing businesses, Technology and Services as well as support functions such as People, Legal and Finance.

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

NatWest Group Annual Report on Form 20-F 2025	33

Risk management framework continued

Risk appetite continued

Risk appetite framework

The risk appetite framework supports effective risk management by promoting sound risk-taking through a structured approach, within agreed boundaries. It also ensures emerging risks and risk-taking activities that might be outside appetite are identified, assessed, escalated and addressed in a timely manner.

To facilitate this, a detailed review of the framework is carried out annually which is approved by the Board. The review includes:

●	Assessing the adequacy of the framework compared to internal and external expectations.
●	Ensuring the framework remains effective and acts as a strong control environment for risk appetite.
●	Assessing the level of embedding of risk appetite across the organisation.

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

Risk appetite is approved at least annually by the Board on the Board Risk Committee’s recommendation to ensure it remains appropriate and aligned to strategy.

NatWest Group’s risk profile is continually monitored and frequently reviewed. Management focus is concentrated on all principal risks as well as the top and emerging risks that may correlate to them. Performance against risk appetite for all principal risks is reported regularly to the Executive Risk Committee, the Board Risk Committee and the Board.

NatWest Group’s key risk policies define at a high level the qualitative expectations, guidance and standards that stipulate the nature and extent of permissible risk - taking across all principal risks. They form part of the qualitative expression of risk appetite and are consistently applied across NatWest Group and its subsidiaries. Key risk policies are reviewed and approved by the Board Risk Committee at least annually.

Identification and measurement

Identification and measurement within the risk management process comprises:

●	Regular assessment of the overall risk profile, incorporating market developments and trends, as well as external and internal factors.
●	Monitoring of the risks associated with lending and credit exposures.
●	Assessment of trading and non-trading portfolios.
●	Review of potential risks in new business activities and processes.
●	Analysis of potential risks in any complex and unusual business transactions.

NatWest Group Annual Report on Form 20-F 2025	34

Risk management framework continued

Mitigation

Mitigation is a critical aspect of ensuring that risk profile remains within risk appetite. Risk mitigation strategies are discussed and agreed within NatWest Group.

When evaluating possible strategies, costs and benefits, residual risks (risks that are retained) and secondary risks (those that arise from risk mitigation actions themselves) are also considered. Monitoring and review processes are in place to evaluate results. Early identification, and effective management of changes in legislation and regulation are critical to the successful mitigation of principal risks. The effects of all changes are managed to ensure the timely achievement of compliance. Those changes assessed as having a high or medium-high impact are managed more closely. Action is taken to mitigate potential risks as and when required. Further in-depth analysis, including the stress testing of exposures, is also carried out.

NatWest Group’s control framework is a vital system ensuring effective risk management, compliance, and operational efficiency. Central to this framework is the implementation of various control types, including preventive, detective and directive controls, which address diverse risks.

Control recording is essential, involving detailed documentation of control activities to evaluate their adequacy and effectiveness. This serves as valuable evidence during audits and regulatory reviews.

The risk and control self-assessment (RCSA) process enhances the framework by enabling teams to identify potential risks and assess the adequacy of controls.

Regular independent adequacy and effectiveness testing of controls within the first line of defence and internal audits ensure controls function as intended. Continuous monitoring and reporting provide real-time insights into control effectiveness, fostering accountability and responsiveness to evolving risks. By emphasising control recording, RCSAs and testing, banks can maintain a resilient control environment that supports operational integrity and regulatory compliance.

Monitoring

The primary tool used to provide regular monitoring of the risk and control environment across NatWest Group is the risk and control performance assessment (RCPA). Each business area self-assesses using a set of consistent indicators and providing qualitative context to arrive at an RCPA outcome of met, partially met or not met. The assessment is completed annually and the indicators are regularly monitored. The indicators support an understanding of: the strength of the control environment to manage risk exposure within appetite; adequacy and effectiveness of the day-to-day management of risk and control; adherence with applicable components of the EWRMF; and a culture of intelligent risk-taking.

Emerging risks that could affect future results and performance are also closely monitored.

Specific activities relating to compliance and conduct, credit, financial crime and operational risks are subject to testing and monitoring by the Risk function. This confirms to both internal and external stakeholders – including the Board, senior management, the customer-facing businesses, Internal Audit and NatWest Group’s regulators – that risk policies and procedures are being correctly implemented and that they are operating adequately and effectively. Thematic reviews and targeted reviews are also carried out where relevant to ensure appropriate customer outcomes.

The Risk Testing & Monitoring Forum assesses and validates the annual plan as well as the ongoing programme of reviews.

NatWest Group Annual Report on Form 20-F 2025	35

Risk management framework continued

Stress testing

Stress testing – capital management

Stress testing is a key risk management tool and a fundamental component of NatWest Group’s approach to capital management. It is used to quantify and evaluate the potential impact of specified changes to risk factors on the financial strength of NatWest Group, including its capital position.

Stress testing includes:

●	Scenario testing, which examines the impact of a hypothetical future state to define changes in risk factors.
●	Sensitivity testing, which examines the impact of an incremental change to one or more risk factors.

The process for stress testing consists of four broad stages:

Define scenarios	● Identify macro and NatWest Group - specific vulnerabilities and risks. ● Define and calibrate scenarios to examine risks and vulnerabilities. ● Formal governance process to agree scenarios.
Assess impact	● Translate scenarios into risk drivers. ● Assess impact on current and projected profit and loss and balance sheet across NatWest Group.
Calculate results and assess implications	● Aggregate impacts into overall results. ● Results form part of the risk management process. ● Scenario results are used to inform business and capital plans.
Develop and agree management actions
●
Scenario results are analysed by subject matter experts. Appropriate management actions are then developed.
●
Scenario results and management actions are reviewed by the relevant Executive Risk Committees and Board Risk Committees. Approval of scenarios is delegated to the NatWest Group Board Risk Committee by the NatWest Group Board.

Stress testing is used widely across NatWest Group. The diagram below summarises key areas of focus.

Stress testing usage within NatWest Group	Strategic financial and capital planning	Capital adequacy
	Risk appetite	Sector review and credit limit setting
Business vulnerabilities analysis
	Risk monitoring	Tail risk assessment
Early warning indicators
	Risk mitigation	Contingency planning and management actions
Assess financial performance

NatWest Group Annual Report on Form 20-F 2025	36

Risk management framework continued

Specific areas that involve capital management include:

●	Strategic financial and capital planning – by assessing the impact of sensitivities and scenarios on the capital plan and capital ratios.
●	Risk appetite – by gaining a better understanding of the drivers of, and the underlying risks associated with, risk appetite.
●	Risk monitoring – by monitoring the risks and horizon-scanning events that could potentially affect NatWest Group’s financial strength and capital position.
●	Risk mitigation – by identifying actions to mitigate risks, or those that could be taken, in the event of adverse changes to the business or economic environment. Principal risk-mitigating actions are documented in NatWest Group’s recovery plan.

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

Capital sufficiency – going concern forward-looking view

Going concern capital requirements are examined on a forward-looking basis – including as part of the annual budgeting process – by assessing the resilience of capital adequacy and leverage ratios under hypothetical future states. These assessments include assumptions about regulatory and accounting factors (such as IFRS 9). They incorporate economic variables and key assumptions on balance sheet and profit and loss drivers, such as impairments, to demonstrate that NatWest Group and its operating subsidiaries maintain sufficient capital. A range of future states are tested. In particular, capital requirements are assessed:

●	Based on a forecast of future business performance, given expectations of economic and market conditions over the forecast period.
●	Based on a forecast of future business performance under adverse economic and market conditions over the forecast period. Scenarios of different severity may be examined.

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

Internal assessment of capital adequacy

An internal assessment of material risks is carried out annually to enable an evaluation of the amount, type and distribution of capital required to cover these risks. This is referred to as the Internal Capital Adequacy Assessment Process (ICAAP). The ICAAP consists of a point-in-time assessment of exposures and risks at the end of the financial year together with a forward-looking stress capital assessment. The ICAAP is approved by the Board Risk Committee under Board - delegated authority and submitted to the PRA.

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

NatWest Group Annual Report on Form 20-F 2025	37

Risk management framework continued

Stress testing – liquidity

Liquidity risk monitoring and contingency planning

A suite of tools is used to monitor, limit and stress-test the liquidity and funding risks on the balance sheet. Limit frameworks are in place to control the level of liquidity risk, asset and liability mismatches and funding concentrations. Liquidity and funding risks are reviewed at significant legal entity and business levels daily, with performance reported to the Asset & Liability Management Committee on a regular basis. Liquidity condition indicators are monitored daily.

This ensures any build-up of stress is detected early and the response escalated appropriately through recovery planning.

Internal assessment of liquidity

Under the liquidity risk management framework, NatWest Group maintains the Internal Liquidity Adequacy Assessment Process. This includes assessment of net stressed liquidity outflows under a range of severe but plausible stress scenarios. Each scenario evaluates either an idiosyncratic, market-wide or combined stress event as described in the table.

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

The recovery plan ensures risks that could delay the implementation of a recovery strategy are highlighted and preparations are made to minimise the impact of these risks. Preparations include:

●	Developing a series of recovery indicators to provide early warning of potential stress events.
●	Clarifying roles, responsibilities and escalation routes to minimise uncertainty or delay.
●	Developing a recovery playbook to provide a concise description of the actions required during recovery.
●	Detailing a range of options to address different stress conditions.
●	Appointing dedicated option owners to reduce the risk of delay and capacity concerns.

The plan is intended to enable NatWest Group to maintain critical services and products it provides to its customers, maintain its core business lines and operate within risk appetite while restoring NatWest Group’s financial condition. It is assessed for appropriateness on an ongoing basis and reviewed and approved by the Board prior to submission to the PRA on a biennial basis. Individual recovery plans are also prepared for NatWest Holdings Limited, NatWest Markets Plc, RBS International Limited and RBSH N.V.. These plans detail the recovery options, recovery indicators and escalation routes for each entity.

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

NatWest Group Annual Report on Form 20-F 2025	38

Risk management framework continued

Under the resolution assessment part of the PRA rulebook, NatWest Group is required to carry out an assessment of its preparations for resolution, submit a report of the assessment to the PRA and publish a summary of this report.

Resolution would be implemented if NatWest Group were assessed by the UK authorities to have failed and the appropriate regulator put it into resolution. The process of resolution is owned and implemented by the Bank of England (as the UK resolution authority). NatWest Group ensures ongoing maintenance and enhancements of its resolution capabilities, in line with regulatory requirements.

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

Non-traded market risk stress test results are combined with those for other risks into the capital plan presented to the Board. The cross-risk capital planning process is conducted once a year, with a planning horizon of five years.

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

Historical stress tests form part of the market risk limit framework and their results are reported regularly to senior management.

NatWest Group Annual Report on Form 20-F 2025	39

Risk management framework continued

Macroeconomic stress tests are carried out periodically as part of the bank-wide, cross-risk capital planning process. The scenario narratives are translated into risk factor shocks using historical events and insights by economists, risk managers and the first line of defence.

Market risk stress test results are combined with those for other risks into the capital plan presented to the Board. The cross-risk capital planning process is conducted at least once a year, with a planning horizon of five years. The scenario narratives cover both regulatory scenarios and macroeconomic scenarios identified by NatWest Group.

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

Stress testing – climate risk

NatWest Group continued to enhance its in-house climate risk modelling capabilities, supporting the ongoing integration of climate risk within its capital adequacy (ICAAP), impairment (IFRS 9) and risk management processes, for example, sharing insights with sector and front-line teams to support the financial budget and climate transition plan processes. In particular, internal physical risk modelling capabilities were developed during 2025.

Specific internal-run exercises in 2025 included:

●	A credit-risk focused exercise covering both physical and transition risk scenarios for both the Corporate & Institutional portfolio and the Retail Banking residential mortgage portfolio.
●	A non-financial risk scenario for climate focused on external communications which could omit or contain incorrect information and mislead on NatWest Group activities.

There are various challenges with quantitative climate scenario analysis, including in relation to the immaturity of modelling techniques and limitations surrounding data on climate-related risks. In addition, there is significant uncertainty as to how the climate will evolve over time, how and when governments, regulators, businesses, investors and customers respond and how those responses impact the economy, asset valuations, economic systems, policy and wider society. These risks and uncertainties, coupled with significantly long timeframes, make the outputs of climate-related risk modelling with respect to the potential use cases identified inherently more uncertain than outputs modelled for traditional financial planning cycles based on historical financial information.

Regulatory stress testing

The Bank of England updated its approach to stress testing. The Bank Capital Stress Test (BCST) is the successor to the Annual Cyclical Stress scenario and will be run biennially. NatWest Group was selected by the Bank of England to be one of the participants in the 2025 BCST. The results were published in December 2025 and NatWest Group remained above its CET1 capital and Tier 1 leverage ratio hurdle rates in stress and was not required to strengthen its capital position. The results of this stress test, and other relevant information, will be used by the Bank of England to help inform NatWest Group capital buffers (both the UK countercyclical capital buffer rate and PRA buffers).

The 2025 stress test aimed to assess the impact of a UK and global macroeconomic stress on UK banks, spanning a five-year period from Q4 2025 to Q4 2030. It was a coherent ‘tail risk’ scenario, designed to be severe and broad enough to assess the resilience of UK banks to a range of adverse shocks. The stress scenario is similar to the 2022/23 Annual Cyclical Stress with weaker UK consumer price index inflation offset by more severe financial markets stresses and economic shocks in some jurisdictions.

The stress test was based on an end-of-December 2024 balance sheet position.

Further details can be found at:

https://www.bankofengland.co.uk/stress-testing/2025/key-elements-bank-capital

NatWest Group Annual Report on Form 20-F 2025	40

Credit risk

NatWest Group Annual Report on Form 20-F 2025	41

Credit risk continued

Movement in expected credit loss (ECL) provision(1)

The table below shows the main ECL provision movements during the year.

ECL provision
£m
At 1 January 2025	3,425
Acquisitions	81
Changes in economic forecasts	54
Changes in risk metrics and exposure: Stage 1 and Stage 2	(75)
Changes in risk metrics and exposure: Stage 3	705
Judgemental changes:
Changes in post model adjustments for Stage 1, Stage 2 and Stage 3	(40)
Write-offs and other	(565)
At 31 December 2025	3,585
At 1 January 2024	3,645
2024 movements	(220)
At 31 December 2024	3,425

(1)	The above table is not within the scope of the Independent auditors’ report.

Key metrics

Loans £429.9bn (2024 – £410.2bn)	ECL provisions coverage 0.83% (2024 – 0.83%)

Growth in 2025 was a result of continuing organic demand across Personal as well as the acquisition and integration of Sainsbury’s Bank unsecured portfolios. In Non-Personal, growth was mainly across strategic areas including financial institutions and corporates.

ECL coverage remained broadly consistent with 2024, reflecting stability in arrears trends and the ongoing resilience of NatWest Group’s portfolios, alongside balance sheet management actions in Personal portfolios.

Impairments £671m (2024 – £359m)	Stage 3 1.09% (2024 – 1.45%)

The impairment charge of £671 million, or 16 basis points of gross customer loans, reflected broadly stable default rates on growing Personal unsecured portfolios, combined with lower reductions in post model adjustments compared to 2024.

Stage 3 assets reduced as a result of balance sheet management actions in Personal coupled with lower defaults in Non-Personal.

NatWest Group Annual Report on Form 20-F 2025	42

Credit risk continued

Definition (audited)

Credit risk is the risk that customers, counterparties or issuers fail to meet a contractual obligation to settle outstanding amounts. For the purposes of the credit risk section, Personal refers to lending to individuals and Non-Personal refers to lending to small and medium-sized enterprises, corporates, banks and other financial institutions.

Sources of risk (audited)

The principal sources of credit risk for NatWest Group are lending, off-balance sheet products, derivatives and securities financing, and debt securities. NatWest Group is also exposed to settlement risk through foreign exchange, trade finance and payments activities.

Governance (audited)

Risk governance for credit risk is in line with the approach outlined in the Risk management framework section.

The Credit Risk function provides oversight and challenge of frontline credit risk management activities:

●	Establishing credit risk policy, standards and toolkits which set out the mandatory limits and parameters required to ensure that credit risk is managed within risk appetite and which provide the minimum standards for the identification, assessment, management, monitoring and reporting of credit risk.
●	Oversight of the first line of defence to ensure that credit risk remains within the appetite set by the Board and that it is being managed adequately and effectively.
●	Assessing the adequacy of ECL provisions including approving key IFRS 9 inputs (such as significant increase in credit risk (SICR) thresholds) and any necessary in-model and post model adjustments through NatWest Group and business unit provisions and model committees.

Risk appetite (audited)

Risk appetite for credit risk is in line with the approach outlined in the Risk management framework section.

Credit risk appetite is monitored through risk appetite frameworks tailored to NatWest Group’s Personal and Non-Personal segments.

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

Non-Personal

The Non-Personal credit risk appetite framework has been designed to reflect factors that influence the ability to operate within risk appetite. Tools such as stress testing and economic capital are used to measure credit risk volatility and develop links between the framework and risk appetite limits.

The framework is used to manage concentrations of risk which may arise across four lenses – single name, sector, country and product and asset classes. The framework is supported by a suite of transactional acceptance standards that set out the risk parameters within which businesses should operate.

Identification and measurement

Risks are identified through relationship management and credit stewardship of customers and portfolios. Credit stewardship takes place throughout the customer relationship, beginning with the initial approval. It includes the application of credit assessment standards, credit risk mitigation, ensuring that credit documentation is complete and appropriate, carrying out regular portfolio or customer reviews and problem debt identification and management.

NatWest Group Annual Report on Form 20-F 2025	43

Credit risk continued

Assessment and monitoring

Personal

Personal lending mainly comprises a high volume of lower-value transactions supported by automated decision-making. To maintain consistency in lending decisions and monitor performance, NatWest Group reviews both internal credit data and external information from credit reference agencies, developing and applying lending rules according to product type.

For higher-value, more complex personal loans, such as certain residential mortgage lending, specialist credit managers are responsible for final lending decisions within defined delegated authority limits based on their experience.

Underwriting standards and portfolio performance are monitored on an ongoing basis to ensure they remain appropriate for the current market environment. Management information and higher-risk segment monitoring are produced for portfolio monitoring. Portfolio performance is measured against operational limits related to various credit risk measures including projected default rates and mortgage loan-to-value (LTV) ratios. If operational limits identify areas of concern, management may adjust credit or business strategy accordingly.

Non-Personal

Non-Personal customers, which include small and medium-sized enterprises, corporates, banks and other financial institutions, are typically managed on an individual basis. Customers are aggregated as a single risk when sufficiently interconnected to the extent that a failure of one could lead to the failure of another.

A risk-based credit assessment is carried out before credit facilities are made available to customers. The assessment process depends on the complexity of the transaction.

For lower-risk transactions below specific thresholds, credit decisions can be approved through a combination of fully automated or relationship manager self-sanctioning within the business. This process is facilitated through an auto-decision system, which utilises scorecards, strategies and policy rules. For other transactions, both business approval and credit approval are required.

Credit quality and loss given default (LGD) are reviewed at least annually. The review process assesses borrower performance, the adequacy of security, compliance with terms and conditions, and refinancing risk.

Mitigation

Mitigation techniques outlined in the credit risk toolkits and transactional acceptance standards are applied in managing credit portfolios across NatWest Group. These techniques mitigate credit concentrations related to individual customers, borrower groups or a collection of related borrowers. Where possible, customer credit balances are netted against obligations. Mitigation tools may involve structuring security interests in physical or financial assets, using credit derivatives such as credit default swaps, credit-linked debt instruments and securitisation structures, and utilising guarantees or similar instruments (including credit insurance) from related and third parties. Property is used to mitigate credit risk across a number of portfolios, in particular residential mortgage lending and commercial real estate.

Residential mortgages

NatWest Group uses residential property as collateral to reduce credit risk arising from mortgages. The value of the property is determined during loan underwriting, either from a qualified appraiser, such as one registered with the Royal Institution of Chartered Surveyors (RICS), or by applying a statistically valid model. Periodically, a sample of these valuations is reviewed by an independent RICS-qualified appraiser. Retail Banking UK updates residential property values quarterly based on country-specific (Scotland, Wales and Northern Ireland) or English region specific Office for National Statistics House Price indices.

Commercial real estate

For commercial real estate valuations, NatWest Group works with a managed panel of chartered surveying firms that cover relevant geographic and property sectors in which NatWest Group takes collateral. RICS-registered valuers are contracted for specific assets under service agreements to ensure consistency of quality and advice. In the UK, an independent third-party market indexation is applied to update external valuations for commercial property, once they are more than a year old. For loan obligations in excess of £2.5 million and where the charged property has a book value in excess of £0.5 million, a formal valuation review is typically commissioned at least every three years.

NatWest Group Annual Report on Form 20-F 2025	44

Credit risk continued

Problem debt management (audited)

When stress or financial difficulties are identified, NatWest Group collaborates closely with customers to support them.

Personal

Pre-emptive triggers, based on both NatWest Group and credit reference agency data, are used to identify customers that may be at risk of financial difficulty. NatWest Group proactively contacts these customers to offer support with the aim of preventing further deterioration of their financial position.

Financial Health and Support

When a customer exceeds an agreed limit or misses a regular monthly payment, the customer is contacted by NatWest Group and requested to remedy the position. If the situation is not resolved then, where appropriate, the Financial Health and Support team become involved and the customer is supported by skilled debt management staff who endeavour to provide customers with bespoke solutions.

If appropriate, a notice of intention to default and/or a formal demand may be issued to the customer. The account may also be registered with credit reference agencies. Subsequently, the customer’s debt may be referred to a third-party debt collection agency or solicitor, to agree an affordable repayment plan. The sale of unsecured debt may also be considered as an option.

Non-Personal

NatWest Group uses a range of early warning indicators to identify customers that may be exposed to emerging risks, including financial stress, allowing for increased monitoring where necessary. Early warning indicators may be internal, such as a customer’s bank account activity, or external, such as the share price of a publicly listed customer. When these indicators suggest that a customer is experiencing potential or actual difficulty, or if relationship managers or credit officers observe other signs of financial difficulty, the customer may be classified within the Wholesale Problem Debt Management framework.

Wholesale Problem Debt Management framework

This framework focuses on Non-Personal customers and is designed to provide early identification of credit deterioration, support intelligent risk-taking, ensure fair and consistent customer outcomes and provide key insights into Non-Personal lending portfolios.

There are two classifications in the framework that apply to non-defaulted customers that are in financial stress – Heightened Monitoring and Risk of Credit Loss. For the purposes of provisioning, all exposures categorised as Heightened Monitoring or Risk of Credit Loss are categorised as Stage 2 and subject to a lifetime loss assessment.

The framework also applies to those customers that have met NatWest Group’s default criteria (AQ10 exposures). Defaulted exposures are categorised as Stage 3 impaired for provisioning purposes.

Heightened Monitoring customers are performing customers that have met certain characteristics, which have led to significant credit deterioration. Characteristics include trading issues, covenant breaches, material probability of default (PD) downgrades and past due facilities.

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

The Wholesale Problem Debt Management framework does not apply to problem debt management for small and medium-sized enterprise retail customers. These customers are, where necessary, managed by specialist problem debt management teams, depending on the size of exposure or by the Financial Health and Support team where a loan has been impaired.

NatWest Group Annual Report on Form 20-F 2025	45

Credit risk continued

Problem debt management (audited) continued

Customer Lending Support

Where customers meet specific referral criteria, relationships are supported by the Customer Lending Support team.

Customer Lending Support works with corporate and commercial customers in financial difficulty to help them understand their options and how their restructuring or repayment strategies can be delivered.

Helping viable customers return to financial health and restoring a normal banking relationship is always the preferred outcome. However, where this is not possible, NatWest Group works with customers to achieve a solvent outcome.

Forbearance (audited)

Forbearance occurs when a concession is made on the contractual terms of a debt in response to a customer’s financial difficulties.

The aim of forbearance is to help the customer regain financial stability while reducing risk. To ensure that forbearance is appropriate for the customer, minimum standards are applied when assessing, recording, monitoring and reporting forbearance.

Personal

Forbearance options include payment concessions, loan rescheduling (such as extending contractual maturity), switching to interest-only payments, suspending interest or capitalising arrears. This support can be provided for both mortgages and unsecured lending.

Non-Personal

Forbearance may involve covenant waivers, amendments to margins, payment concessions and loan rescheduling (including extensions in contractual maturity), capitalisation of arrears, and debt forgiveness or debt-for-equity swaps.

Customer PD and facility loss given default (LGD) are reassessed prior to finalising any forbearance arrangement. The ultimate outcome of a forbearance strategy is highly dependent on the co-operation of the borrower and a viable business or repayment outcome. If forbearance becomes unsuitable or is unsuccessful, NatWest Group may pursue repayment, enforcement of security or insolvency proceedings, although these are options of last resort.

IFRS 9 models (audited)

IFRS 9 models provide PD, exposure at default (EAD) and LGD for the purpose of calculating ECL.

Model build

Risk ranking is normally the same as for internal ratings based (IRB) models to maintain consistency in risk measurement. Economic drivers are incorporated, normally by using stress models. Term structures are used to assess the risk of loss beyond 12 months that will affect lifetime loss for exposures which have significantly deteriorated (Stage 2) or defaulted (Stage 3).

Model application

Model application involves selecting forward-looking economic scenarios and assigning appropriate probability weights.

Model design principles

The modelling of ECL under IFRS 9 adopts the standard approach of breaking down credit loss estimation into its component parts of PD, LGD and EAD. To comply with IFRS 9, these model parameters are designed with the following characteristics:

●	Unbiased – provide a best estimate.
●	Point-in-time – reflecting current economic conditions as opposed to through-the-cycle.
●	Economic forecasts – IFRS 9 PD estimates and, where appropriate, EAD and LGD estimates reflecting economic forecasts.
●	Lifetime measurement – parameters are provided as multi-period term structures up to behavioural lifetimes.

NatWest Group Annual Report on Form 20-F 2025	46

Credit risk continued

IFRS 9 models (audited) continued

PD

Personal

Personal PD models follow a discrete multi-horizon survival approach, predicting quarterly PDs up to lifetime at account level. A key driver is the score from related IRB PD models, with economic forecasts incorporated through the stress models.

Non-Personal

Non-Personal PD models use a point-in-time/through-the-cycle framework to provide point-in-time estimates that reflect economic conditions at the reporting date. A key driver is the score from related IRB PD models, with economic forecasts incorporated through the stress models.

LGD

Personal

Economic forecasts are incorporated for the secured portfolios, where changes in property prices can be readily accommodated. Analysis has shown limited sensitivity to economic conditions on LGDs for the other Personal portfolios.

Non-Personal

Economic forecasts are incorporated into LGD estimates using the existing point-in-time/through-the-cycle framework. However, for some portfolios, including low-default, sovereigns and banks, there is insufficient loss data to substantiate estimates that vary with economic conditions.

EAD

Personal

Revolving products employ existing IRB models as a foundation, with appropriate adjustments incorporating a term structure based on time to default. Amortising products use an amortisation schedule, where a formula is used to calculate the expected balance based on remaining terms and interest rates.

Non-Personal

EAD values rely on product-specific credit conversion factors (CCFs), closely mirroring the product segmentation and approach of the respective IRB model, but without conservative or downturn assumptions. These CCFs are estimated over multi-year time horizons.

Economic drivers (audited)

Introduction

The portfolio segmentation and selection of economic drivers for IFRS 9 follows the approach used in stress testing. The stress models for each portfolio segment (defined by product or asset class and where relevant, industry sector and region) are based on a selected, small number of economic variables that best explain the movements in portfolio loss rates. The process to select economic drivers uses empirical analysis and expert judgement.

The most significant economic drivers for material portfolios are shown in the table below:

Portfolio	Economic drivers
Personal mortgages	Unemployment rate, sterling swap rate, house price index, real wage
Personal unsecured	Unemployment rate, sterling swap rate, real wage
Corporates	Stock price index, gross domestic product (GDP)
Commercial real estate	Stock price index, commercial property price index, GDP

NatWest Group Annual Report on Form 20-F 2025	47

Credit risk continued

Economic drivers (audited) continued

Economic scenarios

At 31 December 2025, the range of anticipated future economic conditions was defined by a set of four internally developed scenarios and their respective probabilities. In addition to the base case, they comprised upside, downside and extreme downside scenarios.

For 31 December 2025, the four scenarios were deemed appropriate in capturing the uncertainty in economic forecasts and the non-linearity in outcomes under different scenarios. These four scenarios were developed to provide sufficient coverage to current risks faced by the economy and consider varying outcomes across the labour market, inflation, interest rate, asset price and economic growth, around which there remains pronounced levels of uncertainty.

Since 31 December 2024, the near-term economic growth outlook weakened, with growth in the second half of 2025 losing momentum. Inflation rose to nearly double the target level of 2% in 2025, with underlying price pressures remaining firm. However, there are tentative signs of easing inflationary pressures and inflation is assumed to fall back close to the target by the end of 2026. The peak unemployment rate is higher than at 31 December 2024. The unemployment rate is assumed to continue to rise in the near-term, albeit at a slower pace. The Bank of England is expected to continue cutting interest rates in a ‘gradual and careful’ manner with an assumed terminal rate in the base case of 3.25%, marginally lower compared to 3.5% assumed at 31 December 2024. Housing market activities remained resilient in 2025, with prices expected to grow modestly.

High-level narrative – potential developments, vulnerabilities and risks
Growth	Outperformance sustained – above trend growth as consumer sentiment recovers	Upside
	Steady growth – staying close to trend pace	Base case
	Stalling – cautious consumer and policy uncertainty weighs on activity	Downside
	Extreme stress – extreme fall in GDP, with policy support to facilitate sharp recovery	Extreme downside
Inflation	Sticky – strong growth and/or wage policies keep services inflation above target in medium term	Upside
	Battle won – beyond near-term volatility, services inflation continues to ease, 2% target is met on a sustained basis	Base case
	Slow – above target inflation in 2026 but swiftly falls to lower levels	Downside
	Close to deflation – inflationary pressures diminish amidst pronounced weakness in demand	Extreme downside
Labour market	Recovery – job growth rebounds strongly, reversing much of the recent rise in unemployment rate	Upside
	Cooling continues – gradual loosening continues into 2026, before improving	Base case
	Job shedding – redundancies, reduced hours, building slack	Downside
	Depression – unemployment hits levels close to previous peaks amid severe stress	Extreme downside
Rates short-term	Limited cuts – higher growth and inflation keep the Monetary Policy Committee cautious	Upside
	Steady – rate cutting cycle largely done, two further rate cuts	Base case
	Supportive – sharp declines to support recovery	Downside
	Sharp drop – drastic easing in policy to support a sharp deterioration in the economy	Extreme downside
Rates long-term	Above consensus – 4%	Upside
	Middle – 3.25%	Base case
	Low – 2.5% and below	Downside/Extreme downside

NatWest Group Annual Report on Form 20-F 2025	48

Credit risk continued

Economic drivers (audited) continued

Main macroeconomic variables

The main macroeconomic variables for each of the four scenarios used for ECL modelling are set out in the table below.

	2025					2024
				Extreme	Weighted				Extreme	Weighted
	Upside	Base case	Downside	downside	average	Upside	Base case	Downside	downside	average
Five-year summary	%	%	%	%	%	%	%	%	%	%
GDP	2.1	1.4	0.5	0.1	1.2	2.0	1.3	0.5	(0.2)	1.1
Unemployment rate	4.3	5.1	5.6	7.0	5.3	3.6	4.3	5.0	6.7	4.6
House price index	5.7	3.3	0.6	(3.8)	2.6	5.8	3.5	0.8	(4.3)	2.7
Commercial real estate price	6.1	2.2	(0.3)	(5.0)	1.9	5.4	1.2	(1.0)	(5.7)	1.1
Consumer price index	2.6	2.4	2.4	1.8	2.3	2.4	2.2	3.5	1.6	2.4
Bank of England base rate	4.0	3.5	2.6	1.4	3.2	4.4	4.0	3.0	1.6	3.6
Stock price index	6.2	4.8	2.8	1.1	4.3	6.3	5.0	3.4	1.1	4.5
World GDP	3.7	3.1	2.5	2.2	3.0	3.8	3.2	2.5	1.6	3.0
Probability weight	22.4	45.0	19.5	13.1		23.2	45.0	19.1	12.7

(1)	The five-year summary runs from 2025-2029 for 31 December 2025 and from 2024-2028 for 31 December 2024.
(2)	The table shows compound annual growth rate (CAGR) for GDP, average levels for the unemployment rate and Bank of England base rate and Q4 to Q4 CAGR for other parameters.
(3)	An implicit carbon price is an additional cost related to greenhouse gas emissions as a result of climate transition policy.

Climate transition

Since 2023, NatWest Group has assessed the implicit contribution to its base case macroeconomic scenario from changes in UK transition policy, expressed as an additional implicit sectoral carbon price(3). Climate transition policy contribution to the total ECL was immaterial at the end of 2025.

In 2025, NatWest Group individually assessed 50 active and potential UK transition policies that had a significant impact on the cost of emissions – for example, the Emissions Trading Scheme and Renewables Obligation – and converted them into equivalent implicit sectoral carbon prices. The prices were calculated as the cost per tonne of emissions abated by each policy. Using an internally developed model, NatWest Group estimated the impact of sector carbon prices on key macroeconomic variables such as GDP and unemployment. Using this analysis, NatWest Group created two scenarios, the baseline, which incorporates climate transition related impacts, and an alternative scenario, which excludes them. Comparing ECL under these two scenarios allowed NatWest Group to estimate an aggregate macroeconomic impact of the analysed transition policies and their contribution to ECL.

The current approach does not include physical risks and transition risks, beyond the assessed transition policies. NatWest Group will continue to enhance and develop the approach as reliable data and methodology become available.

Probability weightings of scenarios

NatWest Group applies a quantitative approach for IFRS 9 multiple economic scenarios by selecting specific discrete scenarios that represent the range of risks in the economic outlook and assigning appropriate probability weights.

The approach involves comparing GDP paths for NatWest Group’s scenarios against a set of 1,000 model simulations to determine the percentile in the distribution that aligns most closely with each scenario. The probability weight for the base case is determined first using judgement, while probability weights for the alternative scenarios are then assigned based on these percentiles scores.

The weights were broadly comparable to those used at 31 December 2024 but with slightly more downside skew. The assigned probability weights were judged to be aligned with the subjective assessment of balance of the risks in the economy. Given the balance of risks that the economies in which NatWest Group operates are exposed to, NatWest Group judges it appropriate that downside-biased scenarios have higher combined probability weights than the upside-biased scenario.

It presents good coverage to the range of outcomes assumed in the scenarios, including the potential for a robust recovery on the upside and exceptionally challenging outcomes on the downside. A 22.4% weighting was applied to the upside scenario, a 45.0% weighting applied to the base case scenario, a 19.5% weighting applied to the downside scenario and a 13.1% weighting applied to the extreme downside scenario.

NatWest Group Annual Report on Form 20-F 2025	49

Credit risk continued

Economic drivers (audited) continued

UK gross domestic product (£bn)
3,200
3,100
3,000
2,900
2,800
2,700
2,600
Q4 2025
Q4 2026
Q4 2027
Q4 2028
Q4 2029
Q4 2030
Upside
Base case
Downside
Extreme downside

Bank of England base rate (%)
6
5
4
3
2
1
0
Q4 2025
Q4 2026
Q4 2027
Q4 2028
Q4 2029
Q4 2030
Upside
Base case
Downside
Extreme downside

UK unemployment rate (%)
9
8
7
6
5
4
3
2
1
0
Q4 2025
Q4 2026
Q4 2027
Q4 2028
Q4 2029
Q4 2030
Upside
Base case
Downside
Extreme downside

UK house prices (index)
260
240
220
200
180
160
140
120
100
Q4 2025
Q4 2026
Q4 2027
Q4 2028
Q4 2029
Q4 2030
Upside
Base case
Downside
Extreme downside

NatWest Group Annual Report on Form 20-F 2025	50

Credit risk continued

Economic drivers (audited) continued

Annual figures

	GDP - annual growth
	Upside %	Base case %	Downside %	Extreme downside %	Weighted average %
2025	1.4	1.4	1.4	1.4	1.4
2026	1.9	1.0	0.3	(3.7)	0.5
2027	3.2	1.5	(0.6)	(0.2)	1.3
2028	2.3	1.4	0.2	1.4	1.4
2029	1.6	1.4	1.4	1.4	1.5
2030	1.6	1.4	1.7	1.4	1.5

	Unemployment rate - annual average
	Upside %	Base case %	Downside %	Extreme downside %	Weighted average %
2025	4.8	4.8	4.8	4.8	4.8
2026	4.7	5.4	5.5	6.1	5.3
2027	4.1	5.2	6.1	8.1	5.5
2028	4.1	5.1	6.0	8.3	5.4
2029	4.0	4.9	5.7	7.6	5.2
2030	4.0	4.8	5.5	6.9	5.1

	House price index - four quarter change
	Upside %	Base case %	Downside %	Extreme downside %	Weighted average %
2025	3.0	3.0	3.0	3.0	3.0
2026	7.8	3.4	(1.2)	(13.1)	1.3
2027	7.2	3.4	(2.8)	(14.1)	1.2
2028	5.1	3.4	0.1	(0.2)	2.9
2029	5.4	3.4	4.4	7.2	4.5
2030	5.6	3.4	4.2	6.6	4.4

	Commercial real estate price - four quarter change
	Upside %	Base case %	Downside %	Extreme downside %	Weighted average %
2025	2.6	2.6	2.6	2.6	2.6
2026	14.1	2.9	(6.8)	(24.1)	—
2027	4.4	2.6	(2.5)	(13.0)	0.6
2028	5.5	1.5	2.8	7.0	3.3
2029	4.2	1.6	2.6	6.8	2.9
2030	2.7	1.6	2.5	6.5	2.5

	Consumer price index - four quarter change
	Upside %	Base case %	Downside %	Extreme downside %	Weighted average %
2025	3.6	3.6	3.6	3.6	3.6
2026	2.7	2.3	2.7	0.6	2.3
2027	2.4	2.0	1.8	1.1	1.9
2028	2.1	2.0	1.7	1.8	1.9
2029	2.0	2.0	2.0	2.0	2.0
2030	2.0	2.0	2.0	2.0	2.0

NatWest Group Annual Report on Form 20-F 2025	51

Credit risk continued

Economic drivers (audited) continued

	Bank of England base rate - annual average
	Upside %	Base case %	Downside %	Extreme downside %	Weighted average %
2025	4.24	4.24	4.24	4.24	4.24
2026	4.00	3.52	2.94	1.14	3.20
2027	4.00	3.25	2.00	0.17	2.77
2028	4.00	3.25	2.00	0.39	2.80
2029	4.00	3.25	2.00	1.02	2.88
2030	4.00	3.25	2.15	1.82	3.02

	Stock price index - four quarter change
	Upside %	Base case %	Downside %	Extreme downside %	Weighted average %
2025	11.1	11.1	11.1	11.1	11.1
2026	8.1	3.3	(16.0)	(52.9)	(6.7)
2027	5.1	3.3	7.2	33.9	6.5
2028	3.5	3.3	7.2	25.3	5.9
2029	3.5	3.3	7.2	20.2	5.7
2030	3.0	3.3	7.2	16.8	5.5

Worst points

	2025					2024
			Extreme		Weighted			Extreme		Weighted
	Downside		downside		average	Downside		downside		average
	%	Quarter	%	Quarter	%	%	Quarter	%	Quarter	%
GDP	—	Q4 2027	(3.8)	Q4 2026	—	—	Q1 2024	(4.1)	Q4 2025	—
Unemployment rate - peak	6.2	Q4 2027	8.5	Q4 2027	5.6	5.6	Q4 2026	8.5	Q1 2027	4.9
House price index	(2.4)	Q2 2028	(25.9)	Q2 2028	—	(1.9)	Q2 2027	(25.6)	Q3 2027	—
Commercial real estate price	(7.3)	Q2 2027	(33.3)	Q3 2027	—	(10.5)	Q2 2026	(35.0)	Q3 2026	(1.8)
Consumer price index - highest four quarter change	3.8	Q3 2025	3.8	Q3 2025	3.8	6.1	Q1 2026	3.5	Q1 2024	3.5
Bank of England base rate - extreme level	2.0	Q1 2025	0.1	Q1 2025	2.8	2.0	Q1 2024	0.1	Q1 2024	2.9
Stock price index	(6.7)	Q4 2026	(47.7)	Q4 2026	—	(0.2)	Q4 2025	(27.4)	Q4 2025	—

(1)	The figures show falls relative to the starting period for GDP, house price index, commercial real estate price and stock price index. For unemployment rate, it shows highest value through the scenario horizon. For consumer price index, it shows highest annual percentage change. For Bank of England base rate, it shows highest or lowest value through the horizon. The calculations are performed over five years, with a starting point of Q4 2024 for 31 December 2025 scenarios and Q4 2023 for 31 December 2024 scenarios.

NatWest Group Annual Report on Form 20-F 2025	52

Credit risk continued

Impairment, provisioning and write-offs (audited)

In the overall assessment of credit risk, impairment provisioning and write-offs are used as key indicators of credit quality.

SICR

Defaulted exposures are classified in Stage 3 and subject to lifetime ECL measurement. Remaining exposures are assessed for SICR since initial recognition. Where exposures are identified with SICR, they are classified in Stage 2 and assessed using a lifetime ECL measurement. Exposures not considered deteriorated are assessed with a 12-month ECL. NatWest Group applies a framework to identify deterioration, primarily based on changes in lifetime PD, supported by additional qualitative high-risk backstops.

●	IFRS 9 lifetime PD assessment (the primary driver) – relies on measuring the relative deterioration in forward-looking lifetime PD and is assessed monthly. SICR is determined by comparing the residual lifetime PD at the balance sheet date with the lifetime PD at the date of initial recognition (DOIR). If the current lifetime PD exceeds the origination PD by more than a defined threshold, SICR is assumed to have occurred and the exposure moved into Stage 2 for a lifetime ECL assessment. For Non-Personal, a doubling of PD would indicate a SICR, subject to a minimum PD uplift of 0.1%. For Personal portfolios and small and medium-sized enterprise retail, the criteria vary by risk band, as detailed in the following table:
Personal risk bands	PD bandings (based on residual lifetime PD calculated at DOIR)	PD deterioration threshold criteria
A	<0.762%	PD@DOIR + 1%
B	<4.306%	PD@DOIR + 3%
C	>=4.306%	1.7 x PD@DOIR

●	Qualitative high-risk backstop assessment – supplements the PD assessment to evaluate whether significant deterioration in lifetime risk of default occurred. This included the mandatory 30+ days past due backstop, as prescribed by IFRS 9 guidance, as well as other elements such as forbearance support, Non-Personal exposures managed within the Wholesale Problem Debt Management framework, and adverse credit bureau results for Personal customers.
●	Persistence (Personal and small and medium-sized enterprise retail customers only) – the persistence rule ensures that accounts which have met the criteria for PD driven deterioration are still considered to be significantly deteriorated for three months thereafter. This additional rule enhances the timeliness of capture into Stage 2. The persistence rule is applied to PD driven deterioration only.

Lifetime

The definitions of initial recognition and asset lifetime are important considerations when determining the amount of lifetime losses to be applied.

●	Initial recognition refers to the date that a transaction (or account) is first recognised on the balance sheet, with the PD at that point serving as the basis for subsequent determination of SICR, as detailed above.
●	For asset lifetime, the approach is aligned with IFRS 9 requirements:
o	Term lending – the contractual maturity date is used and adjusted for behavioural trends where applicable, such as expected prepayment and amortisation.
o	Revolving facilities – for Personal portfolios (excluding credit cards), asset duration is determined by behavioural life, which was typically greater than contractual life. For the Non-Personal portfolios, asset duration is based on annual customer review schedules.

Governance

The IFRS 9 PD, EAD and LGD models are subject to NatWest Group’s model risk policy,which stipulates periodic model monitoring and, re-validation and defines approval procedures and authorities according to model materiality. Post model adjustments are applied where management deemed them necessary to ensure an adequate level of overall ECL provision. All post model adjustments undergo review, challenge and approval by the relevant model or provisioning committees.

Post model adjustments will remain a key focus area of NatWest Group’s ongoing ECL adequacy assessment process. A comprehensive framework has been established that incorporates analysis of diverse economic data, external benchmarks and portfolio performance trends with a particular focus on segments (across both Personal and Non-Personal portfolios) that may be more susceptible to specific risk factors.

NatWest Group Annual Report on Form 20-F 2025	53

Credit risk continued

Measurement uncertainty and ECL sensitivity analysis (audited)

The recognition and measurement of ECL is complex and requires significant judgement and estimation, especially during times of economic volatility and uncertainty. This includes the formulation and incorporation of multiple forward-looking economic conditions into ECL to meet the measurement objectives of IFRS 9. The ECL provision is sensitive to the model inputs and economic assumptions used in the estimation.

Simulations were conducted to assess the impact of various economic scenarios, including base case, upside, downside and extreme downside scenarios. The potential ECL impacts reflected the simulated impact as at 31 December 2025. In the simulations, NatWest Group assumed that the economic macro variables associated with each scenario would replace the existing base case economic assumptions, giving them a 100% probability weighting and therefore serving as a single economic scenario.

These scenarios were applied to all modelled portfolios in the table, with the simulation affecting both PDs and LGDs. Post model adjustments included in the ECL estimates were adjusted in line with the modelled ECL movements. However, adjustments that were judgemental in nature, such as those for deferred model calibrations and economic uncertainty, were not automatically recalculated. Instead, they will be re-evaluated by management through ECL governance for any new economic scenario outlook.

As expected, the scenarios created varying impacts on ECL by portfolio, and these impacts were deemed reasonable. The simulations assumed that existing modelled relationships between key economic variables and drivers would hold. However, in practice, other factors such as potential changes in customer behaviour and policy changes could also impact the wider availability of credit.

The focus of the simulations was on ECL provisioning requirements for performing exposures in Stage 1 and Stage 2. The simulations were run on a stand-alone basis and were independent of each other. Scenario impacts on SICR were considered when evaluating the ECL movements of Stage 1 and Stage 2. In all scenarios, the total exposure remained the same, but exposure by stage varied.

Stage 3 provisions are not subject to the same level of measurement uncertainty, as default is an observed event as at the balance sheet date and defaulted LGD is typically more impacted by borrower specific factors rather than economics. Therefore, Stage 3 provisions were not considered in this analysis. NatWest Group’s core criterion for identifying a SICR is based on PD deterioration. Under the simulations, changes in PDs resulted in exposures moving between Stage 1 and Stage 2, contributing to the ECL impact.

NatWest Group Annual Report on Form 20-F 2025	54

Credit risk continued

Measurement uncertainty and ECL sensitivity analysis (audited)

			Moderate	Moderate	Extreme
		Base	upside	downside	downside
2025	Actual	scenario	scenario	scenario	scenario
Stage 1 modelled loans (£m)
Retail Banking - mortgages	181,869	182,357	183,665	181,119	176,988
Retail Banking - unsecured	12,761	12,858	13,232	12,601	11,683
Non-Personal - property	31,809	31,924	31,995	31,764	23,027
Non-Personal - non-property	141,924	142,660	142,972	141,841	118,828
	368,363	369,799	371,864	367,325	330,526
Stage 1 modelled ECL (£m)
Retail Banking - mortgages	42	42	41	42	43
Retail Banking - unsecured	293	300	288	291	278
Non-Personal - property	66	46	38	71	148
Non-Personal - non-property	189	156	144	202	353
	590	544	511	606	822
Stage 1 coverage (%)
Retail Banking - mortgages	0.02%	0.02%	0.02%	0.02%	0.02%
Retail Banking - unsecured	2.30%	2.33%	2.18%	2.31%	2.38%
Non-Personal - property	0.21%	0.14%	0.12%	0.22%	0.64%
Non-Personal - non-property	0.13%	0.11%	0.10%	0.14%	0.30%
	0.16%	0.15%	0.14%	0.16%	0.25%
Stage 2 modelled loans (£m)
Retail Banking - mortgages	15,821	15,333	14,025	16,571	20,702
Retail Banking - unsecured	3,621	3,524	3,150	3,781	4,699
Non-Personal - property	3,072	2,957	2,886	3,117	11,854
Non-Personal - non-property	15,721	14,985	14,673	15,804	38,817
	38,235	36,799	34,734	39,273	76,072
Stage 2 modelled ECL (£m)
Retail Banking - mortgages	36	33	29	38	55
Retail Banking - unsecured	388	378	326	408	516
Non-Personal - property	55	47	42	59	351
Non-Personal - non-property	305	263	242	317	880
	784	721	639	822	1,802
Stage 2 coverage (%)
Retail Banking - mortgages	0.23%	0.22%	0.21%	0.23%	0.27%
Retail Banking - unsecured	10.72%	10.73%	10.35%	10.79%	10.98%
Non-Personal - property	1.79%	1.59%	1.46%	1.89%	2.96%
Non-Personal - non-property	1.94%	1.76%	1.65%	2.01%	2.27%
	2.05%	1.96%	1.84%	2.09%	2.37%

For the notes to this table refer to the following page.

NatWest Group Annual Report on Form 20-F 2025	55

Credit risk continued

Measurement uncertainty and ECL sensitivity analysis (audited)

			Moderate	Moderate	Extreme
		Base	upside	downside	downside
2025	Actual	scenario	scenario	scenario	scenario
Stage 1 and Stage 2 modelled loans (£m)
Retail Banking - mortgages	197,690	197,690	197,690	197,690	197,690
Retail Banking - unsecured	16,382	16,382	16,382	16,382	16,382
Non-Personal - property	34,881	34,881	34,881	34,881	34,881
Non-Personal - non-property	157,645	157,645	157,645	157,645	157,645
	406,598	406,598	406,598	406,598	406,598
Stage 1 and Stage 2 modelled ECL (£m)
Retail Banking - mortgages	78	75	70	80	98
Retail Banking - unsecured	681	678	614	699	794
Non-Personal - property	121	93	80	130	499
Non-Personal - non-property	494	419	386	519	1,233
	1,374	1,265	1,150	1,428	2,624
Stage 1 and Stage 2 coverage (%)
Retail Banking - mortgages	0.04%	0.04%	0.04%	0.04%	0.05%
Retail Banking - unsecured	4.16%	4.14%	3.75%	4.27%	4.85%
Non-Personal - property	0.35%	0.27%	0.23%	0.37%	1.43%
Non-Personal - non-property	0.31%	0.27%	0.24%	0.33%	0.78%
	0.34%	0.31%	0.28%	0.35%	0.65%
Reconciliation to Stage 1 and Stage 2 ECL (£m)
ECL on modelled exposures	1,374	1,265	1,150	1,428	2,624
ECL on non-modelled exposures	36	36	36	36	36
Total Stage 1 and Stage 2 ECL (£m)	1,410	1,301	1,186	1,464	2,660

Variance to actual total Stage 1 and Stage 2 ECL (£m)	—	(109)	(224)	54	1,250
Reconciliation to Stage 1 and Stage 2 flow exposures (£m)
Modelled loans	406,598	406,598	406,598	406,598	406,598
Non-modelled loans	19,264	19,264	19,264	19,264	19,264
Other asset classes	160,130	160,130	160,130	160,130	160,130

(1)	Reflects ECL for all modelled exposure in scope for IFRS 9. The analysis excludes non-modelled portfolios and exposure relating to bonds and cash.
(2)	All simulations are run on a stand-alone basis and are independent of each other, with the potential ECL impact reflecting the simulated impact as at 31 December 2025. The simulations change the composition of Stage 1 and Stage 2 exposure but total exposure was unchanged under each scenario as the loan population was static.
(3)	Refer to the Economic drivers section for details of economic scenarios.
(4)	Refer to the NatWest Group 2024 Annual Report and Accounts for 2024 comparatives.
●	If the economics were as negative as observed in the extreme downside (i.e. 100% probability weighting), total Stage 1 and Stage 2 ECL was simulated to increase by £1.3 billion (approximately 90%). In this scenario, Stage 2 exposure increased significantly and was the key driver of the simulated ECL rise. The movement in Stage 2 balances in the other simulations was less significant.
●	In the Non-Personal portfolio, there was a significant increase in ECL under the extreme downside scenario on non-property portfolios, driven by a significant deterioration in the stock index.
●	Given the continued economic uncertainty, NatWest Group utilised a framework of quantitative and qualitative measures to support the levels of ECL coverage. This included economic data, credit performance insights and problem debt trends. This was particularly important for consideration of post model adjustments.

NatWest Group Annual Report on Form 20-F 2025	56

Credit risk continued

ECL post model adjustments (audited)

The table below shows ECL post model adjustments.

			Private Banking
	Retail Banking		& Wealth	Commercial
	Mortgages	Other	Management	& Institutional	Total
2025	£m	£m	£m	£m	£m
Deferred model calibrations	—	—	1	14	15
Economic uncertainty	44	42	11	149	246
Other adjustments	—	19	—	16	35
Total	44	61	12	179	296
Of which:
- Stage 1	33	38	4	73	148
- Stage 2	11	20	8	106	145
- Stage 3	—	3	—	—	3

2024
Deferred model calibrations	—	—	1	18	19
Economic uncertainty	90	22	8	179	299
Other adjustments	—	—	—	18	18
Total	90	22	9	215	336
Of which:
- Stage 1	58	9	5	94	166
- Stage 2	26	13	4	119	162
- Stage 3	6	—	—	2	8

Post model adjustments reduced since 31 December 2024, reflecting the removal of COVID-19 post model adjustments combined with updates to parameters.

●	Retail Banking – As at 31 December 2025, the post model adjustment for economic uncertainty decreased to £86 million (2024 – £112 million). This reduction was driven by a revision to the cost of living post model adjustment, standing at £86 million (2024 – £105 million), and was the sole remaining economic uncertainty post model adjustment. This change was based on a review of back-testing. Despite ongoing economic and geopolitical uncertainty, the Retail Banking portfolios demonstrated resilience, supported by a robust risk appetite. The cost of living post model adjustment continued to address the risk in segments of the Retail Banking portfolio that were more susceptible to affordability challenges. It focused on key affordability factors, including over-indebted borrowers, poor credit card affordability status and lower income customers in fuel poverty.
●	A £19 million post model adjustment was recognised as a judgemental measure while additional loss data is accumulated on the recently migrated Sainsbury’s Bank lending portfolio.
●	Commercial & Institutional – As at 31 December 2025, the post model adjustment for economic uncertainty decreased to £149 million (2024 – £179 million). The reduction was driven by the retirement of COVID-19 post model adjustments which were associated with government scheme lending (2024 – £29 million). The continued economic uncertainty post model adjustments reflected downgrades to risk profile that were applied to the sectors that were considered most at risk from the current economic and geopolitical headwinds.
●	The remaining £30 million (2024 – £36 million) of post model adjustments were for deferred model calibrations relating to refinance risk and to mitigate the effect of operational timing delays in the identification and flagging of a significant increase in credit risk.

NatWest Group Annual Report on Form 20-F 2025	57

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

	31 December 2025			31 December 2024
	Gross	ECL	Net	Gross	ECL	Net
	£bn	£bn	£bn	£bn	£bn	£bn
Balance sheet total gross amortised cost and FVOCI	593.9			567.2
In scope of IFRS 9 ECL framework	592.4			564.4
% in scope	100%			100%
Loans to customers - in scope - amortised cost	422.9	3.6	419.3	404.2	3.4	400.8
Loans to customers - in scope - FVOCI	0.2	—	0.2	—	—	—
Loans to banks - in scope - amortised cost	6.8	—	6.8	6.0	—	6.0
Total loans - in scope	429.9	3.6	426.3	410.2	3.4	406.8
Stage 1	386.6	0.6	386.0	363.8	0.6	363.2
Stage 2	38.6	0.8	37.8	40.5	0.8	39.7
Stage 3	4.7	2.2	2.5	5.9	2.0	3.9
Other financial assets - in scope - amortised cost	120.7	—	120.7	116.4	—	116.4
Other financial assets - in scope - FVOCI	41.8	—	41.8	37.8	—	37.8
Total other financial assets - in scope	162.5	—	162.5	154.2	—	154.2
Stage 1	161.5	—	161.5	153.4	—	153.4
Stage 2	1.0	—	1.0	0.8	—	0.8
Out of scope of IFRS 9 ECL framework	1.5	na	1.5	2.8	na	2.8
Loans to customers - out of scope - amortised cost	(0.6)	na	(0.6)	(0.5)	na	(0.5)
Loans to banks - out of scope - amortised cost	0.2	na	0.2	0.1	na	0.1
Other financial assets - out of scope - amortised cost	1.7	na	1.7	3.2	na	3.2
Other financial assets - out of scope - FVOCI	0.2	na	0.2	—	na	—
na = not applicable

NatWest Group Annual Report on Form 20-F 2025	58

Credit risk – Banking activities continued

Financial instruments within the scope of the IFRS 9 ECL framework (audited) continued

The assets outside the scope of IFRS 9 ECL framework were as follows:

●	Settlement balances, items in the course of collection, cash balances and other non-credit risk assets of £1.8 billion (2024 – £3.3 billion). These were assessed as having no ECL unless there was evidence that they were defaulted.
●	Equity shares of £0.1 billion (2024 – £0.2 billion) as not within the IFRS 9 ECL framework by definition.
●	Fair value adjustments on loans hedged by interest rate swaps, where the underlying loan was within the IFRS 9 ECL scope of £(0.3) billion (2024 – £(0.5) billion).

Contingent liabilities and commitments

Total contingent liabilities (including financial guarantees) and commitments within IFRS 9 ECL scope of £147.2 billion (2024 – £140.0 billion) comprised Stage 1 £135.8 billion (2024 – £129.8 billion); Stage 2 £10.8 billion (2024 – £9.4 billion); and Stage 3 £0.6 billion (2024 – £0.8 billion). The ECL relating to off-balance sheet exposures was £0.1 billion (2024 – £0.1 billion). The total ECL in the remainder of the Credit risk section of £3.6 billion (2024 – £3.4 billion) included ECL for both on and off-balance sheet exposures.

NatWest Group Annual Report on Form 20-F 2025	59

Credit risk – Banking activities continued

Segment analysis – portfolio summary (audited)

The table below shows gross loans and ECL, by segment and stage, within the scope of the IFRS 9 ECL framework.

						Of which:
						Personal				Non-Personal
		Private					Private			Private
		Banking &					Banking &			Banking &
	Retail	Wealth	Commercial &	Central items		Retail	Wealth	Commercial &	Central items	Wealth	Commercial &	Central items
	Banking	Management	Institutional	& other	Total	Banking	Management	Institutional	& other	Management	Institutional	& other
2025	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Loans - amortised cost and FVOCI (1,2)
Stage 1	196,325	17,552	138,769	34,005	386,651	196,325	14,140	2,355	84	3,412	136,414	33,921
Stage 2	19,113	1,115	18,289	65	38,582	19,113	337	32	18	778	18,257	47
Stage 3	2,231	348	2,102	2	4,683	2,231	260	44	2	88	2,058	—
Of which: individual	—	276	1,180	—	1,456	—	188	5	—	88	1,175	—
Of which: collective	2,231	72	922	2	3,227	2,231	72	39	2	—	883	—
Total	217,669	19,015	159,160	34,072	429,916	217,669	14,737	2,431	104	4,278	156,729	33,968
ECL provisions (3)
Stage 1	335	13	256	10	614	335	3	1	3	10	255	7
Stage 2	424	13	357	2	796	424	1	—	1	12	357	1
Stage 3	1,075	50	1,048	2	2,175	1,075	24	11	2	26	1,037	—
Of which: individual	—	50	548	—	598	—	24	5	—	26	543	—
Of which: collective	1,075	—	500	2	1,577	1,075	—	6	2	—	494	—
Total	1,834	76	1,661	14	3,585	1,834	28	12	6	48	1,649	8
ECL provisions coverage (4)
Stage 1 (%)	0.17	0.07	0.18	0.03	0.16	0.17	0.02	0.04	3.57	0.29	0.19	0.02
Stage 2 (%)	2.22	1.17	1.95	3.08	2.06	2.22	0.30	—	5.56	1.54	1.96	2.13
Stage 3 (%)	48.18	14.37	49.86	100.00	46.44	48.18	9.23	25.00	100.00	29.55	50.39	—
Total	0.84	0.40	1.04	0.04	0.83	0.84	0.19	0.49	5.77	1.12	1.05	0.02
Impairment (releases)/losses
ECL (release)/charge (5)	437	10	225	(1)	671	437	5	1	7	5	224	(8)
Stage 1	(67)	(9)	(124)	(4)	(204)	(67)	(1)	(1)	4	(8)	(123)	(8)
Stage 2	295	9	116	1	421	295	2	1	1	7	115	—
Stage 3	209	10	233	2	454	209	4	1	2	6	232	—
Of which: individual	—	10	178	—	188	—	4	—	—	6	178	—
Of which: collective	209	—	55	2	266	209	—	1	2	—	54	—
Total	437	10	225	(1)	671	437	5	1	7	5	224	(8)
Amounts written-off	373	1	205	—	579	373	1	6	—	—	199	—
Of which: individual	—	1	136	—	137	—	1	—	—	—	136	—
Of which: collective	373	—	69	—	442	373	—	6	—	—	63	—

For the notes to this table refer to the following page.

NatWest Group Annual Report on Form 20-F 2025	60

Credit risk – Banking activities continued

Segment analysis – portfolio summary (audited) continued

						Of which:
						Personal				Non-Personal
		Private					Private			Private
		Banking &					Banking &			Banking &
	Retail	Wealth	Commercial &	Central items		Retail	Wealth	Commercial &	Central items	Wealth	Commercial &	Central items
	Banking	Management	Institutional	& other	Total	Banking	Management	Institutional	& other	Management	Institutional	& other
2024	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Loans - amortised cost and FVOCI (1,2)
Stage 1	182,366	17,155	128,988	35,312	363,821	182,366	13,726	2,226	—	3,429	126,762	35,312
Stage 2	24,242	844	15,339	49	40,474	24,242	352	42	—	492	15,297	49
Stage 3	3,268	322	2,340	—	5,930	3,268	251	52	—	71	2,288	—
Of which: individual	—	233	1,052	—	1,285	—	162	5	—	71	1,047	—
Of which: collective	3,268	89	1,288	—	4,645	3,268	89	47	—	—	1,241	—
Total	209,876	18,321	146,667	35,361	410,225	209,876	14,329	2,320	—	3,992	144,347	35,361
ECL provisions (3)
Stage 1	279	16	289	14	598	279	2	3	—	14	286	14
Stage 2	428	12	346	1	787	428	1	—	—	11	346	1
Stage 3	1,063	36	941	—	2,040	1,063	21	15	—	15	926	—
Of which: individual	—	36	415	—	451	—	21	7	—	15	408	—
Of which: collective	1,063	—	526	—	1,589	1,063	—	8	—	—	518	—
Total	1,770	64	1,576	15	3,425	1,770	24	18	—	40	1,558	15
ECL provisions coverage (4)
Stage 1 (%)	0.15	0.09	0.22	0.04	0.16	0.15	0.01	0.13	—	0.41	0.23	0.04
Stage 2 (%)	1.77	1.42	2.26	2.04	1.94	1.77	0.28	—	—	2.24	2.26	2.04
Stage 3 (%)	32.53	11.18	40.21	—	34.40	32.53	8.37	28.85	—	21.13	40.47	—
Total	0.84	0.35	1.07	0.04	0.83	0.84	0.17	0.78	—	1.00	1.08	0.04
Impairment (releases)/losses
ECL (release)/charge (5)	282	(11)	98	(10)	359	282	1	1	—	(12)	97	(10)
Stage 1	(208)	(11)	(205)	(14)	(438)	(208)	(2)	(1)	—	(9)	(204)	(14)
Stage 2	278	(1)	79	4	360	278	2	1	—	(3)	78	4
Stage 3	212	1	224	—	437	212	1	1	—	—	223	—
Of which: individual	—	1	191	—	192	—	1	(1)	—	—	192	—
Of which: collective	212	—	33	—	245	212	—	2	—	—	31	—
Total	282	(11)	98	(10)	359	282	1	1	—	(12)	97	(10)
Amounts written-off	430	1	223	—	654	430	1	2	—	—	221	—
Of which: individual	—	1	143	—	144	—	1	—	—	—	143	—
Of which: collective	430	—	80	—	510	430	—	2	—	—	78	—

(1)	The table shows gross loans only and excludes amounts that were outside the scope of the ECL framework. Other financial assets within the scope of the IFRS 9 ECL framework were cash and balances at central banks totalling £84.1 billion (2024 – £91.8 billion) and debt securities of £78.4 billion (2024 – £62.4 billion).
(2)	Includes loans to customers and banks.
(3)	Includes £6 million (2024 – £4 million) related to assets classified as FVOCI and £0.1 billion (2024 – £0.1 billion) related to off-balance sheet exposures.
(4)	ECL provisions coverage is calculated as ECL provisions, including ECL for other non-loan assets and unutilised exposure, divided by loans – amortised cost and FVOCI. Some segments with a high proportion of debt securities or unutilised exposure may result in a not meaningful (nm) coverage ratio.
(5)	Includes a £6 million release (2024 - £12 million release) related to other financial assets, of which £1 million charge (2024 - £4 million release) related to assets classified as FVOCI and includes a £3 million charge (2024 - £5 million release) related to contingent liabilities.

NatWest Group Annual Report on Form 20-F 2025	61

Credit risk – Banking activities continued

Segmental loans and impairment metrics (audited)

●	Retail Banking – Balance sheet growth during the year was mainly due to mortgages. Within the Unsecured portfolios, alongside organic growth in the credit cards and personal loans portfolios, the acquisition of the Sainsbury’s Bank portfolios further contributed to the balance sheet growth. Asset quality was maintained during the year, reflecting ongoing customer resilience and robust risk appetite. Alongside steady portfolio performance, good book and total ECL coverage for Retail Banking remained broadly consistent with 31 December 2024. Underlying ECL coverage increased due to growth in unsecured lending, including the acquisition of the Sainsbury’s Bank portfolio earlier in 2025, but this was offset by balance sheet management actions, including a mortgage securitisation transaction and unsecured debt sales. The proportion of Stage 3 loans declined over the year, mainly as a result of the balance sheet management actions described above, notably the mortgage securitisation, which reduced Stage 3 loans by £0.8 billion. Furthermore, there was an enhancement to the mortgage definition of default systems and process, resulting in approximately £0.4 billion of loans migrating from Stage 3 back to the good book. While default performance was broadly stable overall, unsecured flows into Stage 3 increased year-on-year, driven by strategic growth and seasoning of credit card balances since 2022.
●	Commercial & Institutional – Balance sheet growth in the year was primarily in corporates and institutions and was reflected in Stage 1. Despite the increase in performing book exposures, performing book provisions decreased, driven by reductions in post model adjustments for economic uncertainty. Total provision balance growth primarily reflected the impact of a small number of individual charges in Stage 3. Despite the increase in Stage 3 ECL, loan balances flowing into Stage 3 were lower than the prior year. The combination of increased Stage 3 charges combined with lower inflows into Stage 3 drove the increase in Stage 3 ECL provisions coverage. Total book coverage remained broadly similar year-on-year, as the increase in Stage 3 ECL provisions coverage was more than offset by reductions in performing book coverage. The full year 2025 total charge was higher compared to 2024, primarily as the good book release in 2025 was notably lower than the release in 2024. The lower release in 2025 reflected lower reductions in post model adjustments compared to 2024.

Sector analysis – portfolio summary (audited)

The table below shows financial assets and off-balance sheet exposures gross of ECL and related ECL provisions, impairment and past due by sector, asset quality and geographical region.

	Personal				Non-Personal
	Mortgages (1)	Credit cards	Other personal	Total	Corporate and other	Financial institutions	Sovereign	Total	Total
2025	£m	£m	£m	£m	£m	£m	£m	£m	£m
Loans by geography	215,229	8,311	11,401	234,941	118,229	74,456	2,290	194,975	429,916
- UK	215,220	8,311	11,401	234,932	101,441	45,700	1,477	148,618	383,550
- Other Europe	9	—	—	9	7,010	14,059	351	21,420	21,429
- RoW	—	—	—	—	9,778	14,697	462	24,937	24,937
Loans by stage	215,229	8,311	11,401	234,941	118,229	74,456	2,290	194,975	429,916
- Stage 1	197,939	5,988	8,977	212,904	97,779	73,959	2,009	173,747	386,651
- Stage 2	15,951	2,081	1,468	19,500	18,460	356	266	19,082	38,582
- Stage 3	1,339	242	956	2,537	1,990	141	15	2,146	4,683
- Of which: individual	167	1	25	193	1,112	136	15	1,263	1,456
- Of which: collective	1,172	241	931	2,344	878	5	—	883	3,227
Loans - past due analysis	215,229	8,311	11,401	234,941	118,229	74,456	2,290	194,975	429,916
- Not past due	212,492	7,993	10,388	230,873	114,895	74,257	2,275	191,427	422,300
- Past due 1-30 days	1,510	71	92	1,673	2,261	137	—	2,398	4,071
- Past due 31-90 days	469	86	130	685	274	8	—	282	967
- Past due 91-180 days	275	62	104	441	110	6	—	116	557
- Past due >180 days	483	99	687	1,269	689	48	15	752	2,021
Loans - Stage 2	15,951	2,081	1,468	19,500	18,460	356	266	19,082	38,582
- Not past due	14,521	1,979	1,335	17,835	17,605	343	266	18,214	36,049
- Past due 1-30 days	1,138	41	48	1,227	610	5	—	615	1,842
- Past due 31-90 days	292	61	85	438	245	8	—	253	691
Weighted average life (2)
- ECL measurement (years)	9	4	6	5	7	4	nm	6	6
Weighted average 12 months PDs (2)
- IFRS 9 (%)	0.46	3.68	5.05	0.77	1.18	0.14	5.40	0.83	0.80
- Basel (%)	0.62	3.91	3.52	0.85	1.04	0.15	5.40	0.75	0.80
ECL provisions by geography	272	520	1,088	1,880	1,532	155	18	1,705	3,585
- UK	270	520	1,088	1,878	1,367	103	5	1,475	3,353
- Other Europe	2	—	—	2	104	10	1	115	117
- RoW	—	—	—	—	61	42	12	115	115

For the notes to this table refer to page 65.

NatWest Group Annual Report on Form 20-F 2025	62

Credit risk – Banking activities continued

Sector analysis – portfolio summary (audited) continued

	Personal				Non-Personal
	Mortgages (1)	Credit cards	Other personal	Total	Corporate and other (2)	Financial institutions	Sovereign	Total	Total
2025	£m	£m	£m	£m	£m	£m	£m	£m	£m
ECL provisions by stage	272	520	1,088	1,880	1,532	155	18	1,705	3,585
- Stage 1	45	125	172	342	228	37	7	272	614
- Stage 2	36	205	185	426	360	5	5	370	796
- Stage 3	191	190	731	1,112	944	113	6	1,063	2,175
- Of which: individual	16	1	12	29	453	110	6	569	598
- Of which: collective	175	189	719	1,083	491	3	—	494	1,577
ECL provisions coverage (%)	0.13	6.26	9.54	0.80	1.30	0.21	0.79	0.87	0.83
- Stage 1 (%)	0.02	2.09	1.92	0.16	0.23	0.05	0.35	0.16	0.16
- Stage 2 (%)	0.23	9.85	12.60	2.18	1.95	1.40	1.88	1.94	2.06
- Stage 3 (%)	14.26	78.51	76.46	43.83	47.44	80.14	40.00	49.53	46.44
ECL (release)/charge	(142)	263	329	450	168	56	(3)	221	671
- UK	(144)	263	329	448	148	60	(6)	202	650
- Other Europe	2	—	—	2	18	1	—	19	21
- RoW	—	—	—	—	2	(5)	3	—	—
Amounts written-off	92	118	170	380	199	—	—	199	579
Loans by residual maturity	215,229	8,311	11,401	234,941	118,229	74,456	2,290	194,975	429,916
- ≤1 year	2,764	1,856	2,736	7,356	33,768	52,130	1,765	87,663	95,019
- >1 and ≤ 5 year	8,332	6,452	6,898	21,682	51,723	18,262	77	70,062	91,744
- > 5 and ≤ 15 year	42,759	3	1,772	44,534	24,136	4,016	290	28,442	72,976
- > 15 year	161,374	—	(5)	161,369	8,602	48	158	8,808	170,177
Other financial assets by asset quality (3)	—	—	—	—	4,513	28,490	129,532	162,535	162,535
- AQ1-AQ4	—	—	—	—	4,506	28,301	129,532	162,339	162,339
- AQ5-AQ8	—	—	—	—	7	189	—	196	196
Off-balance sheet	14,799	22,696	7,550	45,045	78,604	23,031	501	102,136	147,181
- Loan commitments	14,799	22,696	7,514	45,009	75,723	21,555	501	97,779	142,788
- Contingent liabilities	—	—	36	36	2,881	1,476	—	4,357	4,393
Off-balance sheet by asset quality (3)	14,799	22,696	7,550	45,045	78,604	23,031	501	102,136	147,181
- AQ1-AQ4	13,926	415	6,140	20,481	50,709	21,030	114	71,853	92,334
- AQ5-AQ8	859	22,205	1,283	24,347	27,525	1,924	12	29,461	53,808
- AQ9	4	11	12	27	61	—	375	436	463
- AQ10	10	65	115	190	309	77	—	386	576

For the notes to this table refer to page 65.

NatWest Group Annual Report on Form 20-F 2025	63

Credit risk – Banking activities continued

Sector analysis – portfolio summary (audited) continued

	Personal				Non-Personal
	Mortgages (1)	Credit cards	Other personal	Total	Corporate and other	Financial institutions	Sovereign	Total	Total
2024	£m	£m	£m	£m	£m	£m	£m	£m	£m
Loans by geography	209,846	6,930	9,749	226,525	111,734	70,321	1,645	183,700	410,225
- UK	209,846	6,930	9,749	226,525	97,409	43,412	562	141,383	367,908
- Other Europe	—	—	—	—	6,311	14,747	766	21,824	21,824
- RoW	—	—	—	—	8,014	12,162	317	20,493	20,493
Loans by stage	209,846	6,930	9,749	226,525	111,734	70,321	1,645	183,700	410,225
- Stage 1	186,250	4,801	7,267	198,318	94,991	69,021	1,491	165,503	363,821
- Stage 2	21,061	1,953	1,622	24,636	14,464	1,241	133	15,838	40,474
- Stage 3	2,535	176	860	3,571	2,279	59	21	2,359	5,930
- Of which: individual	141	—	26	167	1,046	51	21	1,118	1,285
- Of which: collective	2,394	176	834	3,404	1,233	8	—	1,241	4,645
Loans - past due analysis	209,846	6,930	9,749	226,525	111,734	70,321	1,645	183,700	410,225
- Not past due	206,739	6,721	8,865	222,325	107,855	70,055	1,627	179,537	401,862
- Past due 1-30 days	1,404	50	70	1,524	2,530	211	—	2,741	4,265
- Past due 31-90 days	580	51	99	730	398	2	18	418	1,148
- Past due 91-180 days	408	41	96	545	139	49	—	188	733
- Past due >180 days	715	67	619	1,401	812	4	—	816	2,217
Loans - Stage 2	21,061	1,953	1,622	24,636	14,464	1,241	133	15,838	40,474
- Not past due	19,939	1,889	1,521	23,349	13,485	1,228	133	14,846	38,195
- Past due 1-30 days	853	31	37	921	640	11	—	651	1,572
- Past due 31-90 days	269	33	64	366	339	2	—	341	707
Weighted average life (2)
- ECL measurement (years)	8	4	6	6	6	2	nm	6	6
Weighted average 12 months PDs (2)
- IFRS 9 (%)	0.51	3.23	4.59	0.76	1.24	0.16	5.51	0.86	0.80
- Basel (%)	0.68	3.65	3.18	0.87	1.11	0.15	4.16	0.76	0.82
ECL provisions by geography	462	381	969	1,812	1,504	90	19	1,613	3,425
- UK	462	381	969	1,812	1,335	37	12	1,384	3,196
- Other Europe	—	—	—	—	109	9	—	118	118
- RoW	—	—	—	—	60	44	7	111	111

For the notes to this table refer to the following page.

NatWest Group Annual Report on Form 20-F 2025	64

Credit risk – Banking activities continued

Sector analysis – portfolio summary (audited) continued

	Personal				Non-Personal
	Mortgages (1)	Credit cards	Other personal	Total	Corporate and other (2)	Financial institutions	Sovereign	Total	Total
2024	£m	£m	£m	£m	£m	£m	£m	£m	£m
ECL provisions by stage	462	381	969	1,812	1,504	90	19	1,613	3,425
- Stage 1	77	77	130	284	264	38	12	314	598
- Stage 2	60	186	183	429	344	12	2	358	787
- Stage 3	325	118	656	1,099	896	40	5	941	2,040
- Of which: individual	11	—	17	28	382	36	5	423	451
- Of which: collective	314	118	639	1,071	514	4	—	518	1,589
ECL provisions coverage (%)	0.22	5.50	9.94	0.80	1.35	0.13	1.16	0.88	0.83
- Stage 1 (%)	0.04	1.60	1.79	0.14	0.28	0.06	0.80	0.19	0.16
- Stage 2 (%)	0.28	9.52	11.28	1.74	2.38	0.97	1.50	2.26	1.94
- Stage 3 (%)	12.82	67.05	76.28	30.78	39.32	67.80	23.81	39.89	34.40
ECL (release)/charge	8	115	161	284	55	19	1	75	359
- UK	8	115	161	284	43	1	—	44	328
- Other Europe	—	—	—	—	17	(7)	—	10	10
- RoW	—	—	—	—	(5)	25	1	21	21
Amounts written-off	18	102	313	433	221	—	—	221	654
Loans by residual maturity	209,846	6,930	9,749	226,525	111,734	70,321	1,645	183,700	410,225
- ≤1 year	3,367	3,903	3,186	10,456	34,929	54,971	822	90,722	101,178
- >1 and ≤ 5 year	11,651	3,027	5,551	20,229	48,075	10,967	488	59,530	79,759
- > 5 and ≤ 15 year	45,454	—	1,006	46,460	20,623	4,270	298	25,191	71,651
- > 15 year	149,374	—	6	149,380	8,107	113	37	8,257	157,637
Other financial assets by asset quality (3)	—	—	—	—	3,644	31,102	119,502	154,248	154,248
- AQ1-AQ4	—	—	—	—	3,639	30,743	119,502	153,884	153,884
- AQ5-AQ8	—	—	—	—	5	359	—	364	364
Off-balance sheet	13,806	20,135	7,947	41,888	75,964	21,925	239	98,128	140,016
- Loan commitments	13,806	20,135	7,906	41,847	72,940	20,341	239	93,520	135,367
- Contingent liabilities	—	—	41	41	3,024	1,584	—	4,608	4,649
Off-balance sheet by asset quality (3)	13,806	20,135	7,947	41,888	75,964	21,925	239	98,128	140,016
- AQ1-AQ4	12,951	510	6,568	20,029	47,896	20,063	155	68,114	88,143
- AQ5-AQ8	839	19,276	1,336	21,451	27,657	1,813	21	29,491	50,942
- AQ9	1	12	17	30	19	—	63	82	112
- AQ10	15	337	26	378	392	49	—	441	819

(1)	Includes a portion of Private Banking & Wealth Management lending secured against residential real estate, in line with ECL calculation methodology. Private Banking & Wealth Management and RBS International mortgages are reported in the UK, reflecting the country of lending origination and includes crown dependencies.
(2)	Not within the scope of the Independent auditors’ report.
(3)	AQ bandings are based on Basel PDs and mapping is as per the table on the following page.

NatWest Group Annual Report on Form 20-F 2025	65

Credit risk – Banking activities continued

Sector analysis – portfolio summary (audited) continued

Internal asset quality band	Probability of default range	Indicative S&P rating	Internal asset quality band	Probability of default range	Indicative S&P rating
AQ1	0% - 0.034%	AAA to AA	AQ6	1.076% - 2.153%	BB- to B+
AQ2	0.034% - 0.048%	AA to AA-	AQ7	2.153% - 6.089%	B+ to B
AQ3	0.048% - 0.095%	A+ to A	AQ8	6.089% - 17.222%	B- to CCC+
AQ4	0.095% - 0.381%	BBB+ to BBB-	AQ9	17.222% - 100%	CCC to C
AQ5	0.381% - 1.076%	BB+ to BB	AQ10	100%	D

The table below shows ECL by stage, for the Personal portfolio and Non-Personal portfolio, including the three largest borrowing sector clusters included in corporate and other.

	Loans - amortised cost and FVOCI				Off-balance sheet		ECL provisions
	Stage 1	Stage 2	Stage 3	Total	Loan commitments	Contingent liabilities	Stage 1	Stage 2	Stage 3	Total
2025	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Personal	212,904	19,500	2,537	234,941	45,009	36	342	426	1,112	1,880
Mortgages (1)	197,939	15,951	1,339	215,229	14,799	—	45	36	191	272
Credit cards	5,988	2,081	242	8,311	22,696	—	125	205	190	520
Other personal	8,977	1,468	956	11,401	7,514	36	172	185	731	1,088
Non-Personal	173,747	19,082	2,146	194,975	97,779	4,357	272	370	1,063	1,705
Financial institutions (2)	73,959	356	141	74,456	21,555	1,476	37	5	113	155
Sovereign	2,009	266	15	2,290	501	—	7	5	6	18
Corporate and other	97,779	18,460	1,990	118,229	75,723	2,881	228	360	944	1,532
Of which:
Commercial real estate	17,838	1,272	294	19,404	6,646	162	55	22	120	197
Mobility and logistics	13,021	4,312	81	17,414	10,194	520	24	45	40	109
Consumer industries	12,875	2,912	389	16,176	11,149	496	33	68	199	300
Total	386,651	38,582	4,683	429,916	142,788	4,393	614	796	2,175	3,585

2024	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Personal	198,318	24,636	3,571	226,525	41,847	41	284	429	1,099	1,812
Mortgages (1)	186,250	21,061	2,535	209,846	13,806	—	77	60	325	462
Credit cards	4,801	1,953	176	6,930	20,135	—	77	186	118	381
Other personal	7,267	1,622	860	9,749	7,906	41	130	183	656	969
Non-Personal	165,503	15,838	2,359	183,700	93,520	4,608	314	358	941	1,613
Financial institutions (2)	69,021	1,241	59	70,321	20,341	1,584	38	12	40	90
Sovereign	1,491	133	21	1,645	239	—	12	2	5	19
Corporate and other	94,991	14,464	2,279	111,734	72,940	3,024	264	344	896	1,504
Of which:
Commercial real estate	16,191	1,517	433	18,141	6,661	143	70	30	146	246
Mobility and logistics	13,363	2,384	148	15,895	9,367	595	26	35	67	128
Consumer industries	13,312	3,015	444	16,771	10,706	595	45	90	188	323
Total	363,821	40,474	5,930	410,225	135,367	4,649	598	787	2,040	3,425

(1)	As at 31 December 2025, £144.2 billion, 67%, of the total residential mortgages portfolio had Energy Performance Certificate (EPC) data available (2024 – £139.1 billion, 66.3%). Of which, 48.8% were rated as EPC A to C (2024 – 46.3)%.
(2)	Includes transactions, such as securitisations, where the underlying risk may be in other sectors.

NatWest Group Annual Report on Form 20-F 2025	66

Credit risk – Banking activities continued

Non-Personal forbearance (audited)

The table below shows Non-Personal forbearance, Heightened Monitoring and Risk of Credit Loss by sector. The table shows current exposure but reflects risk transfers where there is a guarantee by another customer.

	Corporate and other	Financial institutions	Sovereign	Total
2025	£m	£m	£m	£m
Forbearance (flow)	3,495	43	12	3,550
Forbearance (stock)	4,167	122	12	4,301
Heightened Monitoring and Risk of Credit Loss	6,115	103	2	6,220

2024
Forbearance (flow)	3,359	119	18	3,496
Forbearance (stock)	4,556	106	18	4,680
Heightened Monitoring and Risk of Credit Loss	5,931	150	1	6,082

Sector analysis – portfolio summary (audited)

●	Loans by geography and sector – In line with NatWest Group’s strategic focus, exposures continued to be mainly in the UK.
●	Loans by stage – Stage 3 balances reduced overall, with a small reduction in Non-Personal due to write-offs and lower inflows, and a larger reduction in Personal mortgages following the securitisation transaction that removed £0.8 billion of Stage 3 assets, alongside a default definition systems and process enhancement that moved loans back to the good book. Stage 1 balances increased across the Personal portfolios, driven by growth in mortgages and unsecured lending, including the Sainsbury’s Bank portfolio acquisition. Stage 2 balances were broadly unchanged from the end of 2024, with reductions in Personal mortgages, linked to PD model enhancements and stable portfolio trends offset by increases in Non-Personal, largely driven by post model adjustment downgrades to sectors deemed most at risk of economic uncertainty.
●	Loans – Past due analysis – Within the Personal portfolio, arrears balances overall decreased during 2025 mainly driven by the balance sheet management actions within the mortgage portfolio described previously. For the unsecured portfolios, arrears balances increased due to book growth and portfolio maturation. In Non-Personal, arrears balances reduced in line with Stage 3 balance reduction. The vast majority of Stage 2 balances remained up to date, as Stage 2 is normally captured through other forward-looking Stage 2 triggers.
●	Weighted average 12 months PDs – Both IFRS 9 and Basel PDs remained broadly stable during the year overall, noting the reduction in Personal mortgages due to PD model enhancements and an increase in unsecured PDs driven by strategic growth and seasoning of credit card balances since 2022. Non-Personal PDs were broadly stable in the year. The higher PD in sovereigns reflected a single entity where lending is fully guaranteed.
●	ECL provisions by stage and ECL provisions coverage – Overall provisions increased from 31 December 2024, following an increase in good book ECL in the Personal portfolios, driven by the portfolio acquisition of Sainsbury’s Bank and organic growth in unsecured lending, and a small number of significant individual Non-Personal Stage 3 charges. Stage 3 ECL growth was partly offset by the transfer of mortgage assets to a securitisation special purpose vehicle. Provisions coverage remained consistent with 31 December 2024.
●	ECL charge – The 2025 impairment charge, primarily reflected a small number of significant individual charges in the Non-Personal portfolio alongside the initial ECL cost from the portfolio acquisition from Sainsbury’s Bank within Personal. This was partially offset by post model adjustment releases in the good book and one-off releases, notably on the definition of default systems and process enhancement on Personal mortgages and a mortgage securitisation. The increased charge in Non-Personal portfolio primarily reflected lower levels of reduction in performing book post model adjustments compared to 2024.
●	Loans by residual maturity – The maturity profile of the portfolios remained consistent with prior periods. In mortgages, as expected, the vast majority of exposures were greater than five years. In unsecured lending, cards and other, exposures were concentrated in less than five years. In Non-Personal portfolios the maturity profile will vary by product and sectors, but is typically less than five years for most exposures.
●	Other financial assets by asset quality – These assets were cash and debt securities, and generally of high credit quality as reflected in the AQ banding.
●	Off-balance sheet exposures by asset quality – The AQ band split of off-balance sheet exposures broadly mirrored the drawn loans portfolio for non-defaulted exposures. In the Non-Personal portfolio, off-balance sheet exposures increased year-on-year, reflecting an increase in unutilised exposure in corporates and financial institutions. The increase was primarily in the AQ1 to AQ4 band, indicating high credit quality.
●	Non-Personal problem debt – Exposures in the Wholesale Problem Debt Management framework marginally increased during 2025 due to an inflow of corporate customers onto the framework across a range of sectors. There was no change in the reasons for customers moving onto the framework from 2024, with trading issues and cash/liquidity remaining the key main drivers.
●	Non-Personal forbearance – Exposures classified as forborne reduced marginally across multiple sectors, leading to lower stock values in corporates. A portion of forbearance flows related to cases in Customer Lending Support subject to repeated forbearance.

NatWest Group Annual Report on Form 20-F 2025	67

Credit risk – Banking activities continued

Credit risk enhancement and mitigation (audited)

The table below shows exposures of modelled portfolios within the scope of the ECL framework and related credit risk enhancement and mitigation (CREM).

	Gross		Maximum credit risk		CREM by type			CREM coverage		Exposure post CREM
	exposure	ECL	Total	Stage 3	Financial (1)	Property	Other (2)	Total	Stage 3	Total	Stage 3
2025	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Financial assets
Cash and balances at central banks	84.1	—	84.1	—	—	—	—	—	—	84.1	—
Loans - amortised cost (3)	429.9	3.5	426.4	2.5	47.9	261.0	26.0	334.9	2.1	91.5	0.4
Personal (4)	234.9	1.9	233.0	1.4	1.4	214.5	—	215.9	1.2	17.1	0.2
Non-Personal (5)	195.0	1.6	193.4	1.1	46.5	46.5	26.0	119.0	0.9	74.4	0.2
Debt securities	78.5	—	78.5	—	0.3	—	—	0.3	—	78.2	—
Total financial assets	592.5	3.5	589.0	2.5	48.2	261.0	26.0	335.2	2.1	253.8	0.4
Contingent liabilities and commitments
Personal (6)	45.0	—	45.0	0.2	1.1	3.2	—	4.3	0.1	40.7	0.1
Non-Personal	102.2	0.1	102.1	0.4	4.1	7.9	5.3	17.3	0.1	84.8	0.3
Total off-balance sheet	147.2	0.1	147.1	0.6	5.2	11.1	5.3	21.6	0.2	125.5	0.4
Total exposure	739.7	3.6	736.1	3.1	53.4	272.1	31.3	356.8	2.3	379.3	0.8

2024
Financial assets
Cash and balances at central banks	91.8	—	91.8	—	—	—	—	—	—	91.8	—
Loans - amortised cost (3)	410.2	3.3	406.9	3.9	46.3	253.0	25.5	324.8	3.4	82.1	0.5
Personal (4)	226.5	1.8	224.7	2.5	0.8	209.1	—	209.9	2.2	14.8	0.3
Non-Personal (5)	183.7	1.5	182.2	1.4	45.5	43.9	25.5	114.9	1.2	67.3	0.2
Debt securities	62.5	—	62.5	—	0.1	—	—	0.1	—	62.4	—
Total financial assets	564.5	3.3	561.2	3.9	46.4	253.0	25.5	324.9	3.4	236.3	0.5
Contingent liabilities and commitments
Personal (6)	41.9	—	41.9	0.4	1.1	3.7	—	4.8	—	37.1	0.4
Non-Personal	98.1	0.1	98.0	0.4	3.1	8.2	5.1	16.4	0.1	81.6	0.3
Total off-balance sheet	140.0	0.1	139.9	0.8	4.2	11.9	5.1	21.2	0.1	118.7	0.7
Total exposure	704.5	3.4	701.1	4.7	50.6	264.9	30.6	346.1	3.5	355.0	1.2

(1)	Includes cash and securities collateral.
(2)	Includes guarantees, charges over trade debtors, other asset finance related physical collateral as well as the amount by which credit risk exposure is reduced through netting arrangements, mainly cash management pooling, which give NatWest Group a legal right to set off the financial asset against a financial liability due to the same counterparty. Any additional credit risk mitigation from a synthetic securitisation is not included in the table above.
(3)	NatWest Group holds collateral in respect of individual loans – amortised cost to banks and customers. This collateral includes mortgages over property (both personal and commercial); charges over business assets such as plant and equipment; inventories and trade debtors; and guarantees of lending from parties other than the borrower. NatWest Group obtains collateral in the form of securities in reverse repurchase agreements. Collateral values are capped at the value of the loan.
(4)	Stage 3 mortgage exposures have relatively limited uncovered exposure reflecting the security held. On unsecured credit cards and other personal borrowing, the residual uncovered amount reflects historical experience of continued cash recovery post default through ongoing engagement with customers.
(5)	Stage 3 exposures post credit risk enhancement and mitigation in Non-Personal mainly represent enterprise value and the impact of written down collateral values; an individual assessment to determine ECL will consider multiple scenarios and in some instances allocate a probability weighting to a collateral value in excess of the written down value.
(6)	The Personal gross exposure value includes £11.4 billion (2024 – £10.1 billion) in respect of pipeline mortgages where a committed offer has been made to a customer but where the funds have not yet been drawn down. When drawn down, the exposure would be covered by a security over the borrower’s property.

NatWest Group Annual Report on Form 20-F 2025	68

Credit risk – Banking activities continued

Personal portfolio (audited)

Disclosures in the Personal portfolio section include drawn exposure (gross of provisions).

	2025					2024
		Private					Private
		Banking &					Banking &
	Retail	Wealth	Commercial &	Central items		Retail	Wealth	Commercial &	Central items
	Banking	Management	Institutional	& other	Total	Banking	Management	Institutional	& other	Total
Personal lending	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Mortgages	199,972	13,038	2,210	9	215,229	194,865	12,826	2,161	—	209,852
Of which:
Owner occupied	180,323	11,644	1,508	8	193,483	176,137	11,348	1,457	—	188,942
Buy-to-let	19,649	1,394	702	1	21,746	18,728	1,478	704	—	20,910
Interest only	21,812	11,533	436	—	33,781	22,186	11,276	437	—	33,899
Mixed (1)	9,977	76	4	—	10,057	10,384	40	8	—	10,432
ECL provisions (2)	248	17	5	2	272	440	12	10	—	462
Other personal lending (3)	17,696	1,699	221	95	19,711	15,045	1,301	242	—	16,588
ECL provisions (2)	1,586	11	7	4	1,608	1,330	12	3	—	1,345
Total personal lending	217,668	14,737	2,431	104	234,940	209,910	14,127	2,403	—	226,440
Mortgage LTV ratios
- Owner occupied	57%	61%	57%	42%	57%	56%	59%	56%	—	56%
- Stage 1	57%	59%	57%	—	57%	56%	59%	55%	—	56%
- Stage 2	52%	57%	59%	32%	52%	55%	61%	56%	—	55%
- Stage 3	47%	69%	67%	56%	51%	50%	64%	74%	—	51%
- Buy-to-let	54%	62%	55%	26%	55%	53%	60%	52%	—	53%
- Stage 1	54%	60%	54%	—	55%	54%	60%	51%	—	54%
- Stage 2	52%	56%	62%	26%	52%	52%	57%	55%	—	52%
- Stage 3	51%	56%	66%	24%	53%	52%	56%	59%	—	53%
Gross new mortgage lending	34,458	1,492	313	—	36,263	26,440	1,395	257	—	28,092
Of which:
Owner occupied	32,059	1,372	229	—	33,660	25,300	1,266	183	—	26,749
-LTV> 90%	1,677	—	—	—	1,677	888	—	—	—	888
Weighted average LTV (4)	71%	66%	61%	—	70%	70%	63%	71%	—	70%
Buy-to-let	2,399	120	84	—	2,603	1,140	129	74	—	1,343
Weighted average LTV (4)	61%	65%	61%	—	61%	61%	62%	56%	—	61%
Interest only	2,443	1,357	54	—	3,854	1,575	1,238	42	—	2,855
Mixed (1)	1,049	—	1	—	1,050	1,150	—	1	—	1,151
Mortgage forbearance
Forbearance flow (5)	328	14	1	—	343	473	8	6	—	487
Forbearance stock	1,203	10	9	1	1,223	1,680	20	15	—	1,715
Current	918	2	3	—	923	1,214	9	10	—	1,233
1-3 months in arrears	110	6	—	—	116	146	9	—	—	155
>3 months in arrears	175	2	6	1	184	320	2	5	—	327

(1)	Includes accounts which have an interest only sub-account and a capital and interest sub-account to provide a more comprehensive view of interest only exposures.
(2)	Retail Banking excludes a non-material amount of lending and provisions held on relatively small legacy portfolios.
(3)	Comprises unsecured lending except for Private Banking & Wealth Management, which includes both secured and unsecured lending. It excludes loans that are commercial in nature.
(4)	New mortgage lending LTV reflects the LTV at the time of lending.
(5)	Forbearance flows only include an account once per year, although some accounts may be subject to multiple forbearance deals. Forbearance deals post default are excluded from these flows

NatWest Group Annual Report on Form 20-F 2025	69

Credit risk – Banking activities continued

Personal portfolio (audited) continued

Mortgage LTV distribution by stage

The table below shows gross mortgage lending and related ECL by LTV band for the Retail Banking portfolio.

	Mortgages				ECL provisions				ECL provisions coverage
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
2025	£m	£m	£m	£m	£m	£m	£m	£m	%	%	%	%
≤50%	66,203	7,099	597	73,899	10	10	94.0	114.0	—	0.1	15.7	0.2
>50% and ≤70%	63,802	5,948	338	70,088	16	15	50.0	81.0	—	0.3	14.8	0.1
>70% and ≤80%	27,658	1,745	73	29,476	8	6	12.0	26.0	—	0.3	16.4	0.1
>80% and ≤90%	20,777	744	39	21,560	7	4	6.0	17.0	—	0.5	15.4	0.1
>90% and ≤100%	4,438	76	7	4,521	1	1	2.0	4.0	—	1.3	28.6	0.1
>100%	9	1	7	17	—	—	3	3	—	—	42.9	17.6
Total with LTVs	182,887	15,613	1,061	199,561	42	36	167	245	—	0.2	15.7	0.1
Other	406	1	4	411	2	—	1	3	0.5	—	25.0	0.7
Total	183,293	15,614	1,065	199,972	44	36	168	248	—	0.2	15.8	0.1

2024
≤50%	64,040	8,344	1,159	73,543	21	16	153	190	—	0.2	13.2	0.3
>50% and ≤70%	61,739	7,741	855	70,335	29	23	104	156	—	0.3	12.2	0.2
>70% and ≤80%	25,022	2,361	173	27,556	13	9	22	44	0.1	0.4	12.7	0.2
>80% and ≤90%	16,718	1,769	85	18,572	9	9	13	31	0.1	0.5	15.3	0.2
>90% and ≤100%	4,076	512	26	4,614	2	3	5	10	—	0.6	19.2	0.2
>100%	14	4	13	31	—	—	6	6	—	—	46.2	19.4
Total with LTVs	171,609	20,731	2,311	194,651	74	60	303	437	—	0.3	13.1	0.2
Other	212	1	1	214	2	—	1	3	0.9	—	100.0	1.4
Total	171,821	20,732	2,312	194,865	76	60	304	440	—	0.3	13.1	0.2

●	Mortgage balances increased during 2025 with continuing organic growth. Unsecured lending grew overall, driven by continuing growth in prime quality whole of market lending and balance transfer credit card segments, as well as the acquisition of Sainsbury’s Bank credit card and personal loan portfolios.
●	Portfolios and new business were closely monitored against agreed operating limits. These included loan-to-value ratios, buy-to-let concentrations, new-build concentrations and credit quality. Lending criteria, affordability calculations and assumptions for new lending were adjusted during the year, to maintain credit quality in line with appetite and to ensure customers are assessed fairly as economic conditions change.
●	LTV distribution of portfolio was broadly consistent with the prior year with an increase in balances in the 70-90% LTV bands consistent with increased new business during the year, including support for first time buyers.
●	The mortgage forbearance reported in 2025 was net of the mortgage securitisation previously mentioned, which reduced the stock by £0.4 billion at the year-end.

NatWest Group Annual Report on Form 20-F 2025	70

Credit risk – Banking activities continued

Personal portfolio (audited) continued

Mortgage LTV distribution by region

The table below shows gross mortgage lending by LTV band for Retail Banking, by geographical region.

										Flood risk (1,2)
						Weighted				% of regional	% of regional	Lending at high/
	≤50%	50%≤80%	80%≤100%	>100%	Total	average LTV	Other	Total	Total	lending at high	lending at very	very high risk (3)
2025	£m	£m	£m	£m	£m	%	£m	£m	%	risk (>60)	high risk (>80)%
South East	13,656	19,277	5,022	1	37,956	57	3	37,959	19	3.7	1.2	4.9
Greater London	13,505	18,501	4,069	3	36,078	56	4	36,082	18	4.8	0.9	5.7
East of England	8,128	12,167	3,379	—	23,674	57	2	23,676	12	2.9	1.4	4.3
North West	7,479	8,443	2,158	2	18,082	55	1	18,083	9	2.9	2.0	4.9
South West	6,578	8,679	2,454	—	17,711	56	1	17,712	9	2.7	1.0	3.7
West Midlands	5,385	7,228	2,013	1	14,627	57	2	14,629	7	1.8	0.6	2.4
Scotland	4,868	5,821	1,498	1	12,188	55	2	12,190	6	2.5	1.3	3.8
Rest of the UK	14,300	19,448	5,488	9	39,245	57	396	39,641	20	2.8	1.9	4.7
Total	73,899	99,564	26,081	17	199,561	56	411	199,972	100	3.3	1.3	4.6

2024
South East	13,622	19,007	4,506	1	37,136	56	3	37,139	19	3.6	1.2	4.8
Greater London	13,951	18,537	3,391	2	35,881	55	3	35,884	18	4.8	0.9	5.7
East of England	7,776	11,730	3,211	2	22,719	58	1	22,720	12	2.9	1.4	4.3
North West	7,507	8,305	1,878	2	17,692	54	1	17,693	9	2.9	1.9	4.8
South West	6,577	8,455	2,055	1	17,088	56	1	17,089	9	2.6	1.0	3.6
West Midlands	5,379	6,970	1,683	1	14,033	56	1	14,034	7	1.8	0.6	2.4
Scotland	4,860	5,766	1,591	1	12,218	55	1	12,219	6	2.4	1.2	3.6
Rest of the UK	13,871	19,121	4,871	21	37,884	57	203	38,087	20	2.4	2.5	4.9
Total	73,543	97,891	23,186	31	194,651	56	214	194,865	100	3.1	1.4	4.5

(1)	Not within the scope of the Independent auditors’ report.
(2)	As at 31 December 2025, £12.9 billion, 99%, of the Private Banking & Wealth Management mortgage portfolio had flood risk data available (2024 – £12.6 billion, 98.0%). Of which, 6.2% were rated as high flood risk and 1.0% as very high flood risk (2024 – 5.4% high flood risk and 1.0% very high flood risk). 64% of the exposure is in the Greater London region.
(3)	Flood risk is modelled by calculating an estimated loss for each flood source different types of flooding (fluvial, pluvial, tidal), annualised for each source and combined for a total flood score. Flood defences were considered where available. Flood scores were allocated per property based on the potential annualised loss (£) to a property dependent on the type, frequency and depth of flooding modelled across different return periods. The scoring ranged from 0 to 100, with 0 being lowest and 100 being the highest risk. A score of 61 and above was considered to be high risk and properties with a score of 81 and above were considered to be very high risk after flood mitigants were taken-into-account.

NatWest Group Annual Report on Form 20-F 2025	71

Credit risk – Banking activities continued

Personal portfolio (audited) continued

Retail Banking fixed rate mortgages by roll-off date (1)

The table below shows gross fixed rate mortgage lending for Retail Banking, by roll-off date.

	2025				2024
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Retail Banking mortgages - gross exposure (2)	£m	£m	£m	£m	£m	£m	£m	£m
Fixed rate roll-off
<=1 year	41,993	3,897	158	46,048	34,989	4,309	336	39,634
>1<= 2 years	63,366	4,978	183	68,527	44,146	5,080	418	49,644
>2 years	67,544	4,901	243	72,688	78,629	8,667	693	87,989
Total	172,903	13,776	584	187,263	157,764	18,056	1,447	177,267

(1)	Not within the scope of the Independent auditors’ report.
(2)	Excluding the Metro Bank portfolio acquired during 2024

Retail Banking mortgages by Energy Performance Certificate (EPC) rating (1)

The table below shows the energy efficiency of Retail Banking residential mortgages (2).

	2025			2024
	Owner occupied	Buy-to-let	Total	Owner occupied	Buy-to-let	Total
EPC rating	£m	£m	£m	£m	£m	£m
A	1,415	27	1,442	788	18	806
B	22,217	1,659	23,876	21,923	1,480	23,403
C	35,153	6,767	41,920	31,353	5,876	37,229
D	46,108	5,991	52,099	45,455	5,748	51,203
E	13,305	1,269	14,574	14,455	1,369	15,824
F	2,709	46	2,755	3,026	55	3,081
G	628	10	638	695	13	708
Unclassified	58,788	3,880	62,668	58,442	4,169	62,611
Total	180,323	19,649	199,972	176,137	18,728	194,865

(1)Not within scope of the Independent auditors’ report.
(2)As at 31 December 2025, £144.2 billion, 67%, of the total residential mortgages portfolio had Energy Performance Certificate (EPC) data available (2024 - £139.1 billion, 66.3%). Of which, 48.8% were rated as EPC A to C (2024 – 46.3%).

NatWest Group Annual Report on Form 20-F 2025	72

Credit risk – Banking activities continued

Commercial real estate (CRE)

CRE LTV distribution by stage (audited)

The table below shows CRE gross loans and related ECL by LTV band.

	Gross loans				ECL provisions				ECL provisions coverage
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
2025	£m	£m	£m	£m	£m	£m	£m	£m	%	%	%	%
≤50%	7,324	222	26	7,572	20	5	6	31	0.3	2.3	23.1	0.4
>50% and ≤60%	4,417	144	40	4,601	15	2	6	23	0.3	1.4	15.0	0.5
>60% and ≤70%	881	21	27	929	4	1	10	15	0.5	4.8	37.0	1.6
>70% and ≤100%	270	146	35	451	1	4	19	24	0.4	2.7	54.3	5.3
>100%	183	2	83	268	2	—	39	41	1.1	—	47.0	15.3
Total with LTVs	13,075	535	211	13,821	42	12	80	134	0.3	2.2	37.9	1.0
Total portfolio average LTV	48%	58%	115%	49%
Other Investment (1)	2,745	331	36	3,112	5	4	11	20	0.2	1.2	30.6	0.6
Investment	15,820	866	247	16,933	47	16	91	154	0.3	1.8	36.8	0.9
Development and other (2)	2,018	406	47	2,471	8	6	29	43	0.4	1.5	61.7	1.7
Total	17,838	1,272	294	19,404	55	22	120	197	0.3	1.7	40.8	1.0

2024
≤50%	7,334	380	48	7,762	28	6	7	41	0.4	1.6	14.6	0.5
>50% and ≤60%	3,829	169	53	4,051	19	5	9	33	0.5	3.0	17.0	0.8
>60% and ≤70%	584	198	34	816	3	5	8	16	0.5	2.5	23.5	2.0
>70% and ≤100%	312	83	79	474	2	4	21	27	0.6	4.8	26.6	5.7
>100%	139	8	119	266	1	—	56	57	0.7	—	47.1	21.4
Total with LTVs	12,198	838	333	13,369	53	20	101	174	0.4	2.4	30.3	1.3
Total portfolio average LTV	46%	51%	102%	48%
Other Investment (1)	2,132	348	41	2,521	6	6	15	27	0.3	1.7	36.6	1.1
Investment	14,330	1,186	374	15,890	59	26	116	201	0.4	2.2	31.0	1.3
Development and other (2)	1,861	331	59	2,251	11	4	30	45	0.6	1.2	50.8	2.0
Total	16,191	1,517	433	18,141	70	30	146	246	0.4	2.0	33.7	1.4

(1)	Relates mainly to business banking and unsecured corporate lending.
(2)	Relates to the development of commercial and residential properties, along with CRE activities that are not strictly investment or development. LTV is not a meaningful measure for this type of lending activity.

●	Overall – The majority of the CRE portfolio was located and managed in the UK. Business appetite and strategy was aligned across NatWest Group.
●	2025 trends – There was strong growth in the residential and retail sector, with other CRE sectors remaining broadly flat. LTV profile remained stable.
●	Credit quality – Credit quality improved, with marginally fewer exposures in the Wholesale Problem Debt Management framework.
●	Risk appetite – Lending appetite is subject to regular review and implemented at sub-sector level. Overall appetite slightly increased over the year supported by the view that cyclical risks are currently at a lower level.

NatWest Group Annual Report on Form 20-F 2025	73

Credit risk – Banking activities continued

Flow statements (audited)

The flow statements that follow show the main ECL and related income statement movements. They also show the changes in ECL as well as the changes in related financial assets used in determining ECL. Due to differences in scope, exposures may differ from those reported in other tables, principally in relation to exposures in Stage 1 and Stage 2. These differences do not have a material ECL effect. Other points to note:

●	Financial assets include treasury liquidity portfolios, comprising balances at central banks and debt securities, as well as loans. Both modelled and non-modelled portfolios are included.
●	Stage transfers (for example, exposures moving from Stage 1 into Stage 2) are a key feature of the ECL movements, with the net re-measurement cost of transitioning to a worse stage being a primary driver of income statement charges. Similarly, there is an ECL benefit for accounts improving stage.
●	Changes in risk parameters shows the reassessment of the ECL within a given stage, including any ECL overlays and residual income statement gains or losses at the point of write-off or accounting write-down.
●	Other (P&L only items) includes any subsequent changes in the value of written-down assets (for example, fortuitous recoveries) along with other direct write-off items such as direct recovery costs. Other (P&L only items) affects the income statement but does not affect balance sheet ECL movements.
●	Amounts written-off represent the gross asset written-off against accounts with ECL, including the net asset written-off for any debt sale activity.
●	There were some flows from Stage 1 into Stage 3 including transfers due to unexpected default events with a post model adjustment in place for Commercial & Institutional to account for this risk.
●	The effect of any change in post model adjustments during the year is typically reported under changes in risk parameters, as are any effects arising from changes to the underlying models.
●	All movements are captured monthly and aggregated. Interest suspended post default is included within Stage 3 ECL with the movement in the value of suspended interest during the year reported under currency translation and other adjustments.

	Stage 1		Stage 2		Stage 3		Total
	Financial		Financial		Financial		Financial
	assets	ECL	assets	ECL	assets	ECL	assets	ECL
NatWest Group total	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2025	515,556	598	42,165	787	5,901	2,040	563,622	3,425
Currency translation and other adjustments	(644)	—	14	1	156	163	(474)	164
Transfers from Stage 1 to Stage 2	(40,165)	(229)	40,165	229	—	—	—	—
Transfers from Stage 2 to Stage 1	33,789	433	(33,789)	(433)	—	—	—	—
Transfers to Stage 3	(397)	(5)	(2,527)	(258)	2,924	263	—	—
Transfers from Stage 3	161	18	999	47	(1,160)	(65)	—	—
Net re-measurement of ECL on stage transfer		(299)		616	—	447		764
Changes in risk parameters		(114)		(18)	—	312		180
Other changes in net exposure	38,094	212	(7,429)	(175)	(2,349)	(256)	28,316	(219)
Other (P&L only items)		(3)		(2)	—	(49)		(54)
Income statement (releases)/charges		(204)		421		454		671
Amounts written-off	—	—	—	—	(579)	(579)	(579)	(579)
Unwinding of discount		—		—		(150)		(150)
At 31 December 2025	546,394	614	39,598	796	4,893	2,175	590,885	3,585
Net carrying amount	545,780		38,802		2,718		587,300
At 1 January 2024	504,345	709	40,294	976	5,621	1,960	550,260	3,645
2024 movements	11,211	(111)	1,871	(189)	280	80	13,362	(220)
At 31 December 2024	515,556	598	42,165	787	5,901	2,040	563,622	3,425
Net carrying amount	514,958		41,378		3,861		560,197

NatWest Group Annual Report on Form 20-F 2025	74

Credit risk – Banking activities continued

Flow statements (audited) continued

	Stage 1		Stage 2		Stage 3		Total
	Financial assets	ECL	Financial assets	ECL	Financial assets	ECL	Financial assets	ECL
Retail Banking - mortgages	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2025	171,333	76	20,992	60	2,303	305	194,628	441
Currency translation and other adjustments	—	—	—	—	92	92	92	92
Transfers from Stage 1 to Stage 2	(16,507)	(17)	16,507	17	—	—	—	—
Transfers from Stage 2 to Stage 1	17,824	24	(17,824)	(24)	—	—	—	—
Transfers to Stage 3	(14)	—	(865)	(7)	879	7	—	—
Transfers from Stage 3	23	—	806	11	(829)	(11)	—	—
Net re-measurement of ECL on stage transfer		(7)		7		7		7
Changes in risk parameters		(19)		(18)		74		37
Other changes in net exposure	9,277	(13)	(3,792)	(10)	(1,274)	(152)	4,211	(175)
Other (P&L only items)		—		—		(16)		(16)
Income statement (releases)/charges		(39)		(21)		(87)		(147)
Amounts written-off	—	—	—	—	(87)	(87)	(87)	(87)
Unwinding of discount		—		—		(67)		(67)
At 31 December 2025	181,936	44	15,824	36	1,084	168	198,844	248
Net carrying amount	181,892		15,788		916		198,596
At 1 January 2024	174,038	87	17,827	60	2,068	250	193,933	397
2024 movements	(2,705)	(11)	3,165	—	235	55	695	44
At 31 December 2024	171,333	76	20,992	60	2,303	305	194,628	441
Net carrying amount	171,257		20,932		1,998		194,187

●	ECL coverage for mortgages decreased during the year, primarily driven by the reduction in economic uncertainty post model adjustments (supported by back-testing) and a definition of default systems and process enhancement in the first half of the year. Additionally, the transfer of £2.1 billion of mortgages with £0.1 billion of ECL to a securitisation special purpose vehicle further reduced ECL coverage overall, noting that £0.8 billion of these loans were in Stage 3.
●	Stage 3 inflows reduced in the year, with the portfolio showing continued resilience alongside the effect of the definition of default systems and process enhancement earlier in the year.
●	Stable portfolio trends and PD model enhancements underpinned PD reductions in the year, resulting in a reduction in Stage 2 balances.
●	The relatively small ECL cost for net re-measurement on transfer into Stage 3 included the effect of risk targeted ECL adjustments, when previously in the good book. Refer to the ECL post model adjustments section for further details.
●	Write-off occurs once the repossessed property has been sold and there is a residual shortfall balance remaining outstanding. This would typically be within five years from default but can be longer.

NatWest Group Annual Report on Form 20-F 2025	75

Credit risk – Banking activities continued

Flow statements (audited) continued

	Stage 1		Stage 2		Stage 3		Total
	Financial assets	ECL	Financial assets	ECL	Financial assets	ECL	Financial assets	ECL
Retail Banking - credit cards	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2025	4,523	76	2,034	186	162	117	6,719	379
Currency translation and other adjustments	—	—	—	—	6	6	6	6
Transfers from Stage 1 to Stage 2	(2,329)	(52)	2,329	52	—	—	—	—
Transfers from Stage 2 to Stage 1	1,339	105	(1,339)	(105)	—	—	—	—
Transfers to Stage 3	(36)	(1)	(231)	(78)	267	79	—	—
Transfers from Stage 3	3	2	14	5	(17)	(7)	—	—
Net re-measurement of ECL on stage transfer		(71)		191		101		221
Changes in risk parameters		15		30		25		70
Other changes in net exposure	2,243	50	(640)	(77)	(33)	(1)	1,570	(28)
Other (P&L only items)		—		—		(1)		(1)
Income statement (releases)/charges		(6)		144		124		262
Amounts written-off	—	—	—	—	(118)	(118)	(118)	(118)
Unwinding of discount		—		—		(12)		(12)
At 31 December 2025	5,743	124	2,167	204	267	190	8,177	518
Net carrying amount	5,619		1,963		77		7,659
At 1 January 2024	3,475	70	2,046	204	146	89	5,667	363
2024 movements	1,048	6	(12)	(18)	16	28	1,052	16
At 31 December 2024	4,523	76	2,034	186	162	117	6,719	379
Net carrying amount	4,447		1,848		45		6,340

●	Overall ECL for cards increased during 2025, driven primarily by the acquisition of Sainsbury’s Bank credit card balances alongside continued organic portfolio growth, reflecting strong customer demand, while sustaining robust risk appetite.
●	Flow rates into Stage 3 were slightly higher in 2025 compared to 2024, reflecting the strategic growth and seasoning of credit card balances since 2022. This trend contributed to an increase in PDs during the year, driving a net flow into Stage 2 from Stage 1.
●	Charge-off (analogous to partial write-off) typically occurs after 12 missed payments.

NatWest Group Annual Report on Form 20-F 2025	76

Credit risk – Banking activities continued

Flow statements (audited) continued

	Stage 1		Stage 2		Stage 3		Total
	Financial assets	ECL	Financial assets	ECL	Financial assets	ECL	Financial assets	ECL
Retail Banking - other personal unsecured	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2025	5,605	127	1,465	182	833	641	7,903	950
Currency translation and other adjustments	—	—	—	—	27	27	27	27
Transfers from Stage 1 to Stage 2	(2,145)	(95)	2,145	95	—	—	—	—
Transfers from Stage 2 to Stage 1	1,471	157	(1,471)	(157)	—	—	—	—
Transfers to Stage 3	(79)	(3)	(329)	(118)	408	121	—	—
Transfers from Stage 3	7	3	24	10	(31)	(13)	—	—
Net re-measurement of ECL on stage transfer		(100)		219		63		182
Changes in risk parameters		(33)		(10)		126		83
Other changes in net exposure	1,992	111	(389)	(37)	(128)	(47)	1,475	27
Other (P&L only items)		—		—		30		30
Income statement (releases)/charges		(22)		172		172		322
Amounts written-off	—	—	—	—	(168)	(168)	(168)	(168)
Unwinding of discount		—		—		(33)		(33)
At 31 December 2025	6,851	167	1,445	184	941	717	9,237	1,068
Net carrying amount	6,684		1,261		224		8,169
At 1 January 2024	5,240	149	1,657	238	963	758	7,860	1,145
2024 movements	365	(22)	(192)	(56)	(130)	(117)	43	(195)
At 31 December 2024	5,605	127	1,465	182	833	641	7,903	950
Net carrying amount	5,478		1,283		192		6,953

●	Total ECL increased during the year, primarily driven by the acquisition of Sainsbury’s Bank loan balances and continued organic loan book growth, while arrears performance remained stable, resulting in ECL coverage levels broadly consistent with 31 December 2024.
●	Flow rates into Stage 3 remained stable, in line with broader portfolio trends on arrears, with overall Stage 3 balances increasing as a result of reduced debt sale activity overall in the year.
●	Write-off occurs once recovery activity with the customer has been concluded or there are no further recoveries expected, but no later than six years after default.

NatWest Group Annual Report on Form 20-F 2025	77

Credit risk – Banking activities continued

Flow statements (audited) continued

	Stage 1		Stage 2		Stage 3		Total
	Financial assets	ECL	Financial assets	ECL	Financial assets	ECL	Financial assets	ECL
Commercial & Institutional-corporate	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2025	62,575	175	11,450	273	1,562	659	75,587	1,107
Currency translation and other adjustments	(331)	—	17	—	24	18	(290)	18
Inter-group transfers	156	1	8	1	1	—	165	2
Transfers from Stage 1 to Stage 2	(14,018)	(50)	14,018	50	—	—	—	—
Transfers from Stage 2 to Stage 1	8,374	103	(8,374)	(103)	—	—	—	—
Transfers to Stage 3	(170)	(1)	(741)	(44)	911	45	—	—
Transfers from Stage 3	54	7	82	15	(136)	(22)	—	—
Net re-measurement of ECL on stage transfer		(84)		151		214		281
Changes in risk parameters		(22)		(9)		42		11
Other changes in net exposure	7,479	30	(1,776)	(42)	(591)	(37)	5,112	(49)
Other (P&L only items)		(4)		(3)		(61)		(68)
Income statement (releases)/charges		(80)		97		158		175
Amounts written-off	—	—	—	—	(166)	(166)	(166)	(166)
Unwinding of discount		—		—		(26)		(26)
At 31 December 2025	64,119	159	14,684	292	1,605	727	80,408	1,178
Net carrying amount	63,960		14,392		878		79,230
At 1 January 2024	61,402	226	12,275	344	1,454	602	75,131	1,172
2024 movements	1,173	(51)	(825)	(71)	108	57	456	(65)
At 31 December 2024	62,575	175	11,450	273	1,562	659	75,587	1,107
Net carrying amount	62,400		11,177		903		74,480

●	Total ECL increased in the year primarily reflecting a small number of individual defaults. Despite the growth in Stage 3 ECL, transfers into Stage 3 reduced compared to 2024, with a notable reduction in transfers seen in the second half of 2025.
●	Total performing book ECL was stable year-on-year, but with a small increase in Stage 2, reflecting the net transfer of assets from Stage 1 into Stage 2.

NatWest Group Annual Report on Form 20-F 2025	78

Credit risk – Banking activities continued

Flow statements (audited) continued

	Stage 1		Stage 2		Stage 3		Total
	Financial assets	ECL	Financial assets	ECL	Financial assets	ECL	Financial assets	ECL
Commercial & Institutional - property	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2025	27,468	77	2,980	61	590	225	31,038	363
Currency translation and other adjustments	8	—	—	—	9	—	17	—
Inter-group transfers	(175)	—	(7)	—	(1)	—	(183)	—
Transfers from Stage 1 to Stage 2	(2,569)	(8)	2,569	8	—	—	—	—
Transfers from Stage 2 to Stage 1	2,021	23	(2,021)	(23)	—	—	—	—
Transfers to Stage 3	(6)	—	(143)	(8)	149	8	—	—
Transfers from Stage 3	45	4	28	5	(73)	(9)	—	—
Net re-measurement of ECL on stage transfer		(22)		31		13		22
Changes in risk parameters		(28)		(8)		18		(18)
Other changes in net exposure	3,692	15	(313)	(10)	(199)	(21)	3,180	(16)
Other (P&L only items)		—		—		—		—
Income statement (releases)/charges		(35)		13		10		(12)
Amounts written-off	—	—	—	—	(33)	(33)	(33)	(33)
Unwinding of discount		—		—		(8)		(8)
At 31 December 2025	30,484	61	3,093	56	442	193	34,019	310
Net carrying amount	30,423		3,037		249		33,709
At 1 January 2024	26,040	94	3,155	89	606	195	29,801	378
2024 movements	1,428	(17)	(175)	(28)	(16)	30	1,237	(15)
At 31 December 2024	27,468	77	2,980	61	590	225	31,038	363
Net carrying amount	27,391		2,919		365		30,675

●	Total ECL for property exposures reduced notably in the year, with reductions observed in all stages.
●	In Stage 3, both total financial assets and ECL reduced as there were low levels of default in the year, which were more than offset by the effects of repayments and write-offs.
●	Performing book ECL reduced in the year driven by changes in risk parameters, which included the impact of reductions in post model adjustments.

NatWest Group Annual Report on Form 20-F 2025	79

Credit risk – Banking activities continued

Flow statements (audited) continued

	Stage 1		Stage 2		Stage 3		Total
	Financial assets	ECL	Financial assets	ECL	Financial assets	ECL	Financial assets	ECL
Commercial & Institutional - other	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2025	93,724	37	1,739	12	123	57	95,586	106
Currency translation and other adjustments	(377)	—	(3)	—	—	14	(380)	14
Inter-group transfers	18	—	(1)	—	—	—	17	—
Transfers from Stage 1 to Stage 2	(960)	(3)	960	3	—	—	—	—
Transfers from Stage 2 to Stage 1	1,714	11	(1,714)	(11)	—	—	—	—
Transfers to Stage 3	(82)	—	(29)	(1)	111	1	—	—
Transfers from Stage 3	8	—	9	—	(17)	—	—	—
Net re-measurement of ECL on stage transfer		(8)		7		44		43
Changes in risk parameters		(11)		(2)		19		6
Other changes in net exposure	3,828	10	(317)	1	(17)	5	3,494	16
Other (P&L only items)		—		—		(3)		(3)
Income statement (releases)/charges		(9)		6		65		62
Amounts written-off	—	—	—	—	(6)	(6)	(6)	(6)
Unwinding of discount		—		—		(3)		(3)
At 31 December 2025	97,873	36	644	9	194	128	98,711	173
Net carrying amount	97,837		635		66		98,538
At 1 January 2024	88,860	36	1,599	14	101	22	90,560	72
2024 movements	4,864	1	140	(2)	22	35	5,026	34
At 31 December 2024	93,724	37	1,739	12	123	57	95,586	106
Net carrying amount	93,687		1,727		66		95,480

●	The increase in Stage 3 financial assets and ECL primarily reflected the impact of a single large flow to default in the year.
●	Performing book ECL was marginally lower at 31 December 2025, with the Stage 2 ECL reduction reflective of exposure flowing back into Stage 1.

NatWest Group Annual Report on Form 20-F 2025	80

Credit risk – Banking activities continued

Stage 2 decomposition by a significant increase in credit risk trigger

	Mortgages		Credit cards		Other		Total
2025	£m	%	£m	%	£m	%	£m	%
Personal trigger (1)
PD movement	10,305	64.6	1,544	74.1	790	53.7	12,639	64.8
PD persistence	1,960	12.3	380	18.3	283	19.3	2,623	13.5
Adverse credit bureau recorded with credit reference agency	1,876	11.8	89	4.3	129	8.8	2,094	10.7
Forbearance support provided	178	1.1	2	0.1	7	0.5	187	1.0
Customers in collections	210	1.3	22	1.1	20	1.4	252	1.3
Collective SICR and other reasons (2)	1,287	8.1	44	2.1	232	15.8	1,563	8.0
Days past due >30	135	0.8	—	—	7	0.5	142	0.7
	15,951	100.0	2,081	100.0	1,468	100.0	19,500	100.0

2024
Personal trigger (1)
PD movement	14,480	68.8	1,425	72.9	809	49.9	16,714	67.8
PD persistence	3,951	18.8	414	21.2	388	23.9	4,753	19.3
Adverse credit bureau recorded with credit reference agency	936	4.4	71	3.6	119	7.3	1,126	4.6
Forbearance support provided	189	0.9	1	0.1	9	0.6	199	0.8
Customers in collections	169	0.8	3	0.2	2	0.1	174	0.7
Collective SICR and other reasons (2)	1,248	5.9	39	2.0	290	17.9	1,577	6.4
Days past due >30	88	0.4	0	0.0	5	0.3	93	0.4
	21,061	100.0	1,953	100.0	1,622	100.0	24,636	100.0

For the notes to this table refer to the following page.

●	Overall Stage 2 levels for Personal reduced, primarily driven by mortgages where stable portfolio trends and a PD model enhancements underpinned PD reductions in the year. The proportion of PD driven deterioration in Stage 2 remained broadly consistent with 31 December 2024 overall.
●	The reduction of PDs on mortgages, partly due to PD model enhancements, led to an increase in the proportion of Stage 2 captured by qualitative backstops, relative to last year.
●	Higher risk mortgage customers who utilised Mortgage Charter support measures continued to be collectively migrated into Stage 2 and were captured in the collective SICR and other reasons category.
●	Accounts that were less than 30 days past due continued to represent the vast majority of the Stage 2 population.

NatWest Group Annual Report on Form 20-F 2025	81

Credit risk – Banking activities continued

Stage 2 decomposition by a significant increase in credit risk trigger continued

	Corporate and other (3)		Financial institutions		Sovereign		Total
2025	£m	%	£m	%	£m	%	£m	%
Non-Personal trigger (1)
PD movement	16,238	87.9	148	41.5	141	53.0	16,527	86.6
PD persistence	214	1.2	2	0.6	—	—	216	1.1
Heightened Monitoring and Risk of Credit Loss	1,106	6.0	74	20.8	124	46.6	1,304	6.8
Forbearance support provided	185	1.0	—	—	—	—	185	1.0
Customers in collections	21	0.1	—	—	—	—	21	0.1
Collective SICR and other reasons (2)	571	3.1	130	36.5	1	0.4	702	3.7
Days past due >30	125	0.7	2	0.6	—	—	127	0.7
	18,460	100.0	356	100.0	266	100.0	19,082	100.0

2024
Non-Personal trigger (1)
PD movement	11,800	81.6	971	78.2	—	—	12,771	80.6
PD persistence	310	2.1	2	0.2	—	—	312	2.0
Heightened Monitoring and Risk of Credit Loss	1,599	11.1	83	6.7	132	99.2	1,814	11.5
Forbearance support provided	229	1.6	—	—	—	—	229	1.4
Customers in collections	34	0.2	—	—	—	—	34	0.2
Collective SICR and other reasons (2)	396	2.7	172	13.9	1	0.8	569	3.6
Days past due >30	96	0.7	13	1.0	—	—	109	0.7
	14,464	100.0	1,241	100.0	133	100	15,838	100.0

(1)	The table is prepared on a hierarchical basis from top to bottom, for example, accounts with PD deterioration may also trigger backstop(s) but are only reported under PD deterioration.
(2)	Includes cases where a PD assessment cannot be made and accounts where the PD has deteriorated beyond a prescribed backstop threshold aligned to risk management practices.

●	Stage 2 exposures increased during the year, in part reflecting the impact of post model adjustments in applying a risk profile downgrade to sectors deemed most at risk of economic uncertainty not captured in underlying models. The impact of cases moving into Stage 2 due to post model adjustments is captured in PD movement.
●	Non-Personal exposures in Stage 2 continued to be mainly captured through PD movement and presence on the Wholesale Problem Debt Management framework, which are the primary forward-looking credit deterioration triggers.

NatWest Group Annual Report on Form 20-F 2025	82

Credit risk – Banking activities continued

Stage 3 vintage analysis

The table below shows estimated vintage analysis of the material Stage 3 portfolios.

	2025		2024
	Retail Banking mortgages (1)	Non-Personal	Retail Banking mortgages (1)	Non-Personal
Stage 3 loans (£bn)	1.1	2.2	2.3	2.4
Vintage (time in default):
<1 year	40%	35%	38%	34%
1-3 years	31%	42%	41%	45%
3-5 years	11%	14%	8%	11%
>5 years	18%	9%	13%	10%
	100%	100%	100%	100%

(1)	Retail Banking excludes a non-material amount of lending held on relatively small legacy portfolios.

●	For Retail Banking mortgages, the value of Stage 3 defaulted assets reduced during 2025, primarily as a result of balance sheet management actions in 2025. Furthermore, there was an enhancement to the mortgage definition of default systems and process, resulting in approximately £0.4 billion of loans migrating from Stage 3 back to the good book.

NatWest Group Annual Report on Form 20-F 2025	83

Credit risk – Banking activities continued

Asset quality (audited)

The table below shows asset quality bands of gross loans and ECL, by stage, for the Personal portfolio.

	Gross loans				ECL provisions				ECL provisions coverage
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
2025	£m	£m	£m	£m	£m	£m	£m	£m	%	%	%	%
Mortgages
AQ1-AQ4	114,087	6,432	—	120,519	19	9	—	28	—	0.1	—	—
AQ5-AQ8	83,712	8,584	—	92,296	26	21	—	47	—	0.2	—	0.1
AQ9	140	935	—	1,075	—	6	—	6	—	0.6	—	0.6
AQ10	—	—	1,339	1,339	—	—	191	191	—	—	14.3	14.3
	197,939	15,951	1,339	215,229	45	36	191	272	—	0.2	14.3	0.1
Credit cards
AQ1-AQ4	117	—	—	117	1	—	—	1	0.9	—	—	0.9
AQ5-AQ8	5,850	1,967	—	7,817	123	181	—	304	2.1	9.2	—	3.9
AQ9	21	114	—	135	1	24	—	25	4.8	21.1	—	18.5
AQ10	—	—	242	242	—	—	190	190	—	—	78.5	78.5
	5,988	2,081	242	8,311	125	205	190	520	2.1	9.9	78.5	6.3
Other personal
AQ1-AQ4	765	112	—	877	5	12	—	17	0.7	10.7	—	1.9
AQ5-AQ8	8,148	1,212	—	9,360	161	137	—	298	2.0	11.3	—	3.2
AQ9	64	144	—	208	6	36	—	42	9.4	25.0	—	20.2
AQ10	—	—	956	956	—	—	731	731	—	—	76.5	76.5
	8,977	1,468	956	11,401	172	185	731	1,088	1.9	12.6	76.5	9.5
Total
AQ1-AQ4	114,969	6,544	—	121,513	25	21	—	46	—	0.3	—	—
AQ5-AQ8	97,710	11,763	—	109,473	310	339	—	649	0.3	2.9	—	0.6
AQ9	225	1,193	—	1,418	7	66	—	73	3.1	5.5	—	5.2
AQ10	—	—	2,537	2,537	—	—	1,112	1,112	—	—	43.8	43.8
	212,904	19,500	2,537	234,941	342	426	1,112	1,880	0.2	2.2	43.8	0.8

NatWest Group Annual Report on Form 20-F 2025	84

Credit risk – Banking activities continued

Asset quality (audited) continued

	Gross loans				ECL provisions				ECL provisions coverage
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
2024	£m	£m	£m	£m	£m	£m	£m	£m	%	%	%	%
Mortgages
AQ1-AQ4	104,793	8,416	—	113,209	29	16	—	45	—	0.2	—	—
AQ5-AQ8	81,263	11,683	—	92,946	48	38	—	86	0.1	0.3	—	0.1
AQ9	194	962	—	1,156	—	6	—	6	—	0.6	—	0.5
AQ10	—	—	2,535	2,535	—	—	325	325	—	—	12.8	12.8
	186,250	21,061	2,535	209,846	77	60	325	462	—	0.3	12.8	0.2
Credit cards
AQ1-AQ4	128	—	—	128	1	—	—	1	0.8	—	—	0.8
AQ5-AQ8	4,650	1,866	—	6,516	75	169	—	244	1.6	9.1	—	3.7
AQ9	23	87	—	110	1	17	—	18	4.4	19.5	—	16.4
AQ10	—	—	176	176	—	—	118	118	—	—	67.1	67.1
	4,801	1,953	176	6,930	77	186	118	381	1.6	9.5	67.1	5.5
Other personal
AQ1-AQ4	691	127	—	818	6	14	—	20	0.9	11.0	—	2.4
AQ5-AQ8	6,521	1,359	—	7,880	120	134	—	254	1.8	9.9	—	3.2
AQ9	55	136	—	191	4	35	—	39	7.3	25.7	—	20.4
AQ10	—	—	860	860	—	—	656	656	—	—	76.3	76.3
	7,267	1,622	860	9,749	130	183	656	969	1.8	11.3	76.3	9.9
Total
AQ1-AQ4	105,612	8,543	—	114,155	36	30	—	66	—	0.4	—	0.1
AQ5-AQ8	92,434	14,908	—	107,342	243	341	—	584	0.3	2.3	—	0.5
AQ9	272	1,185	—	1,457	5	58	—	63	1.8	4.9	—	4.3
AQ10	—	—	3,571	3,571	—	—	1,099	1,099	—	—	30.8	30.8
	198,318	24,636	3,571	226,525	284	429	1,099	1,812	0.1	1.7	30.8	0.8

●	The distribution of lending across the AQ1-AQ9 bands remained broadly consistent with the prior year. Growth in the mortgage portfolio was mainly in the AQ1-AQ4 bands as expected.
●	The proportion of Stage 3/AQ10 loans declined over the year, mainly as a result of the balance sheet management actions described above, notably the mortgage securitisation which reduced Stage 3 loans by £0.8 billion. Furthermore, there was an enhancement to the mortgage definition of default systems and process resulting in approximately £0.4 billion of loans migrating from Stage 3 back to the good book. Within the credit card portfolio, flows into Stage 3 increased year-on-year, driven by strategic growth and seasoning of credit card balances since 2022. For other personal lending, flow rates into AQ10/Stage 3 remained stable, with AQ10 balances increasing as a result of reduced debt sale activity overall in the year.

NatWest Group Annual Report on Form 20-F 2025	85

Credit risk – Banking activities continued

Asset quality (audited) continued

The table below shows asset quality bands of gross loans and ECL, by stage, for the Non-Personal portfolio.

	Gross loans				ECL provisions				ECL provisions coverage
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
2025	£m	£m	£m	£m	£m	£m	£m	£m	%	%	%	%
Corporate and other
AQ1-AQ4	43,968	2,314	—	46,282	29	15	—	44	0.1	0.7	—	0.1
AQ5-AQ8	53,783	15,882	—	69,665	199	326	—	525	0.4	2.1	—	0.8
AQ9	28	264	—	292	—	19	—	19	—	7.2	—	6.5
AQ10	—	—	1,990	1,990	—	—	944	944	—	—	47.4	47.4
	97,779	18,460	1,990	118,229	228	360	944	1,532	0.2	2.0	47.4	1.3
Financial institutions
AQ1-AQ4	68,620	154	—	68,774	20	2	—	22	—	1.3	—	—
AQ5-AQ8	5,339	196	—	5,535	17	3	—	20	0.3	1.5	—	0.4
AQ9	—	6	—	6	—	—	—	—	—	—	—	—
AQ10	—	—	141	141	—	—	113	113	—	—	80.1	80.1
	73,959	356	141	74,456	37	5	113	155	0.1	1.4	80.1	0.2
Sovereign
AQ1-AQ4	1,878	1	—	1,879	7	1	—	8	0.4	100.0	—	0.4
AQ5-AQ8	131	—	—	131	—	—	—	—	—	—	—	—
AQ9	—	265	—	265	—	4	—	4	—	1.5	—	1.5
AQ10	—	—	15	15	—	—	6	6	—	—	40.0	40.0
	2,009	266	15	2,290	7	5	6	18	0.4	1.9	40.0	0.8
Total
AQ1-AQ4	114,466	2,469	—	116,935	56	18	—	74	0.1	0.7	—	0.1
AQ5-AQ8	59,253	16,078	—	75,331	216	329	—	545	0.4	2.1	—	0.7
AQ9	28	535	—	563	—	23	—	23	—	4.3	—	4.1
AQ10	—	—	2,146	2,146	—	—	1,063	1,063	—	—	49.5	49.5
	173,747	19,082	2,146	194,975	272	370	1,063	1,705	0.2	1.9	49.5	0.9

NatWest Group Annual Report on Form 20-F 2025	86

Credit risk – Banking activities continued

Asset quality (audited) continued

	Gross loans				ECL provisions				ECL provisions coverage
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
2024	£m	£m	£m	£m	£m	£m	£m	£m	%	%	%	%
Corporate and other
AQ1-AQ4	41,509	2,409	—	43,918	32	19	—	51	0.1	0.8	—	0.1
AQ5-AQ8	53,448	11,783	—	65,231	232	306	—	538	0.4	2.6	—	0.8
AQ9	34	272	—	306	—	19	—	19	—	7.0	—	6.2
AQ10	—	—	2,279	2,279	—	—	896	896	—	—	39.3	39.3
	94,991	14,464	2,279	111,734	264	344	896	1,504	0.3	2.4	39.3	1.4
Financial institutions
AQ1-AQ4	64,845	233	—	65,078	21	2	—	23	—	0.9	—	—
AQ5-AQ8	4,176	996	—	5,172	17	9	—	26	0.4	0.9	—	0.5
AQ9	—	12	—	12	—	1	—	1	—	8.3	—	8.3
AQ10	—	—	59	59	—	—	40	40	—	—	67.8	67.8
	69,021	1,241	59	70,321	38	12	40	90	0.1	1.0	67.8	0.1
Sovereign
AQ1-AQ4	1,364	1	—	1,365	12	1	—	13	0.9	100.0	—	1.0
AQ5-AQ8	127	—	—	127	—	—	—	—	—	—	—	—
AQ9	—	132	—	132	—	1	—	1	—	0.8	—	0.8
AQ10	—	—	21	21	—	—	5	5	—	—	23.8	23.8
	1,491	133	21	1,645	12	2	5	19	0.8	1.5	23.8	1.2
Total
AQ1-AQ4	107,718	2,643	—	110,361	65	22	—	87	0.1	0.8	—	0.1
AQ5-AQ8	57,751	12,779	—	70,530	249	315	—	564	0.4	2.5	—	0.8
AQ9	34	416	—	450	—	21	—	21	—	5.1	—	4.7
AQ10	—	—	2,359	2,359	—	—	941	941	—	—	39.9	39.9
	165,503	15,838	2,359	183,700	314	358	941	1,613	0.2	2.3	39.9	0.9

●	The majority of Non-Personal lending remained in the AQ1-AQ4 band, with the increase in the year driven by increases in financial institutions sectors. This portfolio is subject to low ECL coverage, reflecting the high credit quality in the portfolio.
●	In corporate sectors, Stage 2 exposure grew in the year, primarily in the AQ5-AQ8 band, which accounted for the majority of exposure to corporates. AQ10 exposures in Stage 3 reduced in corporates, as new defaults were more than offset by write-offs and repayments on previous defaults.
●	The increase in sovereigns exposure in AQ9 and Stage 2 was primarily due to increased exposure to a single counterparty where the lending is fully guaranteed.

NatWest Group Annual Report on Form 20-F 2025	87

Credit risk – Trading activities

This section details the credit risk profile of NatWest Group’s trading activities.

Securities financing transactions and collateral (audited)

The table below shows securities financing transactions in Commercial & Institutional and Central items & other. Balance sheet captions include balances held at all classifications under IFRS.

	Reverse repos			Repos
		Of which:	Outside netting		Of which:	Outside netting
	Total	can be offset	arrangements	Total	can be offset	arrangements
2025	£m	£m	£m	£m	£m	£m
Gross	95,674	95,618	56	89,789	87,730	2,059
IFRS offset	(31,599)	(31,599)	—	(31,599)	(31,599)	—
Carrying value	64,075	64,019	56	58,190	56,131	2,059
Master netting arrangements	(474)	(474)	—	(474)	(474)	—
Securities collateral	(63,292)	(63,292)	—	(55,657)	(55,657)	—
Potential for offset not recognised under IFRS	(63,766)	(63,766)	—	(56,131)	(56,131)	—
Net	309	253	56	2,059	—	2,059

2024
Gross	87,901	87,861	40	68,024	67,321	703
IFRS offset	(23,883)	(23,883)	—	(23,883)	(23,883)	—
Carrying value	64,018	63,978	40	44,141	43,438	703
Master netting arrangements	(1,549)	(1,549)	—	(1,549)	(1,549)	—
Securities collateral	(62,217)	(62,217)	—	(41,889)	(41,889)	—
Potential for offset not recognised under IFRS	(63,766)	(63,766)	—	(43,438)	(43,438)	—
Net	252	212	40	703	—	703

NatWest Group Annual Report on Form 20-F 2025	88

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

	2025							2024
	Notional
	GBP	USD	EUR	Other	Total	Assets	Liabilities	Notional	Assets	Liabilities
	£bn	£bn	£bn	£bn	£bn	£m	£m	£bn	£m	£m
Gross exposure						77,796	71,925		97,152	93,109
IFRS offset						(17,007)	(17,951)		(18,746)	(21,027)
Carrying value	3,460	3,573	6,328	1,158	14,519	60,789	53,974	13,628	78,406	72,082
Of which:
Interest rate (1)	3,125	2,072	5,699	192	11,088	32,742	26,758	10,333	37,499	31,532
Exchange rate	331	1,495	622	966	3,414	27,981	27,042	3,279	40,797	40,306
Credit	2	6	7	—	15	66	174	14	110	244
Equity and commodity	2	—	—	—	2	—	—	2	—	—
Carrying value					14,519	60,789	53,974	13,628	78,406	72,082
Counterparty mark-to-market netting						(45,928)	(45,928)		(61,883)	(61,883)
Cash collateral						(9,275)	(4,281)		(10,005)	(5,801)
Securities collateral						(3,283)	(1,256)		(4,072)	(896)
Net exposure						2,303	2,509		2,446	3,502
Banks (2)						89	217		214	345
Other financial institutions (3)						1,508	1,160		1,429	1,456
Corporate (4)						673	1,110		769	1,669
Government (5)						33	22		34	32
Net exposure						2,303	2,509		2,446	3,502
UK						1,098	1,548		1,061	1,774
Europe						693	589		875	978
US						437	283		443	604
RoW						75	89		67	146
Net exposure						2,303	2,509		2,446	3,502

Asset quality of uncollateralised derivative assets
AQ1-AQ4						1,865			2,049
AQ5-AQ8						435			394
AQ9-AQ10						3			3
Net exposure						2,303			2,446

(1)	The notional amount of interest rate derivatives includes £8,768 billion (2024 – £7,321 billion) in respect of contracts cleared through central clearing counterparties.
(2)	Transactions with certain counterparties with whom NatWest Group has netting arrangements but collateral is not posted on a daily basis; certain transactions with specific terms that may not fall within netting and collateral arrangements; derivative positions in certain jurisdictions where the collateral agreements are not deemed to be legally enforceable.
(3)	Includes transactions with securitisation vehicles and funds where collateral posting is contingent on NatWest Group’s external rating.
(4)	Mainly large corporates with whom NatWest Group may have netting arrangements in place with no collateral posting.
(5)	Sovereigns and supranational entities with no collateral arrangements, collateral arrangements that are not considered enforceable, or one-way collateral agreements in their favour.

NatWest Group Annual Report on Form 20-F 2025	89

Credit risk – Trading activities continued

Debt securities (audited)

The table below shows debt securities held at mandatory fair value through profit or loss by issuer as well as ratings based on the lowest of Standard & Poor’s, Moody’s and Fitch.

	Central and local government
	UK	US	Other	Financial institutions	Corporate	Total
2025	£m	£m	£m	£m	£m	£m
AAA	—	—	1,505	1,283	—	2,788
AA to AA+	—	4,153	257	309	18	4,737
A to AA-	2,105	—	1,481	596	215	4,397
BBB- to A-	—	—	892	256	384	1,532
Non-investment grade	—	—	—	11	50	61
Total	2,105	4,153	4,135	2,455	667	13,515

2024
AAA	—	—	1,335	1,368	—	2,703
AA to AA+	—	3,734	74	569	2	4,379
A to AA-	2,077	—	1,266	381	519	4,243
BBB- to A-	—	—	831	562	885	2,278
Non-investment grade	—	—	—	108	167	275
Total	2,077	3,734	3,506	2,988	1,573	13,878

NatWest Group Annual Report on Form 20-F 2025	90

Credit risk – Trading activities continued

Cross border exposure

Cross border exposures comprise both banking and trading activities, including reverse repurchase agreements. Exposures comprise loans and advances, including finance leases and instalment credit receivables, and other monetary assets, such as debt securities. The geographical breakdown is based on the country of domicile of the borrower or guarantor of ultimate risk. Cross border exposures include non-local currency claims of overseas offices on local residents but exclude exposures to local residents in local currencies. The table shows cross border exposures greater than 0.5% of NatWest Group’s total assets at the end of each reporting period.

	Government	Banks	Other	Total	Short positions	Net of short positions
2025	£m	£m	£m	£m	£m	£m
Western Europe	9,877	11,547	28,623	50,047	4,544	45,503
Of which: France	1,631	3,039	7,760	12,430	755	11,675
Of which: Germany	2,184	5,615	812	8,611	1,877	6,734
Of which: Luxembourg	224	30	9,295	9,549	—	9,549
Cayman Islands (1)	—	—	4,453	4,453	—	4,453
United States	4,571	2,439	22,983	29,993	1,256	28,737
Jersey	—	—	4,565	4,565	—	4,565
Canada	1,855	1,244	4,041	7,140	10	7,130
Other institutions (2)	5,638	—	—	5,638	173	5,465

2024
Western Europe	8,581	11,669	29,891	50,141	5,889	44,252
Of which: France	2,347	2,543	11,161	16,051	1,491	14,560
Of which: Germany	1,149	5,937	702	7,788	1,957	5,831
Of which: Luxembourg	61	412	7,940	8,413	10	8,403
Of which: Ireland	162	49	3,306	3,517	85	3,432
United States	5,246	3,307	21,576	30,129	1,767	28,362
Jersey	—	—	5,030	5,030	—	5,030
Canada	1,664	1,555	2,308	5,527	26	5,501
Other institutions (2)	4,520	—	—	4,520	94	4,426

(1)	Cayman Islands did not meet the reporting threshold required for inclusion in the table for 2024.
(2)	Other institutions category denotes any international organisation which is governed by public international law or which has been set up by or on the basis of an agreement between two or more countries.

NatWest Group Annual Report on Form 20-F 2025	91

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

Liquidity and funding risks arise in a number of ways, including through the maturity transformation role that banks perform. The risks are dependent on factors such as:

●	Maturity profile;
●	Composition of sources and uses of funding;
●	The quality and size of the liquidity portfolio;
●	Wholesale market conditions; and
●	Depositor and investor behaviour.

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

Minimum requirement for own funds and eligible liabilities (MREL)

In addition to regulatory capital, certain loss-absorbing instruments issued by NatWest Group, such as eligible senior notes and Tier 2 capital instruments, may be used to meet MREL. MREL comprises regulatory capital (Common Equity Tier 1, Additional Tier 1 and Tier 2) together with specific senior or subordinated bail-inable debt. To quality, instruments must be fully paid-up, have a remaining maturity of at least one year, and be capable of being written down or converted into equity should the Natwest Group enter resolution. These resources support “gone-concern” requirements, ensuring that sufficient loss-absorbing capacity is available to facilitate an orderly resolution if the Bank of England determines that NatWest Group has failed or is likely to fail.

NatWest Group Annual Report on Form 20-F 2025	92

Capital, liquidity and funding risk continued

Liquidity

NatWest Group maintains a prudent approach to the definition of liquidity portfolio to ensure it is available when and where required, taking into account regulatory, legal and other constraints. Following ringfencing legislation, liquidity is no longer considered fungible across NatWest Group. Principal liquidity portfolios are maintained in the UK Domestic Liquidity Sub-Group (UKDoLSub) (primarily in NatWest Bank Plc), NatWest Markets Plc, RBS International Limited and RBSH N.V. Some disclosures in this section where relevant are presented, on a consolidated basis, for NatWest Group and the UK DoLSub.

Liquidity portfolio is divided into primary and secondary liquidity as follows:

●	Primary liquidity is LCR eligible assets and includes cash and balances at central banks, Treasury bills and high quality government securities.
●	Secondary liquidity is assets eligible as collateral for local central bank liquidity facilities. These assets include own-issued securitisations or loans that are retained on balance sheet and pre-positioned with a central bank so that they may be converted into additional sources of liquidity at very short notice.

Funding

NatWest Group maintains a diversified set of funding sources, including customer deposits, wholesale deposits and term debt issuance. These are managed against both internal funding and regulatory metrics. The principal levels at which funding risk is managed are at NatWest Group, NatWest Holdings Group, UK DoLSub, NatWest Markets Plc, RBS International Limited and RBSH N.V.. NatWest Group also retains access to central bank funding facilities.

For further details on capital constituents and the regulatory framework covering capital, liquidity and funding requirements, refer to the 2025 NatWest Group Pillar 3 Report.

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

Capital planning is integrated into NatWest Group’s wider annual budgeting process and is assessed and updated at least monthly. Regular returns are submitted to the PRA which include a two-year rolling forecast view. Other elements of capital management, including risk appetite and stress testing, are set out on pages 33 to 40.

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

Capital resources and capital requirements are assessed across a defined planning horizon.

Impact assessment captures input from across NatWest Group including from businesses.

NatWest Group Annual Report on Form 20-F 2025	93

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

The principal levels at which liquidity risk is managed are:

●	NatWest Group
●	NatWest Holdings Group
●	UK DoLSub
●	NatWest Markets Plc
●	NatWest Markets Securities Inc.
●	RBS International Limited
●	RBSH N.V.

The UK DoLSub is PRA-regulated and comprises NatWest Holdings three licensed deposit-taking UK banks: National Westminster Bank Plc (NWB Plc), The Royal Bank of Scotland plc (RBS plc) and Coutts & Company.

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

RBS International Limited and RBSH N.V. hold locally managed portfolios that comply with local regulations that may differ from PRA rules.

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

NatWest Group Annual Report on Form 20-F 2025	94

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

UK Basel III reforms & guidance

On 20 January 2026, the PRA published its final Basel 3.1 rules in relation to PS17/23 and PS9/24, re-affirming that implementation of the reforms will take place on 1 January 2027. For Market Risk, the PRA decided to delay the FRTB-IMA implementation until 1 January 2028, giving firms the option to use their existing IMA permissions until then. The policy statement included amendments to certain FRTB ASA (Alternative Standardised Approach) requirements, including a permissions regime for the residual risk add-on (RRAO). The policy statement also made minor amendments, corrections and clarifications to the calculation of Credit Risk and Operational Risk RWAs.

In 2025, the PRA also confirmed in PS7/25 its approach to Pillar 2A lending adjustments for Basel 3.1, ensuring that the removal of SME and infrastructure support factors from Pillar 1 RWAs does not raise overall capital requirements.

We expect Basel 3.1 to increase RWAs by around £10 billion on 1 January 2027.

EU Basel III reforms

Equivalent changes in the EU capital rules relating to the Basel III standards are implemented in the EU by the latest Banking Package (CRR III/ CRD VI) which entered into force on 9 July 2024.

The EU CRR III rules became effective on 1 January 2025, except for the Market Risk FTRB rules which will be implemented on 1 January 2027. In November 2025, the European Commission issued a consultation for targeted amendments to the FRTB framework. The impact of these changes will be limited to NatWest Group’s EU subsidiaries.

The CRD VI requirements must be incorporated into the national legislation of EU member states by early 2026. Among other changes, the directive introduces new prudential capital and liquidity standards for third‑country branches, which will apply from 11 January 2027. These changes will only affect NatWest Group’s EU third-country branches where certain conditions are met. NatWest Group continues to evaluate its EU operating model, making adaptations as necessary

NatWest Group Annual Report on Form 20-F 2025	95

Capital, liquidity and funding risk continued

Other developments in 2025

UK Capital Requirements review

In December 2025, the Financial Policy Committee (FPC) published its updated assessment of the appropriate level and structure of capital requirements for the UK banking sector, alongside a broader review of the capital framework. The Committee noted that the system-wide benchmark Tier 1 capital requirement is now considered to be around 13% of RWAs, compared with the earlier benchmark of approximately 14%. The UK countercyclical capital buffer rate was maintained at its neutral setting of 2%.

At the same time, the FPC launched a broader consultation on capital requirements, open until 2 April 2026. The consultation covers several areas, including the ensuring the leverage ratio continues to operate as intended; improving the usability and effectiveness of capital buffers; and assessing the calibration and interaction of domestic-exposure-based requirements to ensure they remain proportionate and free from unintended overlaps.

O-SII buffers

In July 2025, the PRA re issued its 2024 O SII buffer rates to incorporate the FPC’s revised approach to O SII buffer thresholds, which now includes indexation. NatWest Group plc remains on the PRA’s O SII list, and the O SII buffer for its ring fenced sub group, NatWest Holdings Group, was maintained at 1.5%.

Leverage ratio requirements

In November 2025, PRA published final policy in PS22/25 which increases the retail deposit threshold for the application of the minimum leverage ratio requirements (3.25% and applicable buffers) from £50 billion to £75 billion. This policy took effect on 1 January 2026.

PRA Step-in risk framework implementation

In April 2025, the PRA finalised its policy for the identification and management of step-in risk for UK banks, aligning to the BCBS guidelines. Step-in risk is deemed a Pillar 2 risk and must be assessed as part of the firm’s ICAAP. The PRA expects governance, monitoring and controls to be embedded within the existing risk management framework. The requirements took effect on 1 January 2026.

MREL requirements

In July 2025, the Bank of England published final policy changes relating to its approach to setting to setting a MREL. The revised rules introduce a requirement to use the full accounting value for measuring eligible liabilities towards MREL resources. The policy changes took effect from 1 January 2026.

Prudential treatment of non-UK Covered bonds

HMT is considering the introduction of an Overseas Prudential Requirements Regime (OPRR) that could be used to designate equivalency for non-UK covered bonds. Pending finalisation of this approach, the PRA do not expect firms to alter their approach to inclusion of non-UK covered bonds including for new issuances, in Level 2 HQLA (High Quality Liquid Assets) under the Liquidity Coverage Ratio (CRR) Part of the PRA Rulebook.

NatWest Group Annual Report on Form 20-F 2025	96

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

In addition to the future changes shown in the table below, the model changes required under CRD IV are still under development and subject to PRA approval. In line with all firms with permissions to use the IRB approach, NatWest Group is currently undertaking a programme of model and rating system development, to align with new regulations which came into force on 1 January 2022. The final CRD IV model outcomes may lead to changes in RWAs in 2026 and beyond.

Area of development	Key changes	Status /Implementation date
Basel III reforms
PRA Basel 3.1 Implementation

Output floor – CET1% calculation

●
The output floor will apply at the highest level of consolidation for UK groups (e.g., NatWest Group) and at the sub-consolidated level for ring‑fenced sub-groups (e.g., NatWest Holdings Group).
●
It will apply to the full capital stack, including capital buffers.
●
A transitional period applies, with the floor set at 60% from 1 January 2027, increasing to 72.5% from 1 January 2030.
Status: Final rules published in PS1/26 Implementation date: 1 January 2027, except for FRTB-IMA rules which will apply from 1 January 2028

Credit Risk RWAs (STD, IRB, FIRB)

●
Significant revisions to the standardised credit risk approach, including changes to unrated corporates, SMEs, specialised lending, mortgages and equity exposures.
●
Restrictions to the IRB framework, requiring the standardised approach for central government and equity exposures and FIRB for financial institutions and large corporates, alongside new input floors and other modelling updates.
●
Removal of the SME and infrastructure supporting factors from both IRB and standardised approaches.
●
Amending the credit risk mitigation framework, withdrawing certain internal modelling approaches, removing the double‑default treatment and introducing a new risk‑weight substitution method for some exposures.
We expect Basel 3.1 to increase RWAs by around £10 billion on 1 January 2027.

Market Risk RWAs

●
Implementing new modelled and standardised approaches under the FRTB framework, including the Alternative Standardised Approach (ASA) for which a residual‑risk-add‑on permissions regime has been confirmed.
●
Revision of the banking–trading book boundary.
●
A one‑year deferral of FRTB‑IMA to 1 January 2028, with existing IMA permissions remaining in place until that date.
●
Policy changes to the capitalisation of FX risk are also being introduced.

NatWest Group Annual Report on Form 20-F 2025	97

Capital, liquidity and funding risk continued

Summary of future changes to prudential regulation in UK that may impact NatWest Group continued

Area of development	Key changes	Status /Implementation date
Basel III reforms continued

CVA/ Counterparty Credit Risk RWAs

●
Removal of the modelled CVA approach and introducing two new methodologies: SA‑CVA and BA‑CVA.
●
Implementing a new standardised CVA framework aligned with Basel standards, including the removal of exemptions previously applied to sovereigns, non‑financial counterparties and pension funds.
●
Reducing the SA‑CCR alpha factor from 1.4 to 1 for non‑financial counterparties and pension funds.

Operational Risk RWAs ● Implementation of a new standardised approach. ● Internal Loss Multiplier (ILM) set to 1. ● Changes to the income requirements in scope of the business indicator.
Pillar 2A reforms
Streamlining the Pillar 2A capital framework and the capital communications process
●
Finalisation of rules to streamline firm‑specific capital communications, by simplifying both the content and the processes for setting Pillar 2A requirements, systemic buffers and the Additional Leverage Ratio Buffer (ALRB).
●
Minor clarifications for IRRBB and pension obligation risk within Pillar 2A, with no impact on capital requirements and no change to the PRA’s underlying approaches to these risks.
Status: Final policy for capital communications published in PS2/25. Near-final rules for IRRBB and Pension risk published in PS18/25. Implementation dates: PS2/25: 31 March 2025 PS18/25: 1 July 2026
Pillar 2A methodologies review

Phase 1

●
Policy proposals under CP12/25 to update the Pillar 2A framework to address Basel 3.1 impacts.
●
Introduction of Pillar 2A lending adjustments for Basel 3.1 under PS7/25 (May 2025), compensating for the removal of SME and infrastructure support factors.

Phase 2

●
It will involve a deeper review of individual Pillar 2A methodologies to refine expectations, improve effectiveness, and identify further burden‑reduction opportunities.

Status: Awaiting final rules; PRA consultation under CP12/25 closed in September 2025.

Implementation dates:

Phase 1: 1 July 2026, for the changes to pension obligation risk, market risk and counterparty credit risk.

Phase 2: 1 January 2027, for the changes to credit risk and operational risk including P2A lending adjustments.

NatWest Group Annual Report on Form 20-F 2025	98

Capital, liquidity and funding risk continued

Summary of future changes to prudential regulation in UK that may impact NatWest Group continued

Area of development	Key changes	Status /Implementation date
UK CRR restatements
PRA restatements of assimilated law – 2026 & 2027 implementations

2026 implementation

●
Restatement of capital definitions, making no substantive changes.
●
Clarification of supervisory expectations for the inclusion of interim profits in CET1 capital and the conditions for reducing AT1 and T2 instruments.
●
Existing ECAI mappings are to be onshored.
●
Supervisory expectations for synthetic risk transfer (SRT) securitisations are further clarified.
Status: Final policy published in PS12/25 Implementation date: 1 January 2026

2027 implementation

●
Substantive revisions to the securitisation capital framework, including changes to the SEC‑SA calculation.
●
Updating of the capital treatment for exposures under the Mortgage Guarantee Scheme
Status: Near final rules published in PS19/25; final rules expected in Q1 2026. Implementation date: 1 January 2027
UK MREL requirements
Bank of England - Amendments to the approach to setting a minimum requirement for own funds and eligible liabilities
●
Policy updates to setting the minimum requirement for own funds and eligible liabilities (MREL).
●
Updated supervisory expectations for measuring non‑CET1 instruments, confirming the use of accounting values for this purpose.
Status: Final MREL Statement of Policy published Implementation date: 1 January 2026
Step-in Risk & Large Exposures reforms
PRA framework for step-in risk	● Implementation of the Basel guidelines for step-in risk in the PRA Rulebook. ● Step-in risk is deemed a Pillar 2 risk and must be assessed as part of the NatWest Group’s ICAAP.	Status: Final policy published in PS5/25 and SS1/25 (April 2025) Implementation date: 1 January 2026
PRA amendments to the Large Exposures Framework

Part 1

●
Onshoring of the EBA guidelines for the identification requirements of Connected Clients in the Large Exposures (CRR) part of the PRA Rulebook.
●
Stricter requirements for exposures to certain French counterparties.

Part 2

●
Further policy changes stemming from CP14/24 are expected in 2026 with respect to mandatory substitution approach, the removal of the use of IMM methods for calculating exposure values for SFTs and revised rules for intragroup permissions.
Status: Final policy for Phase 1 published in PS14/25 (July 2025) Implementation dates: Part 1: 1 January 2026 Part 2: Not yet confirmed

NatWest Group Annual Report on Form 20-F 2025	99

Capital, liquidity and funding risk continued

Key points

CET1 ratio 14.0% (2024 - 13.6%)

The CET1 ratio increased by 40 basis points to 14.0% due to a £2.1 billion increase in CET1 capital offset by a £10.1 billion increase in RWAs.

The CET1 capital increase was mainly driven by an attributable profit to ordinary shareholders of £4.7 billion (net of ordinary interim dividend paid) and other movements on reserves and regulatory adjustments of £0.7 billion partially offset by a share buyback of £1.5 billion and a foreseeable ordinary dividend accrual of £1.8 billion.

RWAs £193.3bn (2024 - £183.2bn)

Total RWAs increased by £10.1 billion to £193.3 billion mainly reflecting:

●
an increase in credit risk RWAs of £7.6 billion, primarily reflecting franchise lending growth, including unsecured balances acquired from Sainsbury's Bank offset by the benefits of RWA management actions. An increase in CRD IV model updates partially offset by the movements in risk metrics and foreign exchange.
●
an increase in counterparty credit risk RWAs of £0.5 billion mainly driven by revised close-out periods for securities financing transactions partially offset by new bespoke portfolio credit default swap and CRD IV model updates.
●
an increase in operational risk RWAs of £3.8 billion following the annual recalculation, including an acceleration of £1.6 billion from Q1 2026 to align with market practice.
●
a reduction in market risk RWAs of £1.7 billion, mainly driven by active risk management on options trading and changes in government bond and bond futures positions.

UK leverage ratio 4.8% (2024 - 5.0%)

The leverage ratio decreased by 20 basis points to 4.8% due to a £47.2 billion increase in leverage exposure partially offset by a £1.4 billion increase in Tier 1 capital. The key drivers in the leverage exposure movement were an increase in other financial assets and other off balance sheet items.

MREL ratio 31.9% (2024 - 33.0%)

The MREL ratio decreased by 110 basis points driven by a £10.1 billion increase in RWAs partially offset by a £1.2 billion increase in MREL resources.

MREL resources increased to £61.6 billion driven by a £2.1 billion increase in CET1 capital offset by a £0.7 billion decrease in AT1 capital, a £0.2 billion decrease in Tier 2 capital, and a £0.1 billion decrease in senior unsecured debt. AT1 and Tier 2 capital movements were driven by issues and redemptions in the period, whilst the senior unsecured debt movement was driven by issues and redemptions totalling £1.7 billion, offset by a $1.5bn debt instrument that ceased to count towards MREL resources 12 months before it matures, and foreign exchange movements of £0.6 billion.

Liquidity portfolio £237.9bn (2024 - £222.3bn)

The liquidity portfolio increased by £15.6 billion to £237.9 billion during the year. Primary liquidity decreased by £3.8 billion to £157.3 billion, driven by strong lending growth, TFSME tranche repayment partially offset by deposit growth and new issuances. Secondary liquidity increased by £19.4 billion due to an increase in pre-positioned collateral at the Bank of England.

LCR average 147% (2024 - 151%)	The average Liquidity Coverage Ratio (LCR) decreased by 4% to 147%, during 2025, driven by increased lending partially offset by deposit growth.

NSFR average 135% (2024 - 137%)	The average Net Stable Funding Ratio (NSFR) decreased by 2% to 135% during 2025 driven by increased lending, partially offset by deposit growth.

NatWest Group Annual Report on Form 20-F 2025	100

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

The current capital position provides significant headroom above both our minimum requirements and our MDA threshold requirements.

Type	CET1	Total Tier 1	Total capital
Pillar 1 requirements	4.5%	6.0%	8.0%
Pillar 2A requirements	1.6%	2.2%	2.9%
Minimum Capital Requirements	6.1%	8.2%	10.9%
Capital conservation buffer	2.5%	2.5%	2.5%
Countercyclical capital buffer (1)	1.7%	1.7%	1.7%
MDA threshold (2)	10.3%	n/a	n/a
Overall capital requirement	10.3%	12.4%	15.1%
Capital ratios at 31 December 2025	14.0%	16.4%	19.3%
Headroom (3) (4)	3.7%	4.0%	4.2%

(1)	The UK countercyclical buffer (CCyB) rate is currently being maintained at 2%. This may vary in either direction in the future subject to how risks develop. Foreign exposures may be subject to different CCyB rates depending on the rate set in those jurisdictions.
(2)	Pillar 2A requirements for NatWest Group are set as a variable amount with the exception of some fixed add-ons.
(3)	The headroom does not reflect excess distributable capital and may vary over time.
(4)	Headroom as at 31 December 2024 was CET1 3.1%, Total Tier 1 3.9% and Total Capital 4.3%.

Leverage ratios

The table below summarises the minimum ratios of capital to leverage exposure under the binding PRA UK leverage framework applicable for NatWest Group.

Type	CET1	Total Tier 1
Minimum ratio	2.44%	3.25%
Countercyclical leverage ratio buffer (1)	0.6%	0.6%
Total	3.04%	3.85%

(1)	The countercyclical leverage ratio buffer is set at 35% of NatWest Group’s CCyB.

Liquidity and funding ratios

The table below summarises the minimum requirements for key liquidity and funding metrics under the PRA framework.

Type
Liquidity Coverage Ratio (LCR)	100%
Net Stable Funding Ratio (NSFR)	100%

NatWest Group Annual Report on Form 20-F 2025	101

Capital, liquidity and funding risk continued

Measurement

Capital, risk-weighted assets and leverage: Key metrics

The tables below show key prudential metrics calculated in accordance with current PRA rules.

	2025	2024
Capital adequacy ratios (1)%		%
CET1	14.0	13.6
Tier 1	16.4	16.5
Total	19.3	19.7

RWAs	£m	£m
Credit risk	155,610	148,078
Counterparty credit risk	7,609	7,103
Market risk	4,474	6,219
Operational risk	25,595	21,821
Total RWAs	193,288	183,221

Capital	£m	£m
CET1	27,066	24,928
Tier1	31,621	30,187
Total	37,375	36,105

Leverage ratios	£m	£m
Tier 1 capital	31,621	30,187
UK leverage exposure	654,954	607,799
UK leverage ratio (%) (2)	4.8%	5.0%
UK average Tier 1 capital (3)	32,296	29,923
UK average leverage exposure (3)	657,670	600,354
UK average leverage ratio (%) (3)	4.9%	5.0%

(1)	The IFRS 9 transitional capital rules in respect of ECL provisions ceased to apply on 1 January 2025. The impact of the IFRS 9 transitional adjustments at 31 December 2024 was £33 million for CET1 capital, £33 million for total capital and £3 million RWAs. Excluding this adjustment at 31 December 2024, the CET1 ratio was 13.6%, Tier 1 capital ratio was 16.5% and the Total capital ratio was 19.7%.
(2)	The UK leverage exposure and Tier 1 capital are calculated in accordance with current PRA rules. Excluding the IFRS 9 transitional adjustment in respect of ECL provision, the UK leverage ratio at 31 December 2024 was 5.0%
(3)	Based on the daily average of on-balance sheet items and three month-end average of off-balance sheet items and Tier 1 capital.

NatWest Group Annual Report on Form 20-F 2025	102

Capital, liquidity and funding risk continued

Capital flow statement

The table below analyses the movement in CET1, AT1 and Tier 2 capital for the year ended 31 December 2025.

	CET1	AT1	Tier 2	Total
	£m	£m	£m	£m
At 31 December 2024	24,928	5,259	5,918	36,105
Attributable profit for the period	5,479	—	—	5,479
Ordinary interim dividend paid	(768)	—	—	(768)
Share buyback	(1,500)	—	—	(1,500)
Foreseeable ordinary dividends	(1,837)	—	—	(1,837)
Foreign exchange reserve	7	—	—	7
FVOCI reserve	116	—	—	116
Own credit	14	—	—	14
Share based remuneration and shares vested
under employee share schemes	270	—	—	270
Goodwill and intangibles deduction	158	—	—	158
Deferred tax assets	280	—	—	280
Prudential valuation adjustments	63	—	—	63
New issues of capital instruments	—	1,244	823	2,067
Redemption of capital instruments	(22)	(1,948)	(1,000)	(2,970)
Foreign exchange movements	—	—	13	13
Adjustment under IFRS 9 transitional arrangements	(33)	—	—	(33)
Expected loss less impairment	(62)	—	—	(62)
Other movements	(27)	—	—	(27)
At 31 December 2025	27,066	4,555	5,754	37,375

●	For CET1 movements refer to the key points on page 100.
●	The AT1 movement reflects the £0.7 billion 7.500% Reset Perpetual Subordinated Contingent Convertible Additional Tier 1 Capital Notes issued in March 2025 and the £0.5 billion 7.625% Reset Perpetual Subordinated Contingent Convertible Additional Tier 1 Capital Notes issued in September 2025 offset by the redemption of $1.15 billion 8.000% Perpetual Subordinated Contingent Convertible Additional Tier 1 Capital Notes in August 2025 and $1.5 billion 6.000% Perpetual Subordinated Contingent Convertible Additional Tier 1 Capital Notes in December 2025.
●	Tier 2 movements of £0.2 billion include a decrease of £1.0 billion due to the redemption of 3.622% Fixed to Fixed Rate Reset Tier 2 Notes due 2030 in May 2025 partially offset by an increase of £0.8 billion for a €1.0 billion 3.723% Fixed to Fixed Rate Reset Tier 2 Notes 2035 issued in February 2025 and foreign exchange movements.

NatWest Group Annual Report on Form 20-F 2025	103

Capital, liquidity and funding risk continued

Capital generation pre-distributions

	31 December	31 December
	2025	2024
	£m	£m
CET1	27,066	24,928
CET1 capital pre-distributions (1)	31,171	28,920
RWAs	193,288	183,221
	%	%
CET1 ratio - opening at 1 January	13.61	13.36
CET1 pre-distributions - closing	16.13	15.78
Capital generation pre-distributions (1)	2.52	2.43

(1)	The calculation of capital generation pre-distributions uses CET1 capital pre-distributions. Distributions include ordinary dividends paid, foreseeable ordinary dividends and share buybacks.

Risk-weighted assets

The table below analyses the movement in RWAs during the year, by key drivers.

	Credit	Counterparty	Market	Operational
	risk	credit risk	risk	risk	Total
	£bn	£bn	£bn	£bn	£bn
At 31 December 2024	148.1	7.1	6.2	21.8	183.2
Foreign exchange movement	(0.3)	—	—	—	(0.3)
Business movement	—	0.3	(1.7)	3.8	2.4
Risk parameter changes	(0.9)	—	—	—	(0.9)
Methodology changes	—	—	—	—	—
Model updates	7.1	0.2	—	—	7.3
Acquisitions and disposals	1.6	—	—	—	1.6
At 31 December 2025	155.6	7.6	4.5	25.6	193.3

NatWest Group Annual Report on Form 20-F 2025	104

Capital, liquidity and funding risk continued

Risk-weighted assets continued

The table below analyses the movement in RWAs by segment during the year.

		Private Banking
	Retail	& Wealth	Commercial &	Central items	Total NatWest
	Banking	Management	Institutional	& other	Group
Total RWAs	£bn	£bn	£bn	£bn	£bn
At 31 December 2024	65.5	11.0	104.7	2.0	183.2
Foreign exchange movement	—	—	(0.3)	—	(0.3)
Business movement	(0.5)	0.4	3.0	(0.5)	2.4
Risk parameter changes	0.3	—	(1.2)	—	(0.9)
Methodology changes	—	—	—	—	—
Model updates	1.6	—	5.7	—	7.3
Acquisitions and disposals	1.6	—	—	—	1.6
At 31 December 2025	68.5	11.4	111.9	1.5	193.3
Credit risk	59.1	9.6	85.4	1.5	155.6
Counterparty credit risk	0.2	0.1	7.3	—	7.6
Market risk	0.1	—	4.4	—	4.5
Operational risk	9.1	1.7	14.8	—	25.6
Total RWAs	68.5	11.4	111.9	1.5	193.3

Total RWAs increased by £10.1 billion during the period mainly reflecting:

●	A reduction in risk-weighted assets from foreign exchange movements of £0.3 billion primarily due to sterling appreciation versus the US Dollar and depreciation versus euro.
●	An increase in business movements of £2.4 billion, mainly driven by an increase in credit risk reflecting franchise lending growth offset by the benefits of RWA management actions. An increase in operational risk following the annual recalculation, including an acceleration of £1.6 billion from Q1 2026 to align with market practice and an increase in counterparty credit risk due to revised close-out periods for securities financing transactions partially offset by new bespoke portfolio credit default swap. There was a decrease in market risk mainly driven by active risk management on options trading and changes in government bond and bond futures positions.
●	A reduction in risk parameters of £0.9 billion primarily driven by movements in risk metrics within Commercial & Institutional and Retail Banking.
●	An increase in model updates of £7.3 billion primarily driven by CRD IV model updates within Commercial & Institutional and Retail Banking.
●	An increase in acquisitions of £1.6 billion driven by balances acquired from Sainsbury’s Bank.

NatWest Group Annual Report on Form 20-F 2025	105

Capital, liquidity and funding risk continued

Leverage exposure

The leverage metrics for UK entities are calculated in accordance with the Leverage ratio (CRR) part of the PRA Rulebook.

	31 December	31 December
	2025	2024
	£m	£m
Cash and balances at central banks	85,182	92,994
Trading assets	46,537	48,917
Derivatives	60,789	78,406
Financial assets	505,609	469,599
Other assets	16,436	18,069
Total assets	714,553	707,985
Derivatives
- netting and variation margin	(58,769)	(76,101)
- potential future exposures	18,155	16,692
Securities financing transactions gross up	2,593	2,460
Other off balance sheet items	70,909	59,498
Regulatory deductions and other adjustments	(9,699)	(11,014)
Claims on central banks	(81,616)	(89,299)
Exclusion of bounce back loans	(1,172)	(2,422)
UK leverage exposure	654,954	607,799
UK leverage ratio (%)	4.8	5.0

Liquidity key metrics

The table below sets out the NatWest Group key liquidity and related metrics on an average basis.

	2025		2024
	NatWest Group	UK DoLSub	NatWest Group	UK DoLSub
Liquidity Coverage Ratio (1)	147%	135%	151%	142%
Net Stable Funding Ratio (2)	135%	129%	137%	130%
Stressed Outflow Coverage (3)	158%	143%	157%	143%

(1)	The LCR Average is calculated as the average of the preceding 12 months.
(2)	The NSFR Average is calculated as the average of the preceding four quarters.
(3)	NatWest Group’s Stressed Outflow Coverage (SOC) is an internal measure calculated by reference to liquid assets as a percentage of net stressed contractual and behavioural outflows over three months. The most severe outcome is selected from a range of scenarios comprising of market-wide, idiosyncratic and a combination of both. This assessment is performed in accordance with PRA guidance. The SOC Average is calculated as the average of the preceding 12 months.

NatWest Group Annual Report on Form 20-F 2025	106

Capital, liquidity and funding risk continued

Minimum requirements of own funds and eligible liabilities (MREL)

The following table illustrates the components of estimated MREL in NatWest Group and operating subsidiaries and includes external issuances only. The roll-off profile relating to senior debt and subordinated debt instruments is set out on page 109.

	2025				2024
	Par value (1)	Balance sheet value	Regulatory value	MREL value (2)	Par value (1)	Balance sheet value	Regulatory value	MREL value (2)
	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
CET1 capital (3)	27.1	27.1	27.1	27.1	24.9	24.9	24.9	24.9
Tier 1 capital: end-point CRR compliant AT1
of which: NatWest Group plc (holdco)	4.6	4.6	4.6	4.6	5.3	5.3	5.3	5.3
of which: NatWest Group plc operating subsidiaries (opcos)	—	—	—	—	—	—	—	—
	4.6	4.6	4.6	4.6	5.3	5.3	5.3	5.3
Tier 1 capital: end-point CRR non-compliant
of which: holdco	—	—	—	—	—	—	—	—
of which: opcos	0.1	0.1	—	—	0.1	0.1	—	—
	0.1	0.1	—	—	0.1	0.1	—	—
Tier 2 capital: end-point CRR compliant
of which: holdco	5.8	5.7	5.8	5.8	5.9	5.7	5.9	5.9
of which: opcos	—	—	—	—	—	—	—	—
	5.8	5.7	5.8	5.8	5.9	5.7	5.9	5.9
Tier 2 capital: end-point CRR non compliant
of which: holdco	—	—	—	—	—	—	—	—
of which: opcos	0.2	0.3	—	—	0.2	0.3	—	—
	0.2	0.3	—	—	0.2	0.3	—	—
Senior unsecured debt securities
of which: holdco	25.4	25.4	—	24.3	24.4	24.0	—	24.4
of which: opcos	37.5	37.6	—	—	33.7	33.6	—	—
	62.9	63.0	—	24.3	58.1	57.6	—	24.4
Tier 2 capital
Other regulatory adjustments	—	—	—	—	—	—	—	—

Total	100.7	100.8	37.4	61.6	94.5	93.9	36.1	60.5
RWAs				193.3				183.2
UK leverage exposure				655.0				607.8
MREL as a ratio of RWAs				31.9%				33.0%
MREL as a ratio of UK leverage exposure				9.4%				9.9%

(1)	Par value reflects the nominal value of securities issued.
(2)	MREL value reflects NatWest Group’s interpretation of the Bank of England’s current approach to setting a MREL. Liabilities excluded from MREL include instruments with less than one year remaining to maturity, structured debt, operating company senior debt, and other instruments that do not meet the MREL criteria. The MREL calculation includes Tier 1 and Tier 2 securities before the application of any regulatory caps or adjustments.
(3)	Shareholders’ equity was £42.6 billion (2024 - £39.4 billion).

NatWest Group Annual Report on Form 20-F 2025	107

Capital, liquidity and funding risk continued

Minimum requirements of own funds and eligible liabilities (MREL) continued

The following table illustrates the components of the stock of outstanding issuance in NatWest Group and its operating subsidiaries including external and internal issuances.

			NatWest					NWM	RBS
		NatWest	Holdings				NatWest	Securities	International
		Group plc	Limited	NWB Plc	RBS plc	NWM Plc	Markets N.V.	Inc.(6)	Limited (7)
		£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Additional Tier 1	Externally issued	4.6	—	0.1	—	—	—	—	—
Additional Tier 1	Internally issued	—	3.7	3.2	0.5	1.2	0.2	—	0.1
		4.6	3.7	3.3	0.5	1.2	0.2	—	0.1
Tier 2	Externally issued	5.7	—	—	—	—	0.3	—	—
Tier 2	Internally issued	—	5.0	4.1	0.5	1.1	0.1	0.3	—
		5.7	5.0	4.1	0.5	1.1	0.4	0.3	—
Senior unsecured	Externally issued	25.4	—	—	—	—	—	—	—
Senior unsecured	Internally issued	—	14.1	8.1	1.1	4.3	—	—	0.3
		25.4	14.1	8.1	1.1	4.3	—	—	0.3
Total outstanding issuance		35.7	22.8	15.5	2.1	6.6	0.6	0.3	0.4

(1)	For AT1 & Tier 2, the balances are the IFRS balance sheet carrying amounts, which may differ from the amount which the instrument contributes to regulatory capital. Regulatory balances exclude, for example, issuance costs and fair value movements, while dated capital is required to be amortised on a straight-line basis over the final five years of maturity.
(2)	Balance sheet amounts reported for AT1 and Tier 2 instruments are before grandfathering restrictions imposed by CRR.
(3)	Internal issuance for NWB Plc and RBS plc represents AT1, Tier 2 or Senior unsecured issuance to NatWest Holdings Limited and for NWM N.V. and NWM SI to NWM Plc.
(4)	The balances are the IFRS balance sheet carrying amounts for Senior unsecured debt category and it does not include CP, CD and short term/medium notes issued from NatWest Group operating subsidiaries.
(5)	The above table does not include CET1 numbers.
(6)	NWM Securities Inc - regulated under US broker dealer rules.
(7)	RBS International Limited - the Resolution Regime is under development in Jersey.

NatWest Group Annual Report on Form 20-F 2025	108

Capital, liquidity and funding risk continued

Roll-off profile

The following table illustrates the roll-off profile of NatWest Group’s major wholesale funding programmes.

	As at and for year	Roll-off profile
	ended 31 December 2025	H1 2026	H2 2026	2027	2028	2029 & 2030	2031 & later
Senior debt roll-off profile (1)	£m	£m	£m	£m	£m	£m	£m
NatWest Group plc	25,441	1,121	—	2,367	4,743	10,104	7,106
NWM Plc	30,231	6,221	4,433	6,551	4,780	7,909	337
NatWest Bank Plc	2,736	2,710	26	—	—	—	—
NWM N.V.	2,627	991	779	450	—	40	367
NatWest Bank Plc - Covered bonds	750	—	—	—	—	750	—
Total notes issued	61,785	11,043	5,238	9,368	9,523	18,803	7,810

Subordinated debt instruments roll-off profile (2)
NatWest Group plc	5,729	—	982	630	1,310	2,807	—
NWM Plc	19	—	17	—	—	—	2
NWM N.V.	253	—	—	—	—	—	253
Total subordinated debt	6,001	—	999	630	1,310	2,807	255

(1)	Based on final contractual instrument maturity.
(2)	Based on first call date of instrument; however, this does not indicate NatWest Group’s strategy on capital and funding management. The table above does not include debt accounted Tier 1 instruments although those instruments form part of the total subordinated debt balance.
(3)	The roll-off table is based on sterling-equivalent balance sheet values.

NatWest Group Annual Report on Form 20-F 2025	109

Capital, liquidity and funding risk continued

Liquidity portfolio

The table below shows the composition of the liquidity portfolio with primary liquidity aligned to high-quality liquid assets on a regulatory LCR basis. Secondary liquidity comprises of assets which are eligible as collateral for local central bank liquidity facilities and do not form part of the LCR eligible high-quality liquid assets. High-quality liquid assets cover both Pillar 1 and Pillar 2 risks.

	Liquidity value
	31 December 2025			31 December 2024
	NatWest	NWH	UK DoL	NatWest	NWH	UK DoL
	Group (1)	Group (2)	Sub	Group (1)	Group (2)	Sub
	£m	£m	£m	£m	£m	£m
Cash and balances at central banks	81,107	52,307	51,640	88,617	58,313	57,523
High quality government/MDB/PSE and GSE bonds (3)	61,438	42,214	42,214	58,818	43,275	43,275
Extremely high quality covered bonds	4,415	4,414	4,414	4,341	4,340	4,340
LCR level 1 Eligible Assets	146,960	98,935	98,268	151,776	105,928	105,138
LCR level 2 Eligible Assets (4)	10,325	9,466	9,466	9,271	7,957	7,957
Primary liquidity (HQLA) (5)	157,285	108,401	107,734	161,047	113,885	113,095
Secondary liquidity	80,647	80,647	80,647	61,230	61,200	61,200
Total liquidity value	237,932	189,048	188,381	222,277	175,085	174,295

(1)	NatWest Group includes the UK Domestic Liquidity Sub-Group (UK DoLSub), NatWest Markets Plc and other significant operating subsidiaries that hold liquidity portfolios. These include RBSI Ltd and NWM N.V. who hold managed portfolios that comply with local regulations that may differ from PRA rules.
(2)	NWH Group comprises UK DoLSub and NatWest Bank Europe GmbH who hold managed portfolios that comply with local regulations that may differ from PRA rules.
(3)	Multilateral development bank abbreviated to MDB, public sector entities abbreviated to PSE and government sponsored entities abbreviated to GSE.
(4)	Includes Level 2A and Level 2B.
(5)	High-quality liquid assets abbreviated to HQLA.

NatWest Group Annual Report on Form 20-F 2025	110

Capital, liquidity and funding risk continued

Funding sources (audited)

The table below shows the carrying values of the principal funding sources based on contractual maturity. Balance sheet captions include balances held at all classifications under IFRS 9.

	2025			2024
	Short-term less	Long-term more		Short-term less	Long-term more
	than 1 year	than 1 year	Total	than 1 year	than 1 year	Total
	£m	£m	£m	£m	£m	£m
Bank Deposits
Repos	22,371	5,445	27,816	11,967	—	11,967
Other bank deposits (1)	6,094	10,182	16,276	9,708	9,777	19,485
	28,465	15,627	44,092	21,675	9,777	31,452
Customer Deposits
Repos	753	1,043	1,796	1,363	—	1,363
Non-bank financial institutions	53,559	4	53,563	48,761	241	49,002
Personal	232,815	7,757	240,572	231,483	2,451	233,934
Corporate	147,022	45	147,067	149,086	105	149,191
	434,149	8,849	442,998	430,693	2,797	433,490
Trading liabilities (2)
Repos (3)	26,168	2,410	28,578	29,752	810	30,562
Derivatives collateral	11,966	—	11,966	12,509	—	12,509
Other bank and customer deposits	454	286	740	627	268	895
Debt securities in issue - Medium term notes	28	206	234	20	237	257
	38,616	2,902	41,518	42,908	1,315	44,223
Other financial liabilities
Customer deposits including repos	836	1,476	2,312	471	1,341	1,812
Debt securities in issue:			—
Commercial paper and certificates of deposit	8,718	683	9,401	10,889	377	11,266
Medium term notes	11,475	41,999	53,474	11,118	34,967	46,085
Covered bonds	—	749	749	—	749	749
Securitisation	—	1,663	1,663	295	880	1,175
	21,029	46,570	67,599	22,773	38,314	61,087
Subordinated liabilities	1,076	5,047	6,123	1,051	5,085	6,136
Total funding	523,335	78,995	602,330	519,100	57,288	576,388
Of which: available in resolution (4)			30,049			29,742

(1)	Includes £8.2 billion (2024 – £12.0 billion) relating to Term Funding Scheme with additional incentives for Small and Medium-sized Enterprises participation.
(2)	Excludes short positions of £7.5 billion (2024 – £10.5 billion).
(3)	Comprises central & other bank repos of £8.2 billion (2024 – £7.2 billion), other financial institution repos of £18.0 billion (2024 – £20.4 billion) and other corporate repos of £2.4 billion (2024 – £3.0 billion).
(4)	Eligible liabilities (as defined in the Banking Act 2009 as amended from time to time) that meet the eligibility criteria set out in the regulations, rules, policies, guidelines, or statements of the Bank of England including the Statement of Policy published by the Bank of England in December 2021 (updating June 2018). The balance consists of £24.3 billion (2024 – £24.0 billion) under debt securities in issue (senior MREL) and £5.7 billion (2024 – £5.7 billion) under subordinated liabilities.

NatWest Group Annual Report on Form 20-F 2025	111

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

	Banking activities
	Less than			6 months-				More than		Trading
	1 months	1‑3 months	3‑6 months	1 year	Subtotal	1‑3 years	3‑5 years	5 years	Total	activities	Total
2025	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Cash and balances at central banks	85,182	—	—	—	85,182	—	—	—	85,182	—	85,182
Trading assets	—	—	—	—	—	—	—	—	—	46,537	46,537
Derivatives	(10)	95	34	29	148	65	322	—	535	60,254	60,789
Settlement balances	645	—	—	—	645	—	—	—	645	—	645
Loans to banks - amortised cost	4,854	748	411	109	6,122	696	—	140	6,958	—	6,958
Loans to customers - amortised cost (1)	43,857	19,126	17,086	23,561	103,630	66,657	49,262	202,841	422,390	—	422,390
Personal	7,795	2,222	3,331	6,496	19,844	24,503	21,533	168,637	234,517	—	234,517
Corporate	20,497	4,196	3,851	7,862	36,406	30,312	21,908	30,208	118,834	—	118,834
Non-bank financial institutions	15,565	12,708	9,904	9,203	47,380	11,842	5,821	3,996	69,039	—	69,039
Other financial assets	1,683	2,994	3,968	2,621	11,266	23,899	9,978	33,583	78,726	1,044	79,770
Total financial assets	136,211	22,963	21,499	26,320	206,993	91,317	59,562	236,564	594,436	107,835	702,271

2024
Total financial assets	146,069	22,925	18,701	31,177	218,872	76,479	56,413	215,575	567,339	128,007	695,346

(1)	Loans to customers is gross and excludes £3.5 billion (2024 - £3.3 billion) of impairment provisions.

NatWest Group Annual Report on Form 20-F 2025	112

Capital, liquidity and funding risk continued

Contractual maturity (audited) continued

	Banking activities
	Less than							More than		Trading
	1 months	1‑3 months	3‑6 months	6 months - 1 year	Subtotal	1‑3 years	3‑5 years	5 years	Total	activities	Total
2025	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Bank deposits excluding repos	4,447	342	845	460	6,094	6,556	568	3,058	16,276	—	16,276
Bank repos	20,926	881	—	564	22,371	3,616	1,829	—	27,816	—	27,816
Customer repos	587	16	—	150	753	1,043	—	—	1,796	—	1,796
Customer deposits excluding repos	380,523	20,637	17,331	14,905	433,396	7,785	13	8	441,202	—	441,202
Personal	205,094	5,698	9,628	12,395	232,815	7,750	7	—	240,572	—	240,572
Corporate	126,625	11,281	7,074	2,042	147,022	31	6	8	147,067	—	147,067
Non-bank financial institutions	48,804	3,658	629	468	53,559	4	—	—	53,563	—	53,563
Settlement balances	942	—	—	—	942	—	—	—	942	—	942
Trading liabilities	—	—	—	—	—	—	—	—	—	49,022	49,022
Derivatives	31	14	12	29	86	164	106	1	357	53,617	53,974
Other financial liabilities	3,745	3,702	7,783	5,799	21,029	22,923	16,418	7,229	67,599	—	67,599
CPs and CDs	1,500	1,718	2,497	3,003	8,718	683	—	—	9,401	—	9,401
Medium term notes	2,209	1,459	5,107	2,700	11,475	21,229	15,412	5,358	53,474	—	53,474
Covered bonds	—	—	—	—	—	—	749	—	749	—	749
Securitisations	—	—	—	—	—	3	—	1,660	1,663	—	1,663
Customer deposits including repos	36	525	179	96	836	1,008	257	211	2,312	—	2,312
Subordinated liabilities	—	57	20	999	1,076	1,892	2,780	375	6,123	—	6,123
Notes in circulation	3,164	—	—	—	3,164	—	—	—	3,164	—	3,164
Lease liabilities	4	19	21	41	85	158	62	230	535	—	535
Total financial liabilities	414,369	25,668	26,012	22,947	488,996	44,137	21,776	10,901	565,810	102,639	668,449

2024
Total financial liabilities	399,323	28,936	21,299	32,066	481,624	33,905	16,240	6,535	538,304	126,332	664,636

NatWest Group Annual Report on Form 20-F 2025	113

Capital, liquidity and funding risk continued

Senior notes and subordinated liabilities - residual maturity profile by instrument type (audited)

The table below shows NatWest Group’s debt securities in issue and subordinated liabilities by residual maturity.

	Trading
	liabilities	Other financial liabilities
		Debt securities in issue
	Debt securities	Commercial		Covered		Subordinated		Total notes
	in issue MTNs	paper and CDs	MTNs	bonds	Securitisation	liabilities	Total	in issue
2025	£m	£m	£m	£m	£m	£m	£m	£m
Less than 1 year	28	8,718	11,475	—	—	1,076	21,269	21,297
1‑3 years	1	683	21,229	—	3	1,892	23,807	23,808
3‑5 years	73	—	15,412	749	—	2,780	18,941	19,014
More than 5 years	132	—	5,358	—	1,660	375	7,393	7,525
Total	234	9,401	53,474	749	1,663	6,123	71,410	71,644

2024
Less than 1 year	20	10,889	11,118	—	295	1,051	23,353	23,373
1‑3 years	35	377	18,426	—	7	1,523	20,333	20,368
3‑5 years	42	—	12,409	749	—	2,623	15,781	15,823
More than 5 years	160	—	4,132	—	873	939	5,944	6,104
Total	257	11,266	46,085	749	1,175	6,136	65,411	65,668

The table below shows the currency breakdown.
				GBP	USD	EUR	Other	Total
2025				£m	£m	£m	£m	£m
Commercial paper and CDs				3,227	1,341	4,833	—	9,401
MTNs				4,914	22,061	23,536	3,197	53,708
Covered bonds				749	—	—	—	749
Securitisation				1,663	—	—	—	1,663
Subordinated liabilities				2,383	1,325	2,415	—	6,123
Total				12,936	24,727	30,784	3,197	71,644

2024
Total				14,541	23,797	24,325	3,005	65,668

NatWest Group Annual Report on Form 20-F 2025	114

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

	Contractual maturity												Behavioural maturity
	Loans to customers (1)				Customer deposits				Net surplus/(gap)				Net surplus/(gap)
			Greater				Greater				Greater				Greater
	Less than	1-5	than		Less than	1-5	than		Less than	1-5	than		Less than	1-5	than
	1 year	years	5 years	Total	1 year	years	5 years	Total	1 year	years	5 years	Total	1 year	years	5 years	Total
2025	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Retail Banking	15	42	159	216	195	7	—	202	180	(35)	(159)	(14)	(25)	(79)	90	(14)
Private Banking & Wealth Management	3	7	9	19	43	—	—	43	40	(7)	(9)	24	14	(6)	16	24
Commercial & Institutional	52	68	35	155	203	2	—	205	151	(66)	(35)	50	13	(18)	55	50
Central items & other	—	—	—	—	1	—	—	1	1	—	—	1	1	—	—	1
Total	70	117	203	390	442	9	—	451	372	(108)	(203)	61	3	(103)	161	61
2024
Total	68	105	197	370	436	3	—	439	368	(102)	(197)	69	20	59	(10)	69

(1)	Loans to customers and customer deposits include trading assets and trading liabilities respectively and excludes reverse repos and repos.
●	The net customer funding surplus decreased by £8 billion during 2025 to £61 billion driven by a £20 billion increase in loans to customers offset by a £12 billion increase in deposits.
●	The customer deposit mix was broadly similar to 2024, with additional prudence applied to customer account depositor behavioural assumptions.

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

NatWest Group categorises its assets into four broad groups, those that are:

●	Already encumbered and used to support funding currently in place through own-asset securitisations, covered bonds and securities repurchase agreements.
●	Pre-positioned with central banks as part of funding schemes and those encumbered under such schemes.
●	Ring-fenced to meet regulatory requirements, where NatWest Group has in place an operational continuity in resolution (OCIR) investment mandate wherein the PRA requires critical service providers to hold segregated liquidity buffers covering at least 50% of their annual fixed overheads.
●	Unencumbered. In this category, NatWest Group has in place an enablement programme which seeks to identify assets capable of being encumbered and to identify the actions to facilitate such encumbrance whilst not affecting customer relationships or servicing. Programmes to manage the use of assets to actively support funding are established within UK DoLSub and NatWest Markets Plc.

NatWest Group Annual Report on Form 20-F 2025	115

Capital, liquidity and funding risk continued

Balance sheet encumbrance

The table shows the retained encumbered assets of NatWest Group.

	Encumbered as a result of transactions with					Unencumbered assets not pre-positioned with central banks
	counterparties other than central banks			Pre-positioned	Collateral
		SFT,		& encumbered	ring-fenced to
	Covered	derivatives and		assets held at	meet regulatory	Readily	Other	Cannot
	debts	other (1,2)	Total	central banks	requirement	available	available (3)	be used (4)	Total	Total (5)
2025	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Cash and balances at central banks	—	3.5	3.5	—	—	81.7	—	—	81.7	85.2
Trading assets	—	16.1	16.1	—	—	2.5	0.1	27.8	30.4	46.5
Derivatives	—	—	—	—	—	—	—	60.8	60.8	60.8
Settlement balances								0.6	0.6	0.6
Loans to banks - amortised cost	—	—	—	—	—	2.0	1.7	3.3	7.0	7.0
Loans to customers - amortised cost (6)	13.8	—	13.8	115.5	—	93.7	145.3	50.6	289.6	418.9
Other financial assets (7)	—	25.5	25.5	—	0.5	53.6	—	0.2	53.8	79.8
Intangible assets								7.3	7.3	7.3
Other assets	—	—	—	—	—	—	2.3	6.2	8.5	8.5
Total assets	13.8	45.1	58.9	115.5	0.5	233.5	149.4	156.8	539.7	714.6

2024
Total assets	12.7	40.8	53.5	94.5	1.8	242.9	132.5	182.8	558.2	708.0

(1)	Repos and other secured deposits, cash, coin and nostro balance held with the Bank of England as collateral against deposits and notes in circulation are included here rather than within those positioned at the central bank as they are part of normal banking operations. Securities financing transactions (SFT) include collateral given to secure derivative liabilities.
(2)	Derivative cash collateral of £5.7 billion (2024 - £8.0 billion) has been included in the encumbered assets.
(3)	Other assets that are capable of being encumbered are those assets on the balance sheet that are available for funding and collateral purposes but are not readily realisable in their current form. These assets include loans that could be pre-positioned with central banks but have not been subject to internal and external documentation review and diligence work.
(4)	Cannot be used includes:
a)	Derivatives, reverse repurchase agreements and trading related settlement balances.
b)	Non-financial assets such as intangibles, prepayments and deferred tax.
c)	Loans that are not encumbered and cannot be pre-positioned with central banks on criteria set by the central banks, including those relating to date of origination and level of documentation.
d)	Non-recourse invoice financing balances and certain shipping loans whose terms and structure prohibit their use as collateral.
(5)	In accordance with market practice, NatWest Group employs securities recognised on the balance sheet, and securities received under reverse repo transactions as collateral for repos.
(6)	The pre-positioned and encumbered assets held at central banks of £115.5 billion includes the encumbered residential mortgages of £16.1 billion. £75.6 billion of residential UK mortgages are included in £93.7 billion readily available loans to customers.
(7)	Other financial assets under SFT, derivatives and other include £0.5 billion of debt securities under the continuing control of NWB Plc. This follows the agreement between NWB Plc and the Group Pension Fund to establish a bankruptcy remote reservoir trust to hold these assets. Refer to Note 5 for additional information.

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

NatWest Group Annual Report on Form 20-F 2025	116

Climate and nature risk continued

Sources of risk continued

Transition risks may arise from the process of adjustment towards a low-carbon, nature-restored economy. Changes in policy, technology and sentiment could prompt reassessment of customers’ financial risk and may lead to falls in the value of a large range of assets. NatWest Group could be exposed to transition risks directly through the costs of adaptation of its own operations as well as supply chain disruption leading to financial impacts. Potential indirect effects include the impact on the wider economy, including on customers, which may erode NatWest Group’s competitiveness and profitability, as well as threaten reputational damage.

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

Climate risk has been included in the NatWest Group risk directory since 2021. In 2024, we broadened the definition to climate and nature risk and updated our internal risk policy to reflect this. We are in the early stages of embedding nature into our risk management processes.

As climate and nature risk is both a principal risk within NatWest Group’s EWRMF, and a cross-cutting risk, which impacts other principal risks, NatWest Group periodically refreshes its assessment of the relative impact of climate-related risk factors to other principal risks, where NatWest Group’s exposure to a principal risk could be taken outside of appetite due to climate-related risk factors. In identifying climate-related risks and opportunities to NatWest Group, the period in which each is likely to occur, was assessed. Risks and opportunities deemed material to the five-year financial planning cycle were viewed as short-term. Long-term was defined as beyond 15 years, while medium-term was defined as within the next five to 15 years(1).

The outcome of the latest assessment of the relative impact of climate-related risk factors on other principal risks is included in the following table. All principal risks in the table were identified as potentially the most impacted by climate risk, over short, medium and long term horizons, noting these risks could amplify capital and liquidity risks themselves.

Risk type	Risks to NatWest Group	Drivers	Identification, assessment and measurement
Credit risk

From the adverse impact on future credit worthiness of customers due to climate change risk factors impacting asset valuation, income and costs. Mitigants include operational limits in the residential mortgage portfolio and inclusion of climate considerations in sector strategy within the commercial portfolio.

		Physical: acute, chronic(2) Transition: government policy and legislation, market, technology, reputation	Scenario analysis Portfolio level assessments Transaction level assessments
Operational risk	Due to the increased likelihood and potential impact of business disruption arising from new and changing policy standards. Mitigants include resilience and disclosure controls.	Physical: acute, chronic(2) Transition: government policy and legislation, market, technology, reputation	Scenario analysis Transaction level assessments
Compliance risk	NatWest Group is required to comply with all applicable climate-related legal and regulatory obligations. Mitigants include relevant horizon scanning.	Physical: acute, chronic(2) Transition: government policy and legislation, market, technology, reputation Liability: greenwashing	Transaction level assessments
Conduct risk	Due to poor customer outcomes arising from the impacts of climate change. Mitigants include additional checks on sustainability claims and applying product flaw controls.	Transition: government policy and legislation, market, technology, reputation Liability: greenwashing	Scenario analysis Transaction level assessments
Reputational risk

Arising from NatWest Group’s actual or perceived contribution to climate change, or from the adequacy of our actions in response. Mitigants include the environmental social, & ethical risk framework(3).

		Transition: government policy and legislation, market, technology Liability: greenwashing	Portfolio level assessments Transaction level assessments
(1)	NatWest Group’s climate transition planning uses different time frames than those used in financial reporting. Accordingly, the references to ‘short’, ‘medium’ and ‘long-term’ in climate reporting are not indicative of the meaning of similar terms used in NatWest Group’s other disclosures.
(2)	Acute – event-driven such as increased severity of extreme weather events (for example, storms, droughts, floods, and fires) or water, land or air pollution. Chronic – longer-term shifts in precipitation and temperature and increased variability in weather patterns (for example, sea level rise) or biodiversity loss.
(3)	From 1 January 2026, the name of the ESE Risk Framework was updated to the Environmental & Social Risk Framework. This change better reflects the framework's underlying methodology which focuses on a risk-based approach aligned to organisational risk appetite, rather than values-based judgements.

NatWest Group Annual Report on Form 20-F 2025	117

Climate and nature risk continued

Key developments in 2025

The effective management of climate risk requires the integration of climate-related risk drivers into strategic planning, transactions and decision-making. The approach has evolved since 2021 alongside NatWest Group’s ongoing, multi-year progressive pathway to mature climate risk management capabilities, and in 2025:

●	NatWest Group continued to enhance its in-house climate risk modelling capabilities, supporting the ongoing integration of climate risk within its capital adequacy (ICAAP), impairment (IFRS 9) and risk management processes. Insights from risk processes have been shared with sector and front-line teams to support the financial budget and climate transition plan processes. In particular, internal physical risk modelling capabilities have been developed during 2025 albeit with further enhancements to come in 2026.
●	NatWest Group continued its roll-out of climate decisioning framework (CDF) tools. These comprise climate risk scorecards and climate transition plan assessment tools. The roll-out continues on a test and learn basis. However we are now introducing initial use cases where we identify higher-risk transactions for enhanced oversight or escalated approval processes.

Governance

Risk governance for climate and nature risk is in line with the approach outlined in the Risk management framework section.

The Board is responsible for monitoring and overseeing climate-related risk within NatWest Group’s overall business strategy and risk appetite.

The risk appetite statement is reviewed and approved at least annually by the Board on the Board Risk Committee’s recommendation to ensure it remains appropriate and aligned to strategy.

The Chief Risk Officer shares accountability with the Chief Executive Officer under the Senior Managers Regime for identifying and managing the financial risks arising from climate change. This includes ensuring that the financial risks from climate change are adequately reflected in risk management frameworks and policies, and that NatWest Group can identify, measure, monitor, manage and report on its exposure to these risks. Reporting is provided on a regular basis, via the Chief Risk Officer Risk Report, to the Executive and Board Risk Committees, while an annual spotlight on climate and nature Risk is also undertaken to these committees.

The Group Executive Committee continues to supervise strategic implementation and delivery, supported by Group Sustainability, other functions and franchises.

Risk appetite

Risk appetite for climate risk is in line with the approach outlined in the Risk management framework section.

Identification, assessment and measurement

NatWest Group continues to enhance its processes to effectively measure the potential size and scope of climate-related risks, through the three approaches detailed below. Identification, assessment and measurement is undertaken at NatWest Group and business segment levels as appropriate and through an integrated governance model. The approach to nature-related risks is not as mature as the approach to climate-related risks.

Strategic analysis

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

NatWest Group recognises a number of potential key use cases for climate scenario analysis, including, but not restricted to, the following:

●	Regulatory stress testing requirements.
●	Portfolio management.
●	Strategic decision-making, capital adequacy and provisioning.

Specific internal-run exercises in 2025 included:

●	A credit-risk focused exercise covering both physical and transition risk scenarios for both the Commercial & Institutional portfolio and the Retail Banking residential mortgage portfolio.
●	A non-financial risk scenario for climate focused on external communications which could omit or contain incorrect information, resulting in an inaccurate representation of NatWest Group activities.

NatWest Group Annual Report on Form 20-F 2025	118

Climate and nature risk continued

Strategic analysis continued

Credit and non-financial risk scenario analysis exercises for climate were also run in 2024.

There are various challenges with quantitative climate scenario analysis, including in relation to the immaturity of modelling techniques and limitations surrounding data on climate-related risks. In addition, there is significant uncertainty as to how the climate will evolve over time, how and when governments, regulators, businesses, investors and customers respond and how those responses impact the economy, asset valuations, economic systems, policy and wider society. These risks and uncertainties, coupled with significantly long timeframes, make the outputs of climate-related risk modelling with respect to the potential use cases identified inherently more uncertain than outputs modelled for traditional financial planning cycles based on historical financial information. Recognising these challenges, qualitative work focused on the cascading and compounding consequences of climate and nature breakdown (for example, lower growth, higher inflation, societal and political uncertainty) continues to be developed and assessed under the emerging threats framework.

Refer to the risk and scenario analysis section of NatWest Group plc 2025 Climate Transition Plan Report for further information.

Portfolio level assessment

NatWest Group uses a number of tools to undertake portfolio level assessments including operational limits in retail credit risk, stress analysis in market risk and heightened climate-related risk sector assessment in Non-Personal credit risk. The latter, refreshed annually, seeks to identify sectors that are likely to see increased credit risks for NatWest Group because of climate-related factors, over a ten to 15-year horizon.

Transaction level assessment

Assessments are undertaken which consider anti-greenwashing factors within NatWest Group’s franchises, marketing and communications processes.

The NatWest Group Supplier Code of Best Practice encourages NatWest Group suppliers to undertake sustainability assessments to evaluate supplier sustainability performance.

Within the Non-Personal credit portfolio, NatWest Group continues to use its CDF tools to engage with its customers to understand their climate transition journeys and how they are managing the climate-related risk for their business. In 2025, NatWest Group continued to roll-out CDF on a test-and-learn basis, adding coverage of insurance and other financial institutions’ customers to the existing customer segments (Large Corporates, Mid-Corporates, Commercial Real Estate, Housing Associations, Banks, Funds, and Asset Managers).

Enhancements were also made to the large corporates assessment to increase the granularity of sector and country-specific questions, for example, questions which assess how much of NatWest Group’s customer’s business activities are EU taxonomy aligned. This phased test-and-learn approach continues to build internal capability among first and second-line colleagues, and foster a culture where climate risk is embedded into the existing credit journey.

Recognising the complexity of the energy transition, we conducted an energy system review during 2025 to ensure our strategy reflects the interconnected risks and opportunities across the energy value chain as the economy transitions toward net zero. The energy system review considered the systemic nature of the energy transition which anticipates further growth in renewables, the important yet declining role of oil and gas, significant infrastructure investment and demand-side electrification. Reflecting the outcome of our energy system review, we have established a new E&S Energy Supply Sector Risk Acceptance Criteria. Noting that the natural resources portfolio limit remains unchanged following the energy system review, we are implementing an oversight and governance framework to help ensure that our financing activity aligns with our sector and bank-wide strategy and remains within the portfolio limit and other constraints. Refer to the NatWest Group plc 2025 Climate Transition Plan Report for further details.

NatWest Group also regularly considers the potential impact of existing and emerging regulatory requirements related to climate change at NatWest Group and subsidiary level, through external horizon scanning and monitoring of emerging regulatory requirements.

Mitigation

NatWest Group manages and mitigates climate-related risk in the Non-Personal portfolio through:

●	Top-down portfolio assessments, including incorporating climate factors in the overall sector strategy, updating the environmental, social and ethical risk acceptance criteria in response to potential climate-related risks and applying climate-enhanced transaction acceptance standards.

NatWest Group Annual Report on Form 20-F 2025	119

Climate and nature risk continued

Mitigation continued

●	Bottom-up customer assessments, including the use of CDF tools to provide a consistent and structured approach for understanding customer-specific exposure to climate-related risks and identify higher risk transactions for enhanced oversight or escalated approval processes.

In the residential mortgage portfolio, lending limits are applied based on climate characteristics, including:

●	Exposure to EPC A and B rated properties.
●	Buy-to-let properties with potential EPC between D and G.
●	Flats, new builds and buy-to-let properties at high or very high risk of flood.

Additionally, NatWest Group credit policies do not allow buy-to-let mortgages to properties with an EPC rating between F and G. Limits are continually reviewed to reflect new flood risk data, risk profile and market conditions.

NatWest Group also continues to engage actively with academia to ensure that best practice and the latest thinking on climate risks is considered within NatWest Group’s work. This includes attending and participating in academic events through, for example, the Centre for Greening Finance and Investment and supporting research initiatives by, for example, University College London and the Institute and Faculty of Actuaries.

Industry engagement

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

Key developments in 2025

●	In the UK, the Bank of England base rate fell to 3.75% at 31 December 2025 from 4.75% at 31 December 2024. The five-year sterling overnight index interest rate swap rate also fell to 3.66% at 31 December 2025 from 4.04% at 31 December 2024. The corresponding ten-year rate fell to 4.00% from 4.09%. The movement in swap rates reflects market expectations about the level of the UK base rate in the medium term, with expectations for the UK base rate being slightly lower at 31 December 2025.
●	Overall, total non-traded market risk VaR decreased in 2025 on both an average basis and a period-end basis. The largest component, credit spread VaR, remained relatively stable during 2025, supported by generally consistent bond holdings in the liquidity portfolio. For further VaR commentary, see the following page.
●	NatWest Group’s structural hedge notional increased to £198 billion at 31 December 2025 compared to £194 billion at 31 December 2024, reflecting increased equity structural hedging and deposit stability. As maturing structural hedges were replaced at higher swap rates, the yield on the hedge rose to 2.40% in 2025 from 1.77% in 2024.
●	The sensitivity of net interest earnings to a 25-basis-point upward shift in the yield curve was a cumulative £824 million over three years at 31 December 2025, compared to £739 million at 31 December 2024. The main contributors to the sensitivity were managed-margin deposits, including instant access savings and unhedged current accounts, and the structural hedge.
●	Sterling strengthened against the US dollar, to 1.35 at 31 December 2025 compared to 1.25 at 31 December 2024. It weakened against the euro, to 1.15 at 31 December 2025 compared to 1.20 at 31 December 2024. Net investments in foreign operations reduced by £0.4 billion in sterling-equivalent terms over the year. After hedging, residual structural foreign currency exposures were higher, increasing, in sterling-equivalent terms, by £0.1 billion.

NatWest Group Annual Report on Form 20-F 2025	120

Non-traded market risk continued

Governance (audited)

Risk governance for non-traded market risk is in line with the approach outlined in the Risk management framework section.

Risk appetite

Risk appetite for non-traded market risk is in line with the approach outlined in the Risk management framework section.

NatWest Group’s qualitative appetite for non-traded market risk is set out in the non-traded market risk appetite statement. Quantitative appetite is expressed in terms of exposure limits. At NatWest Group level, these comprise value-at-risk (VaR) and earnings-at-risk limits. Stress and sensitivity limits are also incorporated.

Risk measurement

Non-traded internal VaR (1-day 99%)

The following table shows one-day internal banking book value-at-risk (VaR) at a 99% confidence level, split by risk type. VaR values for each year are calculated based on one-day values for each of the 12 month-end reporting dates.

NatWest Group’s VaR metrics are explained on page 124. Each of the key risk types are discussed in greater detail in their individual sub-sections following this table.

	2025				2024
	Average	Maximum	Minimum	Period end	Average	Maximum	Minimum	Period end
	£m	£m	£m	£m	£m	£m	£m	£m
Interest rate	4.9	7.4	2.5	6.5	17.2	28.2	4.0	4.0
Credit spread	48.6	53.8	39.6	39.6	51.8	60.2	45.3	48.4
Structural foreign exchange rate	9.3	14.1	6.0	13.3	7.6	9.8	5.1	6.3
Equity	5.1	7.8	2.8	3.2	8.6	10.3	7.6	7.7
Pipeline risk	3.5	5.9	0.6	3.6	8.5	17.3	3.4	6.1
Diversification (1)	(22.6)			(24.3)	(35.3)			(23.4)
Total	48.8	53.3	41.9	41.9	58.4	73.8	49.1	49.1

(1)	NatWest Group benefits from diversification across various financial instrument types, currencies and markets. The extent of the diversification benefit depends on the correlation between the assets and risk factors in the portfolio at a particular time. The diversification factor is the sum of the VaR on individual risk types less the total portfolio VaR.
●	Overall, total non-traded market risk VaR decreased in 2025 on both an average and period-end basis.
●	Interest rate VaR fell on an average basis, reflecting reduced interest rate repricing mismatches across customer products.
●	Credit spread VaR remained relatively stable during 2025, supported by generally consistent bond holdings in the liquidity portfolio. The period-end decrease followed the rollout of updated timeseries in December 2025.
●	Equity VaR decreased, mainly due to the sale of Permanent TSB equity.
●	Pipeline VaR also decreased. This reflected changes in the assumptions applied to customer behaviour through the fixed-rate mortgage application process, which more closely aligned NatWest Group’s estimates of future customer completions to pipeline hedging activity.

NatWest Group Annual Report on Form 20-F 2025	121

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

NTIRR comprises the following three primary risk types:

●	Gap risk: arises from the timing of rate changes in non-trading book instruments. The extent of gap risk depends on whether changes to the term structure of interest rates occur consistently across the yield curve (parallel risk) or differentially by period (non-parallel risk).
●	Basis risk: captures the impact of relative changes in interest rates for financial instruments that have similar tenors but are priced using different interest rate indices, or on the same interest rate indices but with different tenors.
●	Option risk: arises from option derivative positions or from optional elements embedded in assets, liabilities and/or off-balance sheet items, where NatWest Group or its customer can alter the level and timing of their cash flows. Option risk also includes pipeline risk. Pipeline risk is the risk of loss arising from personal customers owning an option to draw down a loan – typically a mortgage – at a committed rate, where interest rate changes may result in greater or fewer customers than anticipated taking up the committed offer.

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

Structural hedging

NatWest Group has a significant pool of stable, non and low interest-bearing liabilities, principally comprising current accounts and savings, in addition to its equity and reserves. A proportion of these balances are hedged, either by offsetting the positions against fixed-rate assets (such as fixed-rate mortgages and UK government gilts) or by hedging positions externally using interest rate swaps, which are generally booked as cash-flow hedges of floating-rate assets, in order to reduce income volatility and provide a revenue stream in net interest income. (Further details on NatWest Group’s cash-flow hedge accounting programme can be found in Note 13 in the Notes to the accounts.) Hence, the structural hedge is one component of a larger interest rate risk management programme.

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

NatWest Group Annual Report on Form 20-F 2025	122

Non-traded market risk continued

Structural hedging continued

The table below shows incremental income, hedge income, the period-end and average notional balances attributed to the structural hedge, and the total yield. These are analysed between equity and products. Hedge income represents the fixed leg of the hedge, while incremental income represents the difference between hedge income and short-term cash rates. For example, the sterling overnight index average (SONIA) is used to estimate incremental income from sterling structural hedges. If the UK base rate were to fall, the difference between incremental income and hedge income would continue to fall.

	Incremental	Hedge	Period end	Average	Total
	income	income	notional	notional	yield
2025	£m	£m	£bn	£bn	%
Equity	(449)	487	25	22	2.18
Product	(2,990)	4,181	173	172	2.43
Total	(3,439)	4,668	198	194	2.40

2024
Equity	(694)	440	22	22	1.98
Product	(5,806)	3,039	172	174	1.75
Total	(6,500)	3,479	194	196	1.77

Equity structural hedges refer to income allocated primarily to equity and reserves. At 31 December 2025, the equity structural hedge notional was allocated between NWH Group and NWM Group in a ratio of approximately 81%/19% respectively.

Product structural hedges refer to income allocated to customer products by NWH Group Treasury, mainly current account and savings balances in Commercial & Institutional, Retail Banking and Private Banking & Wealth Management.

At 31 December 2025, approximately 95% by notional of total structural hedges were sterling-denominated.

●	The structural hedge period-end notional increased as a result of increased hedging of the NatWest Group equity and reserves. The product hedge was broadly stable, reflecting deposit stability year on year.
●	The five-year sterling swap rate fell to 3.65% at 31 December 2025 from 4.04% at 31 December 2024. The ten-year sterling swap rate also fell, to 3.99% from 4.09%. The structural hedge yield rose to 2.40% in 2025 from 1.77% in 2024.
●	Hedge income rose by £1,189 million to £4,668 million from £3,479 million. Incremental income remained negative but fell year on year. This was mainly driven by replacement of maturing hedges at higher yields and lower overnight SONIA rates in 2025 compared to 2024.

NatWest Group Annual Report on Form 20-F 2025	123

Non-traded market risk continued

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

A simple scenario is shown that projects forward earnings based on the 31 December 2025 balance sheet, which is assumed to remain constant. An earnings projection is derived from the market-implied curve, which is then subjected to interest rate shocks. The difference between the market-implied projection and the shock gives an indication of underlying sensitivity to interest rate movements.

Reported sensitivities should not be considered a forecast of future performance in these rate scenarios. Actions that could reduce interest earnings sensitivity include changes in pricing strategies on customer loans and deposits as well as hedging. Management action may also be taken to stabilise total income also taking into account non-interest income.

NatWest Group Annual Report on Form 20-F 2025	124

Non-traded market risk continued

Three-year 25-basis-point sensitivity table

The table below shows the sensitivity of net interest earnings – for both structural hedges and managed rate accounts – on a one, two and three-year forward-looking basis to an upward or downward interest rate shift of 25 basis points. In all scenarios, yield curves are assumed to move in parallel.

	+25 basis points upward shift			-25 basis points downward shift
	Year 1	Year 2	Year 3	Year 1	Year 2	Year 3
2025	£m	£m	£m	£m	£m	£m
Structural hedges	41	130	220	(41)	(130)	(220)
Managed margin	153	139	125	(157)	(127)	(140)
Total	194	269	345	(198)	(257)	(360)

2024
Structural hedges	41	125	212	(41)	(125)	(212)
Managed margin	121	116	124	(142)	(120)	(125)
Total	162	241	336	(183)	(245)	(337)

●	The sensitivity of net interest earnings in all scenarios mainly reflects managed-margin deposits and the impact of higher or lower rates on structural hedges.
●	Managed-margin sensitivity in both upward and downward rate scenarios partly reflects assumptions applied to deposits and other products, where customer rates change in response to changes in central bank rates. Managed-margin sensitivity to rate shocks was higher at 31 December 2025 than at 31 December 2024; however, as net interest earnings also increased, sensitivity as a proportion of net interest earnings was relatively stable overall.

One-year 25 and 100-basis-point sensitivity table

The following table presents the one-year sensitivity to upward and downward 25-basis-point and 100-basis-point shifts in the yield curve, analysed by currency.

	2025				2024
	Shifts in yield curve				Shifts in yield curve
	+25 basis points	-25 basis points	+100 basis points	-100 basis points	+25 basis points	-25 basis points	+100 basis points	-100 basis points
	£m	£m	£m	£m	£m	£m		£m
Euro	25	(11)	56	(47)	11	(7)	38	(43)
Sterling	147	(165)	503	(655)	131	(155)	531	(646)
US dollar	19	(19)	69	(75)	15	(16)	63	(71)
Other	3	(3)	13	(11)	5	(5)	19	(17)
Total	194	(198)	641	(788)	162	(183)	651	(777)

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

The table below shows the sensitivity of bonds initially classified as FVOCI and swaps subject to cash flow hedge accounting to a parallel shift in all rates. Valuation changes affecting interest rate swaps that hedge bonds in the liquidity portfolio are also included. Where FVOCI bonds and swaps are booked in fair value hedge accounting relationships, the valuation change affecting both instruments would be recognised in the income statement. For the purpose of this analysis, cash flow hedges are assumed to be fully effective.

NatWest Group Annual Report on Form 20-F 2025	125

Non-traded market risk continued

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

	2025				2024
	+25 basis points	-25 basis points	+100 basis points	-100 basis points	+25 basis points	-25 basis points	+100 basis points	-100 basis points
	£m	£m	£m	£m	£m	£m	£m	£m
FVOCI reserves	(22)	22	(91)	87	(9)	9	(38)	31
Cash flow hedge reserves	(171)	174	(664)	713	(244)	249	(946)	1,027
Total	(193)	196	(754)	801	(253)	258	(984)	1,058

●	The sensitivity of cash flow hedge reserves fell in 2025 compared to 2024, while the sensitivity of FVOCI reserves increased slightly. The movement in cash flow hedge reserves in 2025 is shown in the statement of changes in equity on pages 155 to 157.

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

Foreign exchange risk

Non-traded foreign exchange risk arises from three main sources:

●	Structural foreign exchange rate risk – mainly arises from the capital deployed in foreign subsidiaries and branches.
●	Transactional foreign exchange rate risk – arises from customer transactions and profits and losses that are in a currency other than the functional currency.
●	Forecast earnings or costs in foreign currencies – NatWest Group assesses its potential exposure to forecast foreign currency income and expenses. NatWest Group hedges forward some forecast expenses.

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

NatWest Group Annual Report on Form 20-F 2025	126

Non-traded market risk continued

Foreign exchange risk continued

The table below shows structural foreign currency exposures.

	Net investments	Net	Structural foreign		Residual
	in foreign	investment	currency exposures	Economic	structural foreign
	operations	hedges	pre-economic hedges	hedges (1)	currency exposures
2025	£m	£m	£m	£m	£m
US dollar	1,067	—	1,067	(1,067)	—
Euro	4,543	(2,560)	1,983		1,983
Other non-sterling	901	(478)	423		423
Total	6,511	(3,038)	3,473	(1,067)	2,406

2024
US dollar	1,826	(598)	1,228	(1,228)	—
Euro	4,162	(2,351)	1,811	—	1,811
Other non-sterling	874	(372)	502		502
Total	6,862	(3,321)	3,541	(1,228)	2,313

(1)	Economic hedges of US dollar net investments in foreign operations represent US dollar AT1 equity securities that do not qualify as net investment hedges for accounting purposes. They provide an offset to structural foreign exchange exposures to the extent that there are net assets in overseas operations available, but they are accounted for at historical cost under IFRS until redemption.
●	Changes in foreign currency exchange rates affect equity in proportion to structural foreign currency exposure pre economic hedges. For example, a 5% strengthening or weakening in foreign currencies against sterling would result in a gain or loss of £0.2 billion in equity, respectively.

Equity risk (audited)

Non-traded equity risk is the potential variation in income and reserves arising from changes in equity valuations. Equity positions are carried on the balance sheet at fair value based on market prices where available. Equity positions may take the form of shares that are publicly listed on a recognised exchange, privately owned investments and shareholdings in industry participations including SWIFT. Further disclosure of NatWest Group’s investments in equity shareholdings, fair value gains and losses and valuation techniques may be found in the notes to the consolidated financial statements. Investments, acquisitions or disposals of a strategic nature are referred to the Acquisitions & Disposals Committee. Once approved by the Chief Financial Officer with support from the Acquisitions & Disposals Committee for execution, such transactions are referred for approval to the Board, the Executive Committee, the Chief Executive Officer, the Chief Financial Officer or as otherwise required. Decisions to acquire or hold equity positions in the non-trading book that are not of a strategic nature are taken by authorised persons with delegated authority. Non-traded equity value at risk is monitored monthly and capital allocation to the risk is included in NatWest Group’s annual Internal Capital Adequacy Assessment Process (ICAAP).

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

NatWest Group Annual Report on Form 20-F 2025	127

Traded market risk

Definition (audited)

Traded market risk is the risk of losses in trading book positions from fluctuations in market variables, such as interest rates, credit spreads, foreign exchange rates, equity prices, implied volatilities and asset correlations.

Sources of risk (audited)

NatWest Group is exposed to traded market risk through trading activities entered into by NatWest Markets where such risk arises from market-making and underwriting activity and by facilitating customer-facing business that cannot be immediately offset with other customers or market participants. From a market risk perspective, activities are focused on rates; currencies; and traded credit. NatWest Markets undertakes transactions in financial instruments including debt securities, as well as securities financing and derivatives.

The key categories of traded market risk are interest rate risk, credit spread risk and foreign currency price risk.

Trading activities may also give rise to counterparty credit risk. For further detail refer to the Credit risk section.

Key developments in 2025

●	Drivers of market volatility during the year included global inflationary concerns, US tariffs, the ongoing Russia-Ukraine conflict and geopolitical tensions in the Middle East.
●	Traded VaR and SVaR remained within appetite, aided by NatWest Group’s continued disciplined approach to risk-taking.
●	Overall, internal traded VaR decreased on an average basis, compared to 2024.

Governance (audited)

Risk governance for traded market risk is in line with the approach outlined in the Risk management framework section.

Risk appetite

Risk appetite for traded market risk is in line with the approach outlined in the Risk management framework section.

NatWest Group’s qualitative appetite for traded market risk is set out in the traded market risk appetite statement. Quantitative appetite is expressed in terms of exposure limits. The limits at NatWest Group level comprise value-at-risk (VaR), stressed value-at-risk (SVaR) and stress-testing. More details on these metrics are provided on the following pages.

NatWest Group Annual Report on Form 20-F 2025	128

Traded market risk continued

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

When simulating potential movements in such risk factors, a combination of absolute, relative and rescaled returns is used.

The performance and adequacy of the VaR model are tested regularly through the following processes:

●	Back-testing: Internal and regulatory back-testing is conducted on a daily basis. Information on internal back-testing is provided in this section. Information on regulatory back-testing appears in the Pillar 3 Report.
●	Ongoing model validation: VaR model performance is assessed both regularly, and on an ad-hoc basis, if market conditions or portfolio profile change significantly.
●	Model Risk Management review: As part of the model lifecycle, all risk models (including the VaR model) are independently reviewed to ensure the model is still fit for purpose given current market conditions and portfolio profile. For further detail on the independent model validation carried out by Model Risk Management refer to pages 143 and 144. More information relating to pricing and market risk models is presented in the Pillar 3 Report.

NatWest Group Annual Report on Form 20-F 2025	129

Traded market risk continued

One-day 99% traded internal VaR

Traded VaR (1-day 99%) (audited)

The table below shows one-day 99% internal VaR for NatWest Group’s trading portfolios, split by exposure type.

	2025				2024
	Average	Maximum	Minimum	Period end	Average	Maximum	Minimum	Period end
	£m	£m	£m	£m	£m	£m	£m	£m
Interest rate	3.2	5.4	1.8	2.3	6.6	12.1	3.0	3.8
Credit spread	4.8	7.2	3.1	3.1	7.7	10.1	5.6	5.6
Currency	1.3	4.0	—	0.5	2.0	6.7	0.5	1.3
Equity	0.1	0.1	—	0.1	0.1	0.3	—	—
Diversification (1)	(3.8)			(2.5)	(6.3)			(5.4)
Total	5.6	9.7	3.4	3.5	10.1	16.2	5.3	5.3

(1)	NatWest Group benefits from diversification across various financial instrument types, currencies and markets. The extent of the diversification benefit depends on the correlation between the assets and risk factors in the portfolio at a particular time. The diversification factor is the sum of the VaR on individual risk types less the total portfolio VaR.
●	Both interest rate VaR and credit spread VaR decreased on an average basis, compared to 2024.
●	This reflects an earlier period of higher market volatility dropping out of the rolling window for VaR calculation during H2 2024.

NatWest Group Annual Report on Form 20-F 2025	130

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

The table below shows internal back-testing exceptions in the major NatWest Markets businesses for the 250-business-day period to 31 December 2025. Internal back-testing compares one-day 99% traded internal VaR with Actual and Hypothetical (Hypo) P&L.

	Back-testing exceptions
	Actual	Hypo
Fixed income	—	—
Currencies	—	3

●	The back-testing exceptions in Currencies were driven by losses in February, April and August 2025 due to increased foreign exchange and rates market volatility.

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

The internal traded SVaR model captures all trading book positions.

	2025				2024
	Average	Maximum	Minimum	Period end	Average	Maximum	Minimum	Period end
	£m	£m	£m	£m	£m	£m	£m	£m
Total internal traded SVaR	58	112	31	38	56	136	31	41

NatWest Group Annual Report on Form 20-F 2025	131

Traded market risk continued

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

Stress testing

For information on stress testing, refer to pages 36 to 40.

Incremental risk charge (IRC)

The IRC model quantifies the impact of rating migration and default events on the market value of instruments with embedded credit risk (in particular, bonds and credit default swaps) held in the trading book. It further captures basis risk between different instruments, maturities and reference entities. For further qualitative and quantitative disclosures on the IRC, refer to the Market risk section of the Pillar 3 Report 2025.

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

NatWest Group Annual Report on Form 20-F 2025	132

Traded market risk continued

Market risk – linkage to balance sheet

The table below analyses NatWest Group’s balance sheet by non-trading and trading business.

	2025			2024
		Non-trading	Trading		Non-trading	Trading
	Total	business (1)	business (2)	Total	business (1)	business (2)
	£bn	£bn	£bn	£bn	£bn	£bn	Primary market risk factor
Assets
Cash and balances at central banks	85.2	85.2	—	93.0	93.0	—	Interest rate
Trading assets	46.5	0.1	46.4	48.9	0.3	48.6
Reverse repos	27.7	—	27.7	27.1	—	27.1	Interest rate
Securities	12.8	—	12.8	13.9	—	13.9	Interest rate, credit spreads, equity
Other	6.0	0.1	5.9	7.9	0.3	7.6	Interest rate
Derivatives	60.8	0.8	60.0	78.4	1.4	77.0	Interest rate, credit spreads, equity
Settlement balances	0.6	—	0.6	2.1	0.1	2.0	Settlement
Loans to banks	7.0	7.0	—	6.0	6.0	—	Interest rate
Loans to customers	418.9	418.9	—	400.3	400.3	—	Interest rate
Other financial assets	79.8	79.8	—	63.2	63.2	—	Interest rate, credit spreads, equity
Intangible assets	7.3	7.3	—	7.6	7.6	—	Interest rate, credit spreads, equity
Other assets	8.5	8.5	—	8.5	8.5	—
Total assets	714.6	607.6	107.0	708.0	580.4	127.6

Liabilities
Bank deposits	44.1	44.1	—	31.5	31.5	—	Interest rate
Customer deposits	443.0	443.0	—	433.5	433.5	—	Interest rate
Settlement balances	0.9	0.1	0.8	1.7	—	1.7	Settlement
Trading liabilities	49.0	0.2	48.8	54.7	0.2	54.5
Repos	28.6	—	28.6	30.6	—	30.6	Interest rate
Short positions	7.5	—	7.5	10.5	—	10.5	Interest rate, credit spreads
Other	12.9	0.2	12.7	13.6	0.2	13.4	Interest rate
Derivatives	54.0	0.5	53.5	72.1	1.0	71.1	Interest rate, credit spreads
Other financial liabilities	67.6	67.6	—	61.1	61.1	—	Interest rate
Subordinated liabilities	6.1	6.1	—	6.1	6.1	—	Interest rate
Notes in circulation	3.2	3.2	—	3.3	3.3	—	Interest rate
Other liabilities	4.0	4.0	—	4.6	4.6	—
Total liabilities	671.9	568.8	103.1	668.6	541.3	127.3

(1)	Non-trading businesses are entities that primarily have exposures that are not classified as trading book. For these exposures, with the exception of pension-related activities, the main measurement methods are sensitivity analysis of net interest income, internal non-traded market risk VaR and fair value calculations. For more information refer to the non-traded market risk section.
(2)	Trading businesses are entities that primarily have exposures that are classified as trading book under regulatory rules. For these exposures, the main methods used by NatWest Group to measure market risk are detailed in the traded market risk section.
(3)	Foreign exchange risk affects all non-sterling denominated exposures on the balance sheet across trading and non-trading businesses, and therefore has not been listed in the above tables.

NatWest Group Annual Report on Form 20-F 2025	133

Pension risk

Definition

Pension risk is the inability to meet contractual obligations and other liabilities to the established employee or related company pension scheme.

Sources of risk

NatWest Group has exposure to pension risk through its defined benefit schemes worldwide. The Main section of The NatWest Group Pension Fund (the Main section) is the largest source of pension risk. Refer to Note 5 to the consolidated financial statements, for further details on NatWest Group’s pension obligations, including sensitivities to the main risk factors.

Pension scheme liabilities vary with changes in long-term interest rates and inflation as well as with pensionable salaries, the longevity of scheme members and legislation.

The Trustee of NatWest Group’s largest scheme (the Main section of the NatWest Group Pension Fund) holds buy-in policies with third-party insurers. Under the buy-in insurance contracts, the insurer makes payments to the scheme to cover pension benefits paid to members. As a result, the insured portion of the scheme is protected against all material demographic and market risks.

These risks have been replaced with the risk that the insurer defaults on payments due to the scheme. The uninsured scheme assets continue to vary with changes in market risk drivers such as interest rates, inflation expectations and credit spreads. NatWest Group is therefore still exposed to the risk that the schemes’ assets, together with future returns and additional future contributions, are estimated to be insufficient to meet liabilities as they fall due.

In such circumstances, NatWest Group could be obliged (or might choose) to make additional contributions to the schemes or be required to hold additional capital to mitigate this risk.

Key developments in 2025

●	During the year, the Trustee of the Main section of the NatWest Group Pension Fund completed partial buy-in transactions, in addition to those completed during 2024, passing demographic and market risk to third-party insurers. Over 40% (£10.3 billion) of the scheme’s liabilities are now covered by buy-in policies, which is an increase from one - third at the end of 2024.

Governance

Risk governance for pension risk is in line with the approach outlined in the Risk management framework section.

Chaired by the Chief Financial Officer (CFO), the Asset & Liability Management Committee supports the CFO in considering the financial strategy and balance sheet implications relating to pension liabilities and pension strategy and other issues material to NatWest Group’s pension strategy. It also supports the CFO in considering investment strategy proposals from the Trustee of the Main section. The Board reviews and, as appropriate, approves any material pension strategy proposals.

NatWest Group Annual Report on Form 20-F 2025	134

Pension risk continued

Risk appetite

Risk appetite for pension risk is in line with the approach outlined in the Risk management framework section.

Pension risk appetite is approved by the Board. NatWest Group maintains an independent view of the risk inherent in its pension funds. NatWest Group has a pension risk appetite statement that is reviewed and approved at least annually by the Board on the Board Risk Committee’s recommendation to ensure it remains appropriate and aligned to strategy.

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

Measurement and monitoring

Pension risk is monitored by the Executive Risk Committee and the Board Risk Committee. Relevant pension risk matters are escalated to the Board as applicable. NatWest Group also undertakes stress tests on its material defined benefit pension schemes each year.

These tests are also used to satisfy the requests of regulatory bodies such as the Bank of England. The stress testing framework includes pension risk capital calculations for the purposes of the Internal Capital Adequacy Assessment Process as well as additional stress tests for a number of internal management purposes.

The results of the stress tests and their consequential impact on NatWest Group’s balance sheet, income statement and capital position are incorporated into the overall NatWest Group stress test results. NatWest Bank Plc (a subsidiary of NatWest Group) is the principal employer of the Main section and could be required to fund any deficit that arises. The financial strength of third-party insurers is monitored on a periodic basis by the Trustee and NatWest Group.

Mitigation

The Main section is well - protected against interest rate and inflation risks within the non - insured portfolio, reflecting risk mitigation measures taken by the Trustee such as hedging and reduced exposure to growth assets. The buy - in transactions completed to date further protect against demographic and market risks.

If, in an extreme scenario, an insurer was unable to make payments due to the scheme under the buy-in insurance contracts, NatWest Group would continue to be responsible for financially supporting the scheme to meet pension benefits. However, strong mitigants are in place against this risk, including the insurance regulatory regime. The potential impact of climate change is one of the factors considered in managing the assets of the Main section. The Trustee monitors the risk to its investments from changes in the global economy and invests, where return justifies the risk, in sectors that reduce the world’s reliance on fossil fuels, or that may otherwise promote environmental benefits. The Trustee also expects third-party insurers to have appropriate policies to address climate risk and to report on climate exposure attributable to the Main section.

Further details regarding the Trustee’s approach to managing climate change risk can be found in its Responsible Ownership Policy, its net zero commitment and its climate disclosures produced on an annual basis, as required by The Occupational Pension Schemes (Climate Change Governance and Reporting) Regulations 2021.

NatWest Group Annual Report on Form 20-F 2025	135

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

Key developments in 2025

●	The enhanced risk and control self-assessment approach was refined further with a focus on material operational risks and controls across the key end-to-end processes.
●	The use of automated data-led insights was embedded to oversee the operational risk profile and manage it within appetite.
●	Improvements to technology end of life risk management were implemented to mitigate associated technology and cyber risks.
●	AI tools have been introduced to support the articulation and adequacy of controls including generative AI chat bots to support the embedding of frameworks and to help with horizon scanning.
●	Compliance with UK and EU operational resilience regulatory requirements was achieved and maintained along with material compliance with EU Digital Operational Resilience Act (DORA).
●	NatWest Group continued to evolve the assessment of its operational resilience with increasingly severe, complex, and prolonged scenario tests for cyber, third-party, and significant IT failure risks.
●	Threat horizon scanning and vulnerability management processes were enhanced to support risk identification, scenario testing and the prioritisation of risk mitigation activities.

Governance

The risk governance arrangements in place for operational risk are in line with the approach as set out in the Risk management framework section.

Aligned to this, a strong operational risk management oversight function is vital to support NatWest Group’s ambitions to serve its customers better. Improved management of operational risk against defined risk appetite is vital for stability and reputational integrity.

To support ongoing oversight of the management of the operational risk profile the Operational Risk Executive Steering Committee ensures all material operational risks are monitored and managed within appetite.

Risk appetite

Risk appetite for operational risk is in line with the approach outlined in the Risk management framework section.

Measurement and monitoring

Measurement and monitoring for operational risk is in line with the approach outlined in the Risk management framework section.

Mitigation

Mitigation for operational risk is in line with the approach outlined in the Risk management framework section.

Operational risks are mitigated by applying preventative and detective controls which are assessed on adequacy and effectiveness through risk and control self-assessment process on a regular basis to determine risk exposure. Mitigation is prioritised using risk-based approach considering risk appetite.

NatWest Group Annual Report on Form 20-F 2025	136

Operational risk continued

Operational resilience and cybersecurity

NatWest Group maintains a robust approach to operational resilience through comprehensive, NatWest Group-wide processes. These include regular scenario tests that simulate increasingly severe and sophisticated disruption events. In 2025, as part of NatWest Group’s operational resilience strategy, severe but plausible disruption scenario tests were undertaken and encompassed cyber threats, third-party risks, and significant IT failures confirming the preparedness and effectiveness of NatWest Group’s operational resilience strategies, and plans including third party arrangements in the event of severe but plausible disruptions.

This rigorous approach was underpinned with the enhancement, ongoing monitoring, and transparent reporting of key risk indicators and performance metrics for Important Business Services.

In early Q1 2025, NatWest Group confirmed that it had materially met the requirements of the EU DORA. Furthermore, by the end of March 2025, NatWest Group confirmed full compliance with the operational resilience requirements set by the Financial Conduct Authority and the Prudential Regulation Authority.

By meeting the 2025 compliance deadlines for these critical regulatory frameworks, NatWest Group demonstrated the strength and reliability of its systems and controls. This enables effective risk management, minimises potential disruptions, and safeguards both customers and the wider financial system. These efforts reinforce NatWest Group’s commitment to building trust and stability within financial services.

Operational resilience remains a key priority, achieved through the effective management of a broad spectrum of interconnected operational risks. NatWest Group consistently meets regulatory expectations and actively participates in multiple industry-wide operational resilience forums.

This engagement provides a valuable cross-sector perspective on the evolving operational resilience risk landscape and supports NatWest Group’s ability to adapt to ongoing innovation and change, both internally and across the financial services sector.

NatWest Group operates layered security controls and its architecture is designed to provide inherent protection against threats. This approach avoids reliance on any one type or method of security control. Minimum security control requirements are set out in key risk policies, standards, processes and procedures.

Throughout 2025, NatWest Group continued to monitor and manage the threat landscape focusing on:

●	Initial access brokers (cyber criminals who specialise in breaching organisations then selling the access to other threat actors), ransomware gangs and, in light of ongoing geopolitical tensions, nation states.
●	Innovations in technology, assessing the inherent risk and developing appropriate responses to manage any associated risks. Artificial Intelligence, Quantum Computing and Cloud Adoption have been areas of focus in 2025.

As cyberattacks evolve, NatWest Group continues to invest in additional capability designed to defend against emerging risks.

Event and loss data management

The operational risk event and loss data management process ensures NatWest Group captures and records operational risk events with financial and non-financial impacts that meet defined criteria. Loss data is used for internal, regulatory and industry reporting and is included in capital modelling when calculating economic capital for operational risk. The most serious events are escalated in a simple, standardised process to all senior management, by way of a ‘Early Event Escalation Process’. NatWest Group has not experienced a material cybersecurity breach or associated material loss in the last three years.

All financial impacts and recoveries associated with an operational risk event are reported against the date they were recorded in NatWest Group’s financial accounts. A single event can result in multiple losses (or recoveries) that may take time to crystallise. Losses and recoveries with a financial accounting date in 2025 may relate to events that occurred, or were identified in, prior years. NatWest Group purchases insurance against specific losses and to comply with statutory or contractual requirements.

NatWest Group Annual Report on Form 20-F 2025	137

Operational risk continued

Percentage and value of events

At 31 December 2025, the total value of operational risk events was £76 million, representing an increase of £58 million compared with 2024. This movement was primarily driven by the release of unutilised provisions in 2024 within the clients, products and business practices category. The volume of losses has decreased by 10% compared to 2024.

Value and volume of events (>£10k)	Value of events £k				Volume of events (1)
Event category	2025	2024	YoY £	YoY %	2025	2024	YoY	YoY %
Fraud	47	43	4	22%	1,169	1,321	(152)	(10)%
Clients, products and business practices	16	(37)	53	294%	18	30	(12)	(1)%
Execution, delivery and process management	9	8	1	6%	-	1	(1)	—
Employment practices and workplace safety	3	1	2	11%	20	12	8	—
Technology and infrastructure failures	1	3	(2)	(11)%	144	129	15	1%
Disasters and public safety	—	—	—	—	5	11	(6)	—
	76	18	58	322%	1,356	1,504	(148)	(10)%

(1)	The calculation in the table is based on the volume and value of events (the proportion and cost of operational risk events to NatWest Group) where the associated loss is more than or equal to £10,000.

Cybersecurity risk management processes

NatWest Group’s cybersecurity risk management forms an integral part of its overall EWRMF, which is designed around a three lines of defence model. Specifically, management of cybersecurity risk is a subset of NatWest Group’s wider operational risk management. To support NatWest Group’s cybersecurity risk management, it has an information security (including cyber) policy. This is reviewed at least annually and benchmarked against industry best practice standards, including the Information Security Forum: Standard Of Good Practice (ISF: SOGP) and relevant publications by competent authorities such as the National Cyber Security Centre (NCSC), to help NatWest Group identify and remediate any gaps in its controls and procedures. NatWest Group’s policies are also aligned with a number of other international and industry standards, such as ISO 27001 and the National Institute of Standards and Technology Cyber Security Framework. Throughout 2025, NatWest Group was certified by the IASME Consortium Ltd (IASME) in Cyber Essentials Plus, a recognised government owned scheme operated by the NCSC.

The information security policy forms part of the internal process to support NatWest Group’s annual attestation to its management’s assessment of the effectiveness of its internal control over financial reporting required under Section 404 of the Sarbanes-Oxley Act.

The cybersecurity risk management framework is designed to mitigate the impact of cybersecurity threats and incidents.

The framework also includes a structured approach for identifying and managing both internal cybersecurity incidents and external incidents impacting NatWest Group’s third-party suppliers.

In addition, the framework includes a process for assessing the severity and source of a cybersecurity threat or incident, including in relation to third-party service providers, enabling NatWest Group to implement mitigating controls as required and to inform its management and board of directors of any material impact.

The functions of the cybersecurity risk management framework are based on a three lines of defence model:

●	NatWest Group’s first line of defence is responsible for setting NatWest Group’s information and cybersecurity risk management strategy and Information Security Policy, including: delivering effective and efficient cybersecurity products and services and identifying, considering and assessing material cybersecurity threats on an ongoing basis. As part of the first line of defence, NatWest Group:
a)	continues to invest significant resources in developing and improving its cybersecurity risk management.
b)	supports due diligence processes in respect of third-party service providers involved in NatWest Group’s supply chain by defining minimum security requirements in line with industry practice that suppliers are contractually bound by. These minimum standards, among others, require suppliers to notify NatWest Group of any material cybersecurity incidents and for UK based suppliers to hold independent assurance, with Cyber Essentials+ certification being the minimum accepted.
c)	educates its employees and customers on cybersecurity threats and incidents through education and awareness programmes that are designed around the most relevant cybersecurity threats and incidents for NatWest Group. These programmes, including ethical phishing campaigns are reviewed regularly and updated based on changes to the cybersecurity threat landscape. Employees are also required to participate in annual information security (including cybersecurity) trainings.

NatWest Group Annual Report on Form 20-F 2025	138

Operational risk continued

Cybersecurity risk management processes continued

●	As part of the second line of defence, a dedicated operational risk team is responsible for the assessment, identification and management of NatWest Group’s cybersecurity risk and provides regular updates and opinions to senior risk committees of NatWest Group. These include monthly updates and escalations as required to the NatWest Digital X Risk Committee. The operational risk team also provides a Risk opinion as part of the annual information and cyber security risk spotlight to NatWest Group’s Executive Risk Committee and Board Risk Committee.
●	As part of the third line of defence, NatWest Group’s Internal Audit team has a risk-based coverage approach to assess the adequacy of the design and operational effectiveness of key internal controls, governance and risk management, including in connection with cybersecurity risk. The frequency and scope of the internal audit coverage depends on the ongoing assessment of the key risks to NatWest Group.

Cybersecurity threats for 2025

NatWest Group is continuously exposed to cybersecurity threats across its business and supply chain, which are closely monitored by NatWest Group. In the year ended 31 December 2025, NatWest Group did not identify any cybersecurity threats that have materially affected or are reasonably likely to materially affect NatWest Group. However, given the nature of cybersecurity threats, NatWest Group cannot eliminate all risks from cybersecurity threats or provide assurances that NatWest Group has not experienced an undetected cybersecurity incident. For more information about these risks, refer to the Risk Factors section – “NatWest Group is subject to increasingly sophisticated and frequent cyberattacks”.

Cybersecurity Risk Oversight

Board

The Board of Directors (Board) ensures there is a framework of prudent and effective controls which enables risks – including information and cyber security risk - to be assessed and managed. The Board approves the EWRMF (including NatWest Group’s risk appetite framework) on recommendation from the Group Board Risk Committee, and approves risk appetite.

The Board monitors information and cybersecurity performance against risk appetite through the receipt of regular reporting and receives reporting on top and emerging risks, including the likelihood of a cyber-attack. The Board also reviews the effectiveness of risk management and internal control systems.

Group Board Risk Committee (BRC)

Provides oversight and advice to the Board on current and future risk exposures of NatWest Group and its subsidiaries; future risk profile including risk appetite; the approval and effectiveness of the EWRMF and the internal controls required to manage risk. It approves the enterprise-wide risk management strategy and oversees its effective delivery. BRC reviews all information and cybersecurity risk exposures and management’s recommendations to monitor, control and mitigate such exposures. It also reviews NatWest Group’s information and cybersecurity performance against risk appetite through the receipt of regular reporting, updates on top and emerging risks and updates from the first and second lines of defence – including an information and cyber security spotlight at least annually - and escalates matters to the Board as required.

Management responsible for managing information and cybersecurity risk

The first line of defence is responsible for setting NatWest Group’s information and cybersecurity risk management strategy, including: delivering effective and efficient cybersecurity products, policies and services and identifying, considering and assessing material cybersecurity threats on an ongoing basis. NatWest Group’s cybersecurity programmes are under the direction of the Chief Information Officer (CIO) who holds regulatory accountability under the Senior Managers and Certification Regime for defining and delivering NatWest Group’s internal technology, infrastructure services and customer operations, including NatWest Group’s IT strategy, cybersecurity, operational continuity, and resilience. The Chief Information Security Officer (CISO) reports to the CIO and receives regular reports from the cybersecurity team under his supervision. The CIO is an established Technology Leader with over 30 years of experience in Financial Services, joining NatWest Group in 2022. Prior to 2022, the CIO spent eight years at Deutsche Bank where he held a number of roles including CIO for the Corporate and Investment Bank, Head of Technology for Financial Crime, CIO for the UK and Group CTO. Prior to joining Deutsche Bank, the CIO drove the technology strategy and innovation agenda for RBS Markets as its CIO and spent the early part of his career at JP Morgan.

The CISO, via the cybersecurity team, monitors the prevention, detection, mitigation and remediation of cybersecurity threats and incidents. The CISO and the cybersecurity team are experienced information security professionals with many years of experience in the information and cybersecurity industry. Prior to joining NatWest Group, the CISO was a technical director at Communications-Electronics Security Group (now known as the UK’s National Cyber Security Centre) where he advised on securing some of the UK’s most critical assets. He has worked in this industry for over 20 years and has spoken at a wide range of events on the topic of cybersecurity.

NatWest Group Annual Report on Form 20-F 2025	139

Compliance and conduct risk

Definition

Compliance risk is the risk that NatWest Group fails to observe the letter and spirit of all relevant laws, codes, rules, regulations and standards of good market practice.

Conduct risk is the risk of inappropriate behaviour towards customers, or in the markets in which NatWest Group operates, which leads to poor or inappropriate customer outcomes, and/or undermines market integrity.

The consequences of failing to meet compliance and/or conduct responsibilities can be significant and could result, for example, in legal action, regulatory enforcement, material financial loss and/or reputational damage.

Sources of risk

Compliance and conduct risk exist across all stages of NatWest Group’s relationships with its customers and arise from a variety of activities including product design, marketing and sales, complaint handling, staff training, and handling of confidential inside information.

As set out in Note 25 to the consolidated financial statements, members of NatWest Group are party to legal proceedings and are subject to investigation and other regulatory action in the UK, the US and other jurisdictions.

Key developments in 2025

●	As part of the Non-Financial Risk Enhancement Programme, NatWest Group reviewed its compliance and conduct framework against the Operational Riskdata eXchange Association (ORX) regulatory compliance and conduct risk taxonomy. ORX is the largest operational risk management association in the financial services sector and this industry-standard taxonomy informed proposals for the annual risk directory refresh, including new level 2 risks and a consolidation of conduct and regulatory compliance risks into a single 'compliance and conduct level 1 risk’ from 2026. These changes will enhance risk coverage, strengthen integration with the EWRMF, and align more closely with industry practice.
●	NatWest Group is also evaluating alternative rules mapping approaches, including a regulatory traceability model supported by an integrated AI-enabled platform. This will simplify governance, reduce complexity, and improve consistency, while ensuring its framework remains resilient and future-ready.
●	On 4 September 2025, the US Court of Appeal approved an amendment of the plea agreement and formally terminated the Monitorship (extended oversight) of NatWest Markets Plc (NWM). This is a result of the notable progress made in strengthening our compliance programme, improvements in internal controls and remediation, and the status of the implementation of the Monitor’s recommendations. NWM’s obligations under the plea agreement and probation have been extended until December 2026. Going forward, NWM will report progress on the compliance programme to the US Department of Justice (DOJ) directly.
●	The Judicial Review challenging the Financial Ombudsman Service’s (FOS) interpretation of ‘unfair relationships’ under Section 140 of the Consumer Credit Act (CCA) remains ongoing. NatWest Group and peer banks have raised concerns over the reopening of closed complaints, with the FCA intervening in support of our position. Separately, proposed CCA reforms aim to modernise regulation via a flexible, outcome-based regime.
●	Following the Supreme Court’s August 2025 ruling regarding ‘unfair relationships’ when arranging motor finance, the FCA’s October consultation outlined a redress scheme expected to launch in 2026.
●	A review of mortgage rules was launched by the FCA to simplify regulatory requirements and improve consumer flexibility. The proposals seek to simplify rules, enhance access to advice and execution-only options, and streamline affordability assessments under Consumer Duty. NatWest Group continues to monitor developments to ensure its proposition remains compliant and responsive.
●	The FCA’s March review of the treatment of vulnerable customers recognised progress but highlighted areas for improvement. NatWest Group remains committed to delivering fair outcomes and maintaining regulatory compliance.

NatWest Group Annual Report on Form 20-F 2025	140

Compliance and conduct risk continued

Key developments in 2025 continued

●	The PRA and FCA are consulting across the financial services industry on the Senior Managers and Certification Regime that could reduce the number of roles within scope by up to 40%, with His Majesty’s Treasury (HMT) supporting swift implementation.
●	HMT has launched a consultation to review the FOS’s remit and propose to modernise the framework. The FCA and FOS have published next steps, signalling coordinated reform of consumer compensation mechanisms.

Governance

Risk governance for compliance and conduct risk is in line with the approach outlined in the Risk management framework section.

To support ongoing oversight of the management of the compliance and conduct risk profile, a number of committees are in place, the most senior of which is the “One Bank Good Customer Outcomes Leadership Committee”.

Risk appetite

Risk appetite for compliance and conduct risk is in line with the approach outlined in the Risk management framework section.

Measurement and monitoring

Measurement and monitoring for compliance and conduct risk are in line with the approach outlined in the Risk management framework section.

Mitigation

Mitigation for compliance and conduct risk is in line with the approach outlined in the Risk management framework section.

Activity to mitigate the most material compliance and conduct risk is carried out across NatWest Group with specific areas of focus in the customer-facing businesses and legal entities. Examples of mitigation include consideration of customer needs in business and product planning, targeted training, conflicts of interest management, market conduct surveillance, complaints management, mapping of priority regulatory requirements and independent monitoring activity. Internal policies help support a strong customer focus across NatWest Group.

Financial crime risk

Definition

Financial crime risk is the risk that NatWest Group's products, services, employees and/or third parties are intentionally or unintentionally used to facilitate financial crime in the form of money laundering, terrorist financing, bribery and corruption, sanctions and tax evasion, as well as external or internal fraud.

Sources of risk

Financial crime risk may be present if NatWest Group’s customers, employees or third parties undertake or facilitate financial crime, or if NatWest Group’s products or services are used intentionally or unintentionally to facilitate such crime. Financial crime risk is an inherent risk across all lines of business.

Key developments in 2025

●	Significant investment continued to be made to support the delivery of a multi-year transformation plan across financial crime risk management.
●	Enhancements were made to technology, data quality, and data analytics to improve the effectiveness of systems used to monitor customers and transactions.
●	Financial crime events were held throughout the year to further embed financial crime risk management culture and behaviours.

NatWest Group Annual Report on Form 20-F 2025	141

Financial crime risk continued

Key developments in 2025 continued

●	There was active participation in public/private partnerships including the Joint Money Laundering Intelligence Taskforce and Data Fusion. Following the success of the pilot, Data Fusion has become a permanent operational capability, able to deliver benefits across the public-private economic crime system. This includes the implementation of a permanent public-private Joint Analytical Team, housed within the National Crime Agency.

Governance

Risk governance for financial crime risk is in line with the approach outlined in the Risk management framework section.

The Financial Crime Oversight Committee, which is jointly chaired by the Group Money Laundering Reporting Officer and the Director of Financial Crime is the core governance committee for financial crime risk (excluding fraud). It oversees financial crime risk management, operational performance, and transformation matters including decision-making.

Financial crime matters are escalated through the Executive Risk Committee and to the Board as applicable.

The Fraud Executive Steering Group, which is chaired by the Chief Customer and Operations Officer, is the core governance committee for fraud. It oversees fraud risk management, operational performance, and investment matters including decision-making and escalations to relevant senior committees.

Risk appetite

Risk appetite for financial crime risk is in line with the approach outlined in the Risk management framework section.

Measurement and monitoring

Measurement and monitoring for financial crime risk are in line with the approach outlined in the Risk management framework section.

Financial crime risks are identified and reported through continuous risk management and regular reporting to the Financial Crime Oversight Committee and other risk governance committees (including the Board Risk Committees). Quantitative and qualitative data is reviewed and assessed to measure whether financial crime risk is within appetite.

Mitigation

Mitigation for financial crime risk is in line with the approach outlined in the Risk management framework section.

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

NatWest Group Annual Report on Form 20-F 2025	142

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

Key developments in 2025

●	Continued with a programme of work to implement model risk management (MRM) framework changes that were introduced in 2024 in response to PRA’s Supervisory Statement 1/23 across the model landscape.
●	Introduced further updates to the MRM framework to address feedback received from the PRA following their industry-wide thematic review of MRM and further improve model risk management practices.
●	Deterministic quantitative methods, which are complex and material calculators that although not technically models still present similar risks, were brought in scope of the MRM framework.
●	Enhanced the framework for the independent validation of models.
●	Delivered model inventory design changes to support implementation of MRM framework enhancements, including a focus on recording of model use, which has enabled better oversight and risk management of models.
●	Continued focus on improving the completeness and accuracy of model risk data contained within the inventory through enhanced oversight metrics and targeted remediation work.

Governance

Risk governance for model risk is in line with the approach outlined in the Risk management framework section. A governance framework is in place to ensure policies and processes relating to models are appropriate and effective. Two roles are key to this – model risk owners and model validation leads. Model risk owners are responsible for model approval and ongoing performance monitoring. Model validation leads, in the second line of defence, are responsible for oversight, including ensuring that models are independently validated prior to use and on an ongoing basis aligned to the model’s tier.

Business and function model management committees are used to govern key model risk matters and escalate to senior management where required.

Risk appetite

Risk appetite for model risk is in line with the approach outlined in the Risk management framework section.

NatWest Group Annual Report on Form 20-F 2025	143

Model risk continued

Measurement and monitoring

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

NatWest Group Annual Report on Form 20-F 2025	144

Reputational risk

Definition

Reputational risk is the risk of damage to stakeholder trust due to negative consequences arising from internal actions or external events.

Sources of risk

The three primary drivers of reputational risk are: failure in internal risk management systems, processes or culture; NatWest Group’s actions materially conflicting with stakeholder expectations; and contagion (when NatWest Group’s reputation is damaged by failures in key sectors including NatWest Group’s supply chain or other partnerships).

Key developments in 2025

●	Enhancements were made to expand the requirements of the reputational risk policy to suppliers and third parties.
●	The environmental, social and ethical (ESE)(1) animal welfare, mining and metals and forestry, fisheries and agribusiness risk acceptance criteria were reviewed and updated in line with strategic objectives.

Governance

Risk governance for reputational risk is in line with the approach outlined in the Risk management framework section.

A reputational risk policy supports reputational risk management across NatWest Group. Reputational risk registers are used to manage reputational risks identified within relevant business areas. These are reported to the relevant business executive risk committee.

Material reputational risks to NatWest Group are escalated via the NatWest Group reputational risk register which is reported at every meeting of the Group Reputational Risk Committee. The Group Reputational Risk Committee also opines on matters that represent material reputational risks. The Executive and Board Risk Committees oversee the identification and reporting of reputational risk.

Risk appetite

Risk appetite for reputational risk is in line with the approach outlined in the Risk management framework section.

Reputational risk appetite is approved by the Board. NatWest Group manages and articulates its appetite for reputational risk through a qualitative reputational risk appetite statement and associated quantitative measures.

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

Monitoring and measurement

Relevant internal and external factors are monitored through regular reporting via reputational risk registers at business or legal entity level. They are escalated, where appropriate, to the relevant business risk committee and, where material, to the Group Reputational Risk Committee.

Additional principal risk indicators for material risks being monitored are also reported to the Group Reputational Risk Committee and to the Executive and Board Risk Committees.

Mitigation

Standards of conduct are in place across NatWest Group requiring strict adherence to policies, procedures and ways of working to ensure business is transacted in a way that meets – or exceeds – stakeholder expectations.

External events that could cause reputational damage are identified and mitigated through NatWest Group’s top and emerging risks process (where sufficiently material) as well as through the NatWest Group and business-level reputational risk registers.

(1) From 1 January 2026, the name of the ESE risk framework was updated to the Environmental and Social Risk Framework. This change better reflects the framework’s underlying methodology which focuses on a risk-based approach aligned to organisational risk appetite, rather than values-based judgements.

NatWest Group Annual Report on Form 20-F 2025	145

Financial statements

NatWest Group Annual Report on Form 20-F 2025	146

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of NatWest Group plc

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of NatWest Group plc (the “Group”) as of 31 December 2025 and 2024, the related consolidated income statements, statements of comprehensive income, statements of changes in equity and cash flow statements for each of the three years in the period ended 31 December 2025, the related notes 1 to 33, and the information identified as audited in the Risk and capital management section (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group at 31 December 2025 and 2024, and the results of its operations and its cash flows for each of the three years ended in the period 31 December 2025, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Group’s internal control over financial reporting as of 31 December 2025, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated 17 February 2026 expressed an unqualified opinion thereon.

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

NatWest Group Annual Report on Form 20-F 2025	147

Report of Independent Registered Public Accounting Firm continued

Estimate of expected credit loss provisions

Description of the matter	How We Addressed the Matter in Our Audit

At 31 December 2025, the Group reported total gross loans – amortised cost and FVOCI of £429.9 billion and associated £3.6 billion of expected credit losses (“ECL”). As explained more fully in the Accounting policies, the credit risk section of the Risk and capital management section and Note 14 to the consolidated financial statements, ECL is recognised for financial instruments classified as amortised cost or fair value through other comprehensive income. Performing assets are measured at either (i) 12-month ECL (“Stage 1”) or (ii) for those assets that are considered to have a significant increase in credit risk (“SICR”), lifetime ECL (“Stage 2”). Defaulted assets (“Stage 3”) are also measured at lifetime ECL.

Auditing the ECL estimate was complex due to the judgemental methods used to estimate the ECL, including: accounting interpretations, modelling assumptions and the selection and use of the data used to build and run modelled estimates of Probability of Default (“PD”), Loss Given Default (“LGD”) and Exposure at Default (“EAD”); how to allocate assets between the stages; multiple economic scenarios incorporated in the models; post-model adjustments applied; and the recovery and timing assumptions for individually provided Stage 3 ECLs. The ongoing impact of the uncertain geopolitical and economic outlook led to increased judgements applied in these areas.

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

We evaluated the criteria used to allocate a financial asset to Stage 1, 2 or 3 in accordance with IFRS 9, recalculated the staging of the complete population of assets, and performed sensitivity analyses to assess the impact of different criteria on the ECL and the impact of performing collective staging downgrades to industries, geographic regions and high-risk populations particularly impacted by recent economic conditions.

We selected a sample of ECL models based on both quantitative and qualitative factors, and involved our modelling specialists to test the assumptions, inputs, methodology and model build. This included a combination of assessing model design and formulae, alternative modelling techniques, the implementation of new models and recalculating the PD, LGD and EAD during the year. We also considered the results of the Group’s internal model monitoring and validation results.

To evaluate the completeness and accuracy of data used in the ECL calculation, we agreed a sample of data points to source systems, including data used to run the models and historic loss data used to monitor the models.

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

We also evaluated the adequacy of the related disclosures provided in the consolidated financial statements.

NatWest Group Annual Report on Form 20-F 2025	148

Report of Independent Registered Public Accounting Firm continued

Valuation of financial instruments with higher risk characteristics

Description of the Matter	How We Addressed the Matter in Our Audit

At 31 December 2025, the Group reported level 3 financial assets of £1.3 billion and level 3 financial liabilities of £0.3 billion, which includes financial instruments with higher risk characteristics.

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

We evaluated the design and tested the operating effectiveness of controls relating to financial instrument valuation, which included controls over the Group's independent price verification process, valuation models governance, collateral management, and income statement analysis.

Amongst other procedures, we involved our financial instrument valuation and modelling specialists to assist us in testing complex model-dependent valuations by performing independent revaluations to assess the appropriateness of models and the adequacy of both assumptions and inputs. We also independently re-priced a sample of instruments that were valued using illiquid pricing inputs, using alternative pricing sources, where available, to evaluate management’s valuation. In addition, we compared fair value adjustment methodologies against current market practice.

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

NatWest Group Annual Report on Form 20-F 2025	149

Report of Independent Registered Public Accounting Firm continued

Valuation of hard to value pension assets and the defined benefit obligation

Description of the Matter	How We Addressed the Matter in Our Audit

At 31 December 2025, the Group reported a net pension asset of £156 million comprising £234 million of schemes in surplus and £78 million of schemes in deficit. As explained in the accounting policies and Note 5 to the consolidated financial statements, the defined benefit obligation is measured on an actuarial basis. The charge to the income statement for pension costs is recognised in operating expenses. Gains and losses are recognised in other comprehensive income in full in the period in which they arise.

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

/s/ Ernst & Young LLP

We have served as the Group’s auditors since 2016.

London, United Kingdom

17 February 2026

NatWest Group Annual Report on Form 20-F 2025	150

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of NatWest Group plc

Opinion on Internal Control over Financial Reporting

We have audited NatWest Group plc and subsidiaries’ (the “Group”) internal control over financial reporting as of 31 December 2025, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“2013 framework”) (the COSO criteria). In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of 31 December 2025, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Group as of 31 December 2025 and 2024, the related consolidated income statements, statements of comprehensive income, statements of changes in equity and cash flow statements for each of the three years in the period ended 31 December 2025, the related Accounting policies and Notes 1 to 33, and the information identified as audited in the Risk and capital management section (collectively referred to as the “consolidated financial statements”), and our report dated 17 February 2026 expressed an unqualified opinion thereon.

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

/s/ Ernst & Young LLP

We have served as the Group’s auditors since 2016.

London, United Kingdom

17 February 2026

NatWest Group Annual Report on Form 20-F 2025	151

Consolidated income statement

for the year ended 31 December 2025

		2025	2024	2023
	Note	£m	£m	£m
Interest receivable		25,698	25,187	21,026
Interest payable		(12,869)	(13,912)	(9,977)
Net interest income	1	12,829	11,275	11,049
Fees and commissions receivable		3,247	3,175	2,983
Fees and commissions payable		(733)	(708)	(653)
Trading income		1,112	825	794
Other operating income		186	136	579
Non-interest income	2	3,812	3,428	3,703
Total income		16,641	14,703	14,752
Staff costs		(4,174)	(4,061)	(3,901)
Premises and equipment		(1,291)	(1,211)	(1,153)
Other administrative expenses		(1,643)	(1,819)	(2,008)
Depreciation and amortisation		(1,154)	(1,058)	(934)
Operating expenses	3	(8,262)	(8,149)	(7,996)
Profit before impairment losses		8,379	6,554	6,756
Impairment losses	14	(671)	(359)	(578)
Operating profit before tax		7,708	6,195	6,178
Tax charge	7	(1,874)	(1,465)	(1,434)
Profit from continuing operations		5,834	4,730	4,744
Profit/(loss) from discontinued operations, net of tax		—	81	(112)
Profit for the year		5,834	4,811	4,632

Attributable to:
Ordinary shareholders		5,479	4,519	4,394
Paid-in equity holders		352	283	242
Non-controlling interests		3	9	(4)
		5,834	4,811	4,632

Earnings per ordinary share - continuing operations	8	68.0p	52.5p	49.2p
Earnings per ordinary share - discontinued operations	8	—	1.0p	(1.2p)
Total earnings per share attributable to ordinary shareholders - basic (1)	8	68.0p	53.5p	47.9p
Earnings per ordinary share - diluted continuing operations	8	67.4p	52.1p	48.9p
Earnings per ordinary share - diluted discontinued operations	8	—	1.0p	(1.2p)
Total earnings per share attributable to ordinary shareholders - diluted	8	67.4p	53.1p	47.7p

(1)	In 2023, the unrounded Total earnings per share attributable to ordinary shareholders – basic is 47.948p. The unrounded Earnings per ordinary share – continuing operations was 49.170p. The unrounded Earnings per ordinary share – discontinued operations was (1.222p).

NatWest Group Annual Report on Form 20-F 2025	152

Consolidated statement of comprehensive income

for the year ended 31 December 2025

	2025	2024	2023
	£m	£m	£m
Profit for the year	5,834	4,811	4,632
Items that do not qualify for reclassification
Remeasurement of retirement benefit schemes	31	(166)	(280)
Changes in fair value of credit in financial liabilities designated at fair value through profit or loss (FVTPL) due to changes in credit risk	(17)	(33)	(39)
FVOCI financial assets	40	6	17
Tax	(16)	59	79
	38	(134)	(223)

Items that do qualify for reclassification
FVOCI financial assets	142	(25)	49
Cash flow hedges (1)	968	622	1,208
Currency translation	(13)	5	(619)
Tax	(297)	(178)	(361)
	800	424	277
Other comprehensive income after tax	838	290	54
Total comprehensive income for the year	6,672	5,101	4,686

Attributable to:
Ordinary shareholders	6,317	4,809	4,448
Paid-in equity holders	352	283	242
Non-controlling interests	3	9	(4)
	6,672	5,101	4,686

(1)	Refer to footnotes 4 and 5 of the Consolidated statement of changes in equity.

NatWest Group Annual Report on Form 20-F 2025	153

Consolidated balance sheet

as at 31 December 2025

		2025	2024
	Note	£m	£m
Assets
Cash and balances at central banks	9	85,182	92,994
Trading assets	12	46,537	48,917
Derivatives	13	60,789	78,406
Settlement balances		645	2,085
Loans to banks - amortised cost	9	6,958	6,030
Loans to customers - amortised cost	9	418,881	400,326
Securities subject to repurchase agreements		19,854	13,555
Other financial assets excluding securities subject to repurchase agreements		59,916	49,688
Other financial assets	15	79,770	63,243
Intangible assets	16	7,292	7,588
Other assets	17	8,499	8,396
Total assets		714,553	707,985

Liabilities
Bank deposits	9	44,092	31,452
Customer deposits	9	442,998	433,490
Settlement balances		942	1,729
Trading liabilities	12	49,022	54,714
Derivatives	13	53,974	72,082
Other financial liabilities	18	67,599	61,087
Subordinated liabilities	19	6,123	6,136
Notes in circulation		3,164	3,316
Other liabilities	20	4,026	4,601
Total liabilities		671,940	668,607

Ordinary shareholders' interests		38,028	34,070
Other owners’ interests		4,571	5,280
Owners’ equity	21	42,599	39,350
Non-controlling interests		14	28
Total equity		42,613	39,378

Total liabilities and equity		714,553	707,985

The accounts were approved by the Board of directors on 12 February 2026 and signed on its behalf by:

Richard Haythornthwaite	John-Paul Thwaite	Katie Murray	NatWest Group plc
Chair	Group Chief Executive Officer	Group Chief Financial Officer	Registered No. SC45551

NatWest Group Annual Report on Form 20-F 2025	154

Consolidated statement of changes in equity

for the year ended 31 December 2025

					Other reserves
	Share		Other						Total	Non
	capital and	Paid-in	statutory	Retained		Cash flow	Foreign		owners'	controlling	Total
	share premium	equity	reserves (3)	earnings	Fair value	hedging (4,5)	exchange	Merger	equity	interests	equity
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2025	10,133	5,280	2,350	11,426	(103)	(1,443)	826	10,881	39,350	28	39,378
Profit attributable to ordinary shareholders and other equity owners				5,831					5,831	3	5,834

Other comprehensive income
Realised gains on FVOCI equity shares				25	(25)				—		—
Remeasurement of retirement benefit schemes				31					31		31
Changes in fair value of credit in financial liabilities designated at FVTPL due to own credit risk				(17)					(17)		(17)
Unrealised gains					174				174		174
Amounts recognised in equity						69			69		69
Retranslation of net assets							51		51		51
Losses on hedges of net assets							(92)		(92)		(92)
Reclassification of OCI to Income statement					8	899	28		935		935
Tax				(15)	(41)	(277)	20		(313)		(313)
Total comprehensive income				5,855	116	691	7	—	6,669	3	6,672

Transactions with owners
Ordinary share dividends paid				(2,018)					(2,018)	(6)	(2,024)
Redemption of paid-in equity		(1,957)		(22)					(1,979)		(1,979)
Paid-in equity dividends paid				(352)					(352)		(352)
Shares repurchased (1)	(112)		112	(579)					(579)		(579)
Paid-in equity issued (2)		1,248							1,248		1,248
Purchase of non-controlling interest				(10)					(10)	(11)	(21)
Employee share schemes				88					88		88
Shares vested under employee share schemes			151						151		151
Share-based remuneration				31					31		31
At 31 December 2025	10,021	4,571	2,613	14,419	13	(752)	833	10,881	42,599	14	42,613

For the notes to this table refer to page 157.

NatWest Group Annual Report on Form 20-F 2025	155

Consolidated statement of changes in equity continued

					Other reserves
	Share		Other						Total	Non
	capital and	Paid-in	statutory	Retained		Cash flow	Foreign		owners'	controlling	Total
	share premium	equity	reserves (3)	earnings	Fair value	hedging (4,5)	exchange	Merger	equity	interests	equity
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2024	10,844	3,890	2,004	10,645	(49)	(1,899)	841	10,881	37,157	31	37,188
Profit attributable to ordinary shareholders and other equity owners
- continuing operations				4,721					4,721	9	4,730
- discontinued operations				81					81		81

Other comprehensive income
Realised gains on FVOCI equity shares				54	(54)				—		—
Remeasurement of retirement benefit schemes				(166)					(166)		(166)
Changes in fair value of credit in financial liabilities designated at FVTPL due to own credit risk				(33)					(33)		(33)
Unrealised losses					(40)				(40)		(40)
Amounts recognised in equity						(872)			(872)		(872)
Retranslation of net assets							(194)		(194)		(194)
Gains on hedges of net assets							122		122		122
Reclassification of OCI to Income statement					21	1,494	77		1,592		1,592
Tax				48	19	(166)	(20)		(119)		(119)
Total comprehensive income				4,705	(54)	456	(15)	—	5,092	9	5,101

Transactions with owners
Ordinary share dividends paid				(1,505)					(1,505)	(12)	(1,517)
Paid-in equity dividends paid				(283)					(283)		(283)
Shares repurchased (1,6)	(711)		711	(2,176)					(2,176)		(2,176)
Paid-in equity issued (2)		1,390							1,390		1,390
Employee share schemes				17					17		17
Shares vested under employee share schemes			175						175		175
Share-based remuneration				23					23		23
Own shares acquired			(540)						(540)		(540)
At 31 December 2024	10,133	5,280	2,350	11,426	(103)	(1,443)	826	10,881	39,350	28	39,378

For the notes to this table refer to the following page.

NatWest Group Annual Report on Form 20-F 2025	156

Consolidated statement of changes in equity continued

					Other reserves
	Share		Other						Total	Non
	capital and	Paid-in	statutory	Retained		Cash flow	Foreign		owners'	controlling	Total
	share premium	equity	reserves (3)	earnings	Fair value	hedging (4,5)	exchange	Merger	equity	interests	equity
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2023	11,700	3,890	1,393	10,019	(102)	(2,771)	1,478	10,881	36,488	8	36,496
Profit/(loss) attributable to ordinary shareholders and other equity owners
- continuing operations				4,748					4,748	(4)	4,744
- discontinued operations				(112)					(112)		(112)

Other comprehensive income
Realised gains on FVOCI equity shares				1	(1)				—		—
Remeasurement of retirement benefit schemes				(280)					(280)		(280)
Changes in fair value of credit in financial liabilities designated at FVTPL due to own credit risk				(39)					(39)		(39)
Unrealised gains					22				22		22
Amounts recognised in equity						187			187		187
Retranslation of net assets							(239)		(239)		(239)
Gains on hedges of net assets							107		107		107
Reclassification of OCI to Income statement					44	1,021	(487)		578		578
Tax				84	(12)	(336)	(18)		(282)		(282)
Total comprehensive income				4,402	53	872	(637)	—	4,690	(4)	4,686

Transactions with owners
Ordinary share dividends paid				(1,456)					(1,456)	(5)	(1,461)
Paid-in equity dividends paid				(242)					(242)		(242)
Shares repurchased (1)	(856)		856	(2,057)					(2,057)		(2,057)
Employee share schemes				14					14		14
Shares vested under employee share schemes			114						114		114
Share-based remuneration				(35)					(35)		(35)
Own shares acquired			(359)						(359)		(359)
Acquisition of subsidiary										32	32
At 31 December 2023	10,844	3,890	2,004	10,645	(49)	(1,899)	841	10,881	37,157	31	37,188

(1)	As part of the On Market Share Buyback Programmes NatWest Group plc repurchased and cancelled 105.5 million shares (2024 – 173.3 million, 2023 – 460.3 million, of which 2.3 million were settled in January 2024) of which 1.4 million shares were settled in January 2026. The total consideration for these shares excluding fees was £586.3 million (2024 - £450.9 million, 2023 - £1,151.7 million of which 4.9 million shares were settled in January 2024) of which 9 million was settled in January 2026. The nominal value of the share cancellations was transferred to the capital redemption reserve.
(2)	Net of issuance fees of £2.8 million (2024 – £2.4 million), and the associated tax credit of £0.7 million (2024 –£0.7 million).
(3)	Other statutory reserves consists of Capital redemption reserve of £3,330 million (2024 - £3,218 million, 2023 - £2,507 million) and Own shares held reserve of £717 million (2024 - £868 million, 2023 - £503 million).
(4)	The change in the cash flow hedging reserve is driven by realised accrued interest transferred to the income statement and a decrease in swap rates in the year, where the portfolio of swaps are net receive fixed from an interest rate risk perspective.
(5)	The amount transferred from equity to the income statement is mostly recorded within net interest income mainly within loans to banks and customers – amortised costs, balances at central banks, bank deposits and customer deposits. Refer to Note 13.
(6)	In June 2024, there was an agreement to buy 392.4 million ordinary shares of the Company from His Majesty’s Treasury (HM Treasury) at 316.2 pence per share for total consideration of £1.2 billion. NatWest Group cancelled 222.4 million of the purchased ordinary shares, amounting to £706.9 million excluding fees and held the remaining 170.0 million shares as Own Shares Held, amounting to £540.2 million excluding fees. The nominal value of the share cancellation was transferred to the capital redemption reserve. There were no repurchases in 2025.

NatWest Group Annual Report on Form 20-F 2025	157

Consolidated cash flow statement

for the year ended 31 December 2025

		2025	2024	2023
	Note	£m	£m	£m
Cash flows from operating activities
Operating profit before tax from continuing operations		7,708	6,195	6,178
Operating profit/(loss) before tax from discontinued operations		—	81	(112)

Adjustments for:
Non-cash and other items	26	184	4,365	3,208
Change in operating assets and liabilities	26	972	(7,267)	(25,679)
Income taxes paid		(1,792)	(1,602)	(1,033)
Net cash flows from operating activities (1,2)		7,072	1,772	(17,438)

Cash flows from investing activities
Sale and maturity of other financial assets		46,754	41,618	25,195
Purchase of other financial assets		(62,033)	(53,961)	(44,906)
Income received on other financial assets		2,487	1,829	1,099
Net movement in business interests and intangible assets	27	(368)	(1,919)	4,601
Sale of property, plant and equipment		60	198	128
Purchase of property, plant and equipment		(665)	(464)	(811)
Net cash flows from investing activities		(13,765)	(12,699)	(14,694)

Cash flows from financing activities
Issue of paid-in equity		1,248	1,390	—
Redemption of paid-in equity		(1,979)	—	—
Issue of subordinated liabilities		828	1,386	611
Redemption of subordinated liabilities		(1,000)	(999)	(1,250)
Interest paid on subordinated liabilities		(267)	(459)	(439)
Issue of MRELs		4,864	5,051	3,973
Maturity and redemption of MRELs		(3,177)	(2,854)	(4,236)
Interest paid on MRELs		(1,035)	(885)	(844)
Purchase of non - controlling interest		(21)	—	—
Shares repurchased		(579)	(2,716)	(2,416)
Dividends paid		(2,376)	(1,800)	(1,703)
Net cash flows from financing activities		(3,494)	(1,886)	(6,304)

Effects of exchange rate changes on cash and cash equivalents		775	(1,166)	(1,189)

Net decrease in cash and cash equivalents		(9,412)	(13,979)	(39,625)
Cash and cash equivalents at 1 January		104,845	118,824	158,449
Cash and cash equivalents at 31 December	29	95,433	104,845	118,824

(1)	Includes interest received of £25,401 million (2024 - £24,996 million, 2023 - £20,345 million) and interest paid of £13,028 million (2024 - £13,689 million, 2023 - £8,871 million).
(2)	The total cash outflow for leases is £94 million (2024 - £95 million; 2023 - £122 million), including payment of principal amount of £77 million (2024 - £79 million, 2023 - £102 million) which are included in the operating activities.

NatWest Group Annual Report on Form 20-F 2025	158

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

Future accounting developments details new and amendments to existing accounting standards, their effective date, and our assessment of their impact on future financial statements.

1. Presentation of financial statements

NatWest Group plc is incorporated in the UK and registered in Scotland. The financial statements are presented in the functional currency, pounds sterling.

The audited financial statements include these accounting policies, the accompanying notes to the financial statements on pages 169 to 249 and the audited sections of the Risk and capital management section on pages 29 to 145 which together from an integral part of the primary financial statements.

The directors have prepared the financial statements on a going concern basis after assessing the principal risks, forecasts, projections and other relevant evidence over the twelve months from the date the financial statements are approved (see the Report of the directors) and in accordance with UK - adopted International Accounting Standards (IAS), and International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). The critical and material accounting policies and related judgements are set out below.

The financial statements are presented on an historical cost basis except for certain financial instruments which are stated at fair value.

The effect of the amendments to IFRS Accounting Standards effective from 1 January 2025 on our financial statements was immaterial.

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

NatWest Group Annual Report on Form 20-F 2025	159

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

In 2025, our scenario planning was enhanced by the further integration of NatWest Group’s climate transition plan, including the assessment of climate-related risks and opportunities.

●	Our climate transition plan includes an assessment of:
o	Changes in products, services and business operations to support customer transition towards net zero.
o	Financial impacts of supporting customer transition, including investment required. The linkage between our financial plan and our climate transition plan will continue to be developed and refreshed annually as part of the financial planning cycle.
o	The impact of UK Government policies. To estimate the impact of current UK Government policy on our climate transition plan, we developed a progress-adjusted scenario. We use the UK CCC’s Seventh Carbon Budget Report’s sectoral balanced pathways and apply estimated time delays based on the credibility assessment of policies from the UK CCC’s June 2025 Progress Report.

There remains considerable uncertainty in the climate policy environment, shaped by geopolitical developments and wider uncertainty over how the climate will evolve and how and when governments, regulators, businesses, investors and customers will respond.

Information used in other accounting estimates

We make use of reasonable and supportable information to make accounting judgements and estimates. This includes information about the observable effects of the physical and transition risks of climate change on the current creditworthiness of borrowers, asset values and market indicators. Many of the effects arising from climate change will be longer term in nature, with an inherent level of uncertainty, and have limited effect on accounting judgements and estimates for the current period. Some physical and transition risks can manifest in the shorter term. The following items represent the most significant effects:

●	The classification of financial instruments linked to climate, or other sustainability indicators. Consideration is given to whether the effect of climate - related terms prevent the instrument cashflows being solely payments of principal and interest.
●	The use of market indicators as inputs to fair value is assumed to include current information and knowledge regarding the effect of climate risk.

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

NatWest Group Annual Report on Form 20-F 2025	160

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

The use of market indicators as inputs to fair value is assumed to include current information and knowledge regarding the effect of climate risk.

NatWest Group Annual Report on Form 20-F 2025	161

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

Judgement is exercised as follows:

●	Non-modelled portfolios – under IFRS 9, there are bespoke treatments for the identification of significant increase in credit risk. Benchmark PDs, EADs and LGDs are reviewed annually for appropriateness. The ECL calculation is based on expected future cash flows, which is typically applied at a portfolio level.
●	Multiple economic scenarios (MES) – the central, or base, scenario is most critical to the ECL calculation, independent of the method used to generate a range of alternative outcomes and their probabilities.
●	Significant increase in credit risk - IFRS 9 requires that at each reporting date, an entity shall assess whether the credit risk on an account has increased significantly since initial recognition. Part of this assessment requires a comparison to be made between the current lifetime PD (i.e. the current probability of default over the remaining lifetime) with the equivalent lifetime PD as determined at the date of initial recognition.

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

Impaired financial assets are written off and therefore derecognised from the balance sheet when we conclude that there is no longer any realistic prospect of recovery of part, or all, of the loan. For financial assets that are individually assessed for impairment, the timing of the write-off is determined on a case-by-case basis. Such financial assets are reviewed regularly and write-off will be prompted by bankruptcy, insolvency, renegotiation, and similar events.

The typical time frames from initial impairment to write-off for our collectively assessed portfolios are:

●	Retail mortgages: write-off usually occurs within five years, or earlier, when an account is closed, but can be longer where the customer engages constructively;
●	Credit cards: the irrecoverable amount is typically written off after twelve arrears cycles or at four years post default any remaining amounts outstanding are written off;
●	Overdrafts and other unsecured loans: write-off occurs within six years;
●	Commercial loans: write-offs are determined in the light of individual circumstances; and uncollateralised impaired business loans are generally written off within five years.

NatWest Group Annual Report on Form 20-F 2025	162

Accounting policies continued

3. Material accounting policies

3.1. Revenue recognition

Interest receivable and payable are recognised in the income statement using the effective interest rate method for all financial instruments measured at amortised cost; debt instruments measured at fair value through other comprehensive income; and the effective part of any related accounting hedging instruments.

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

NatWest Group Annual Report on Form 20-F 2025	163

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

Actuarial gains and losses (i.e. gains and/or losses on remeasuring the net defined benefit asset or liability due to changes in actuarial measurement assumptions) are recognised in other comprehensive income in full in the period in which they arise, and not subject to recycling to the income statement.

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

NatWest Group Annual Report on Form 20-F 2025	164

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

A cash-generating unit is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. For the purposes of impairment testing, goodwill acquired in a business combination is allocated to cash-generating units or groups of cash-generating units expected to benefit from the combination.

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

NatWest Group Annual Report on Form 20-F 2025	165

Accounting policies continued

3.8. Financial instruments

Financial instruments are measured at fair value on initial recognition on the balance sheet.

Monetary financial assets are classified into one of the following subsequent measurement categories (subject to business model assessment and review of contractual cash flow for the purposes of sole payments of principal and interest where applicable):

●	amortised cost measured at cost using the effective interest rate method, less any impairment allowance;
●	fair value through other comprehensive income (FVOCI) measured at fair value, using the effective interest rate method and changes in fair value through other comprehensive income;
●	mandatory fair value through profit or loss (MFVTPL) measured at fair value and changes in fair value reported in the income statement; or
●	designated at fair value through profit or loss (DFV) (held for trading) measured at fair value and changes in fair value reported in the income statement.

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

Financial liabilities are classified into one of following measurement categories:

●	amortised cost measured at cost using the effective interest rate method;
●	held for trading measured at fair value and changes in fair value reported in income statement; or
●	designated at fair value through profit or loss; measured at fair value and changes in fair value reported in the income statement except changes in fair value attributable to the credit risk component recognised in other comprehensive income when no accounting mismatch occurs.

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

NatWest Group Annual Report on Form 20-F 2025	166

Accounting policies continued

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

NatWest Group Annual Report on Form 20-F 2025	167

Accounting policies continued

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

3.13. Financial guarantee contracts

Under a financial guarantee contract, we, in return for a fee, undertake to meet a customer's obligations under the terms of a debt instrument if the customer fails to do so. A financial guarantee not designated as fair value through profit or loss is recognised as a liability; initially at fair value and subsequently at the higher of its initial value less cumulative amortisation and any provision under the contract measured in accordance with our ECL accounting policy. Amortisation is calculated to recognise fees receivable in the income statement over the period of the guarantee. A separate asset is recognised in respect of fees receivable for provision of the financial guarantee.

Purchased financial guarantees are considered to be integral, and fully adjust the covered debt instrument expected credit loss provision, only where the guarantee is contemplated at the inception of the debt instrument and is entered into within a reasonable timeframe.

4. Future accounting developments

International Financial Reporting Standards

Effective 1 January 2026

●	Amendments to the Classification and Measurement of Financial Instruments (Amendments to IFRS 9 and IFRS 7 – Issued May 2024)

Effective 1 January 2027

●	Presentation and Disclosures in Financial Statements (IFRS 18 – Issued April 2024)
●	Subsidiaries without Public Accountability (IFRS 19 – Issued May 2024)

We are assessing the effect of adopting the accounting developments effective from 1 January 2027 on our financial statements and have largely completed a similar assessment for the Amendments to IFRS 9 and IFRS 7 effective from 1 January 2026. We do not expect any to have a material impact on our financial performance or position, although IFRS18 may have an impact on presentation and disclosure.

NatWest Group Annual Report on Form 20-F 2025	168

Notes to the consolidated financial statements

1 Net interest income

Net interest income is the difference between the interest NatWest Group earns from its interest-bearing assets, such as loans, balances with central banks and other financial assets, and the interest paid on its interest-bearing liabilities, such as deposits and subordinated liabilities.

Interest income on financial instruments measured at amortised cost, debt instruments classified as FVOCI and the interest element of the effective portion of any designated hedging relationships are measured using the effective interest rate method, which allocates the interest income or interest expense over the expected life of the asset or liability at the rate that exactly discounts all estimated future cash flows to equal the instrument's initial carrying amount. Calculation of the effective interest rate takes into account fees payable or receivable that are an integral part of the instrument’s yield, premiums or discounts on acquisition or issue, early redemption fees and transaction costs. All contractual terms of a financial instrument are considered when estimating future cash flows. Interest income on financial assets is presented in interest receivable, interest expense on financial liabilities is presented in interest payable. Negative interest on financial assets is presented in interest payable and negative interest on financial liabilities is presented in interest receivable. Included in interest receivable (Loans to customers - amortised cost) is finance lease income of £588 million (2024 - £549 million) which is recognised at a constant periodic rate of return before tax on the net investment.

For accounting policy information refer to Accounting policy 3.1.

	2025	2024	2023
Continuing operations	£m	£m	£m
Balances at central banks and loans to banks - amortised cost	3,299	4,047	3,737
Loans to customers - amortised cost	19,293	18,295	15,553
Other financial assets	3,106	2,845	1,736
Interest receivable	25,698	25,187	21,026

Bank deposits	1,776	1,534	1,039
Customer deposits	7,607	8,332	5,276
Other financial liabilities	3,103	3,581	3,198
Subordinated liabilities	383	465	464
Interest payable	12,869	13,912	9,977
Net interest income	12,829	11,275	11,049

NatWest Group Annual Report on Form 20-F 2025	169

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

Other operating income includes revenue from other operating activities which are not related to the principal activities of the company, such as: share of profit or loss of associates; operating lease income; the profit or loss on the sale of a subsidiary or property, plant and equipment; profit or loss on own debt; and changes in the fair value of financial assets and liabilities designated at fair value through profit or loss.

For accounting policy information refer to Accounting policies 3.1, 3.6, 3.8 and 3.11.

	2025	2024	2023
Continuing operations	£m	£m	£m
Net fees and commissions (1)	2,514	2,467	2,330
Trading income
Foreign exchange	452	310	270
Interest rate (2)	590	687	595
Credit	68	(163)	(72)
Changes in fair value of own debt and derivative liabilities
attributable to own credit risk - debt securities in issue	1	(9)	(2)
Equities, commodities and other	1	—	3
	1,112	825	794
Other operating income
Rental income on operating lease assets and investment property	219	233	234
Changes in fair value of financial assets and liabilities designated at FVTPL (3)	(132)	(137)	(150)
Changes in fair value of other financial assets at FVTPL (4)	41	75	50
Hedge ineffectiveness	(16)	2	52
Profit/(loss) on disposal of amortised cost assets and liabilities	9	5	(5)
Loss on disposal of fair value through other comprehensive income assets	(8)	(19)	(43)
Profit/(loss) on sale of property, plant and equipment	7	31	(21)
Loss on disposal of subsidiaries and associates	(43)	—	(2)
Share of profits/(losses) of associated entities	68	19	(9)
Foreign exchange recycling (losses)/gains	(28)	(76)	484
Other income (5)	69	3	(11)
	186	136	579
	3,812	3,428	3,703

(1)	Refer to Note 4 for further analysis.
(2)	Includes fair value changes on derivatives not designated in a hedge accounting relationship, and gains and losses from structural hedges.
(3)	Includes related derivatives.
(4)	Includes instruments that have failed solely payments of principal and interest testing under IFRS 9.
(5)	Includes dividend income £60 million (2024 - £9 million; 2023 - £7 million).

NatWest Group Annual Report on Form 20-F 2025	170

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

For accounting policy information refer to Accounting policies 3.3, 3.4 and 3.5.

	2025	2024	2023
Continuing operations	£m	£m	£m
Salaries	2,456	2,477	2,483
Bonus awards (1)	479	411	353
Temporary and contract costs	162	162	199
Social security costs	418	371	352
Pension costs	338	311	313
- defined benefit schemes (Note 5)	93	86	122
- defined contribution schemes	245	225	191
Other	321	329	201
Staff costs	4,174	4,061	3,901

Premises and equipment	1,291	1,211	1,153
Bank levy	123	142	109
Depreciation and amortisation (2)	1,154	1,058	934
Other administrative expenses (3)	1,520	1,677	1,899
Administrative expenses	4,088	4,088	4,095
	8,262	8,149	7,996

(1)Includes current year charge for amounts deferred from prior years. Refer to reconciliation of bonus awards to income statement charge on page 174.

(2)Includes depreciation of right of use assets of £92 million (2024 - £103 million; 2023 - £104 million).

(3)Includes litigation and conduct costs, net of amounts recovered. Refer to Note 20 for further details.

The average number of persons employed during the year, excluding temporary staff and rounded to the nearest hundred, was 59,300 (2024 - 60,700; 2023- 61,500). The average number of temporary employees during the year, rounded to the nearest hundred, was 1,300 (2024 - 1,400; 2023 - 2,100).

NatWest Group Annual Report on Form 20-F 2025	171

Notes to the consolidated financial statements continued

3 Operating expenses continued

The number of persons employed at 31 December 2025, excluding temporary staff and rounded to the nearest hundred, by reportable segment, was as follows:

Continuing operations	2025	2024	2023
Retail Banking	12,200	13,000	14,300
Private Banking & Wealth Management	2,100	2,200	2,400
Commercial & Institutional	12,300	12,700	12,400
Central items & other	32,400	31,800	32,500
Total	59,000	59,700	61,600

UK	39,000	40,100	41,500
India	18,800	17,600	16,900
Poland (1)	100	800	1,500
USA	300	300	300
Republic of Ireland	—	100	400
Rest of the World	800	800	1,000
Total	59,000	59,700	61,600

(1)	Reflecting closure of operations in Poland.

NatWest Group Annual Report on Form 20-F 2025	172

Notes to the consolidated financial statements continued

3 Operating expenses continued

Share-based payments

Award plan	Eligible employees	Nature of award	Vesting conditions (1)	Settlement
Sharesave	UK, Channel Islands, Gibraltar, Isle of Man, Poland and India.	Option to buy shares under employee savings plan	Continuing employment or leavers in certain circumstances	2026 to 2030
Deferred performance awards	All	Awards of ordinary shares and conditional shares	Continuing employment or leavers in certain circumstances	2026 to 2031
Long-term incentives (2)	Senior employees	Awards of ordinary shares and conditional shares	Continuing employment or leavers in certain circumstances and/or satisfaction of the pre-vesting assessment and underpins	2026 to 2032
Sharing in Success (3)	All	Awards of ordinary shares and conditional shares	Future continuing employment and achievement of pre-defined measures.	2026

(1)	All awards are subject to the discretion of Remuneration Committee.
(2)

Long-term incentives include buy-out awards offered to compensate certain new hires for the loss of forfeited awards from their previous employment. Existing Long - term incentives vest over 3 to 7 years.

(3)	In 2025 12.5 million shares at total value of £60.5 million were granted and vested under Sharing in Success.

Sharesave	2025		2024		2023
	Average	Shares	Average	Shares	Average	Shares
	exercise price	under option	exercise price	under option	exercise price	under option
	£	(million)	£	(million)	£	(million)
At 1 January	1.93	101	1.59	114	1.63	99
Granted	4.67	18	2.94	24	1.42	43
Exercised	1.82	(20)	1.52	(32)	1.44	(23)
Cancelled	1.99	(3)	1.60	(5)	1.72	(5)
At 31 December	2.45	96	1.93	101	1.59	114

The fair value of Sharesave options granted in 2025 was determined using a pricing model that included: expected volatility of share price determined at the grant date based on historical share price volatility over a period of up to five years; expected option lives that equal the vesting period; estimated dividend yield on equity shares; and risk-free interest rates determined from UK gilts with terms matching the expected lives of the options.

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

Options are exercisable within six months of vesting; 5.1 million options were exercisable at 31 December 2025 (2024 – 8.9 million; 2023 – 19.0 million). The weighted average share price at the date of exercise of options was £6.39 (2024 - £4.03; 2023 - £2.20). At 31 December 2025, exercise prices ranged from £1.42 to £4.67 (2024 - £1.42 to £2.94; 2023 - £1.12 to £1.89) and the remaining average contractual life was 2.11 years (2024 – 2.35 years; 2023 – 2.25 years). The fair value of options granted in 2025 was £29.8 million (2024 - £28.3 million; 2023 - £27.3 million).

Deferred performance awards	2025		2024		2023
	Value at	Shares	Value at	Shares	Value at	Shares
	grant	awarded	grant	awarded	grant	awarded
	£m	(million)	£m	(million)	£m	(million)
At 1 January	66	30	76	35	93	46
Granted	60	14	50	23	52	20
Forfeited	(4)	(1)	(3)	(1)	(2)	(1)
Vested	(52)	(18)	(57)	(27)	(67)	(30)
At 31 December	70	25	66	30	76	35

NatWest Group Annual Report on Form 20-F 2025	173

Notes to the consolidated financial statements continued

3 Operating expenses continued

The awards granted in 2025 vest in equal tranches on the anniversary of the award, predominantly over three years.

Long-term incentives	2025		2024		2023
	Value at	Shares	Value at	Shares	Value at	Shares
	grant	awarded	grant	awarded	grant	awarded
	£m	(million)	£m	(million)	£m	(million)
At 1 January	40	19	49	23	49	23
Granted	18	4	9	5	11	5
Vested/exercised	(13)	(5)	(11)	(5)	(10)	(4)
Lapsed	(4)	(1)	(7)	(4)	(1)	(1)
At 31 December	41	17	40	19	49	23

The market value of awards vested/exercised in 2025 was £34.4 million (2024 - £19.3 million; 2023 - £9.5 million).

Bonus awards	2025	2024	Change
	£m	£m	%
Deferred cash awards (1)	438	387	13%
Deferred share awards	58	61	(5)%
Total bonus awards (2)	496	448	11%
Bonus awards as a % of operating profit before tax and bonus awards	6%	7%
Proportion of bonus awards that are deferred
- deferred cash awards	88%	86%
- deferred share awards	12%	14%

Reconciliation of bonus awards to income statement charge

	2025	2024	2023
	£m	£m	£m
Bonus awarded	496	448	356
Less: deferral of charge for amounts awarded for current year	(155)	(144)	(114)
Income statement charge for amounts awarded in current year	341	304	242

Add: current year charge for amounts deferred from prior years	144	109	115
Less: forfeiture of amounts deferred from prior years	(6)	(2)	(4)
Income statement charge for amounts deferred from prior years	138	107	111
Income statement charge for bonus awards (2)	479	411	353

(1)	Includes March cash awards which are limited to £2,000 for all employees and are paid in the March following the balance sheet date.
(2)	Excludes other performance-related compensation.

NatWest Group Annual Report on Form 20-F 2025	174

Notes to the consolidated financial statements continued

3 Operating expenses continued

Year in which income statement charge is expected to be taken for deferred bonus awards

	Actual			Expected
					2027
	2023	2024	2025	2026	and beyond
	£m	£m	£m	£m	£m
Bonus awards deferred from 2023 and earlier	115	109	22	7	3
Bonus awards deferred from 2024	—	—	122	10	7
Less: forfeiture of amounts deferred from prior years	(4)	(2)	(6)	—	—
Bonus awards deferred for 2025	—	—	—	137	18
	111	107	138	154	28

4 Segmental analysis

NatWest Group analyses its performance between the different operating segments of the Group as required by IFRS 8 Operating segments. The presentation is consistent with internal financial reporting and how senior management assesses the performance of each operating segment.

Reportable operating segments:

The business is organised into the following reportable segments: Retail Banking, Private Banking & Wealth Management, Commercial & Institutional, and Central items & other.

Retail Banking serves personal customers in the UK.

Private Banking &Wealth Management serves UK-connected high net worth individuals and their business interests.

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

NatWest Group Annual Report on Form 20-F 2025	175

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

		Private Banking		Central
	Retail	& Wealth	Commercial &	items
	Banking	Management	Institutional	& other	Total
2025	£m	£m	£m	£m	£m
Continuing operations
Net interest income	6,064	757	6,149	(141)	12,829
Net fees and commissions	429	340	1,729	16	2,514
Other non-interest income	2	34	931	331	1,298
Total income	6,495	1,131	8,809	206	16,641
Depreciation and amortisation	(1)	(1)	(164)	(988)	(1,154)
Other operating expenses	(2,936)	(726)	(4,356)	910	(7,108)
Impairment (losses)/releases	(437)	(10)	(225)	1	(671)
Operating profit	3,121	394	4,064	129	7,708

2024
Continuing operations
Net interest income	5,233	645	5,339	58	11,275
Net fees and commissions	408	290	1,765	4	2,467
Other non-interest income	9	34	853	65	961
Total income	5,650	969	7,957	127	14,703
Depreciation and amortisation	(1)	(1)	(154)	(902)	(1,058)
Other operating expenses	(2,936)	(715)	(4,120)	680	(7,091)
Impairment (losses)/releases	(282)	11	(98)	10	(359)
Operating profit/(loss)	2,431	264	3,585	(85)	6,195
2023
Continuing operations
Net interest income	5,496	710	5,044	(201)	11,049
Net fees and commissions	427	249	1,654	—	2,330
Other non-interest income	8	31	723	611	1,373
Total income	5,931	990	7,421	410	14,752
Depreciation and amortisation	(1)	(1)	(154)	(778)	(934)
Other operating expenses	(2,827)	(684)	(3,937)	386	(7,062)
Impairment losses	(465)	(14)	(94)	(5)	(578)
Operating profit	2,638	291	3,236	13	6,178

NatWest Group Annual Report on Form 20-F 2025	176

Notes to the consolidated financial statements continued

4 Segmental analysis continued

Total revenue (1)
		Private Banking
	Retail	& Wealth	Commercial &	Central items &
	Banking	Management	Institutional	other	Total
2025	£m	£m	£m	£m	£m
Continuing operations
External	10,146	1,262	13,414	5,421	30,243
Inter-segmental (2)	5	1,525	(1,505)	(25)	—
Total	10,151	2,787	11,909	5,396	30,243

2024
Continuing operations
External	9,041	1,250	14,194	4,838	29,323
Inter-segmental (2)	11	1,538	(1,769)	220	—
Total	9,052	2,788	12,425	5,058	29,323

2023
Continuing operations
External	7,366	1,157	12,519	4,340	25,382
Inter-segmental (2)	5	1,000	(1,602)	597	—
Total	7,371	2,157	10,917	4,937	25,382

Total income
		Private Banking
	Retail	& Wealth	Commercial &	Central items &
	Banking	Management	Institutional	other	Total
2025	£m	£m	£m	£m	£m
Continuing operations
External	6,559	208	8,324	1,550	16,641
Inter-segmental (2)	(64)	923	485	(1,344)	—
Total	6,495	1,131	8,809	206	16,641

2024
Continuing operations
External	4,743	26	8,250	1,684	14,703
Inter-segmental (2)	907	943	(293)	(1,557)	—
Total	5,650	969	7,957	127	14,703

2023
Continuing operations
External	4,170	327	7,730	2,525	14,752
Inter-segmental (2)	1,761	663	(309)	(2,115)	—
Total	5,931	990	7,421	410	14,752

For the notes to this table refer to page 180.

NatWest Group Annual Report on Form 20-F 2025	177

Notes to the consolidated financial statements continued

4 Segmental analysis continued

Analysis of net fees and commissions

		Private Banking
	Retail	& Wealth	Commercial &	Central items
	Banking	Management	Institutional	& other	Total
2025	£m	£m	£m	£m	£m
Continuing operations
Fees and commissions receivable
- Payment services	350	38	731	—	1,119
- Credit and debit card fees	424	30	268	—	722
- Lending and financing	16	9	744	—	769
- Brokerage	34	10	49	—	93
- Investment management, trustee and fiduciary services	3	265	53	21	342
- Underwriting fees	—	—	161	—	161
- Other	5	8	41	(13)	41
Total	832	360	2,047	8	3,247
Fees and commissions payable	(403)	(20)	(318)	8	(733)
Net fees and commissions	429	340	1,729	16	2,514

2024
Continuing operations
Fees and commissions receivable
- Payment services	322	37	700	—	1,059
- Credit and debit card fees	402	13	261	5	681
- Lending and financing	18	5	771	—	794
- Brokerage	34	9	46	—	89
- Investment management, trustee and fiduciary services	2	235	48	19	304
- Underwriting fees	—	—	155	—	155
- Other	7	11	95	(20)	93
Total	785	310	2,076	4	3,175
Fees and commissions payable	(377)	(20)	(311)	—	(708)
Net fees and commissions	408	290	1,765	4	2,467

2023
Continuing operations
Fees and commissions receivable
- Payment services	324	32	671	3	1,030
- Credit and debit card fees	400	13	260	3	676
- Lending and financing	14	5	709	1	729
- Brokerage	35	6	42	—	83
- Investment management, trustee and fiduciary services	2	209	45	10	266
- Underwriting fees	—	—	123	—	123
- Other	4	5	73	(6)	76
Total	779	270	1,923	11	2,983
Fees and commissions payable	(352)	(21)	(269)	(11)	(653)
Net fees and commissions	427	249	1,654	—	2,330

NatWest Group Annual Report on Form 20-F 2025	178

Notes to the consolidated financial statements continued

4 Segmental analysis continued

	2025		2024		2023
	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
	£m	£m	£m	£m	£m	£m
Retail Banking	240,259	206,398	232,835	198,795	228,684	191,936
Private Banking & Wealth Management	30,457	42,895	28,593	42,603	26,894	37,806
Commercial & Institutional	391,869	354,499	398,750	367,342	384,958	359,766
Central items & other	51,968	68,148	47,807	59,867	52,137	65,977
Total	714,553	671,940	707,985	668,607	692,673	655,485

Segmental analysis of goodwill

The total carrying value of goodwill at 31 December 2025 was £5,520 million (2024 - £5,675 million) comprising: Retail Banking £2,607 million (2024 - £2,607 million); Private Banking & Wealth Management £9 million (2024 - £9 million); Commercial & Institutional £2,904 million (2024 - £2,904 million) and Central items & other - nil (2024 – £155 million). Refer to Note 16 for more details.

NatWest Group Annual Report on Form 20-F 2025	179

Notes to the consolidated financial statements continued

4 Segmental analysis continued

Geographical segments

The geographical analysis in the tables below has been compiled on the basis of location of office where the transactions are recorded.

	UK	USA	Europe	RoW	Total
2025	£m	£m	£m	£m	£m
Continuing operations
Total revenue (1)	28,745	294	1,103	101	30,243
Interest receivable	25,021	23	636	18	25,698
Interest payable	(12,496)	(48)	(318)	(7)	(12,869)
Net fees and commissions	2,103	142	216	53	2,514
Trading income	902	136	44	30	1,112
Other operating income	26	(7)	167	—	186
Total income (3)	15,556	246	745	94	16,641
Operating profit before tax	7,109	99	369	131	7,708
Total assets	638,475	22,924	52,402	752	714,553
Total liabilities	616,010	21,413	34,202	315	671,940
Contingent liabilities and commitments (4)	139,306	—	7,817	—	147,123

	UK	USA	Europe	RoW	Total
2024	£m	£m	£m	£m	£m
Continuing operations
Total revenue (1)	28,067	297	857	102	29,323
Interest receivable	24,276	32	859	20	25,187
Interest payable	(13,328)	(63)	(516)	(5)	(13,912)
Net fees and commissions	2,096	108	207	56	2,467
Trading income	648	135	18	24	825
Other operating income	403	(4)	(264)	1	136
Total income (3)	14,095	208	304	96	14,703
Operating profit/(loss) before tax	6,146	75	(151)	125	6,195
Total assets	627,519	25,793	53,392	1,281	707,985
Total liabilities	608,708	23,495	35,602	802	668,607
Contingent liabilities and commitments (4)	132,035	—	7,925	1	139,961

2023
Continuing operations
Total revenue (1)	24,096	167	1,016	103	25,382
Interest receivable	20,192	39	774	21	21,026
Interest payable	(9,500)	(1)	(472)	(4)	(9,977)
Net fees and commissions	2,052	49	172	57	2,330
Trading income	704	66	1	23	794
Other operating income	556	(10)	30	3	579
Total income (3)	14,004	143	505	100	14,752
Operating profit/(loss) before tax	6,196	45	(149)	86	6,178
Total assets	610,831	23,725	56,001	2,116	692,673
Total liabilities	594,250	22,106	37,506	1,623	655,485
Contingent liabilities and commitments (4)	124,298	—	7,561	21	131,880

(1)	Total revenue comprises interest receivable, fees and commissions receivable, income from trading activities and other operating income.
(2)	Revenue and income arising from transactions between the group’s segments are reported as inter-segment and include net inter-segment funding income/(expense).
(3)	Total income excludes internal service fee income which has been calculated on a cost plus mark-up basis.
(4)	Refer to Note 25 Memorandum items - Contingent liabilities and commitments.

NatWest Group Annual Report on Form 20-F 2025	180

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

These have been closed to new entrants since 2006, although active members continue to build up additional pension benefits, currently subject to 2% maximum annual pensionable salary inflation, while they remain employed by NatWest Group.

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

Investment strategy

The assets of the Main section represent 90% of all plan assets at 31 December 2025 (2024 - 90%) and are invested as shown below.

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

NatWest Group Annual Report on Form 20-F 2025	181

Notes to the consolidated financial statements continued

5 Pensions continued

The Main and AA sections now include buy-in insurance policies, following transactions over 2023-2025. Each insurance transaction saw a premium paid to an insurer in exchange for a buy-in insurance contract. The contracts provide a stream of cashflows to the Trustee replicating payments due to members, thereby passing material demographic and market risk to the insurer.

At 31 December 2025, the Main section included buy-in insurance contracts covering around 44% of the liabilities, while around 99% of AA section liabilities were insured.

The premium for each transaction was determined by the insurer using its pricing basis. Under IAS 19, the value placed on this asset mirrors the valuation of the defined benefit obligations covered, incorporating an assessment of credit risk. Since the insurer’s pricing basis is more conservative than the best-estimate valuation under IAS 19, an asset loss arises at outset. However, the asset loss is offset by a corresponding movement in the asset ceiling adjustment, meaning the net balance sheet and OCI impacts are neutral. Once the contract has been established, the value of the buy-in insurance contracts will move in line with movements in the defined benefit obligations covered, protecting the scheme against demographic and market risk.

Major classes of plan assets as a percentage of total plan assets of the Main section

	2025			2024
	Quoted	Unquoted	Total	Quoted	Unquoted	Total
	%	%	%	%	%	%
Equities	—	6.1	6.1	0.1	6.6	6.7
Index-linked bonds	16.8	—	16.8	23.6	—	23.6
Government bonds	8.6	—	8.6	9.9	—	9.9
Corporate and other bonds	12.4	3.0	15.4	14.4	4.1	18.5
Real estate	—	2.7	2.7	—	2.4	2.4
Derivatives	—	(0.2)	(0.2)	—	0.1	0.1
Buy-in insurance contracts	—	35.9	35.9	—	27.0	27.0
Cash and other assets	—	14.7	14.7	—	11.8	11.8
	37.8	62.2	100.0	48.0	52.0	100.0

The Main section’s holdings of derivative instruments are summarised in the table below:

	2025			2024
	Notional	Fair value		Notional	Fair value
	amounts	Assets	Liabilities	amounts	Assets	Liabilities
	£bn	£m	£m	£bn	£m	£m
Inflation rate swaps	8	33	88	24	1,548	812
Interest rate swaps	30	363	390	57	3,096	3,763
Currency forwards	10	76	38	8	60	130
Equity and bond call options	—	—	—	—	—	—
Equity and bond put options	—	—	—	—	—	—
Other	1	—	3	1	22	4

Swaps have been executed at prevailing market rates and within standard market bid/offer spreads with a number of counterparties, including NWB Plc.

At 31 December 2025, the gross notional value of the swaps was £39 billion (2024 - £81 billion) and had a net negative fair value of £85 million (2024 - £73 million net positive) against which the scheme had posted 43% collateral.

NatWest Group Annual Report on Form 20-F 2025	182

Notes to the consolidated financial statements continued

5 Pensions continued

The schemes do not invest directly in NatWest Group but may have exposure to NatWest Group through indirect holdings. The trustees of the respective UK schemes are responsible for ensuring that indirect investments in NatWest Group do not exceed the regulatory limit of 5% of plan assets.

Changes in value of net pension assets/(liability)

	Main section				All schemes
		Present value	Asset	Net			Asset
	Fair value	of defined	ceiling/	pension	Fair	Present value	ceiling/	Net
	of plan	benefit	minimum	assets/	value of	of defined	minimum	pension
	assets	obligation (1)	funding	liability	plan assets	benefit obligation (1)	funding	assets (2)
	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2024	33,638	(26,534)	(7,104)	—	37,111	(29,592)	(7,417)	102
Currency translation and other adjustments	—	—	—	—	(5)	9	(4)	—
Income statement - operating expenses	1,589	(1,319)	(341)	(71)	1,737	(1,468)	(355)	(86)
Other comprehensive income	(4,612)	2,118	2,360	(134)	(4,860)	2,278	2,416	(166)
Contributions by employer	205	—	—	205	250	—	—	250
Contributions by plan participants and other scheme members	7	(7)	—	—	11	(11)	—	—
Assets/liabilities extinguished upon settlement	—	—	—	—	(42)	42	—	—
Benefits paid	(1,281)	1,281	—	—	(1,445)	1,455	—	10
At 1 January 2025	29,546	(24,461)	(5,085)	—	32,757	(27,287)	(5,360)	110
Currency translation and other adjustments	—	—	—	—	34	(11)	(12)	11
Income statement - operating expenses
Net interest expense	1,606	(1,323)	(282)	1	1,755	(1,453)	(294)	8
Current service cost	—	(59)	—	(59)	—	(85)	—	(85)
Past service cost	—	(1)	—	(1)	—	(14)	—	(14)
Loss on curtailments and settlements	—	—	—	—	—	(2)	—	(2)
	1,606	(1,383)	(282)	(59)	1,755	(1,554)	(294)	(93)
Other comprehensive income
Return on plan assets excluding recognised interest income (3)	(1,107)	—	—	(1,107)	(1,305)	—	—	(1,305)
Experience gains and losses	—	(165)	—	(165)	—	(176)	—	(176)
Effect of changes in actuarial financial assumptions	—	823	—	823	—	1,001	—	1,001
Effect of changes in actuarial demographic assumptions	—	(108)	—	(108)	—	(91)	—	(91)
Asset ceiling adjustments (3)	—	—	565	565	—	—	602	602
	(1,107)	550	565	8	(1,305)	734	602	31
Contributions by employer (4)	51	—	—	51	93	—	—	93
Contributions by plan participants and other scheme members	7	(7)	—	—	10	(10)	—	—
Assets/liabilities extinguished upon settlement	—	—	—	—	(55)	55	—	—
Benefits paid	(1,292)	1,292	—	—	(1,444)	1,448	—	4
At 31 December 2025	28,811	(24,009)	(4,802)	—	31,845	(26,625)	(5,064)	156

(1)	Defined benefit obligations are subject to annual valuation by independent actuaries.
(2)	NatWest Group recognises the net pension scheme surplus or deficit as a net asset or liability. In doing so, the funded status is adjusted to reflect any schemes with a surplus that NatWest Group may not be able to access, as well as any minimum funding requirement to pay in additional contributions. This is most relevant to the Main section, where the surplus is not recognised as the trustees have rights over the use of the surplus. Other NatWest Group schemes that this applies to include the Ulster Bank Pension Scheme (NI) and the NatWest Markets section.
(3)	Buy-in transactions have had an, offsetting impact on the ‘Return on plan assets excluding recognised interest income’ and “Asset ceiling adjustments” line items recognised in OCI.
(4)	NatWest Group expects to make contributions to the Main section of £40 million in 2026.

NatWest Group Annual Report on Form 20-F 2025	183

Notes to the consolidated financial statements continued

5 Pensions continued

Amounts recognised on the balance sheet

	All schemes
	2025	2024
	£m	£m
Fund asset at fair value	31,845	32,757
Present value of fund liabilities	(26,625)	(27,287)
Funded status	5,220	5,470
Assets ceiling/minimum funding	(5,064)	(5,360)
	156	110

Net pension asset/(liability) comprises

	2025	2024
	£m	£m
Net assets of schemes in surplus (Note 17)	234	190
Net liabilities of schemes in deficit (Note 20)	(78)	(80)
	156	110

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

This triennial funding valuation determined the funding level to be 115%, pension liabilities to be £29 billion and the surplus to be £4 billion, all assessed on the agreed funding basis. The average cost of the future service of current members is 21.2% of salary before contributions from those members. Given the strong funding level, it was agreed that future service contributions would cease from 1 January 2025. The sponsor continues to meet administrative expenses.

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

NatWest Group Annual Report on Form 20-F 2025	184

Notes to the consolidated financial statements continued

5 Pensions continued

The most significant assumptions used for the Main section are shown below:

	Principal IAS 19 actuarial assumptions (1)
	2025	2024
	%	%
Discount rate	5.7	5.6
Inflation assumption (RPI)	2.9	3.2
Rate of increase in salaries	1.8	1.8
Rate of increase in deferred pensions	2.9	3.4
Rate of increase in pensions in payment	2.4	2.6
Lump sum conversion rate at retirement	18.0	18.0

Longevity at age 60:	years	years
Current pensioners
Males	26.9	26.5
Females	28.6	28.5
Future pensioners, currently aged 40
Males	27.9	27.5
Females	29.9	29.7

(1)	The above financial assumptions are long-term assumptions set with reference to the period over which the obligations are expected to be settled.

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

NatWest Group Annual Report on Form 20-F 2025	185

Notes to the consolidated financial statements continued

5 Pensions continued

The weighted average duration of the Main section's defined benefit obligation at 31 December 2025 is 13 years (2024 – 13 years). The chart below shows the projected benefit payment pattern for the Main section in nominal terms. These cashflows are based on the most recent formal actuarial valuation, effective 31 December 2023.

NatWest Group Annual Report on Form 20-F 2025	186

Notes to the consolidated financial statements continued

5 Pensions continued

The table below shows how the funded status of the Main section would change if the key assumptions used were changed independently. In practice the variables have a degree of correlation and do not move completely in isolation.

	(Decrease)/	(Decrease)/	Increase in
	increase in	increase in	net pension
	value of	value of	(obligations)/
	assets	liabilities	assets
2025 (1)	£m	£m	£m
0.5% increase in interest rates/discount rate	(1,434)	(1,425)	(9)
0.25% increase in inflation	585	525	60
0.5% increase in credit spreads	(10)	(1,425)	1,415
Longevity increase of one year	308	773	(465)
0.25% additional rate of increase in pensions in payment	264	613	(349)
Increase in equity values of 10% (2)	180	na	180

2024
0.5% increase in interest rates/discount rate	(1,554)	(1,529)	(25)
0.25% increase in inflation	648	571	77
0.5% increase in credit spreads	(4)	(1,529)	1,525
Longevity increase of one year	295	832	(537)
0.25% additional rate of increase in pensions in payment	205	605	(400)
Increase in equity values of 10% (2)	199	na	199

na = not applicable

(1)	The asset sensitivities shown for 2025 are derived using benchmark information, so will be more approximate than those shown for 2024.
(2)	Includes both quoted and private equity.

The table below shows the combined change in defined benefit obligation from larger movements in these assumptions, assuming no changes in other assumptions.

		Change in life expectancies
		-2 years	-1 year	No change	+ 1 year	+ 2 years
2025		£bn	£bn	£bn	£bn	£bn
Change in credit spreads	+50 bps	(2.9)	(2.2)	(1.4)	(0.7)	—
	No change	(1.6)	(0.8)	—	0.8	1.5
	-50 bps	(0.1)	0.7	1.6	2.4	3.2

2024
Change in credit spreads	+50 bps	(3.1)	(2.3)	(1.5)	(0.7)	—
	No change	(1.7)	(0.9)	—	0.8	1.7
	-50 bps	(0.2)	0.7	1.7	2.5	3.4

NatWest Group Annual Report on Form 20-F 2025	187

Notes to the consolidated financial statements continued

5 Pensions continued

The defined benefit obligation of the Main section is attributable to the different classes of scheme members in the following proportions:

	2025	2024
Membership category	%	%
Active members	4.5	6.9
Deferred members	34.5	40.7
Pensioners and dependants	61.0	52.4
	100.0	100.0

The experience history of NatWest Group schemes is shown below:

	Main section					All schemes
	2025	2024	2023	2022	2021	2025	2024	2023	2022	2021
Experience history of defined benefit schemes	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Fair value of plan assets	28,811	29,546	33,638	34,016	52,021	31,845	32,757	37,111	37,598	57,787
Present value of plan obligations	(24,009)	(24,461)	(26,534)	(24,733)	(42,020)	(26,625)	(27,287)	(29,592)	(27,601)	(46,808)
Net surplus	4,802	5,085	7,104	9,283	10,001	5,220	5,470	7,519	9,997	10,979

Experience (losses)/gains on plan liabilities	(165)	13	(1,531)	(2,053)	241	(176)	(3)	(1,599)	(2,137)	237
Experience (losses)/gains on plan assets	(1,107)	(4,612)	(1,042)	(18,180)	841	(1,305)	(4,860)	(1,182)	(20,326)	872
Actual return on plan assets	499	(3,023)	634	(17,248)	1,554	450	(3,123)	659	(19,285)	1,667
Actual return on plan assets	1.7%	(9.0)%	1.9%	(33.2)%	3.0%	1.4%	(8.4)%	1.8%	(33.4)%	2.9%

6 Auditor’s remuneration

Amounts payable to NatWest Group's auditors for statutory audit and other services are set out below.

All audit-related and other services are approved by the Group Audit Committee and are subject to strict controls to ensure the external auditor’s independence is unaffected by the provision of other services. The Group Audit Committee recognises that for certain assignments, the auditors are best placed to perform the work economically; for other work, NatWest Group selects the supplier best placed.

	2025	2024	2023
	£m	£m	£m
Fees payable for:
- the audit of NatWest Group’s annual accounts (1)	5.3	5.1	4.9
- the audit of NatWest Group plc’s subsidiaries (1)	34.8	32.5	32.3
- audit-related assurance services (1,2)	4.7	4.2	4.5
Total audit and audit-related assurance services fees	44.8	41.8	41.7

Other assurance services	1.0	1.0	0.7
Corporate finance services (3)	0.9	3.1	0.7
Total other services	1.9	4.1	1.4

(1)	The 2025 audit fee was approved by the Group Audit Committee. At 31 December 2025, £16.0 million has been billed and paid in respect of the 2025 NatWest Group audit fees.
(2)

Comprises fees of £1.5 million (2024 - £1.4 million) for reviews of interim financial information and £3.2 million (2024 - £2.8 million) for reports to NatWest Group’s regulators in the UK and overseas.

(3)	Comprises fees of £0.9 million (2024 - £3.1 million) in respect of work performed by the auditors as reporting accountants on debt and equity issuances undertaken by NatWest Group.

NatWest Group Annual Report on Form 20-F 2025	188

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

Current tax is tax payable or recoverable in respect of the taxable profit or loss for the year and any adjustments to tax payable in prior years. Deferred tax is explained on page 191.

	2025	2024	2023
Continuing operations	£m	£m	£m
Current tax
Charge for the year	(1,511)	(1,415)	(1,373)
Over/(under) provision in respect of prior years	110	(145)	(123)
	(1,401)	(1,560)	(1,496)
Deferred tax
Charge for the year	(548)	(343)	(281)
Net increase in the carrying value of deferred tax assets in respect of losses	119	428	385
(Under)/over provision in respect of prior years	(44)	10	(42)
Tax charge for the year	(1,874)	(1,465)	(1,434)

NatWest Group Annual Report on Form 20-F 2025	189

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

Current tax for the year ended 31 December 2025 is based on rates of 25% for the standard rate of UK corporation tax and 3% for the UK banking surcharge.

The expected tax charge for the year is calculated by applying the standard UK corporation tax rate of 25% (2024 – 25% and 2023 – 23.5%) to the Operating profit or loss before tax in the income statement.

The actual tax charge differs from the expected tax charge as follows:

	2025	2024	2023
Continuing operations	£m	£m	£m
Expected tax charge	(1,927)	(1,549)	(1,452)
Losses and temporary differences in year where no deferred tax asset recognised	(5)	(18)	(56)
Foreign profits and losses taxed at other rates	15	37	10
Items not allowed for tax:
- losses on disposals and write-downs	(10)	(22)	(63)
- UK bank levy	(30)	(31)	(27)
- regulatory and legal actions	4	(47)	(1)
- other disallowable items	(28)	(61)	(57)
Non-taxable items:
- foreign exchange recycling on capital reduction	10	—	114
- RPI-related uplift on index linked gilts	8	18	6
- dividends	15	—	—
- other non-taxable items	34	11	20
Taxable foreign exchange movements	(6)	7	9
Unrecognised losses brought forward and utilised	18	33	27
Net increase/(decrease) in the carrying value of deferred tax assets in respect of:
- UK losses	59	378	371
- Netherlands losses	58	50	15
- Other overseas losses	2	—	(1)
Banking surcharge	(198)	(169)	(236)
Pillar 2 top-up tax	—	(20)	—
Redemption of AT1 (paid-in equity) capital notes	(46)	—	—
Tax on AT1 (paid-in equity) dividends	87	53	52
Adjustments in respect of prior years (1)	66	(135)	(165)
Actual tax charge	(1,874)	(1,465)	(1,434)

(1)	Prior year tax adjustments incorporate refinements to tax computations made on submission and agreement with the tax authorities and adjustments to provisions in respect of uncertain tax positions.

NatWest Group Annual Report on Form 20-F 2025	190

Notes to the consolidated financial statements continued

7 Tax continued

Global minimum top-up tax

The Group is subject to the global minimum top-up tax under Pillar Two tax legislation. The Group recognised no current tax expense related to the top-up tax for 2025 (2024 - £20 million) due to sufficient taxes being paid in the Group’s jurisdictions under local tax rules.

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

The net deferred tax asset recognised by NatWest Group is shown below, together with details of the accounting judgements and tax rates that have been used to calculate the deferred tax. Details are also provided of any deferred tax assets or liabilities that have not been recognised on the balance sheet.

Analysis of deferred tax

	2025	2024
	£m	£m
Deferred tax asset	1,252	1,876
Deferred tax liability	(104)	(99)
Net deferred tax asset	1,148	1,777

		Accelerated			Tax losses
		capital	Expense	Financial	carried
	Pension	allowances	provisions	instruments (1)	forward	Other	Total
	£m	£m	£m	£m	£m	£m	£m
At 1 January 2024	(16)	76	61	538	1,019	75	1,753
Credit/ (charge) to income statement:
- continuing operations	3	85	16	(57)	90	(42)	95
(Charge)/credit to other comprehensive income	(15)	—	—	(77)	—	26	(66)
Currency translation and other adjustments	(1)	—	—	(1)	(3)	—	(5)
At 1 January 2025	(29)	161	77	403	1,106	59	1,777
Charge to income statement:
- continuing operations	(6)	(35)	(19)	(115)	(297)	(1)	(473)
(Charge)/credit to other comprehensive income	(6)	—	—	(166)	—	15	(157)
Currency translation and other adjustments	(1)	(3)	—	—	5	—	1
At 31 December 2025	(42)	123	58	122	814	73	1,148

(1)	The in-year movement predominantly relates to cash flow hedges.

NatWest Group Annual Report on Form 20-F 2025	191

Notes to the consolidated financial statements continued

7 Tax continued

Deferred tax assets in respect of carried forward tax losses are recognised if the losses can be used to offset probable future taxable profits after taking into account the expected reversal of other temporary differences. Recognised deferred tax assets in respect of tax losses are analysed further below.

	2025	2024
	£m	£m
UK tax losses carried forward
- NWB Plc	55	333
- RBS plc	622	685
Total	677	1,018
Overseas tax losses carried forward
- Ulydien DAC	5	5
- NWM N.V.	132	83
	814	1,106

Critical accounting policy: Deferred tax

NatWest Group has recognised a deferred tax asset of £1,252 million (2024 - £1,876 million) and a deferred tax liability of £104 million (2024 - £99 million). These include amounts recognised in respect of UK and overseas tax losses of £814 million (2024 - £1,106 million).

Judgement – NatWest Group has considered the carrying value of deferred tax assets and concluded that, based on management’s estimates, sufficient sustainable taxable profits will be generated in future years to recover recognised deferred tax assets.

Estimates – For entities with mature business models and a longer track record of profitability and stable earnings, these estimates are partly based on forecast performance beyond the horizon for management’s detailed plans. They have regard to inherent uncertainties. The deferred tax asset in Ulydien DAC is supported substantially by future reversing taxable temporary differences on which deferred tax liabilities are recognised at 31 December 2025.

UK tax losses

Under UK tax rules, tax losses can be carried forward indefinitely. As the recognised tax losses in NatWest Group arose prior to 1 April 2015, credit in future periods is given against 25% of profits at the main rate of UK corporation tax, excluding the Banking Surcharge.

NWM Plc – Losses of £5,553 million have not been recognised in the deferred tax balance at 31 December 2025.

NWB Plc – A deferred tax asset of £55 million (2024 - £333 million) has been recognised in respect of losses of £220 million of total losses of £1,036 million carried forward at 31 December 2025. NWB Plc expects the deferred tax asset to be utilised against future taxable profits by the end of 2032.

RBS plc – A deferred tax asset of £622 million (2024 - £685 million) has been recognised in respect of losses of £2,489 million carried forward at 31 December 2025. The losses were transferred from NatWest Markets Plc as a consequence of the ring fencing regulations. RBS plc expects the deferred tax asset to be utilised against future taxable profits by the end of 2032.

Overseas tax losses

Ulydien DAC – A deferred tax asset of £5 million (2024 - £5 million) has been recognised in respect of losses of £40 million, and is now entirely supported by way of future reversing taxable temporary differences on which deferred tax liabilities are recognised at 31 December 2025. The ability to set off unutilised RoI losses of £10,262 million against future taxable profits will cease following the Group’s full exit of business operations in RoI.

NatWest Group Annual Report on Form 20-F 2025	192

Notes to the consolidated financial statements continued

7 Tax continued

NatWest Markets N.V. (NWM N.V.) - A deferred tax asset of £132 million (2024 - £83 million) has been recognised in respect of losses and tax credits of £512 million of total losses of £2,371 million carried forward at 31 December 2025. NWM N.V. expects the deferred tax asset to be utilised against future taxable profits by the end of 2032. The tax losses and tax credits have no expiry date.

Unrecognised deferred tax

Deferred tax assets of £4,882 million (2024 - £4,960 million; 2023 - £5,168 million) have not been recognised in respect of tax losses and other deductible temporary differences carried forward of £23,385 million (2024 - £23,238 million; 2023 - £24,438 million) in jurisdictions where doubt exists over the availability of future taxable profits. Of these losses and other deductible temporary differences, £4,176 million expire after 10 years. The balance of tax losses and other deductible temporary differences carried forward has no expiry date.

Deferred tax liabilities of £258 million (2024 - £269 million; 2023 - £256 million) on aggregate underlying temporary differences of £1,022 million (2024 - £1,241 million; 2023 - £1,005 million) have not been recognised in respect of retained earnings of overseas subsidiaries and held-over gains on the incorporation of certain overseas branches. These retained earnings are expected to be reinvested indefinitely or remitted to the UK free from further taxation. No taxation is expected to arise in the foreseeable future in respect of held-over gains on which deferred tax is not recognised. UK tax legislation largely exempts from UK tax overseas dividends received.

8 Earnings per share

Earnings per share measures how much profit NatWest Group makes for each share in issue during the year. Basic earnings per ordinary share is calculated by dividing the profit attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding. Diluted earnings per ordinary share is calculated by dividing the basic earnings by the weighted average number of ordinary shares outstanding plus the weighted average number of ordinary shares that would be issued on conversion of dilutive share options and convertible securities. The assessment of whether the effect of share options and convertible securities is dilutive or not is based on the earnings from continuing operations.

	2025	2024	2023
	£m	£m	£m
Earnings
Profit from continuing operations attributable to ordinary shareholders	5,479	4,438	4,506
Profit/(loss) from discontinued operations attributable to ordinary shareholders	—	81	(112)
Profit attributable to ordinary shareholders	5,479	4,519	4,394

Weighted average number of shares (millions)
Weighted average number of ordinary shares outstanding during the year	8,052	8,450	9,164
Effect of dilutive share options and convertible securities	74	66	55
Diluted weighted average number of ordinary shares outstanding during the year	8,126	8,516	9,219

Earnings per ordinary share - continuing operations	68.0p	52.5p	49.2p
Earnings per ordinary share - discontinued operations	—	1.0p	(1.2p)
Total earnings per share attributable to ordinary shareholders - basic (1)	68.0p	53.5p	47.9p
Earnings per ordinary share - diluted continuing operations	67.4p	52.1p	48.9p
Earnings per ordinary share - diluted discontinued operations	—	1.0p	(1.2p)
Total earnings per share attributable to ordinary shareholders - diluted	67.4p	53.1p	47.7p

(1)

In 2023, the unrounded Total earnings per share attributable to ordinary shareholders – basic is 47.948p. The unrounded Earnings per ordinary share – continuing operations was 49.170p. The unrounded Earnings per ordinary share – discontinued operations was (1.222p).

NatWest Group Annual Report on Form 20-F 2025	193

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

●	The business model criteria are assessed at a portfolio level to determine whether assets are classified as held to collect or held to collect and sell. Information that is considered in determining the applicable business model includes: the portfolio’s policies and objectives; how the performance and risks of the portfolio are managed, evaluated and reported to management; and the frequency, volume and timing of sales in prior periods, sales expectation for future periods, and the reasons for sales.
●	The contractual cash flow characteristics of financial assets are assessed with reference to whether the cash flows represent solely payments of principal and interest (SPPI). A level of judgement is made in assessing terms that could change the contractual cash flows so that it would not meet the condition for SPPI, including contingent and leverage features, non-recourse arrangements and features that could modify the time value of money.

For accounting policy information refer to Accounting policies 3.8, 3.9 and 3.11.

The following tables analyse financial assets and liabilities in accordance with the categories of financial instruments in IFRS 9.

				Amortised	Other
	MFVTPL	DFV	FVOCI	cost	assets	Total
Assets	£m	£m	£m	£m	£m	£m
Cash and balances at central banks				85,182		85,182
Trading assets	46,537					46,537
Derivatives (1)	60,789					60,789
Settlement balances				645		645
Loans to bank - amortised cost (2)				6,958		6,958
Loans to customers - amortised cost (3)				418,881		418,881
Other financial assets	1,041	3	42,168	36,558		79,770
Intangible assets					7,292	7,292
Other assets					8,499	8,499
31 December 2025	108,367	3	42,168	548,224	15,791	714,553

Cash and balances at central banks				92,994		92,994
Trading assets	48,917					48,917
Derivatives (1)	78,406					78,406
Settlement balances				2,085		2,085
Loans to bank - amortised cost (2)				6,030		6,030
Loans to customers - amortised cost (3)				400,326		400,326
Other financial assets	798	5	37,843	24,597		63,243
Intangible assets					7,588	7,588
Other assets					8,396	8,396
31 December 2024	128,121	5	37,843	526,032	15,984	707,985

For the notes to this table refer to the following page.

NatWest Group Annual Report on Form 20-F 2025	194

Notes to the consolidated financial statements continued

9 Financial instruments – classification continued

	Held-for-		Amortised	Other
	trading	DFV	cost	liabilities	Total
Liabilities	£m	£m	£m	£m	£m
Bank deposits (4)			44,092		44,092
Customer deposits			442,998		442,998
Settlement balances			942		942
Trading liabilities	49,022				49,022
Derivatives (1)	53,974				53,974
Other financial liabilities (5)		4,617	62,982		67,599
Subordinated liabilities		237	5,886		6,123
Notes in circulation			3,164		3,164
Other liabilities (6)			594	3,432	4,026
31 December 2025	102,996	4,854	560,658	3,432	671,940

Bank deposits (4)			31,452		31,452
Customer deposits			433,490		433,490
Settlement balances			1,729		1,729
Trading liabilities	54,714				54,714
Derivatives (1)	72,082				72,082
Other financial liabilities (5)		3,548	57,539		61,087
Subordinated liabilities		234	5,902		6,136
Notes in circulation			3,316		3,316
Other liabilities (6)			684	3,917	4,601
31 December 2024	126,796	3,782	534,112	3,917	668,607

(1)	Includes net hedging derivatives assets of £535 million (2024 - £118 million) and net hedging derivatives liabilities of £356 million (2024 - £464 million).
(2)	Includes items in the course of collection from other banks of £166 million (2024 - £59 million).
(3)	Includes finance lease receivables of £8,971 million (2024 - £8,998 million).
(4)	Includes items in the course of transmission to other banks of £192 million (2024 - £136 million).
(5)

The carrying amount of customer deposits designated at fair value through profit or loss is materially the same as the principal amount for both periods. No amounts have been recognised in the profit or loss for changes in credit risk associated with these liabilities as the changes are immaterial both during the period and cumulatively.

(6)	Includes lease liabilities of £535 million (2024 - £630 million), held at amortised cost.

NatWest Group Annual Report on Form 20-F 2025	195

Notes to the consolidated financial statements continued

9 Financial instruments – classification continued

We originate loans that include features that change the contractual cash flows based on the borrower meeting certain contractually specified environmental, social and governance (ESG) targets. These are known as ESG-linked, or sustainability-linked, loans. As part of the terms of these loans, the contractual interest rate is reduced or increased if the borrower meets, or fails to meet, specific targets linked to the activity of the borrower, for example; reducing carbon emissions, increasing the level of diversity at Board level, or achieving a sustainable supply chain. ESG features are first assessed to ascertain whether the adjustment to the contractual cash flows results in a de minimis exposure to risks or volatility in those contractual cash flows. If this is the case the classification of the loan is not affected. If the effect of the ESG feature is assessed as being more than de minimis, we apply judgement to ensure that the ESG features do not generate compensation for risks that are not in line with a basic lending arrangement. This includes, amongst other aspects, a review of the consistency of the ESG targets with the asset or activity of the borrower, and consideration of the targets within our risk appetite. Some of these loans were eligible under our climate and sustainable funding and financing inclusion (CSFFI) criteria, which underpinned our previous target to provide £100 billion in climate and sustainable funding and financing between 1 July 2021 and the end of 2025. Our CSFFI criteria was replaced with our climate and transition finance framework in July 2025 alongside our new target to provide £200 billion in climate and transition finance. Some of these loans continue to be eligible under the climate and transition finance framework.

The table below analyses financial assets forming a component of ESG-linked loans and other products with contractual terms that could change the timing or amount of cash flows. This is based on balance sheet values as at 31 December and the maximum impact of the potential margin changes on these over a 12 month period.

	2025			2024
		Positive impact on	Negative impact on		Positive impact on	Negative impact on
	Carrying value	product margin	product margin	Carrying value	product margin	product margin
	£bn	bps	bps	£bn	bps	bps
Sustainability-linked loans	8.0	2.9	3.7	6.9	3.1	4.0
Other products	21.9	—	—	20.2	—	—
Lending subject to performance triggers	29.9			27.1

Additional information on finance lease receivables

The following table shows the reconciliation of undiscounted finance lease receivables to net investment in finance leases which are presented under Loans to customers-amortised cost on the balance sheet.

	2025	2024
	£m	£m
Amount receivable under finance leases
Within 1 year	3,670	3,493
1 to 2 years	2,411	2,499
2 to 3 years	1,478	1,612
3 to 4 years	946	842
4 to 5 years	454	464
After 5 years	854	1,043
Total lease payments	9,813	9,953
Unguaranteed residual values	151	150
Future drawdowns	(12)	(12)
Unearned income	(895)	(1,001)
Present value of lease payments	9,057	9,090
Impairments	(86)	(92)
Net investment in finance leases	8,971	8,998

NatWest Group Annual Report on Form 20-F 2025	196

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

	Instruments which can be offset			Potential for offset not recognised by IFRS
				Effect of			Net amount
				master			after netting	Instruments
				netting			agreements and	outside
		IFRS	Balance	and similar	Cash	Securities	effect of	netting	Balance
	Gross	offset	sheet	agreements	collateral	collateral	related collateral	agreements	sheet total
2025	£m	£m	£m	£m	£m	£m	£m	£m	£m
Derivative assets	77,408	(17,007)	60,401	(45,928)	(9,275)	(3,283)	1,915	388	60,789
Derivative liabilities	71,589	(17,951)	53,638	(45,928)	(4,281)	(1,256)	2,173	336	53,974
Net position (1)	5,819	944	6,763	—	(4,994)	(2,027)	(258)	52	6,815

Trading reverse repos	44,729	(17,129)	27,600	(465)	—	(26,882)	253	56	27,656
Trading repos	43,648	(17,129)	26,519	(465)	—	(26,054)	—	2,059	28,578
Net position	1,081	—	1,081	—	—	(828)	253	(2,003)	(922)

Non trading reverse repos	50,889	(14,470)	36,419	(9)	—	(36,410)	—	—	36,419
Non trading repos	44,082	(14,470)	29,612	(9)	—	(29,603)	—	—	29,612
Net position	6,807	—	6,807	—	—	(6,807)	—	—	6,807

2024
Derivative assets	96,624	(18,746)	77,878	(61,883)	(10,005)	(4,072)	1,918	528	78,406
Derivative liabilities	92,620	(21,027)	71,593	(61,883)	(5,801)	(896)	3,013	489	72,082
Net position (1)	4,004	2,281	6,285	—	(4,204)	(3,176)	(1,095)	39	6,324

Trading reverse repos	42,261	(15,174)	27,087	(1,469)	—	(25,406)	212	40	27,127
Trading repos	45,033	(15,174)	29,859	(1,469)	—	(28,390)	—	703	30,562
Net position	(2,772)	—	(2,772)		—	2,984	212	(663)	(3,435)

Non trading reverse repos	45,600	(8,709)	36,891	(80)	—	(36,811)	—	—	36,891
Non trading repos	22,288	(8,709)	13,579	(80)	—	(13,499)	—	—	13,579
Net position	23,312	—	23,312	—	—	(23,312)	—	—	23,312

(1)	Net IFRS offset balance of £944 million (2024 - £2,281 million) relates to variation margin netting reflected on other balance sheet lines.

NatWest Group Annual Report on Form 20-F 2025	197

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

For accounting policy information refer to Accounting policies 2.2, 3.8 and 3.11.

NatWest Group Annual Report on Form 20-F 2025	198

Notes to the consolidated financial statements continued

10 Financial instruments – valuation continued

Valuation

NatWest Group Annual Report on Form 20-F 2025	199

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

Bond prices - quoted prices are generally available for government bonds, certain corporate securities, and some mortgage-related products.

NatWest Group Annual Report on Form 20-F 2025	200

Notes to the consolidated financial statements continued

10 Financial instruments – valuation continued

Credit spreads/margins - these reflect credit default swap levels or the return required over a benchmark rate or index to compensate for the referenced credit risk. Where available, these are derived from the price of credit default swaps or other credit-based instruments, such as debt securities. When direct prices are not available, credit spreads/margins are determined with reference to available prices of entities with similar characteristics.

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

NatWest Group Annual Report on Form 20-F 2025	201

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

NatWest Group Annual Report on Form 20-F 2025	202

Notes to the consolidated financial statements continued

10 Financial instruments – valuation continued

The table below shows the assets and liabilities held by NatWest Group split by fair value hierarchy level. Level 1 are considered the most liquid instruments, and level 3 the most illiquid, valued using expert judgement and so carry the most significant price uncertainty.

	2025				2024
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
	£m	£m	£m	£m	£m	£m	£m	£m
Assets
Trading assets
Loans	—	33,556	96	33,652	—	34,761	278	35,039
Securities	9,586	3,299	—	12,885	8,772	5,106	—	13,878
Derivatives
Interest rate	—	32,382	360	32,742	—	37,026	473	37,499
Foreign exchange	—	27,878	103	27,981	—	40,687	110	40,797
Other	—	57	9	66	—	63	47	110
Other financial assets
Loans	—	35	533	568	—	288	565	853
Securities	25,528	16,964	152	42,644	23,943	13,641	209	37,793
Total financial assets held at fair value	35,114	114,171	1,253	150,538	32,715	131,572	1,682	165,969
As a % of total fair value assets	23%	76%	1%		20%	79%	1%

Liabilities
Trading liabilities
Deposits	—	41,284	—	41,284	—	43,966	—	43,966
Debt securities in issue	—	234	—	234	—	257	—	257
Short positions	6,172	1,331	1	7,504	8,766	1,724	1	10,491
Derivatives
Interest rate	—	26,589	169	26,758	—	31,253	279	31,532
Foreign exchange	—	26,988	54	27,042	—	40,240	66	40,306
Other	—	119	55	174	—	124	120	244
Other financial liabilities
Debt securities in issue	—	2,302	3	2,305	—	1,733	3	1,736
Other deposits	—	2,285	27	2,312	—	1,787	25	1,812
Subordinated liabilities	—	237	—	237	—	234	—	234
Total financial liabilities held at fair value	6,172	101,369	309	107,850	8,766	121,318	494	130,578
As a % of total fair value liabilities	6%	94%	0%		7%	93%	0%

(1)	Transfers between levels are deemed to have occurred at the beginning of the quarter in which the instrument was transferred.
(2)

For an analysis of debt securities held at mandatory fair value through profit or loss by issuer as well as ratings and derivatives, by type and contract, refer to Risk and capital management – Credit risk.

NatWest Group Annual Report on Form 20-F 2025	203

Notes to the consolidated financial statements continued

10 Financial instruments – valuation continued

Valuation adjustments

When valuing financial instruments in the trading book, adjustments are made to mid-market valuations to cover bid-offer spread, funding and credit risk. These adjustments are presented in the table below:

	2025	2024
Adjustment	£m	£m
Funding valuation adjustments	(11)	123
Credit valuation adjustments	179	190
Bid–offer	60	76
Product and deal specific	124	157
Total	352	546

The decrease in funding valuation adjustments was primarily driven by unwinding of a major portfolio. The decrease in credit valuation adjustments was driven by credit spreads tightening with the impacts of exposure changes largely offsetting. The decrease in bid-offer was driven by risk reduction and unwinding of a major portfolio. The decrease in product and deal specific was driven by the amortisation of deferred trade inception profits partially offset by new trading activity.

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

NatWest Group Annual Report on Form 20-F 2025	204

Notes to the consolidated financial statements continued

10 Financial instruments – valuation continued

Product and deal specific

On initial recognition of financial assets and liabilities valued using valuation techniques which have a significant dependence on information other than observable market data, any difference between the transaction price and that derived from the valuation technique is deferred. Such amounts are recognised in the income statement over the life of the transaction, when market data becomes observable, or when the transaction matures or is closed out as appropriate. On 31 December 2025, net gains of £109 million (2024 - £139 million) were carried forward. During the year, net gains of £205 million (2024 - £218 million) were deferred and £235 million (2024 - £157 million) were recognised in the income statement.

Where system-generated valuations do not accurately reflect market prices, manual valuation adjustments are applied either at a position or portfolio level. Manual adjustments are subject to the scrutiny of independent control teams and are subject to monthly review by senior management.

Own credit

NatWest Group considers the effect of its own credit standing when valuing financial liabilities recorded at fair value. Own credit spread adjustments are made when valuing issued debt held at fair value, including issued structured notes. An own credit adjustment is applied to positions where it is believed that counterparties would consider NatWest Group's creditworthiness when pricing trades. Accumulated changes in fair value due to credit risk are £57 million (2024 – £44 million).

NatWest Group Annual Report on Form 20-F 2025	205

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

				2025		2024
Financial instrument	Valuation technique	Unobservable inputs	Units	Low	High	Low	High
Trading assets and Other financial assets
Loans	Price-based	Price	%	89	121	88	123
	Discount cash flow	Credit spreads	bps	34	81	36	93
Debt securities	Price-based	Price	%	—	111	—	116

Equity Shares	Price-based	Price	GBP	—	44,090	—	47,312
	Price-based	Price	%	—	—	—	15
	Discount cash flow	Discount margin	%	—	—	9	13
	Net asset valuation	Fund NAV	%	80	120	80	120

Derivative assets and liabilities
Credit derivatives	Credit derivative pricing	Credit spreads	bps	16	133	15	86
	Option pricing	Correlation	%	(15)	75	(15)	95
		Volatility	%	30	75	30	80
		Upfront points	%	—	99	—	99
		Recovery rate	%	—	60	—	60

Interest rate & FX	Option pricing	Correlation	%	(50)	98	(50)	98
derivatives		Volatility	%	3	82	3	99
		Constant Prepayment Rate	%	2	25	2	20
		Mean Reversion	%	—	13	—	20
		Inflation volatility	%	1	2	1	2
		Inflation rate	%	2	2	2	2

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

NatWest Group Annual Report on Form 20-F 2025	206

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

The table below shows the favourable and unfavourable range of fair value of the level 3 assets and liabilities. This range incorporates the range of fair value inputs as described in the previous table.

	2025			2024
	Level 3	Favourable	Unfavourable	Level 3	Favourable	Unfavourable
	£m	£m	£m	£m	£m	£m
Assets
Trading assets
Loans	96	—	—	278	—	—
Derivatives
Interest rate	360	20	(10)	473	20	(20)
Foreign exchange	103	10	(10)	110	—	—
Other	9	—	—	47	—	—
Other financial assets
Loans	533	—	(10)	565	—	(10)
Securities	152	10	(20)	209	20	(30)
Total financial assets held at fair value	1,253	40	(50)	1,682	40	(60)

Liabilities
Trading liabilities
Short positions	1	—	—	1	—	—
Derivatives
Interest rate	169	10	(10)	279	10	(10)
Foreign exchange	54	—	—	66	—	—
Other	55	—	—	120	10	(10)
Other financial liabilities
Debt securities in issue	3	—	—	3	—	—
Other deposits	27	—	(20)	25	10	(20)
Total financial liabilities held at fair value	309	10	(30)	494	30	(40)

NatWest Group Annual Report on Form 20-F 2025	207

Notes to the consolidated financial statements continued

10 Financial instruments – valuation continued

Movement in level 3 assets and liabilities

The following table shows the movement in level 3 assets and liabilities in the year.

		Other	Other			Other	Other
	Derivatives	trading	financial	Total	Derivatives	trading	financial	Total
	assets	assets (2)	assets (3)	assets	liabilities	liabilities (2)	liabilities	liabilities
2025	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January	630	278	774	1,682	465	1	28	494
Amounts recorded in the income statement (1)	(145)	(3)	7	(141)	(136)	—	2	(134)
Amount recorded in the statement of comprehensive income	—	—	5	5	—	—	—	—
Level 3 transfers in	42	—	—	42	12	—	—	12
Level 3 transfers out	(41)	—	(15)	(56)	(13)	—	(1)	(14)
Purchases/originations	124	105	164	393	98	—	—	98
Settlements/other decreases	(39)	(89)	—	(128)	(46)	—	—	(46)
Sales	(100)	(197)	(250)	(547)	(105)	—	—	(105)
Foreign exchange and other adjustments	1	2	—	3	3	—	1	4
At 31 December	472	96	685	1,253	278	1	30	309

Amounts recorded in the income statement in respect of balances held at period end - unrealised	(12)	12	4	4	(31)	—	—	(31)

2024
At 1 January	823	223	915	1,961	685	3	3	691
Amounts recorded in the income statement (1)	(122)	(17)	12	(127)	(121)	—	—	(121)
Amount recorded in the statement of comprehensive income	—	—	13	13	—	—	—	—
Level 3 transfers in	7	1	56	64	1	2	25	28
Level 3 transfers out	(3)	(19)	(241)	(263)	(2)	(3)	—	(5)
Purchases/originations	147	118	117	382	121	1	—	122
Settlements/other decreases	(44)	(27)	(18)	(89)	(32)	—	—	(32)
Sales	(178)	—	(72)	(250)	(182)	(2)	—	(184)
Foreign exchange and other adjustments	—	(1)	(8)	(9)	(5)	—	—	(5)
At 31 December	630	278	774	1,682	465	1	28	494

Amounts recorded in the income statement in respect of balances held at period end - unrealised	83	1	12	96	56	—	—	56

(1)	There were net losses on trading assets and liabilities of £12 million (2024 - net losses of £18 million) was included in income from trading activities. Net gains on other instruments of £5 million (2024 - net gains of £12 million) was included in other operating income or interest income as appropriate.
(2)	Other trading assets and other trading liabilities comprise assets and liabilities held at fair value in trading portfolios.
(3)	Other financial assets comprise fair value through other comprehensive income, designated as at fair value through profit or loss and other fair value through profit or loss.

NatWest Group Annual Report on Form 20-F 2025	208

Notes to the consolidated financial statements continued

10 Financial instruments – valuation continued

Fair value of financial instruments measured at amortised cost on the balance sheet

The following table shows the carrying value and fair value of financial instruments measured at amortised cost on the balance sheet.

						Items where
						fair value
	Carrying	Fair	Fair value hierarchy level			approximates
	value	value	Level 1	Level 2	Level 3	carrying value
2025	£bn	£bn	£bn	£bn	£bn	£bn
Financial assets
Cash and balances at central banks	85.2	85.2	—	—	—	85.2
Settlement balances	0.6	0.6	—	—	—	0.6
Loans to banks	7.0	6.9	—	3.6	0.8	2.5
Loans to customers	418.9	414.5	—	33.1	381.4	—
Other financial assets - securities	36.6	36.6	15.4	15.1	6.1	—

2024
Financial assets
Cash and balances at central banks	93.0	93.0	—	—	—	93.0
Settlement balances	2.1	2.1	—	—	—	2.1
Loans to banks	6.0	5.9	—	1.8	0.5	3.6
Loans to customers	400.3	396.6	—	34.9	361.7	—
Other financial assets - securities	24.6	24.6	4.3	12.4	7.9	—

2025
Financial liabilities
Bank deposits	44.1	44.1	—	36.2	3.8	4.1
Customer deposits	443.0	424.4	—	30.4	26.3	367.7
Settlement balances	0.9	0.9	—	—	—	0.9
Other financial liabilities
- debt securities in issue	63.0	63.6	—	51.9	11.7	—
Subordinated liabilities	5.9	6.1	—	6.1	—	—
Notes in circulation	3.2	3.2	—	—	—	3.2

2024
Financial liabilities
Bank deposits	31.5	31.2	—	23.9	3.0	4.3
Customer deposits	433.5	433.3	—	24.3	46.0	363.0
Settlement balances	1.7	1.7	—	—	—	1.7
Other financial liabilities
- debt securities in issue	57.5	57.6	—	48.9	8.7	—
Subordinated liabilities	5.9	6.0	—	6.0	—	—
Notes in circulation	3.3	3.3	—	—	—	3.3

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

NatWest Group Annual Report on Form 20-F 2025	209

Notes to the consolidated financial statements continued

10 Financial instruments – valuation continued

Loans to banks and customers

In estimating the fair value of net loans to customers and banks measured at amortised cost, NatWest Group's loans are segregated into appropriate portfolios reflecting the characteristics of the constituent loans. Two principal methods are used to estimate fair value:

(a)	Contractual cash flows that are discounted using a market discount rate that incorporates the current spread for the borrower or where this is not observable, the spread for borrowers of a similar credit standing.
(b)	Expected cash flows (unadjusted for credit losses) are discounted at the current offer rate for the same or similar products. The current methodology caps all loan values at par rather than modelling clients' option to repay loans early. This approach is adopted for lending portfolios in Retail Banking, Commercial & Institutional (SME loans) and Private Banking & Wealth Management in order to reflect the homogeneous nature of these portfolios.

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

NatWest Group Annual Report on Form 20-F 2025	210

Notes to the consolidated financial statements continued

11 Financial instruments - maturity analysis

This note shows the maturity profile of NatWest Group’s financial assets and liabilities by contractual date of maturity and contractual cash flows.

Remaining maturity

The following table shows the residual maturity of financial instruments, based on contractual date of maturity.

	2025			2024
	Less than	More than		Less than	More than
	12 months	12 months	Total	12 months	12 months	Total
	£m	£m	£m	£m	£m	£m
Assets
Cash and balances at central banks	85,182	—	85,182	92,994	—	92,994
Trading assets	33,677	12,860	46,537	37,168	11,749	48,917
Derivatives	24,126	36,663	60,789	34,267	44,139	78,406
Settlement balances	645	—	645	2,085	—	2,085
Loans to banks - amortised cost	6,122	836	6,958	5,360	670	6,030
Loans to customers - amortised cost	100,120	318,761	418,881	99,793	300,533	400,326
Other financial assets	11,905	67,865	79,770	14,524	48,719	63,243

Liabilities
Bank deposits	28,465	15,627	44,092	21,675	9,777	31,452
Customer deposits	434,149	8,849	442,998	430,693	2,797	433,490
Settlement balances	942	—	942	1,729	—	1,729
Trading liabilities	39,918	9,104	49,022	44,683	10,031	54,714
Derivatives	24,204	29,770	53,974	34,134	37,948	72,082
Other financial liabilities	21,029	46,570	67,599	22,773	38,314	61,087
Subordinated liabilities	1,076	5,047	6,123	1,051	5,085	6,136
Notes in circulation	3,164	—	3,164	3,316	—	3,316
Lease liabilities	85	450	535	94	536	630

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

NatWest Group Annual Report on Form 20-F 2025	211

Notes to the consolidated financial statements continued

11 Financial instruments - maturity analysis continued

The maturity of guarantees and commitments is based on the earliest possible date they would be drawn in order to evaluate NatWest Group's liquidity position.

MFVTPL assets of £108 billion (2024 - £128 billion) and HFT liabilities of £102.6 billion (2024 - £126.3 billion) have been excluded from the following tables.

	0-3 months	3-12 months	1-3 years	3-5 years	5-10 years	10-20 years
2025	£m	£m	£m	£m	£m	£m
Assets by contractual maturity up to 20 years
Cash and balances at central banks	85,182	—	—	—	—	—
Derivatives held for hedging	121	164	21	153	70	69
Settlement balances	645	—	—	—	—	—
Loans to banks - amortised cost	5,544	563	778	8	19	153
Loans to customers - amortised cost	63,503	52,679	93,380	70,214	104,670	127,073
Other financial assets (1)	4,770	7,726	26,014	11,733	24,491	8,742
Finance lease	—	3	7	14	37	26
	159,765	61,135	120,200	82,122	129,287	136,063
Liabilities by contractual maturity up to 20 years
Bank deposits	26,707	2,111	10,523	2,712	3,094	—
Customer deposits	401,858	33,017	9,239	14	—	14
Settlement balances	942	—	—	—	—	—
Derivatives held for hedging	42	54	299	163	39	1
Other financial liabilities	7,547	14,212	24,824	17,301	6,804	1,218
Subordinated liabilities	68	1,193	1,742	3,676	52	342
Other liabilities - Notes in circulation	3,164	—	—	—	—	—
Lease liabilities	25	68	156	80	175	25
	440,353	50,655	46,783	23,946	10,164	1,600
Guarantees and commitments - notional amount (2)
Guarantees (3)	2,810	—	—	—	—	—
Commitments (4)	137,519	—	—	—	—	—
	140,329	—	—	—	—	—

For the notes to this table refer to the following page.

NatWest Group Annual Report on Form 20-F 2025	212

Notes to the consolidated financial statements continued

11 Financial instruments - maturity analysis continued

	0-3 months	3-12 months	1-3 years	3-5 years	5-10 years	10-20 years
2024	£m	£m	£m	£m	£m	£m
Assets by contractual maturity up to 20 years
Cash and balances at central banks	92,994	—	—	—	—	—
Derivatives held for hedging	17	66	107	61	53	76
Settlement balances	2,085	—	—	—	—	—
Loans to banks - amortised cost	5,080	297	612	9	23	158
Loans to customers - amortised cost	59,702	56,264	82,995	63,857	99,837	123,946
Other financial assets (1)	7,068	9,414	17,417	11,643	11,843	7,493
Finance lease	27	89	126	105	207	325
	166,973	66,130	101,257	75,675	111,963	131,998
Liabilities by contractual maturity up to 20 years
Bank deposits	16,914	5,315	10,114	81	79	—
Customer deposits	396,703	34,316	2,713	82	—	14
Settlement balances	1,729	—	—	—	—	—
Derivatives held for hedging	63	343	335	271	43	2
Other financial liabilities	8,305	13,501	22,869	15,350	4,710	987
Subordinated liabilities	53	1,201	2,059	2,927	754	339
Other liabilities - Notes in circulation	3,316	—	—	—	—	—
Lease liabilities	24	68	185	96	168	102
	427,107	54,744	38,275	18,807	5,754	1,444
Guarantees and commitments - notional amount (2)
Guarantees (3)	3,060	—	—	—	—	—
Commitments (4)	132,958	—	—	—	—	—
	136,018	—	—	—	—	—

(1)	Other financial assets exclude equity shares.
(2)	Refer to Note 25 Memorandum items - Contingent liabilities and commitments.
(3)	NatWest Group is only called upon to satisfy a guarantee when the guaranteed party fails to meet its obligations. NatWest Group expects most guarantees it provides to expire unused.
(4)

NatWest Group has given commitments to provide funds to customers under undrawn formal facilities, credit lines and other commitments to lend subject to certain conditions being met by the counterparty. NatWest Group does not expect all facilities to be drawn, and some may lapse before drawdown.

NatWest Group Annual Report on Form 20-F 2025	213

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

For accounting policy information refer to Accounting policy 3.8.

	2025	2024
Assets	£m	£m
Loans
Reverse repos	27,656	27,127
Collateral given	5,701	7,367
Other loans	295	545
Total loans	33,652	35,039
Securities
Central and local government
- UK	2,120	2,077
- US	4,153	3,734
- Other	4,135	3,506
Financial institutions and corporate	2,477	4,561
Total securities	12,885	13,878
Total	46,537	48,917

Liabilities
Deposits
Repos	28,578	30,562
Collateral received	11,966	12,509
Other deposits	740	895
Total deposits	41,284	43,966
Debt securities in issue	234	257
Short positions
Central and local government
- UK	1,504	2,680
- US	1,161	1,677
- Other	4,137	4,755
Financial institutions and Corporate	702	1,379
Total short positions	7,504	10,491
Total	49,022	54,714

NatWest Group Annual Report on Form 20-F 2025	214

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

For accounting policy information refer to Accounting policies 3.8 and 3.11.

	Notional			Asset			Liability
	Traded on			Traded on			Traded on
	recognised	Traded over		recognised	Traded over		recognised	Traded over
	exchanges	the counter	Total	exchanges	the counter	Total	exchanges	the counter	Total
2025	£bn	£bn	£bn	£m	£m	£m	£m	£m	£m
Interest rate	794	10,294	11,088	4	32,738	32,742	—	26,758	26,758
- Swaps	—	7,938	7,938	—	25,700	25,700	—	19,685	19,685
- Options	324	1,105	1,429	4	7,038	7,042	—	7,073	7,073
- Forwards and futures	470	1,251	1,721	—	—	—	—	—	—
Exchange rate	1	3,413	3,414	—	27,981	27,981	12	27,030	27,042
- Swaps	—	456	456	—	4,978	4,978	—	4,417	4,417
- Options	1	727	728	—	4,422	4,422	12	4,474	4,486
- Spot, forwards and futures	—	2,230	2,230	—	18,581	18,581	—	18,139	18,139
Credit	—	15	15	—	66	66	—	174	174
Equity and commodity	—	2	2	—	—	—	—	—	—
Total	795	13,724	14,519	4	60,785	60,789	12	53,962	53,974

2024
Interest rate	1,066	9,267	10,333	20	37,479	37,499	2	31,530	31,532
- Swaps	—	7,015	7,015	—	28,960	28,960	—	23,138	23,138
- Options	736	1,490	2,226	20	8,519	8,539	2	8,392	8,394
- Forwards and futures	330	762	1,092	—	—	—	—	—	—
Exchange rate	1	3,278	3,279	6	40,791	40,797	15	40,291	40,306
- Swaps	—	454	454	—	8,450	8,450	—	8,195	8,195
- Options	1	851	852	6	5,385	5,391	15	5,561	5,576
- Spot, forwards and futures	—	1,973	1,973	—	26,956	26,956	—	26,535	26,535
Credit	—	14	14	—	110	110	—	244	244
Equity and commodity	—	2	2	—	—	—	—	—	—
Total	1,067	12,561	13,628	26	78,380	78,406	17	72,065	72,082

Included in the table above is the notional amount of £8,768 billion (2024 - £7,321 billion) of interest rate derivatives that are traded over the counter and settled through central clearing counterparties. NatWest Group has no other type of derivatives that are settled through central counterparties.

Hedge accounting using derivatives

NatWest Group applies hedge accounting to reduce the accounting mismatch caused in the income statement by using derivatives to hedge the following risks: interest rate, foreign exchange and the foreign exchange risk associated with net investment in foreign operations.

NatWest Group Annual Report on Form 20-F 2025	215

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

NatWest Group Annual Report on Form 20-F 2025	216

Notes to the consolidated financial statements continued

13 Derivatives continued

Derivatives in hedge accounting relationships

Included in the table below are derivatives held for hedging purposes as follows.

	2025				2024
				Changes in fair				Changes in fair
				value used for				value used for
	Notional	Assets	Liabilities	hedge ineffectiveness (1)	Notional	Assets	Liabilities	hedge ineffectiveness (1)
	£bn	£m	£m	£m	£bn	£m	£m	£m
Fair value hedging
Interest rate contracts (2)	92.7	829	1,256	522	83.1	1,096	1,965	958

Cash flow hedging
Interest rate contracts	156.1	868	1,619	717	167.9	1,424	3,300	581
Exchange rate contracts	25.3	532	355	(3)	14.4	116	457	1

Net investment hedging
Exchange rate contracts (3)	0.4	3	1	(10)	0.3	2	1	9
	274.5	2,232	3,231	1,226	265.7	2,638	5,723	1,549
IFRS netting and clearing house settlements		(1,697)	(2,875)			(2,520)	(5,259)
		535	356			118	464

(1)	The change in fair value used for hedge ineffectiveness includes instruments that were derecognised in the year.
(2)	The hedged risk includes inflation risk.
(3)	In addition to the derivative hedging instruments above, NatWest Group held notionals of £2,760 million (2024- £3,144 million) of non - derivative hedging instruments with a carrying value of £2,776 million (2024 - £3,163 million), that were used in net investment hedges. The non - derivative instruments are other financial liabilities - debt securities in issue.

Hedge ineffectiveness

Hedge ineffectiveness recognised in other operating income comprises.

	2025	2024	2023
	£m	£m	£m
Fair value hedging
Loss on hedged items attributable to the hedged risk	(533)	(954)	(364)
Gain on the hedging instruments	522	958	406
Fair value hedging ineffectiveness	(11)	4	42
Cash flow hedging
Interest rate risk	(5)	(2)	10
Cash flow hedging ineffectiveness	(5)	(2)	10
Total	(16)	2	52

The main sources of ineffectiveness for interest rate risk hedge accounting relationships are:

●	The effect of the counterparty credit risk on the fair value of the interest rate swap which is not reflected in the fair value of the hedged item attributable to the change in interest rate (fair value hedge);
●	Differences in the repricing basis between the hedging instrument and hedged cash flows (cash flow hedge); and
●	Upfront present values on the hedging derivatives where hedge accounting relationships have been designated after the trade date (cash flow hedge and fair value hedge).

NatWest Group Annual Report on Form 20-F 2025	217

Notes to the consolidated financial statements continued

13 Derivatives continued

Maturity of notional hedging contracts

The following table shows the period in which the notional of hedging contract ends.

	0-3 months	3-12 months	1-3 years	3-5 years	5-10 years	Over 10 years	Total
2025	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Fair value hedging
Interest rate risk (1)
Hedging assets	0.6	4.4	21.3	8.5	8.6	2.9	46.3
Hedging liabilities	1.4	4.4	14.9	20.5	4.7	0.5	46.4
2024
Fair value hedging
Interest rate risk (1)
Hedging assets	4.0	5.5	12.6	9.7	6.6	3.7	42.1
Hedging liabilities	0.8	4.3	14.2	15.5	5.7	0.5	41.0

2025
Cash flow hedging
Interest rate risk
Hedging assets	4.8	8.2	20.1	31.8	4.7	—	69.6
Hedging liabilities	10.7	18.0	52.0	4.6	0.8	0.4	86.5
Exchange rate risk
Hedging assets	6.3	3.6	—	—	—	—	9.9
Hedging liabilities	—	2.7	4.5	8.2	—	—	15.4
2024
Cash flow hedging
Interest rate risk
Hedging assets	10.6	10.8	22.0	30.3	12.0	—	85.7
Hedging liabilities	2.5	17.1	50.7	10.1	1.4	0.4	82.2
Exchange rate risk
Hedging assets	0.5	0.8	0.5	—	—	—	1.8
Hedging liabilities	3.1	2.5	3.7	3.3	—	—	12.6

(1)	The hedged risk includes inflation risk.

Average fixed interest rates

The following table shows average fixed rate for cash flow hedges, interest rate risk.

	0-3 months	3-12 months	1-3 years	3-5 years	5-10 years	Over 10 years	Total
2025	%	%	%	%	%	%	%
Average fixed interest rate
Hedging assets	1.26	2.57	3.22	3.21	3.60	3.12	3.03
Hedging liabilities	4.37	3.78	3.63	3.67	3.71	4.18	3.75
2024
Average fixed interest rate
Hedging assets	3.85	0.98	2.52	3.32	2.84	3.12	2.82
Hedging liabilities	4.34	4.76	3.97	3.09	3.64	4.18	4.03

NatWest Group Annual Report on Form 20-F 2025	218

Notes to the consolidated financial statements continued

13 Derivatives continued

Average foreign exchange rates

For cash flow hedging of exchange rate risk, the average foreign exchange rates applicable across the relationships were as below for the main currencies hedged.

	2025	2024
INR/GBP	119.17	109.07
USD/GBP	1.32	1.30
JPY/GBP	195.35	176.04
EUR/GBP	1.14	—
JPY/USD	137.82	130.79
NOK/USD	9.21	9.21
AUD/USD	1.54	1.49
CHF/USD	0.88	0.91
EUR/USD	0.89	0.91

Analysis of hedged items and related hedging instruments

The table below analyses assets and liabilities subject to hedging derivatives.

			Changes in fair
	Carrying value	Impact on	value used as
	of hedged	hedged items	a basis to
	assets and	included in	determine
	liabilities	carrying value	ineffectiveness (1)
2025	£m	£m	£m
Fair value hedging - interest rate (2)
Loans to banks and customers - amortised cost	5,466	(368)	87
Other financial assets - securities	41,688	7	—
Total (3)	47,154	(361)	87

Bank and customer deposits	1,582	2	1
Other financial liabilities - debt securities in issue (5)	41,221	(277)	(501)
Subordinated liabilities	5,748	(105)	(120)
Total	48,551	(380)	(620)

2024
Fair value hedging - interest rate (2)
Loans to banks and customers - amortised cost	5,318	(478)	(182)
Other financial assets - securities	36,724	(29)	(347)
Total (3)	42,042	(507)	(529)

Bank and customer deposits	382	—	(3)
Other financial liabilities - debt securities in issue (5)	37,548	(784)	(315)
Subordinated liabilities	5,772	(244)	(107)
Total	43,702	(1,028)	(425)

For the notes to this table refer to the following page.

NatWest Group Annual Report on Form 20-F 2025	219

Notes to the consolidated financial statements continued

13 Derivatives continued

		Changes in fair value
	Carrying value of	used as a basis to
	hedged assets and liabilities	determine ineffectiveness (1)
2025	£m	£m
Cash flow hedging - interest rate
Loans to banks and customers - amortised cost (4)	68,660	(1,455)
Other financial assets - securities	982	(23)
Total	69,642	(1,478)

Bank and customer deposits	86,285	756
Other financial liabilities - debt securities in issue	156	—
Total	86,441	756

Cash flow hedging - exchange rate
Loans to banks and customers - amortised cost (4)	7,269	—
Other financial assets - securities	2,586	—
Total	9,855	—

Other financial liabilities - debt securities in issue	8,751	(2)
Other	210	5
Total	8,961	3

2024
Cash flow hedging - interest rate
Loans to banks and customers - amortised cost (4)	84,065	(190)
Other financial assets - securities	1,625	(2)
Total	85,690	(192)

Bank and customer deposits	82,081	(391)
Other financial liabilities - debt securities in issue	149	—
Total	82,230	(391)

Cash flow hedging - exchange rate
Loans to banks and customer - amortised cost (4)	223	—
Other financial assets - securities	1,598	—
Total	1,821	—

Other financial liabilities - debt securities in issue	8,279	(1)
Other	195	—
Total	8,474	(1)

(1)	The change in fair value used for hedge ineffectiveness includes instruments that were derecognised in the year.
(2)	The hedged risk includes inflation risk.
(3)	Carrying values include £35 million (2024 - £46 million) adjustment for discontinued fair value hedges.
(4)	Includes cash and balances at central banks.
(5)	The carrying value include £4,759 million (2024 - £4,631 million) of debt securities held at amortised cost.

NatWest Group Annual Report on Form 20-F 2025	220

Notes to the consolidated financial statements continued

13 Derivatives continued

Analysis of cash flow and foreign exchange hedge reserve

The following table shows an analysis of the pre-tax cash flow hedge reserve and foreign exchange hedge reserve.

	2025		2024
		Foreign		Foreign
	Cash flow	exchange	Cash flow	exchange
	hedge reserve	hedge reserve	hedge reserve	hedge reserve
	£m	£m	£m	£m
Continuing
Interest rate risk	(598)	—	(1,564)	—
Foreign exchange risk	1	(50)	(6)	15
De-designated
Interest rate risk	(438)	—	(437)	—
Foreign exchange risk	—	(699)	2	(663)
Total	(1,035)	(749)	(2,005)	(648)

	2025		2024
		Foreign		Foreign
	Cash flow	exchange hedge	Cash flow	exchange hedge
	hedge reserve	reserve	hedge reserve	reserve
	£m	£m	£m	£m
Amount recognised in equity
Interest rate risk	50	—	(931)	—
Foreign exchange risk	19	(92)	59	122
Total	69	(92)	(872)	122

Amount transferred from equity to earnings
Interest rate risk to net interest income	912	—	1,562	—
Foreign exchange risk to net interest income	(21)	—	(73)	—
Foreign exchange risk to non interest income	—	(9)	—	19
Foreign exchange risk to operating expenses	8	—	5	—
Total	899	(9)	1,494	19

NatWest Group Annual Report on Form 20-F 2025	221

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

For accounting policy information refer to Accounting policy 2.3. Further disclosures on credit risk and information on ECL methodology are shown from pages 187 to 233.

Loan exposure and impairment metrics

The table below summarises loans and credit impairment measures within the scope of IFRS 9 Expected credit loss framework.

	2025	2024
	£m	£m
Loans - amortised cost and FVOCI (1,2)
Stage 1	386,651	363,821
Stage 2	38,582	40,474
Stage 3	4,683	5,930
Of which: individual	1,456	1,285
Of which: collective	3,227	4,645
	429,916	410,225
ECL provisions (3)
- Stage 1	614	598
- Stage 2	796	787
- Stage 3	2,175	2,040
Of which: individual	598	451
Of which: collective	1,577	1,589
	3,585	3,425
ECL provision coverage (4)
- Stage 1 (%)	0.16	0.16
- Stage 2 (%)	2.06	1.94
- Stage 3 (%)	46.44	34.40
	0.83	0.83
Continuing operations
Impairment (releases)/losses
ECL charge (5)	671	359
Stage 1	(204)	(438)
Stage 2	421	360
Stage 3	454	437
Of which: individual	188	192
Of which: collective	266	245
Amounts written off	579	654
Of which: individual	137	144
Of which: collective	442	510

(1)

The table shows gross loans only and excludes amounts that are outside the scope of the ECL framework. Refer to Financial instruments within the scope of the IFRS 9 ECL framework for further details. Other financial assets within the scope of the IFRS 9 ECL framework were cash and balances at central banks totalling £84.1 billion (2024 - £91.8 billion) and debt securities of £78.4 billion (2024 -- £62.4 billion).

(2)	Includes loans to customers and banks.
(3)	Includes £6 million (2024 - £4 million) related to assets classified as FVOCI and £0.1 billion (2024 - £0.1 billion) related to off-balance sheet exposures.
(4)

ECL provisions coverage is calculated as ECL provisions divided by loans – amortised cost and FVOCI. It is calculated on loans and total ECL provisions, including ECL for other (non-loan) assets and unutilised exposure. Some segments with a high proportion of debt securities or unutilised exposure may result in a not meaningful coverage ratio.

(5)

Includes a £6 million release (2024 - £12 million release) related to other financial assets, of which £1 million charge (2024 - £4 million release) related to assets classified as FVOCI; and £3 million charge (2024 - £5 million release) related to contingent liabilities.

NatWest Group Annual Report on Form 20-F 2025	222

Notes to the consolidated financial statements continued

14 Loan impairment provisions continued

Credit risk enhancement and mitigation

For information on Credit risk enhancement and mitigation held as security, refer to Risk and capital management – Credit risk enhancement and mitigation section.

Critical accounting policy: Loan impairment provisions

Accounting policy 2.3 sets out how the expected loss approach is applied. At 31 December 2025, impairment provisions amounted to £3,585 million (2024 - £3,425 million). A loan is impaired when there is objective evidence that the cash flows will not occur in the manner expected when the loan was advanced. Such evidence includes changes in the credit rating of a borrower, the failure to make payments in accordance with the loan agreement, significant reduction in the value of any security, breach of limits or covenants, and observable data about relevant macroeconomic measures.

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

IFRS 9 models

Refer to Credit risk – IFRS 9 models section for further details.

Approach for multiple economic scenarios (MES)

The base scenario plays a greater part in the calculation of ECL than the approach to MES. Refer to Credit risk - Economic loss drivers - Probability weightings of scenarios section for further details.

NatWest Group Annual Report on Form 20-F 2025	223

Notes to the consolidated financial statements continued

15 Other financial assets

Other financial assets consist of debt securities, equity shares and loans that are not held for trading. Balances consist of local and central government securities, a part of NatWest Group’s liquidity portfolio.

For accounting policy information refer to Accounting policy 3.8.

	Debt securities
	Central and local government			Other		Equity
	UK	US	Other	debt	Total	shares	Loans	Total
2025	£m	£m	£m	£m	£m	£m	£m	£m
Mandatory fair value through profit or loss	—	—	—	631	631	1	409	1,041
Designated at fair value	—	—	—	3	3	—	—	3
Fair value through other comprehensive income (1)	14,117	5,128	6,403	16,241	41,889	121	158	42,168
Amortised cost	13,083	341	1,795	21,339	36,558	—	—	36,558
Total	27,200	5,469	8,198	38,214	79,081	122	567	79,770

2024
Mandatory fair value through profit or loss	—	—	—	1	1	4	793	798
Designated at fair value	—	—	2	3	5	—	—	5
Fair value through other comprehensive income (1)	13,281	4,587	6,192	13,476	37,536	247	60	37,843
Amortised cost	3,571	500	85	20,441	24,597	—	—	24,597
Total	16,852	5,087	6,279	33,921	62,139	251	853	63,243

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

There were no significant acquisitions of equity shared in either year.

NatWest Group disposed of equity shares in Visa Inc £16 million (2024: £62 million), Permanent TSB p.l.c of £109 million, and Vodeno £45 million.

Dividends received on FVOCI equity shares during 2025 includes £58 million from OTCDERIV LIMITED.

NatWest Group Annual Report on Form 20-F 2025	224

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

For accounting policy information refer to Accounting policies 3.4 and 3.5.

	2025			2024
	Goodwill	Other (1)	Total	Goodwill	Other (1)	Total
Cost	£m	£m	£m	£m	£m	£m
At 1 January	10,086	4,782	14,868	10,090	4,447	14,537
Currency translation and other adjustments	—	59	59	(4)	(65)	(69)
Acquisitions of companies and businesses	—	—	—	—	—	—
Additions	—	617	617	—	614	614
Disposals and write-off of fully amortised assets	—	(9)	(9)	—	(214)	(214)
Reclassifications to assets held for sale (2)	(155)	(43)	(198)	—	—	—
At 31 December	9,931	5,406	15,337	10,086	4,782	14,868
Accumulated amortisation and impairment
At 1 January	4,411	2,869	7,280	4,410	2,513	6,923
Currency translation and other adjustments	—	66	66	—	(24)	(24)
Disposals and write-off of fully amortised assets	—	(5)	(5)	—	(201)	(201)
Impairment of intangible assets	—	23	23	1	20	21
Amortisation charge for the year	—	689	689	—	561	561
Reclassifications to assets held for sale (2)	—	(8)	(8)	—	—	—
At 31 December	4,411	3,634	8,045	4,411	2,869	7,280
Net book value at 31 December	5,520	1,772	7,292	5,675	1,913	7,588

(1)	Principally consists of internally generated software.
(2)	Being reclassification of goodwill associated with Cushon to assets held for sale.

Intangible assets and goodwill are reviewed for indicators of impairment. Intangible assets were impaired by £23 million in 2025 (2024 – £21 million).

NatWest Group’s goodwill acquired in business combinations is reviewed for impairment annually at 31 December by cash-generating unit (CGU): 2025 - Retail Banking £2,607 million (2024 - £2,607 million), Ring-Fenced Bank Commercial & Institutional £2,604 million (2024 - £2,604 million), Other £309 million (2024 - £464 million). Our CGUs represent the smallest group of assets to which we have allocated goodwill and reflect the lowest level at which we monitor goodwill post acquisition. Analysis by reportable segment is in Note 4 Segmental analysis.

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

The recoverable amounts for all CGUs at 31 December 2025 were based on value in use, using management's latest five-year revenue and cost forecasts. These are discounted cash flow projections over five years. The forecast is then extrapolated in perpetuity using a long-term growth rate to compute a terminal value, which comprises the majority of the value in use. The long-term growth rates have been based on expected growth of the CGUs (2024 and 2025 – 1.4%). The 2025 pre-tax risk discount rates are informed by our view of the rates of relevant comparable companies using data from market brokers, our Capital Asset Pricing Model and the Warranted Equity Value method. Using the selected post - tax discount rate, the implied pre - tax discount rate is then determined for calculating the equivalent value in use figure. Pre - tax discount rates for the CGUs are: Retail Banking – 16% (2024 – 16%), Ring - Fenced Bank Commercial & Institutional and Private Banking & Wealth Management – 16.9% (2024 – 16)%, RBS International - 16.7% (2024 – 14.6%).

NatWest Group Annual Report on Form 20-F 2025	225

Notes to the consolidated financial statements continued

17 Other assets

Other assets are non-financial assets and reflect a grouping of assets that are not large enough to present separately on the balance sheet.

	2025	2024
	£m	£m
Interests in associates (1)	753	690
Property, plant and equipment (2)	4,282	3,967
Pension schemes in net surplus (Note 5)	234	190
Tax recoverable	71	7
Deferred tax (Note 7)	1,252	1,876
Assets of disposal groups	229	64
Other	1,678	1,602
Other assets	8,499	8,396

(1)	Includes interest in Business Growth Fund £730 million (2024 - £678 million).
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

	2025	2024
	£m	£m
Customer deposits
including repos	2,312	1,812
Debt securities in issue
- MRELs	25,441	23,998
- Other medium term notes	28,033	22,087
- Commercial paper and certificates of deposit	9,401	11,266
- Covered bonds	749	749
- Securitisation	1,663	1,175
Total	67,599	61,087

NatWest Group Annual Report on Form 20-F 2025	226

Notes to the consolidated financial statements continued

19 Subordinated liabilities

Subordinated liabilities are debt securities that, in the event of winding up or bankruptcy, rank below other liabilities for interest payments and repayment.

For accounting policy information refer to Accounting policies 3.8 and 3.10.

	2025	2024
	£m	£m
Dated loan capital	5,983	5,996
Undated loan capital	21	21
Preference shares	119	119
	6,123	6,136

Certain preference shares issued by the company are classified as liabilities; these securities remain subject to the capital maintenance rules of the Companies Act 2006.

		First call	Maturity	Capital	2025	2024
Dated loan capital		date	date	treatment	£m	£m
NatWest Group plc
£1,000 million	3.622% notes	May-25	Aug-30	Tier 2	—	1,006
£1,000 million	2.105% notes	Aug-26	Nov-31	Tier 2	1,002	1,001
€1,000 million	3.723% notes	Feb-30	Feb-35	Tier 2	898	—
$1,000 million	6.475% notes	Mar-29	Jun-34	Tier 2	746	799
$850 million	3.032% notes	Aug-30	Nov-35	Tier 2	547	550
€750 million	1.043% notes	Jun-27	Sep-32	Tier 2	656	624
€700 million	5.763% notes	Nov-28	Feb-34	Tier 2	640	608
£650 million	7.416% notes	Mar-28	Jun-33	Tier 2	655	644
£600 million	5.642% notes	Oct-29	Oct-34	Tier 2	605	608
					5,749	5,840

Other subsidiaries
€170 million	Floating rate notes	—	Feb-41	Not applicable	237	234
$150 million	7.125% notes	—	Oct-93	Not applicable	17	17
					6,003	6,091
Fair value hedging					(20)	(95)
					5,983	5,996

Undated loan capital
Other subsidiaries
£31 million	7.380% notes	—	—	Not applicable	1	1
£16 million	5.630% notes	Sep-26	—	Not applicable	17	17
£4.9 million	2.500% fixed notes	—	—	Not applicable	3	3
					21	21

Preference shares
Other subsidiaries
£140 million	Non-cumulative preference shares of £1	—	—	Not applicable	119	119
					119	119

Total					6,123	6,136

NatWest Group Annual Report on Form 20-F 2025	227

Notes to the consolidated financial statements continued

20 Other liabilities

Other liabilities are amounts due to third parties that are not financial liabilities, including lease liabilities held at amortised cost. Other liabilities represent, for example, amounts due for goods and services that have been received but not invoiced, tax due to HMRC, and retirement benefit liabilities. Liabilities which have a level of uncertainty regarding their timing or the future cost to settle them are included in other liabilities as provisions for liabilities and charges.

	2025	2024
Other liabilities	£m	£m
Lease liabilities	535	630
Provisions for liabilities and charges	619	864
Retirement benefit liabilities (Note 5)	78	80
Accruals	1,350	1,353
Deferred income	422	394
Current tax	76	263
Deferred tax (Note 7)	104	99
Other liabilities (1)	842	918
Total	4,026	4,601

(1)	Other liabilities include liabilities of disposal groups of £27 million (2024 - nil).

		Litigation
	Customer	and other		Commitments
	redress	regulatory	Property	and guarantees	Other (1)	Total
Provisions for liabilities and charges	£m	£m	£m	£m	£m	£m
At 1 January 2025	420	128	90	55	171	864
Expected credit loss impairment release	—	—	—	3	—	3
Currency translation and other movements	1	(7)	—	—	3	(3)
Charge to income statement	78	39	26	—	220	363
Release to income statement	(42)	(50)	(24)	—	(46)	(162)
Provisions utilised	(175)	(46)	(19)	—	(206)	(446)
At 31 December 2025	282	64	73	58	142	619

(1)	Other materially comprises provisions for restructuring costs and provision for Bank of England Levy.

Provisions are liabilities of uncertain timing or amount and are recognised when there is a present obligation as a result of a past event, the outflow of economic benefit is probable and the outflow can be estimated reliably. Any difference between the final outcome and the amounts provided will affect the reported results in the period when the matter is resolved.

For accounting policy information refer to Accounting policy 3.12.

Background information on all material provisions is given in Note 25.

NatWest Group Annual Report on Form 20-F 2025	228

Notes to the consolidated financial statements continued

21 Share capital and other equity

Share capital consists of ordinary shares and preference shares and is measured as the number of shares allotted and fully paid, multiplied by the nominal value of a share. Other equity includes paid-in equity, merger reserve, capital redemption reserve and own shares held.

For accounting policy information refer to Accounting policy 3.10.

			Number of shares
	2025	2024	2025	2024
Allotted, called up and fully paid	£m	£m	000s	000s
Ordinary shares of £1.0769 (1)	8,860	8,972	8,227,042	8,331,145
Cumulative preference shares of £1	0.5	0.5	483.0	483.0

(1)	The nominal value of ordinary shares without rounding is £1.076923076923077 per share.

		Number of shares
Movement in allotted, called up and fully paid ordinary shares	£m	000s
At 31 December 2023	9,683	8,991,737
Share cancellation	(711)	(660,592)
At 31 December 2024	8,972	8,331,145
Share cancellation	(112)	(104,103)
At 31 December 2025	8,860	8,227,042

Ordinary shares

There is no authorised share capital under the company’s constitution. At 31 December 2025, the directors had authority granted at the 2025 Annual General Meeting (AGM) to issue up to £435 million nominal of ordinary shares other than by pre-emption to existing shareholders.

NatWest Group Annual Report on Form 20-F 2025	229

Notes to the consolidated financial statements continued

21 Share capital and other equity continued

On-market purchases

At the AGM in 2025, shareholders renewed the authority (2025 Authority) for the company to make on-market purchases of up to 807,750,182 ordinary shares. The directors used the 2025 Authority to carry out a share buyback programme (the 2025 Programme) of up to £750 million, as announced to the market on 28 July 2025.

The 2025 Programme started on 28 July 2025 and will end no later than 13 February 2026, provided that the term of the 2025 Programme may be extended to end no later than 13 March 2026 to account for any days where usual trading has not been possible because of market events during the term of the 2025 Programme.

As at 31 December 2025, 104,103,117 ordinary shares (nominal value £112,111,049) have been purchased by the company under the 2025 Programme at a volume weighted average price of 551.8173 pence per ordinary share for a total consideration of £574,458,965. All of the purchased ordinary shares were cancelled, representing 1.27% of the company’s issued ordinary share capital.

Off-market purchases

The authority from shareholders to make off-market purchases of ordinary shares from HMT (or its nominee) was renewed at the 2025 AGM.

The company did not make any off-market purchases under this authority in 2025.

Dividends

In 2025 NatWest Group paid an interim dividend of £768 million, or 9.5 pence per ordinary share (2024 – £498 million, or 6 pence per ordinary share).

The company has announced that the directors have recommended a final dividend of £1.8 billion, or 23.0 pence per ordinary share (2024 – £1.2 billion, or 15.5 pence per ordinary share). The final dividend recommended by directors is subject to shareholders’ approval at the AGM on 28 April 2026. If approved, payment will be made on 5 May 2026 to shareholders on the register at the close of business on 20 March 2026. The ex- dividend date will be 19 March 2026.

Cumulative preference shares

At the AGM in 2025, shareholders renewed the authority for the company to make an off-market purchase of its preference shares. Shareholders will be asked to renew the authority at the AGM in 2026.

NatWest Group Annual Report on Form 20-F 2025	230

Notes to the consolidated financial statements continued

21 Share capital and other equity continued

Other equity

	2025	2024	2023
	£m	£m	£m
Additional Tier 1 notes
$1.15 billion 8.000% notes callable August 2025	—	736	735
$1.50 billion 6.000% notes callable
December 2025 - June 2026	—	1,220	1,220
£1.00 billion 5.125% notes callable May - November 2027 (1)	998	998	998
£0.40 billion 4.5% notes callable March 2028 (2)	399	399	399
$0.75 billion 4.6% notes callable June 2031 (3)	539	539	538
£0.75 billion 7.50% notes callable February 2032 (4)	748	—	—
$1.00 billion 8.125% notes callable November 2033 (5)	798	798	—
$0.75 billion 7.3% notes callable November 2034 (6)	590	590	—
£0.50 billion 7.625% notes callable February 2035 (7)	499	—	—
	4,571	5,280	3,890

(1)	Issued in November 2020. In the event of conversion, converted into ordinary shares at a price of £1.764 per share.
(2)	Issued in March 2021. In the event of conversion, converted into ordinary shares at a price of £1.764 per share.
(3)	Issued in June 2021. In the event of conversion, converted into ordinary shares at a price of $2.462 (translated at applicable exchange rate) per share.
(4)	Issued in March 2025. In the event of conversion, converted into ordinary shares at a price of £1.764 per share.
(5)	Issued in May 2024. In the event of conversion, converted into ordinary shares at a price of $2.205 (translated at applicable exchange rate) per share.
(6)	Issued in November 2024. In the event of conversion, converted into ordinary shares at a price of $2.226 (translated at applicable exchange rate) per share.
(7)	Issued in September 2025. In the event of conversion, converted into ordinary shares at a price of £1.764 per share.

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

Capital redemption reserve - under UK companies legislation, when shares are redeemed or purchased wholly or partly out of the company’s profits, the amount by which the company’s issued share capital is diminished must be transferred to the capital redemption reserve. The capital maintenance provisions of UK companies legislation apply to the capital redemption reserve as if it were part of the company’s paid up share capital. The nominal value of the shares bought back from market during 2025 and via the Programme during 2025 have been transferred to the Capital redemption reserve.

Own shares held - at 31 December 2025, 10 million ordinary shares of £1.0769 each of the company (2024 – 11 million) were held by employee share trusts in respect of share awards and options granted to employees. During 2025, the employee share trusts purchased no ordinary shares and delivered 1 million ordinary shares in satisfaction of the exercise of options and the vesting of share awards under the employee share plans. The company retains the flexibility to use newly issued shares, shares purchased by the NatWest Group Employee Share Ownership Trust and any available treasury shares to satisfy obligations under its employee share plans.

The company does not use performance conditions or targets based on earnings per share (EPS), total shareholder return (TSR), and net asset value (NAV) in connection with its employee share plans.

The company has used a total of 56 million treasury shares in 2025 to satisfy the exercise of options and the vesting of share awards under the employee share plans. The balance of ordinary shares held in treasury as at 31 December 2025 was 221 million.

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

NatWest Group Annual Report on Form 20-F 2025	231

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

NatWest Group’s involvement in client securitisations takes a number of forms. It may provide secured finance to, or purchase asset-backed notes from, client sponsored SEs secured on assets transferred by the client entity; purchase asset backed securities issued by client sponsored SEs in the primary or secondary markets; or provide liquidity facilities to client sponsored SEs. In addition, NatWest Group arranges or acts as lead manager or placement agent in client primary markets securitisations. NatWest Group provides portfolio structured derivative hedging solutions to clients. NatWest Group undertakes own-asset securitisations to transfer the credit risk on portfolios of financial assets. In 2025 NatWest Group transacted an own-asset RMBS via a sponsored unconsolidated SE, resulting in £2.1 billion of residential mortgage assets being derecognised from the NatWest Group balance sheet.

Other credit risk transfer securitisations

NatWest Group transfers credit risk on originated loans and mortgages without the transfer of assets to a SE. As part of this, NatWest Group enters into credit derivative and financial guarantee contracts with consolidated SEs. At 31 December 2025, debt securities in issue by such SEs (and held by third parties) were £1,663 million (2024 – £1,175 million). The associated loans and mortgages at 31 December 2025 were £24,535 million (2024 - £13,226 million). At 31 December, ECL in relation to non-defaulted assets was reduced by £43 million (2024 - £43 million) as a result of financial guarantee contracts with consolidated SEs.

Covered debt programme

Group companies have assigned loans to customers and debt investments to bankruptcy remote limited liability partnerships to provide security for issues of debt securities. NatWest Group retains all of the risks and rewards of these assets and continues to recognise them. The partnerships are consolidated by NatWest Group and the related covered bonds included within other financial liabilities. At 31 December 2025, £8,278 million (2024 - £9,668 million) of loans to customers provided security for debt securities in issue and other borrowing of £2,935 million (2024 - £2,305 million).

Lending of own issued securities

Where the NatWest Group issues and retains debt securities it does not recognise them. From time to time the NatWest Group issues, retains, and lends debt securities under bespoke securities lending and repurchase financing arrangements. Under standard terms in the UK and US markets, the recipient has an unrestricted right to sell or repledge collateral, subject to returning equivalent securities on maturity of the transaction. NatWest Group retains all of the risks and rewards of own issued liabilities lent or sold under such arrangements and, where the ability of the recipient to sell or pledge the asset is restricted under a bespoke arrangement, does not recognise them. At 31 December 2025, £4,580 million (2024 - £4,715 million) of secured own issued liabilities have been retained and lent under securities lending and repurchase financing arrangements, total retained secured own issued liabilities £8,156 million (2024 – £6,956 million). At 31 December 2025, £5,071 million (2024 - £4,878 million) of loans and other debt instruments provided security for secured own issued liabilities that have been retained and lent under securities lending and repurchase financing arrangements, total loans and other debt instruments providing security for retained secured own issued liabilities £10,872 million (2024 – £10,770 million).

NatWest Group Annual Report on Form 20-F 2025	232

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

The nature and extent of NatWest Group's interests in unconsolidated structured entities is summarised in the following table:

	2025			2024
	Asset-backed	Investment		Asset-backed	Investment
	securitisation	funds and		securitisation	funds and
	vehicles	other	Total	vehicles	other	Total
	£m	£m	£m	£m	£m	£m
Assets
Trading assets	122	28	150	252	216	468
Derivatives	96	—	96	94	—	94
Loans to customers	7,471	1,736	9,207	5,399	1,601	7,000
Other financial assets	17,504	723	18,227	15,744	923	16,667
Total	25,193	2,487	27,680	21,489	2,740	24,229

Liabilities
Derivatives	82	2	84	153	8	161
Total	82	2	84	153	8	161

Off balance sheet
Liquidity facilities/loan commitments	2,374	416	2,790	2,134	457	2,591
Guarantees	—	546	546	—	104	104
Total	2,374	962	3,336	2,134	561	2,695

Maximum exposure	27,485	3,447	30,932	23,470	3,293	26,763

NatWest Group Annual Report on Form 20-F 2025	233

Notes to the consolidated financial statements continued

23 Asset transfers and collateral received

This note provides an overview of assets that have been transferred but where the NatWest Group retains substantially all the risks and rewards of the transferred assets and therefore continues to recognize them on balance sheet. This note also provides an overview of collateral received by NatWest Group, which the Group is permitted to sell or re - pledge.

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

	2025	2024
The following assets have failed derecognition (1)	£m	£m
Trading assets	8,210	7,708
Loans to bank - amortised cost	29	70
Loans to customers - amortised cost	110	45
Other financial assets	19,854	13,174
Total	28,203	20,997

(1)	Associated liabilities were £27,478 million (2024 - £20,394 million).

Assets pledged as collateral

NatWest Group pledges collateral with its counterparties in respect of derivative liabilities, bank and stock borrowings and other transactions. Under standard arrangements the counterparty has the right to sell or repledge the collateral. Where the NatWest Group retains exposure to the significant risks and rewards of the transferred collateral it is not derecognised from the NatWest Group balance sheet and continues to be disclosed within either Trading Assets, Loans to Customers or Other Financial Assets.

	2025	2024
Assets pledged against liabilities	£m	£m
Trading assets	7,894	10,288
Loans to customers - amortised cost	16,052	19,030
Other financial assets (1)	5,648	4,451
Total	29,594	33,769

(1)

Includes assets pledged for pension derivatives and £524 million of debt securities under the continuing control of NWB Plc. This follows the agreement between NWB Plc and the Group Pension Fund to establish a bankruptcy remote reservoir trust to hold these assets. Refer to Note 5 for additional information.

As part of the covered debt programme £8,278 million of loans to customers and other debt instruments (2024 – £9,668 million) have been transferred to bankruptcy remote limited liability partnerships within the NatWest Group to provide collateral for issuances of debt securities and other borrowings by the NatWest Group of £2,935 million (2024 – £2,305 million). Refer to Note 22.

Collateral received

The fair value of assets accepted as collateral relating primarily to standard securities lending, reverse repurchase agreements, swaps of securities and derivatives margining that NatWest Group is permitted to sell or repledge in the absence of default was £113,866 million (2024: £110,151 million).The fair value of any such collateral sold or repledged was £70,284 million (2024: £61,530 million).

NatWest Group is obliged to return equivalent securities. These transactions are conducted under terms that are usual and customary to standard securities lending, reverse repurchase agreements, swaps of securities and derivative margining.

NatWest Group Annual Report on Form 20-F 2025	234

Notes to the consolidated financial statements continued

24 Capital resources

NatWest Group’s regulatory capital is assessed against minimum requirements that are set out under the UK Capital Requirements Regulation to determine the strength of its capital base. This note shows a reconciliation of shareholders’ equity to regulatory capital.

	2025	2024
	£m	£m
Shareholders’ equity (excluding non-controlling interests)
Shareholders’ equity	42,599	39,350
Other equity instruments	(4,571)	(5,280)
	38,028	34,070
Regulatory adjustments and deductions
Own credit	42	28
Defined benefit pension fund adjustment	(187)	(147)
Cash flow hedging reserve	752	1,443
Deferred tax assets	(804)	(1,084)
Prudential valuation adjustments	(167)	(230)
Goodwill and other intangible assets	(7,386)	(7,544)
Expected loss less impairment	(89)	(27)
Foreseeable ordinary dividends	(1,837)	(1,249)
Adjustment for trust assets (1)	(365)	(365)
Foreseeable charges (2)	(921)	—
Adjustment under IFRS 9 transitional arrangements	—	33
	(10,962)	(9,142)
CET1 capital	27,066	24,928
Additional Tier 1 (AT1) capital
Qualifying instruments and related share premium	4,555	5,259
AT1 capital	4,555	5,259
Tier 1 capital	31,621	30,187
Qualifying Tier 2 capital
Qualifying instruments and related share premium	5,754	5,918
Tier 2 capital	5,754	5,918
Total regulatory capital	37,375	36,105

(1)	Prudent deduction in respect of agreement with the pension fund to establish legal structure to remove dividend linked contribution. Refer to Notes 5 and 32.
(2)	For December 2025, the foreseeable charge of £921 million relates to share buybacks (£750 million relating to FY 2025, £171 million relating to H1 2025).

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

NatWest Group Annual Report on Form 20-F 2025	235

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

The amounts shown in the table below are intended only to provide an indication of the volume of business outstanding at 31 December 2025. Although NatWest Group is exposed to credit risk in the event of a customer’s failure to meet its obligations, the amounts shown do not, and are not intended to, provide any indication of NatWest Group’s expectation of future losses.

	2025	2024
	£m	£m
Contingent liabilities and commitments
Guarantees	2,810	3,060
Other contingent liabilities	1,548	1,496
Standby facilities, credit lines and other commitments	142,765	135,405
Total	147,123	139,961

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

Contractual obligations for future expenditure not provided for in the accounts

The following table shows contractual obligations for future expenditure not provided for in the accounts at the year end.

	2025	2024
	£m	£m
Capital expenditure on property, plant and equipment	12	14
Contracts to purchase goods or services (1)	1,188	1,160
	1,200	1,174

(1)	Of which due within 1 year: £477 million (2024 - £356 million).

NatWest Group Annual Report on Form 20-F 2025	236

Notes to the consolidated financial statements continued

25 Memorandum items continued

Trustee and other fiduciary activities

In its capacity as trustee or other fiduciary role, NatWest Group may hold or place assets on behalf of individuals, trusts, companies, pension schemes and others. The assets and their income are not included in NatWest Group’s financial statements. NatWest Group earned fee income of £339 million (2024 - £302 million; 2023 - £264 million) from these activities.

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

For a discussion of certain risks associated with NatWest Group’s litigation and regulatory matters (including the Matters), refer to the Risk Factor relating to legal, regulatory and governmental actions and investigations set out on page 286.

NatWest Group Annual Report on Form 20-F 2025	237

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

The co-ordinated proceeding in the SDNY relating to USD LIBOR now includes one remaining class action, which is on behalf of persons who purchased LIBOR-linked instruments from defendants and bonds issued by defendants, as well as two non-class actions.

On 25 September 2025, the SDNY granted summary judgment to the defendants on the issue of liability and dismissed all claims in both the class action and the non-class actions. The decision is being appealed in the United States Court of Appeals for the Second Circuit (US Court of Appeals).

In addition to the USD LIBOR cases described above, there is a class action relating to derivatives allegedly tied to JPY LIBOR and Euroyen TIBOR, which was dismissed by the SDNY in relation to NWM Plc and other NatWest Group companies in September 2021. That dismissal is now the subject of an appeal to the US Court of Appeals.

Two other IBOR-related class actions involving NWM Plc, concerning alleged manipulation of Euribor and Pound Sterling LIBOR, were previously dismissed by the SDNY for various reasons.

On 22 August 2025, the US Court of Appeals reversed the SDNY’s decision in the Euribor case, reinstating claims against NWM plc. That case has therefore returned to the SDNY for further proceedings.

On 15 September 2025, the US Court of Appeals affirmed the SDNY’s dismissal of the Pound Sterling LIBOR case.

NatWest Group Annual Report on Form 20-F 2025	238

Notes to the consolidated financial statements continued

25 Memorandum items continued

Foreign exchange litigation

NatWest Group plc, NWM Plc and/or NWMSI are defendants in several cases relating to NWM Plc’s foreign exchange (FX) business.

In May 2019, a cartel class action was filed in the Federal Court of Australia against NWM Plc and four other banks on behalf of persons who bought or sold currency through FX spots or forwards between 1 January 2008 and 15 October 2013 with a total transaction value exceeding AUD 0.5 million. The claimant has alleged that the banks, including NWM Plc, contravened Australian competition law by sharing information, coordinating conduct, widening spreads and manipulating FX rates for certain currency pairs during this period. NatWest Group plc and NWMSI have been named in the action as 'other cartel participants' but are not respondents.

In May 2025, NWM Plc executed an agreement to settle the claim in the Federal Court of Australia, which the court approved in August 2025. The settlement amount is covered in full by an existing provision.

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

In March 2022, the CAT declined to certify either application as collective proceedings on an opt-out basis. This decision was appealed by the applicants and was the subject of an application for judicial review.

The CAT, in its judgment, allowed the applicants three months in which to reformulate their claims as opt-in claims.

In its amended judgment in November 2023, the Court of Appeal allowed the appeal and decided that the claims should proceed on an opt-out basis. Separately, the court determined which of the two competing applicants can proceed as class representative and dismissed the application for judicial review of the CAT’s decision. The other applicant has discontinued its claim and withdrawn from the proceedings. The banks sought permission to appeal the Court of Appeal decision directly to the UK Supreme Court, which was granted in April 2024. The appeal was heard in April 2025.

In December 2025, the UK Supreme Court reinstated the CAT’s decision to refuse the application for a collective proceedings order on an opt-out basis.

Two motions to certify FX-related class actions were filed in the Tel Aviv District Court in Israel in September and October 2018 and were subsequently consolidated into one motion. The consolidated motion to certify, which names The Royal Bank of Scotland plc (now NWM Plc) and several other banks as defendants, was served on NWM Plc in May 2020.

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

NatWest Group Annual Report on Form 20-F 2025	239

Notes to the consolidated financial statements continued

25 Memorandum items continued

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

Swaps antitrust litigation

NWM Plc and other members of NatWest Group, including NatWest Group plc, as well as a number of other interest rate swap dealers, are defendants in several cases pending in the SDNY alleging violations of the US antitrust laws in the market for interest rate swaps. Three swap execution facilities (TeraExchange, Javelin, and trueEx) allege that they would have successfully established exchange-like trading of interest rate swaps if the defendants had not unlawfully conspired to prevent that from happening through boycotts and other means. Discovery is complete though expert discovery is ongoing.

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

In May 2025, the US Court of Appeals affirmed a January 2024 decision by the SDNY which barred the plaintiffs in the New Mexico case from pursuing claims based on conduct occurring before 30 June 2014 on the ground that such claims were extinguished by a 2015 settlement agreement that resolved a prior class action relating to credit default swaps.

The case in New Mexico (which had been stayed pending the appeal of the SDNY’s decision) has now resumed. The defendants have filed a motion to dismiss, which is pending.

Odd lot corporate bond trading antitrust litigation

On 2 September 2025, the SDNY dismissed the class action antitrust complaint alleging that, from August 2006 onwards, various securities dealers, including NWMSI, conspired artificially to widen spreads for odd lots of corporate bonds bought or sold in the United States secondary market and to boycott electronic trading platforms that would have allegedly promoted pricing competition in the market for such bonds. The plaintiffs did not appeal the SDNY’s decision and the case is now closed.

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

In July 2022, the defendants filed a motion to dismiss these claims, which have been consolidated into one matter in the United States District Court for the Northern District of Illinois. The motion to dismiss remains pending.

Madoff

NWM N.V. was named as a defendant in two actions filed by the trustee for the bankrupt estates of Bernard L. Madoff and Bernard L. Madoff Investment Securities LLC, in bankruptcy court in New York, which together seek to clawback more than US$300 million (plus pre-judgment interest) that NWM N.V. allegedly received from certain Madoff feeder funds and certain swap counterparties.

The claims were previously dismissed, but as a result of an August 2021 decision by the US Court of Appeals, they are now proceeding in the discovery phase in the bankruptcy court, where they have been consolidated into one action.

NatWest Group Annual Report on Form 20-F 2025	240

Notes to the consolidated financial statements continued

25 Memorandum items continued

Offshoring VAT assessments

HMRC, as part of an industry-wide review, issued protective tax assessments in 2018 against NatWest Group plc totalling £143 million relating to unpaid VAT in respect of the UK branches of two NatWest Group companies registered in India for the period from 1 January 2014 until 31 December 2017 inclusive. NatWest Group formally requested reconsideration by HMRC of their assessments, and this process was completed in November 2020. HMRC upheld their original decision and, as a result, NatWest Group plc lodged an appeal with the Tax Tribunal and an application for judicial review with the High Court of Justice of England and Wales, both in December 2020. In order to lodge the appeal with the Tax Tribunal, NatWest Group plc was required to pay amounts totalling £153 million (including statutory interest) to HMRC in December 2020 and May 2022. The appeal and the application for judicial review were previously stayed behind a separate case involving another bank.

NatWest Group plc was informed in late 2024 that the other bank had settled its case with HMRC by agreement. NatWest Group plc is progressing its appeal before the Tax Tribunal in its own name. NatWest Group plc will also continue to review next steps relevant to the judicial review.

The amount of £153 million continues to be recognised as an asset that NatWest Group plc expects to recover. Since 1 January 2018, NatWest Group plc has paid VAT on intra-group supplies from the India-registered NatWest Group companies.

US Anti-Terrorism Act litigation

NWM N.V. and certain other financial institutions are defendants in several actions filed by a number of US nationals (or their estates, survivors, or heirs), most of whom are, or were, US military personnel who were killed or injured in attacks in Iraq between 2003 and 2011. NWM Plc is also a defendant in some of these cases.

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

The first of these actions, alleging conspiracy claims but not aiding and abetting claims, was filed in the United States District Court for the Eastern District of New York in November 2014. In September 2019, the district court dismissed the case, finding that the claims were deficient for several reasons, including lack of sufficient allegations as to the alleged conspiracy and causation. In January 2023, the US Court of Appeals affirmed the district court’s dismissal of this case.

On 30 September 2025, the district court denied a motion by the plaintiffs to re-open the case to assert aiding and abetting claims that they previously did not assert. Another action, filed in the SDNY in 2017, which asserted both conspiracy and aiding and abetting claims, was dismissed by the SDNY in March 2019 on similar grounds as the first case, but remains subject to appeal to the US Court of Appeals.

Other follow-on actions that are substantially similar to those described above are pending in the same courts.

1MDB litigation

A Malaysian court claim was served in Switzerland in November 2022 by 1MDB, a sovereign wealth fund, in which Coutts & Co Ltd was named, along with six others, as a defendant in respect of losses allegedly incurred by 1MDB.

It is claimed that Coutts & Co Ltd is liable as a constructive trustee for having dishonestly assisted the directors of 1MDB in the breach of their fiduciary duties by failing (amongst other alleged claims) to undertake due diligence in relation to a customer of Coutts & Co Ltd, through which funds totalling c.US$1 billion were received and paid out between 2009 and 2011. 1MDB sought the return of that amount plus interest.

Coutts & Co Ltd filed an application in January 2023 challenging the validity of service and the Malaysian court’s jurisdiction to hear the claim, and a hearing took place in February 2024. In March 2024, the court granted that application. 1MDB appealed that decision and a prior decision by the court not to allow them to discontinue their claim. Both appeals were scheduled to be heard in November 2025 but did not progress as 1MDB withdrew their appeal and discontinued the claim.

Coutts & Co Ltd (a subsidiary of RBS Netherlands Holdings B.V., which in turn is a subsidiary of NWM Plc) is a company registered in Switzerland and is in wind-down following the announced sale of its business assets in 2015.

NatWest Group Annual Report on Form 20-F 2025	241

Notes to the consolidated financial statements continued

25 Memorandum items continued

Oracle Securities Litigation

On 14 January 2026, a class action complaint was filed in New York state court against Oracle Corporation and the underwriters of a September 2025 bond offering by Oracle, including NWMSI. The complaint alleges that the offering documents for the bonds were materially misleading because they failed to disclose that, at the time of the bond offering, Oracle was already planning to further increase its debt to fund its Artificial Intelligence infrastructure expansion.

The complaint seeks damages under the U.S. Securities Act of 1933 (the ‘Securities Act’), as amended, on behalf of those who purchased Oracle’s bonds. In connection with the bond offering, Oracle agreed to indemnify the underwriters against certain potential liabilities, including disclosure-based liability under the Securities Act.

Tandanor Litigation in Argentina

In October 2012, a claim was filed in the District Court of Buenos Aires by ‘Argentina Talleres Navales Dársena Norte Sociedad Anónima Comercial, Industrial y Naviera’ (“Tandanor”) (a naval repair business) against what is now the Representative Office of The Royal Bank of Scotland NV, Argentine Branch (in liquidation) (the “Representative Office”) and eleven private individuals. (The Representative Office inherited the claim from Banco Holandés Unido, Argentine Branch.) The claim, which was unquantified, sought damages for alleged fraudulent conduct during Tandanor’s privatisation, which concluded in 1993. The Representative Office’s participation in the privatisation was 2.9%. The Argentine Ministry of Defence joined Tandanor as a plaintiff in 2014.

The claim was dismissed on limitation grounds in 2018, and the plaintiffs were unsuccessful in subsequent appeals. In November 2024, however, the Argentine Supreme Court set the appealed judgments aside and, in June 2025, the Argentine Federal Court of Appeal returned the case to the Argentine Federal District Court for further consideration. In December 2025, the plaintiffs filed an update quantifying damages at USD 1.1 billion. The Representative Office continues to defend the claim and has requested a hearing.

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

NatWest Group is co-operating fully with the matters described below.

NatWest Group Annual Report on Form 20-F 2025	242

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

The DOJ and USAO CT paused the monitorship in May 2025 and, following a review, determined that a monitorship was no longer necessary as a result of NWM’s notable progress in strengthening its compliance programme, certain of NWM’s remedial improvements, internal controls, and the status of implementation of Monitor recommendations, and that reporting by NWM to the DOJ and USAO CT on its continued compliance programme progress provided an appropriate degree of oversight. The court approved the agreement and extended NWM’s obligations under the plea agreement and probation until December 2026.

In the event that NWM Plc does not meet its obligations to the DOJ, this may lead to adverse consequences such as increased costs, findings that NWM Plc violated its probation term, and possible re-sentencing, amongst other consequences. Other material adverse collateral consequences may occur as a result of this matter, as further described in the Risk Factor relating to legal, regulatory and governmental actions and investigations set out on page 286 of the NatWest Group plc Annual Report on Form 20-F.

Investment advice review

In October 2019, the FCA notified NatWest Group of its intention to appoint a Skilled Person under section 166 of the Financial Services and Markets Act 2000 to conduct a review of whether NatWest Group’s past business review of investment advice provided during 2010 to 2015 was subject to appropriate governance and accountability and led to appropriate customer outcomes. The Skilled Person’s review has concluded and, after discussion with the FCA, NatWest Group is undertaking additional review / remediation work, which is expected to conclude in H1 2026.

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

Ulydien (formerly UBIDAC) customers have lodged tracker mortgage complaints with the Financial Services and Pensions Ombudsman (FSPO). UBIDAC challenged three FSPO adjudications in the Irish High Court. In June 2023, the High Court found in favour of the FSPO in all matters. UBIDAC appealed that decision to the Court of Appeal. In September 2024, the Court of Appeal allowed UBIDAC’s appeal and set aside certain findings of the FSPO. The Court of Appeal directed one aspect of the FSPO decisions to be remitted to the FSPO for its consideration following an oral hearing.

Decisions are awaited from the FSPO in respect of these cases.

Other customer remediation in Ulster Bank Ireland DAC

Ulydien identified other legacy issues leading to the establishment of remediation requirements, and progress is ongoing to conclude activities.

NatWest Group Annual Report on Form 20-F 2025	243

Notes to the consolidated financial statements continued

26 Non-cash and other items

This note shows non-cash items adjusted for in the cash flow statement and movement in operating assets and liabilities.

	2025	2024	2023
	£m	£m	£m
Impairment losses	671	359	572
Depreciation and amortisation	1,154	1,058	934
Change in fair value taken to profit or loss of other financial assets	33	274	(584)
Change in fair value taken to profit or loss of other financial liabilities and subordinated liabilities	517	200	831
Foreign exchange recycling losses/(gains)	28	77	(484)
Elimination of foreign exchange differences	(1,673)	1,525	312
Income receivable on other financial assets	(3,138)	(2,459)	(1,415)
Loss on sale of other financial assets	8	21	44
Share of (profit)/loss of associates	(68)	(19)	9
(Gain)/loss on sale of other assets and net assets and liabilities	(7)	(23)	125
Interest payable on MRELs and subordinated liabilities	1,340	1,407	1,352
Gain on redemption of own debt	—	—	(3)
Charges and releases of provisions	201	330	313
Change in fair value of cash flow hedges	899	1,494	1,021
Other non-cash items	126	35	59
Defined benefit pension schemes	93	86	122
Non-cash and other items	184	4,365	3,208
Change in operating assets and liabilities
Change in trading assets	197	(5,331)	327
Change in derivative assets	17,687	(373)	20,826
Change in settlement balance assets	1,440	5,146	(4,659)
Change in loans to banks	(950)	278	752
Change in loans to customers	(16,846)	(17,173)	(15,626)
Change in other financial assets	292	(92)	132
Change in other assets	(81)	133	(213)
Change in assets of disposal groups	—	106	412
Change in bank deposits	12,640	9,262	1,749
Change in customer deposits	6,848	2,113	(18,964)
Change in settlement balance liabilities	(787)	(4,916)	4,633
Change in trading liabilities	(5,694)	1,078	828
Change in derivative liabilities	(18,108)	(313)	(21,652)
Change in other financial liabilities	5,090	3,640	6,564
Change in notes in circulation	(152)	79	19
Change in other liabilities	(604)	(904)	(807)
Change in operating assets and liabilities	972	(7,267)	(25,679)

NatWest Group Annual Report on Form 20-F 2025	244

Notes to the consolidated financial statements continued

27 Analysis of the net investment in business interests and intangible assets

This note shows cash flows relating to obtaining or losing significant influence in associates or control of subsidiaries and net assets and liabilities purchased and sold.

These cash flows are presented as investing activities on the cash flow statement.

	2025	2024	2023
	£m	£m	£m
Fair value given for business acquired	—	—	(139)
Acquisition of interest in associates	(14)	(4)	—
Additional investment in associates	—	(1)	(5)
Cash paid for assets and liabilities purchased	244	(2,296)	—
Net inflow/(outflow) of cash in respect of acquisitions	230	(2,301)	(144)

Disposal of net assets and liabilities	—	1,003	5,560
Loss on disposal of net assets and liabilities	—	(8)	(87)
Net inflow of cash in respect of disposals	—	995	5,473

Dividends received from associate	19	1	16
Net cash expenditure on intangible assets	(617)	(614)	(744)
Net (outflow)/inflow of cash	(368)	(1,919)	4,601

28 Analysis of changes in financing during the year

This note shows cash flows and non-cash movements relating to the financing activities of the Group, including movements in share capital, share premium, paid-in equity, subordinated liabilities and MRELs.

	Share capital, share premium,
	and paid-in equity			Subordinated liabilities			MREL instruments
	2025	2024	2023	2025	2024	2023	2025	2024	2023
	£m	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January	15,413	14,734	15,590	6,136	5,714	6,260	23,998	21,660	22,265
Issued	1,248	1,390	—	828	1,386	611	4,864	5,051	3,973
Redeemed	(1,957)			(1,000)	(999)	(1,250)	(3,177)	(2,854)	(4,236)
Interest paid				(267)	(459)	(439)	(1,035)	(885)	(844)
Net cash flows from financing activities	(709)	1,390	—	(439)	(72)	(1,078)	652	1,312	(1,107)
Shares repurchased	(112)	(711)	(856)
Effects of foreign exchange				16	(54)	(166)	(666)	(49)	(987)
Changes in fair value				127	76	230	390	124	601
Loss on redemption of own debt				—	—	(3)	—
Interest payable				279	465	464	1,061	942	888
Other				4	7	7	6	9	—
At 31 December	14,592	15,413	14,734	6,123	6,136	5,714	25,441	23,998	21,660

NatWest Group Annual Report on Form 20-F 2025	245

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

	2025	2024	2023
	£m	£m	£m
Cash and balances at central banks	85,182	92,994	104,262
Trading assets (1)	4,703	6,886	8,851
Other financial assets	631	—	139
Loans to banks	4,917	4,965	5,572
Cash and cash equivalents	95,433	104,845	118,824

(1)	Includes cash collateral posted with bank counterparties in respect of derivative liabilities of £2,647 million (2024 - £3,660 million; 2023 - £4,434 million).

Certain members of NatWest Group are required by law or regulation to maintain balances with the central banks in the jurisdictions in which they operate. NatWest Markets N.V. had mandatory reserve deposits with De Nederlandsche Bank N.V. of €100 million (2024 - €95 million, 2023 - €132 million). The Royal Bank of Scotland International Limited had balances with Central Bank of Luxembourg of £79 million (2024 - £111 million, 2023 - £135 million).

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

	2025	2024
Directors' remuneration	£000	£000
Non-executive directors emoluments	1,638	1,547
Chair and executive directors emoluments	7,519	6,425
	9,157	7,972
Amounts receivable under long-term incentive plans and share option plans	3,279	1,471
Total	12,436	9,443

Compensation of key management

The aggregate remuneration of directors and other members of key management during the year was as follows:

	2025	2024
	£000	£000
Short-term benefits	23,380	20,862
Post-employment benefits	683	643
Share-based payments	10,801	5,624
	34,864	27,129

Short term benefits include benefits expected to be settled wholly within twelve months of balance sheet date. Post-employment benefits include defined benefit contributions for active members and pension funding to support contributions to the defined contribution schemes. Share-based payments include awards vested under rewards schemes.

NatWest Group Annual Report on Form 20-F 2025	246

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

	At 31 December
	2025	2024
	£000	£000
Loans to customers - amortised cost	2,631	3,538
Customer deposits	52,378	39,431

At 31 December 2025, amounts outstanding in relation to transactions, arrangements and agreements entered into by authorised institutions in NatWest Group, as defined in UK legislation, were £2,582,333 in respect of loans to six persons who were directors of the company at any time during the financial period.

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

UK Government

In May 2025, the UK Government through His Majesty’s Treasury (HMT) sold its remaining shareholding in NatWest Group plc. Under UK listing rules the UK Government and UK Government-controlled bodies remained related parties until 12 July 2025, 12 months after the UK Government shareholding in NatWest Group plc fell below 20%.

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

In March 2024 Bank of England Levy replaced the Cash Ratio Deposit scheme. Members of NatWest Group that are UK authorised institutions having eligible liabilities greater than £600 million are required to pay the levy. They also have access to Bank of England reserve accounts: sterling current accounts that earn interest at the Bank of England Base rate.

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

NatWest Group Annual Report on Form 20-F 2025	247

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

Amounts included in the NatWest Group financial statements, in aggregate, by category of related party are as follows:

	Associates and	Equity
	joint ventures	shares (1)	Total
31 December 2025	£m	£m	£m
Investments	753	1	754
Loans to customers - amortised cost	—	4	4
Customer deposits	1	—	1
Other comprehensive income	—	33	33
Other operating income	69	10	79

31 December 2024
Investments	690	122	812
Loans to customers - amortised cost	—	4	4
Customer deposits	1	1	2
Other comprehensive income	—	(22)	(22)
Other operating income	19	—	19

(1)Represents investments in entities where ownership is more than 10%

Post employment benefits

NatWest Group recharges NatWest Group Pension Fund with the cost of pension management services incurred by it. NatWest Group Pension Fund holds bank accounts held with the NatWest Group plc. At 31 December 2025 these balances amounted to £44.1 million (2024 - £43.2 million).

NatWest Group Pension fund also holds certain interest rate swaps, inflation swaps, credit derivatives, cross currency swaps and forward exchange rate agreements where subsidiaries of NatWest Group act as counterparties. These transactions are on commercial terms and carried out on an arms-length basis.

During February 2023, NatWest Group entered into an agreement to establish a new legal structure to hold assets, consolidated on NatWest Group’s balance sheet, to meet potential future contributions required by the Main section of the Group’ Pension Fund. This transaction required transfer of £471 million to the Reservoir Trust after the final dividend for 2022 approved by shareholders. This transaction does not create a pension liability with the Main section of the Group Pension Fund. Refer to details in Note 5 and in Material contracts information on pages 294 and 295.

NatWest Group Annual Report on Form 20-F 2025	248

Notes to the consolidated financial statements continued

33 Post balance sheet events

A post balance sheet event is an event that takes place between the reporting date and the date of approval of the financial statements. Significant events are included in the financial statements either to provide new information about conditions that existed at 31 December 2025 (reporting date), including estimates used to prepare the financial statements (known as an adjusting event) or to provide new information about conditions that did not exist at 31 December 2025 (non-adjusting events). This note provides information relating to material non-adjusting events.

On 9 February 2026, NatWest Group plc announced that it had reached an agreement to acquire Evelyn Partners for an enterprise value of £2.7 billion. Evelyn Partners is a leading integrated wealth management and financial planning firm with approximately £69 billion of assets under management and administration. The transaction is expected to complete in the summer of 2026, subject to regulatory approval.

As part of the ongoing on - market share buyback programme, NatWest Group plc has repurchased and cancelled a further 23.99 million shares since December 2025 for a total consideration (excluding fees) of £156.76 million.

Other than as disclosed in the accounts, there have been no other significant events subsequent to 31 December 2025 which would require a change or additional disclosure.

NatWest Group Annual Report on Form 20-F 2025	249

Non-IFRS financial measures

NatWest Group prepares its financial statements in accordance with UK-adopted International Accounting Standards (IAS), and International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB). This document contains a number of non-IFRS measures, or alternative performance measures, defined under the European Securities and Markets Authority (ESMA) guidance, or non-GAAP financial measures in accordance with the Securities and Exchange Commission (SEC) regulations. These measures are adjusted for notable and other defined items which management believes are not representative of the underlying performance of the business and which distort period-on-period comparison. The non-IFRS measures provide users of the financial statements with a consistent basis for comparing business performance between financial periods and information on elements of performance that are one-off in nature.

The non-IFRS measures also include the basis of calculation for metrics that are used throughout the banking industry.

These non-IFRS measures are not a substitute for IFRS measures and a reconciliation to the closest IFRS measure is presented where appropriate.

Measure	Description
Cost:income ratio (excl. litigation and conduct) Refer to table 2. Cost:income ratio (excl. litigation and conduct) on page 253.

The cost:income ratio (excl. litigation and conduct) is calculated as other operating expenses (operating expenses less litigation and conduct costs) divided by total income. Litigation and conduct costs are excluded as they are one-off in nature, difficult to forecast for Outlook purposes and distort period-on-period comparisons.

Customer deposits excluding central items Refer to Segment performance on pages 17-18 for components of calculation.

Customer deposits excluding central items is calculated as total NatWest Group customer deposits excluding Central items & other customer deposits. Central items & other includes Treasury repo activity.  The exclusion of Central items & other removes the volatility relating to Treasury repo activity and the reduction of deposits as part of our withdrawal from the Republic of Ireland.

These items may distort period-on-period comparisons and their removal gives the user of the financial statements a better understanding of the movements in customer deposits.

Funded assets Refer to Consolidated balance sheet on page 154 for components of calculation.	Funded assets is calculated as total assets less derivative assets. This measure allows review of balance sheet trends exclusive of the volatility associated with derivative fair values.
Loan:deposit ratio (excl. repos and reverse repos) Refer to table 5. Loan:deposit ratio (excl. repos and reverse repos) on page 255.

Loan:deposit ratio (excl. repos and reverse repos) is calculated as net customer loans - amortised cost excluding reverse repos divided by total customer deposits excluding repos. This metric is used to assess liquidity.

The removal of repos and reverse repos reduces volatility and presents the ratio on a basis that is comparable to UK peers. The nearest ratio using IFRS measures is: loan:deposit ratio. This is calculated as net loans to customers - amortised cost divided by customer deposits.

NatWest Group Return on Tangible Equity Refer to table 7. NatWest Group Return on Tangible Equity on page 255.

NatWest Group Return on Tangible Equity comprises annualised profit or loss for the period attributable to ordinary shareholders divided by average tangible equity. Average tangible equity is average total equity excluding average non-controlling interests, average other owners’ equity and average intangible assets. This measure shows the return NatWest Group generates on tangible equity deployed. It is used to determine relative performance of banks and used widely across the sector, although different banks may calculate the rate differently. The nearest ratio using IFRS measures is return on equity - this comprises profit attributable to ordinary shareholders divided by average total equity.

NatWest Group Annual Report on Form 20-F 2025	250

Non-IFRS financial measures continued

Measure	Description
Net interest margin and average interest earning assets Refer to Segment performance on pages 17-18 for components of calculation.

Net interest margin is net interest income, as a percentage of average interest earning assets (IEA). Average IEA are average IEA of the banking business of NatWest Group and primarily consists of cash and balances at central banks, loans to banks - amortised cost, loans to customers - amortised cost and other financial assets. It excludes trading balances and assets in treasury repurchase agreements that have not been derecognised. Average IEA shows the average asset base generating interest over the period.

Net loans to customers excluding central items Refer to Segment performance on pages 17-18 for components of calculation.

Net loans to customers excluding central items is calculated as total NatWest Group net loans to customers excluding Central items & other net loans to customers. Central items & other includes Treasury reverse repo activity. The exclusion of Central items & other removes the volatility relating to Treasury reverse repo activity and the reduction of loans to customers as part of our withdrawal from the Republic of Ireland.

This allows for better period-on-period comparisons and gives the user of the financial statements a better understanding of the movements in net loans to customers.

Operating expenses excluding litigation and conduct Refer to table 4. Operating expenses excluding litigation and conduct on page 254.

The management analysis of operating expenses shows litigation and conduct costs separately. These amounts are included within staff costs and other administrative expenses in the statutory analysis. Other operating expenses excludes litigation and conduct costs, which are more volatile and may distort period-on-period comparisons.

Segment return on equity Refer to table 8. Segment return on equity on page 256.

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

Tangible net asset value (TNAV) per ordinary share Refer to table 3. Tangible net asset value (TNAV) per ordinary share on page 254.

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

Total customer assets and liabilities (CAL) Refer to table 6. Total customer assets and liabilities (CAL) on page 255.

CAL comprises customer deposits and gross loans to customers (amortised cost), across the Retail Banking, Private Banking & Wealth Management and Commercial & Institutional segments. For the Private Banking & Wealth Management segment, CAL also includes AUMA, with an adjustment to deduct investment cash to avoid double counting, as investment cash is recognised within both customer deposits and AUMA.

The components of CAL are key drivers of income and provide a measure of growth and strength of the business on a comparable basis.

Total income excluding notable items Refer to table 1. Total income excluding notable items on page 252.

Total income excluding notable items is calculated as total income less notable items. The exclusion of notable items aims to remove the impact of one-offs and other items which may distort period-on-period comparisons.

NatWest Group Annual Report on Form 20-F 2025	251

Non-IFRS financial measures continued

1. Total income excluding notable items

	2025	2024	2023
	£m	£m	£m
Continuing operations
Total income	16,641	14,703	14,752
Less notable items:
Commercial & Institutional
Own credit adjustments (OCA)	1	(9)	(2)
Tax interest on prior periods	—	—	3
Dividend received on restructuring of a strategic investment	51	—	—
Central items & other
Liquidity Asset Bond sale (losses)/gains	—	—	(43)
Share of gains/(losses) of associate - Business Growth Fund	70	21	(4)
Property strategy update	—	—	(69)
Interest and foreign exchange management derivatives not in hedge accounting relationships	185	150	79
Foreign exchange recycling (losses)/gains	(27)	(76)	484
Loss on reclassification to disposal groups under IFRS 5	(39)	—	—
Tax interest on prior periods	—	(31)	(35)
	241	55	413
Total income excluding notable items	16,400	14,648	14,339

NatWest Group Annual Report on Form 20-F 2025	252

Non-IFRS financial measures continued

2. Cost:income ratio (excl. litigation and conduct)

	2025	2024	2023
	£m	£m	£m
Continuing operations
Operating expenses	8,262	8,149	7,996
Less litigation and conduct costs	(167)	(295)	(355)
Other operating expenses	8,095	7,854	7,641

Total income	16,641	14,703	14,752

Cost:income ratio	49.6%	55.4%	54.2%
Cost:income ratio (excl. litigation and conduct)	48.6%	53.4%	51.8%

NatWest Group Annual Report on Form 20-F 2025	253

Non-IFRS financial measures continued

3. Tangible net asset value (TNAV) per ordinary share

	Year ended
	31 December	31 December
	2025	2024
Ordinary shareholders’ interests (£m)	38,028	34,070
Less intangible assets (£m)	(7,292)	(7,588)
Tangible equity (£m)	30,736	26,482

Ordinary shares in issue (millions) (1)	7,995	8,043

NAV per ordinary share (pence)	476p	424p
TNAV per ordinary share (pence)	384p	329p

(1)	The number of ordinary shares in issue excludes own shares held.

4. Operating expenses excluding litigation and conduct

	Litigation	Other	Total
	and conduct	operating	operating
	costs	expenses	expenses
Year ended 31 December 2025	£m	£m	£m
Continuing operations
Staff expenses	64	4,110	4,174
Premises and equipment	6	1,285	1,291
Depreciation and amortisation	—	1,154	1,154
Other administrative expenses	97	1,546	1,643
Total	167	8,095	8,262

Year ended 31 December 2024
Continuing operations
Staff expenses	64	3,997	4,061
Premises and equipment	—	1,211	1,211
Depreciation and amortisation	—	1,058	1,058
Other administrative expenses	231	1,588	1,819
Total	295	7,854	8,149

Year ended 31 December 2023
Continuing operations
Staff expenses	62	3,839	3,901
Premises and equipment	—	1,153	1,153
Depreciation and amortisation	—	934	934
Other administrative expenses	293	1,715	2,008
Total	355	7,641	7,996

NatWest Group Annual Report on Form 20-F 2025	254

Non-IFRS financial measures continued

5. Loan:deposit ratio (excl. repos and reverse repos)

	As at
	31 December	31 December	31 December
	2025	2024	2023
	£m	£m	£m
Loans to customers - amortised cost	418,881	400,326	381,433
Less reverse repos	(32,817)	(34,846)	(27,117)
Loans to customers - amortised cost (excl. reverse repos)	386,064	365,480	354,316

Customer deposits	442,998	433,490	431,377
Less repos	(1,796)	(1,363)	(10,844)
Customer deposits (excl. repos)	441,202	432,127	420,533

Loan:deposit ratio	95%	92%	88%
Loan:deposit ratio (excl. repos and reverse repos)	88%	85%	84%

6. Total customer assets and liabilities (CAL)

		Private Banking
	Retail	& Wealth	Commercial &
	Banking	Management	Institutional	Total
As at 31 December 2025	£bn	£bn	£bn	£bn
Gross loans and advances to customers	217.9	19.0	155.8	392.7
Customer deposits	202.6	42.7	196.4	441.7
Assets under management and administration (AUMA)	—	58.5	—	58.5
Less investment cash included in both customer deposits and AUMA	—	(1.2)	—	(1.2)
CAL	420.5	119.0	352.2	891.7

As at December 2024
Gross loans and advances to customers	210.1	18.3	143.4	371.8
Customer deposits	194.8	42.4	194.1	431.3
Assets under management and administration (AUMA)	—	48.9	—	48.9
Less investment cash included in both customer deposits and AUMA	—	(1.1)	—	(1.1)
CAL	404.9	108.5	337.5	850.9

7. NatWest Group Return on Tangible Equity

	Year ended or as at
	31 December	31 December
	2025	2024
	£m	£m
Profit attributable to ordinary shareholders	5,479	4,519

Average total equity	41,506	38,018
Adjustment for other owners' equity and intangible assets	(12,952)	(12,226)
Adjusted total tangible equity	28,554	25,792

Return on equity	13.2%	11.9%
Return on Tangible Equity	19.2%	17.5%

NatWest Group Annual Report on Form 20-F 2025	255

Non-IFRS financial measures continued

8. Segment return on equity

	Retail	Private Banking	Commercial &
Year ended 31 December 2025	Banking	& Wealth Management	Institutional
Operating profit (£m)	3,121	394	4,064
Paid-in equity cost allocation (£m)	(99)	(17)	(237)
Adjustment for tax (£m)	(846)	(106)	(957)
Adjusted attributable profit (£m)	2,176	271	2,870
Average RWAe (£bn)	68.9	11.3	108.1
Equity factor	12.8%	11.1%	13.9%
Average notional equity (£bn)	8.8	1.3	15.0
Return on equity	24.7%	21.7%	19.1%

Year ended 31 December 2024
Operating profit (£m)	2,431	264	3,585
Paid-in equity cost allocation (£m)	(79)	(18)	(183)
Adjustment for tax (£m)	(659)	(69)	(851)
Adjusted attributable profit (£m)	1,693	177	2,551
Average RWAe (£bn)	63.4	11.1	107.0
Equity factor	13.4%	11.2%	13.8%
Average notional equity (£bn)	8.5	1.2	14.8
Return on equity	19.9%	14.2%	17.2%

Year ended 31 December 2023
Operating profit (£m)	2,638	291	3,236
Paid-in equity cost allocation (£m)	(55)	(23)	(165)
Adjustment for tax (£m)	(723)	(75)	(768)
Adjusted attributable profit (£m)	1,860	193	2,303
Average RWAe (£bn)	57.8	11.4	107.0
Equity factor	13.5%	11.5%	14.0%
Average notional equity (£bn)	7.8	1.3	15.0
Return on equity	23.8%	14.8%	15.4%

NatWest Group Annual Report on Form 20-F 2025	256

Performance measures not defined under IFRS

The table below summarises other performance measures used by NatWest Group, not defined under IFRS, and therefore a reconciliation to the nearest IFRS measure is not applicable.

Measure	Description
AUMA

AUMA comprises client assets under management (AUM) and client assets under administration (AUA) serviced through the Private Banking & Wealth Management segment and not recognised on NatWest Group’s balance sheet. AUM comprise assets where the investment management is undertaken by Private Banking & Wealth Management on behalf of customers of the Private Banking & Wealth Management, Retail Banking and Commercial & Institutional segments. AUA comprise i) third party assets held on an execution-only basis in custody by Private Banking & Wealth Management, Retail Banking and Commercial & Institutional for their customers, for which the execution services are supported by Private Banking & Wealth Management ii) AUA of Cushon, acquired on 1 June 2023, which are supported by Private Banking & Wealth Management and held and managed by third parties. This measure is tracked and reported as the amount of funds that we manage or administer, and directly impacts the level of investment income that we receive.

AUMA income

AUMA income includes investment income which reflects an ongoing fee as percentage of assets and transactional income related to investment services comprised of one-off fees for advice services, trading and exchange services, protection and alternative investing services. AUMA is a core driver of non-interest income, especially with respect to ongoing investment income and this measure provides a means of reporting the income earned on AUMA.

AUMA net flows

AUMA net flows represents assets under management (AUM net flows) and assets under administration (AUA net flows).

AUMA net flows is reported and tracked to monitor the business performance of new business inflows and management of existing client withdrawals across Private Banking & Wealth Management, Retail Banking and Commercial & Institutional.

Capital generation pre-distributions

Capital generation pre-distributions refers to the change in the CET1 ratio in the period, before distributions to ordinary shareholders. It reflects the capital generated through business activities and all other movements, including attributable profit for the period, impacts from acquisitions and disposals, and risk-weighted asset (RWA) changes, prior to the deduction of ordinary shareholder distributions such as ordinary dividends and share buybacks. It is used to show the capital generated in the period that is available for deployment in the business and distribution to shareholders.

Climate and transition finance

The climate and transition finance target enables NatWest Group to quantify the level of financing and facilitation provided by NatWest Group that could support customers in achieving their climate and/or transition ambitions, through lending and underwriting activities. The climate and transition finance framework, available on natwestgroup.com, underpins the target to provide £200 billion in climate and transition finance between 1 July 2025 and the end of 2030.

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

NatWest Group Annual Report on Form 20-F 2025	257

Additional information

NatWest Group Annual Report on Form 20-F 2025	258

Additional information continued

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

Yields and spreads of the banking business

	2025	2024	2023
	%	%	%
Gross yield (1,4)
- Group	4.46	4.59	4.04
- UK	4.63	4.76	4.22
- Overseas	1.38	1.85	1.45
Interest spread (2,4)
- Group	1.50	1.19	1.32
- UK	1.65	1.37	1.52
- Overseas	(0.95)	(1.79)	(2.86)
Net interest yield (3,4)
- Group	2.23	2.06	2.12
- UK	2.32	2.12	2.22
- Overseas	0.59	0.90	0.76

(1)	Gross yield is the interest earned on average interest-earning assets of the banking book as reported within the average balance sheet and related interest table.
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

(4)	The analysis into UK and overseas has been compiled on the basis of location of office.

NatWest Group Annual Report on Form 20-F 2025	259

Additional information continued

Average balance sheet and related interest

		2025			2024			2023
		Average			Average			Average
		balance	Interest	Rate	balance	Interest	Rate	balance	Interest	Rate
		£m	£m	%	£m	£m	%	£m	£m	%
Assets
Loans to banks	-UK	110,875	3,097	2.79	113,948	3,744	3.29	105,564	3,443	3.26
	-Overseas	24,730	202	0.82	26,089	302	1.16	29,072	294	1.01
Loans to customers	-UK	369,062	19,169	5.19	351,680	18,169	5.17	345,875	15,458	4.47
	-Overseas	2,357	124	5.26	1,858	126	6.78	1,744	93	5.31
Other financial assets	-UK	66,465	3,028	4.56	52,110	2,709	5.20	35,753	1,638	4.58
	-Overseas	2,170	78	3.59	2,593	137	5.28	2,583	97	3.77
Interest-earning assets	-UK	546,402	25,294	4.63	517,738	24,622	4.76	487,192	20,539	4.22
	-Overseas	29,257	404	1.38	30,540	565	1.85	33,399	484	1.45
Total interest-earning assets	-banking business (1,2,3,5)	575,659	25,698	4.46	548,278	25,187	4.59	520,591	21,023	4.04
	-trading business (4)	60,557			60,350			51,932
Interest-earning assets		636,216			608,628			572,523
Non-interest-earning assets		108,545			115,655			130,927
Total assets		744,761			724,283			703,450
Percentage of assets applicable to overseas operations		11.85%			12.93%			14.27%

Liabilities
Bank deposits	-UK	42,595	1,755	4.12	29,684	1,516	5.11	16,428	1,033	6.29
	-Overseas	635	20	3.15	412	18	4.37	183	6	3.26
Customer deposits: demand	-UK	105,160	2,071	1.97	93,513	2,090	2.23	90,833	1,428	1.57
	-Overseas	391	—	—	415	—	—	742	—	—
Customer deposits: savings	-UK	143,903	3,075	2.14	142,847	3,182	2.23	141,374	2,305	1.63
	-Overseas	—	—	—	1	—	—	59	—	—
Customer deposits: other time	-UK	57,484	2,357	4.10	59,054	2,901	4.91	35,307	1,389	3.93
	-Overseas	4,934	103	2.08	4,439	158	3.56	4,569	152	3.33
Other financial liabilities	-UK	69,239	2,996	4.33	70,053	3,470	8.82	70,552	3,129	6.75
	-Overseas	3,561	108	3.02	2,442	112	3.85	(713)	68	3.45
Subordinated liabilities	-UK	6,183	382	6.18	6,120	464	7.58	6,334	460	7.26
	-Overseas	391	1	0.26	225	1	0.44	502	4	0.86
Interest-bearing liabilities	-UK	424,564	12,636	2.98	401,271	13,623	3.39	360,828	9,744	2.70
	-Overseas	9,912	232	2.33	7,934	289	3.64	5,342	230	4.31
Total interest-bearing liabilities	-banking business (1,2)	434,476	12,868	2.96	409,205	13,912	3.40	366,170	9,974	2.72
	-trading business (4)	76,805			79,398			72,085
Interest-bearing liabilities		511,281			488,603			438,255
Non-interest-bearing liabilities:
Demand deposits	-UK	131,818			133,030			145,403
	-Overseas	62			202			577
Other liabilities		60,063			64,393			83,000
Total equity		41,537			38,055			36,215
Total liabilities and equity		744,761			724,283			703,450
Percentage of liabilities applicable to overseas operations		9.61%			9.99%			9.64%

(1)	2025 and 2024 average balances include Repos.
(2)	Interest receivable and interest payable have both been decreased by nil (2024 - nil decrease; 2023 - £3 million decrease) in respect of negative interest relating to financial assets that attracted negative interest.
(3)	Interest receivable includes £922 million (2024 - £936 million; 2023 - £837 million) in respect of loan fees forming part of the effective interest rate of loans and receivables.
(4)	Interest receivable and interest payable on trading assets and liabilities are included in income from trading activities.
(5)	Interest receivable includes amounts (unwind of discount) recognised on impaired loans and receivables. The average balances of such loans are included in average loans to banks and loans to customers.
(6)	The analysis into UK and overseas has been compiled on the basis of location of office.
(7)	2025, 2024 and 2023 Loans and advances to customers average balances have been reclassified to exclude assets held for sale (2025 - nil, 2024 - £0.63 billion, 2023 – £3.65 billion)

	2025	2024	2023
Other financial data	%	%	%
Return on average total assets (1)	0.7	0.6	0.6

(1)	Represents profit/(loss) attributable to ordinary shareholders as a percentage of average total assets.

NatWest Group Annual Report on Form 20-F 2025	260

Additional information continued

Ratios

	Personal				Wholesale					Total
		Credit	Other
2025	Mortgages	cards	personal	Total	Property	Corporate	FI	Sovereign	Total
Average loans (£m)	210,964	7,519	9,873	228,356	29,604	80,101	123,273	1,653	234,631	462,987
Provision charges (£m)	(142)	263	329	450	(10)	178	56	(3)	221	671

As a % of average loans during the year
Total provisions charged/(released) to income statement	(0.07)%	3.50%	3.33%	0.20%	(0.03)%	0.22%	0.05%	(0.18)%	0.09%	0.14%

2024
Average loans (£m)	205,254	6,390	8,764	220,408	26,802	80,467	106,955	3,236	217,460	437,868
Provision charges (£m)	8	115	161	284	8	47	19	1	75	359

As a % of average loans during the year
Total provisions charged/(released) to income statement	0.00%	1.80%	1.84%	0.13%	0.03%	0.06%	0.02%	0.03%	0.03%	0.08%

2023
Average loans (£m)	205,499	5,099	8,851	219,449	29,976	77,467	99,289	4,278	211,010	430,459
Provision charges (£m)	35	193	254	482	34	58	6	(2)	96	578

As a % of average loans during the year
Total provisions charged/(released) to income statement	0.02%	3.78%	2.87%	0.22%	0.11%	0.07%	0.01%	(0.05)%	0.05%	0.13%

Loans

	Less than			More than
	1 year	1-5 Years	5-15 years	15 years	Total
2025	£m	£m	£m	£m	£m
Personal
Mortgages	11,506	38,643	84,580	79,391	214,120
Credit cards	3,365	1,316	2,005	1,308	7,994
Other personal	4,836	5,138	801	292	11,067
Wholesale
Property	7,129	18,422	7,757	1,996	35,304
Financial institutions	81,418	21,148	4,109	34	106,709
Sovereign	3,908	398	723	124	5,153
Corporate	27,061	32,974	16,645	3,031	79,711
Total	139,223	118,039	116,620	86,176	460,058
of which:
Amortised cost
Fixed interest rates	55,441	47,353	85,669	77,781	266,244
Variable interest rates	52,955	67,677	30,677	8,286	159,595
Trading assets
Fixed interest rates	15,144	536	9	—	15,689
Variable interest rates	15,678	2,284	1	—	17,963
Other financial asset
Fixed interest rates	1	22	9	45	77
Variable interest rates	4	167	255	64	490

NatWest Group Annual Report on Form 20-F 2025	261

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

		2025 over 2024 - statutory			2024 over 2023 - statutory
		(Decrease)/increase due to changes in:			(Decrease)/increase due to changes in:
		Average	Average	Net	Average	Average	Net
		volume	rate	change	volume	rate	change
		£m	£m	£m	£m	£m	£m
Interest-earning assets
Loans to banks	UK	(98)	(549)	(647)	270	31	301
	Overseas	(15)	(85)	(100)	(32)	41	9
Loans to customers	UK	927	73	1,000	262	2,449	2,711
	Overseas	30	(32)	(2)	6	27	33
Other financial assets	UK	682	(362)	320	826	244	1,070
	Overseas	(20)	(39)	(59)	—	40	40
Total interest receivable of the banking business	UK	1,511	(838)	673	1,358	2,724	4,082
	Overseas	(5)	(156)	(161)	(26)	108	82
		1,506	(994)	512	1,332	2,832	4,164

Interest-bearing liabilities
Bank deposits	UK	(572)	333	(239)	(706)	223	(483)
	Overseas	(8)	6	(2)	(9)	(3)	(12)
Customer deposits: demand	UK	(241)	260	19	(43)	(619)	(662)
	Overseas	—	—	—	—	—	—
Customer deposits: savings	UK	(23)	130	107	(24)	(853)	(877)
	Overseas	—	—	—	—	—	—
Customer deposits: other time	UK	76	469	545	(1,103)	(409)	(1,512)
	Overseas	(16)	72	56	4	(10)	(6)
Other financial liabilities	UK	11	464	475	(121)	(220)	(341)
	Overseas	(24)	29	5	(35)	(9)	(44)
Subordinated liabilities	UK	(5)	87	82	16	(20)	(4)
	Overseas	(1)	1	—	2	1	3
Total interest payable of the banking business	UK	(754)	1,743	989	(1,981)	(1,898)	(3,879)
	Overseas	(49)	108	59	(38)	(21)	(59)
		(803)	1,851	1,048	(2,019)	(1,919)	(3,938)

Movement in net interest income	UK	757	905	1,662	(623)	826	203
	Overseas	(54)	(48)	(102)	(64)	87	23
		703	857	1,560	(687)	913	226

NatWest Group Annual Report on Form 20-F 2025	262

Additional information continued

Analysis of debt securities - fair value through other comprehensive income

The following table analyses debt securities and the related yield (based on weighted averages) by remaining maturity and issuer. The weighted average yield for each range of maturities is calculated by dividing the annualised interest income for each year end 31 December by the book amount of debt securities at that date.

	Within 1 year		After 1 but within 5 years		After 5 but within 10 years		After 10 years		Total
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
2025	£m	%	£m	%	£m	%	£m	%	£m	%
Central and local governments
- UK	3,639	4.0	5,718	3.5	4,379	3.4	381	4.0	14,117	3.6
- US	371	2.1	4,594	2.8	66	2.5	97	3.6	5,128	2.8
- Other	1,933	2.4	3,649	3.2	730	3.0	91	3.2	6,403	2.9
Other debt	1,766	2.4	12,655	3.2	1,469	2.9	351	3.9	16,241	3.1
	7,709	3.1	26,616	3.2	6,644	3.3	920	3.8	41,889	3.2
Of which ABS (1)	250	4.2	1,011	4.0	130	3.9	146	4.4	1,538	4.1

2024
Central and local governments
- UK	8,291	4.3	2,087	4.0	2,041	3.1	862	4.0	13,281	4.0
- US	338	1.3	3,773	3.0	324	3.4	152	2.8	4,587	2.9
- Other	2,010	0.9	3,005	2.5	1,069	2.9	108	3.1	6,192	2.1
Other debt	1,950	2.6	9,833	3.1	1,479	3.2	214	3.4	13,476	3.1
	12,589	3.4	18,698	3.1	4,913	3.1	1,336	3.7	37,536	3.2
Of which ABS (1)	95	4.6	624	4.7	45	5.1	30	4.0	794	4.7

2023
Central and local governments
- UK	3,442	0.1	620	4.1	640	2.0	1,739	3.4	6,441	1.5
- US	255	1.4	3,690	2.4	1,310	3.2	262	3.3	5,517	2.6
- Other	2,147	0.6	2,323	2.0	1,123	—	145	2.1	5,738	1.6
Other debt	2,124	2.2	6,887	2.8	1,418	2.5	198	3.4	10,627	2.6
	7,968	0.8	13,520	2.6	4,491	2.6	2,344	3.3	28,323	2.2
Of which ABS (1)	614	2.8	1,571	2.6	360	1.3	34	5.0	2,579	2.5

(1)	Includes covered bonds.

NatWest Group Annual Report on Form 20-F 2025	263

Additional information continued

Analysis of debt securities – amortised cost

The following table analyses debt securities at amortised cost and the related yield (based on weighted averages) by remaining maturity and issuer. The weighted average yield for each range of maturities is calculated by dividing the annualised interest income for each year end 31 December by the book amount of debt securities at that date.

	Within 1 year		After 1 but within 5 years		After 5 but within 10 years		After 10 years		Total
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
2025	£m	%	£m	%	£m	%	£m	%	£m	%
Central and local governments
- UK	131	1.5	3,118	0.3	9,834	4.5	—	—	13,083	3.5
- US	150	2.2	191	2.7	—	—	—	—	341	2.5
- Other	1,776	0.5	19	3.9	—	—	—	—	1,795	0.6
Other debt	2,365	2.9	3,342	3.0	4,541	2.6	11,091	3.5	21,339	3.2
Total	4,422	1.9	6,670	1.7	14,375	3.9	11,091	3.5	36,558	3.1

2024
Central and local governments
- UK	418	1.8	3,153	0.3	—	—	—	—	3,571	0.5
- US	239	1.0	261	1.8	—	—	—	—	500	1.4
- Other	45	2.7	40	4.6	—	—	—	—	85	3.6
Other debt	1,133	3.2	5,449	4.8	5,373	0.9	8,486	1.4	20,441	2.3
Total	1,835	2.6	8,903	3.2	5,373	0.9	8,486	1.4	24,597	2.0

2023
Central and local governments
- UK	754	1.9	2,064	0.8	71	0.9	—	—	2,889	1.1
- US	155	2.3	492	1.5	—	—	—	—	647	1.7
- Other	18	—	17	—	—	—	—	—	35	—
Other debt	1,198	2.7	4,987	4.5	4,410	1.2	7,529	1.1	18,124	2.1
Total	2,125	2.3	7,560	3.3	4,481	1.2	7,529	1.1	21,695	2.0

NatWest Group Annual Report on Form 20-F 2025	264

Additional information continued

Analysis of deposits - product analysis

The following table analyses deposits excluding repos by geographical area (location of office) and type of deposit.

	2025	2024	2023
	£m	£m	£m
UK
Deposits
- interest-free	136,240	136,477	142,865
- interest-bearing	320,243	316,585	299,011
Total UK	456,483	453,062	441,876
Overseas
Deposits
- interest-free	744	786	832
- interest-bearing	15,269	12,732	14,402
Total overseas	16,013	13,518	15,234
Total deposits	472,496	466,580	457,110
Overseas
US	22	43	23
Rest of the World	15,991	13,475	15,211
Total overseas	16,013	13,518	15,234

Repos
UK	38,547	23,872	26,088
US	15,780	16,723	13,371
Rest of the World	3,863	3,546	1,405
Total repos	58,190	44,141	40,864

Time deposits

	2025	2024	2023
	£m	£m	£m
Uninsured time deposits by maturity
0-3 months	21,513	19,063	17,797
3-6 months	5,743	7,479	12,941
6-12 months	5,956	11,651	11,034
Over 12 months	12,133	11,006	18,422
Total	45,345	49,199	60,194

Total uninsured time deposits have been calculated as the aggregate carrying value of the Group’s time deposits less the insured time deposit amounts as determined for regulatory purposes by the Group’s licensed deposit-takers, being those deposits eligible for immediate protection under deposit protection schemes (principally the Financial Services Compensation Scheme (FSCS) in the UK). Effective from 1 December 2025, the deposit protection limit was increased by FSCS from £85,000 to £120,000.

NatWest Group Annual Report on Form 20-F 2025	265

Additional information continued

Short-term borrowings

Short-term borrowings comprise repurchase agreements, borrowings from financial institutions, commercial paper and certificates of deposit. Derivative collateral received from financial institutions is excluded from the table, as are certain long-term borrowings.

	At year end		During the year
		Weighted average			Weighted average
	Balance	interest rate	Maximum balance	Average balance	interest rate
2025	£bn	%	£bn	£bn	%
Repos	46	5.0	70	46	5.7
Financial institutions (1)	61	0.9	63	59	1.0
Commercial paper	5	2.7	8	7	3.3
Certificates of deposits	4	3.8	7	5	4.0
Total	116	2.7	148	117	3.1

2024
Repos	44	6.3	61	48	7.3
Financial institutions (1)	57	1.2	59	55	1.2
Commercial paper	6	4.1	10	8	4.5
Certificates of deposits	5	4.8	8	6	4.9
Total	112	3.5	138	117	4.1

2023
Repos	41	7.3	56	40	7.1
Financial institutions (1)	55	1.2	62	58	0.9
Commercial paper	4	4.5	8	6	3.7
Certificates of deposits	7	4.8	7	5	4.6
Total	107	3.9	133	109	3.5

(1)	Excludes derivative cash collateral of £12 billion at 31 December 2025 (2024 - £13 billion; 2023 - £15 billion); and 2025 average of £12 billion (2024 - £13 billion; 2023 - £15 billion).

Balances are generally based on monthly data. Average interest rates during the year are computed by dividing total interest expense by the average amount borrowed. Weighted average interest rates at year end are for a single day and as such may reflect one-day market distortions, which may not be indicative of generally prevailing rates.

Other contractual cash obligations

The table below summarises other contractual cash obligations by payment date.

	0-3 months	3-12 months	1-3 years	3-5 years	5-10 years	10-20 years
2025	£m	£m	£m	£m	£m	£m

Contractual obligations to purchase goods or services	130	347	615	94	2	—
Total	130	347	615	94	2	—

2024

Contractual obligations to purchase goods or services	82	275	538	256	9	—
Total	82	275	538	256	9	—

2023

Contractual obligations to purchase goods or services	97	282	490	219	32	—
Total	97	282	490	219	32	—

Undrawn formal facilities, credit lines and other commitments to lend were £137,519 million (2024 - £132,958 million; 2023 - £124,790 million). While NatWest Group has given commitments to provide these funds, some facilities may be subject to certain conditions being met by the counterparty. NatWest Group does not expect all facilities to be drawn, and some may lapse before drawdown.

NatWest Group Annual Report on Form 20-F 2025	266

Additional information continued

Additional information on reverse repos and repos

The following table shows the value of reverse repos and repos included within the below balance sheet captions:

	2025	2024
	£m	£m
Reverse repos
Trading assets	27,656	27,127
Other financial assets	—	250
Loans to banks - amortised cost	3,601	1,794
Loans to customers - amortised cost	32,817	34,846

Repos
Bank deposits	27,816	11,967
Customer deposits	1,796	1,363
Other financial liabilities	—	250
Trading liabilities	28,578	30,562

Exchange rates

The following tables show the Noon Buying Rate in New York for cable transfers in sterling as certified for customs purposes by the Federal Reserve Bank of New York.

	January	December	November	October	September	August
US dollars per £1	2026	2025	2025	2025	2025	2025
Noon Buying Rate
High	1.3795	1.3505	1.3239	1.3481	1.3661	1.3572
Low	1.3384	1.3186	1.3044	1.3141	1.3351	1.3259

		2025	2024	2023	2022	2021
Noon Buying Rate
Period end rate		1.3447	1.2521	1.2743	1.2077	1.3500
Average rate for the year (1)		1.3206	1.2778	1.2477	1.2323	1.3739
Consolidation rate (2)
Period end rate		1.3456	1.2540	1.2746	1.2040	1.3486
Average rate for the year		1.3188	1.2780	1.2437	1.2370	1.3755

(1)The average of the Noon Buying Rates on the last US business day of each month during the year.
(2)The rates used for translating US dollars into sterling in the preparation of the financial statements.
(3)On 6 February 2026, the Noon Buying Rate was £1.3606.

NatWest Group Annual Report on Form 20-F 2025	267

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

Fees payable by the depository to the issuer

Fees incurred in past annual Period

From 1 January 2025 to 31 December 2025, the company received from the depository $2,863,481.64 for continuing annual stock exchange listing fees, standard out-of-pocket maintenance costs for the ADRs (consisting of the expenses of postage and envelopes for mailing annual and interim financial reports, printing and distributing dividend cheques, electronic filling of U.S. Federal tax information, mailing required tax forms, stationary, postage, facsimile, and telephone calls), any applicable performance indicators relating to the ADR facility, underwriting fees and legal fees.

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

NatWest Group Annual Report on Form 20-F 2025	268

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

Economic and political risk

NatWest Group, its customers and its counterparties face continued economic and political risks and uncertainties in the UK and global markets, including as a result of inflation and interest rates, supply chain disruption, protectionist policies, and geopolitical developments.

As a principally UK-focused banking group, NatWest Group is affected by global economic and market conditions and is particularly exposed to those conditions in the UK. Uncertain and volatile economic conditions in the UK or globally can create a challenging operating environment for financial services companies such as NatWest Group.

The outlook for the UK and the global economy is affected by many dynamic factors including: GDP, unemployment, inflation and interest rates, asset prices (including residential and commercial property), energy prices, monetary and fiscal policy (such as increases in bank taxes), supply chain disruption, protectionist policies or trade barriers (including tariffs).

Economic and market conditions could be exacerbated by a number of factors including: instability in the UK and/or global financial systems, market volatility and change, fluctuations in the value of the pound sterling, new or extended economic sanctions, volatility in commodity prices, political uncertainty or instability, concerns regarding sovereign debt (including sovereign credit ratings), any lack or perceived lack of creditworthiness of a counterparty or borrower that may trigger market-wide liquidity problems, changing demographics in the markets that NatWest Group and its customers serve, rapid changes to the economic environment due to the adoption of technology, digitisation, automation, artificial intelligence, decarbonisation, or due to the consequences of climate change, biodiversity loss, environmental degradation, and widening social and economic inequalities.

NatWest Group is also exposed to risks arising out of geopolitical events or political developments that may hinder economic or financial activity levels and may, directly or indirectly, impact UK, regional or global trade and/or NatWest Group’s customers and counterparties. NatWest Group’s business and performance could be negatively affected by political, military or diplomatic events, geopolitical tensions, armed conflict (for example, the Russia-Ukraine conflict and Middle East conflicts), terrorist acts or threats (including to critical infrastructures), more severe and frequent extreme weather events, widespread public health crises, and the responses to any of the above scenarios by various governments and markets.

NatWest Group may face political uncertainty in Scotland if there is another Scottish independence referendum. Scottish independence may adversely affect NatWest Group plc both in relation to its entities incorporated in Scotland and in other jurisdictions. Any changes to Scotland’s relationship with the UK or the EU may adversely affect the environment in which NatWest Group plc and its subsidiaries operate and may require further changes to NatWest Group, independently or in conjunction with other mandatory or strategic structural and organisational changes, any of which could adversely affect NatWest Group.

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

Any of the above may have a material adverse effect on NatWest Group’s future results, financial condition, prospects, and/or reputation.

NatWest Group Annual Report on Form 20-F 2025	269

Risk factors continued

Changes in interest rates will continue to affect NatWest Group’s business and results.

NatWest Group’s performance is affected by changes in interest rates. Benchmark overnight interest rates, such as the UK base rate, decreased in 2025. Forward rates imply UK short term interest rates, including the UK base rate, will continue to decline in 2026, while they anticipate longer term swap rates, such as the GBP 5 and 10-year swap rates, will rise slightly across 2026. Stable interest rates support more predictable income flow and less volatility in asset and liability valuations, although persistently low and negative interest rates may adversely affect NatWest Group. Further, volatility in interest rates may result in unexpected outcomes both for interest income and asset and liability valuations which may adversely affect NatWest Group. For example, decreases in key benchmark rates such as the UK base rate may adversely affect NatWest Group’s net interest margin, and unexpected movements in spreads between key benchmark rates such as sovereign and swap rates may in turn affect liquidity portfolio valuations. In addition, unexpected sharp rises in rates may also have negative impacts on some asset and derivative valuations.

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

Decisions of central banks (including the Bank of England (‘BoE’), the European Central Bank (‘ECB’) and the US Federal Reserve) and political or market events, which are outside NatWest Group’s control, may lead to unexpected fluctuations in currency exchange rates. Although NatWest Group is principally a UK-focused banking group, it is subject to structural foreign exchange risk from capital deployed in NatWest Group’s foreign subsidiaries, branches and other strategic equity shareholdings. NatWest Group also relies on issuing securities in non-sterling currencies, such as US dollars and euros, that assist in meeting NatWest Group’s regulatory requirements. In addition, NatWest Group conducts banking activities in non-sterling currencies (for example, loans, deposits and dealing activity) which affect its revenue. NatWest Group also uses service providers based outside the UK for certain services and as a result certain operating results are subject to fluctuations in currency exchange rates.

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

Any of the above may have a material adverse effect on NatWest Group’s future results, financial condition, prospects, and/or reputation.

NatWest Group Annual Report on Form 20-F 2025	270

Risk factors continued

Business change and execution risk

The implementation and execution of NatWest Group’s strategy carries execution and operational risks and it may not achieve its stated aims and targeted outcomes.

NatWest Group’s strategy (including the strategic priorities of disciplined growth, leveraging simplification and active balance sheet and risk management) is intended to reflect the rapidly changing environment and backdrop of significant societal disruption driven by technology and changing customer expectations.

There is also increasing scrutiny from stakeholders regarding how NatWest Group addresses environmental and social challenges, including its support for the transition to net zero, promotion of inclusive workplaces, protection of customer data, and responsible management of its workforce and of its supply chain.

Many factors may adversely impact the successful implementation of NatWest Group’s strategy, including:

●	macroeconomic challenges which may adversely affect NatWest Group’s customers, and could in turn adversely impact certain strategic initiatives for NatWest Group (see ‘NatWest Group, its customers and its counterparties face continued economic and political risks and uncertainties in the UK and global markets, including as a result of inflation and interest rates, supply chain disruption, protectionist policies, and geopolitical developments’);
●	changing customer expectations and behaviour in response to macroeconomic conditions or developments, technology and other factors which could reduce the profitability, competitiveness, or volume of services NatWest Group offers;
●	the rapid emergence and deployment of new technologies (such as artificial intelligence, quantum computing, blockchain and digital currencies) resulting in a potential shift across the market towards products and services that are not part of NatWest Group’s core offering today;
●	the deployment and integration of artificial intelligence in NatWest Group’s processes, controls, and products;
●	the emergence of digital assets and digital currencies operating alongside the traditional monetary system;
●	increased competitive threats from incumbent banks, fintech companies (including buy-now-pay-later companies and payment platforms), large retail and technology conglomerates and other new market entrants (including those that emerge from mergers and consolidations) who may have competitive advantages in terms of scale, technology and customer engagement; and
●	changes to the regulatory environment and associated requirements which could lead to shifts in operating cost and regulatory capital requirements that impact NatWest Group’s product offerings and business models (see ‘NatWest Group’s businesses are subject to substantial regulation and oversight, which are constantly evolving and may adversely affect NatWest Group’ and ‘NatWest Group could incur losses or be required to maintain higher levels of capital as a result of limitations or failure of various models.)

Delivery of NatWest Group’s strategy will require:

●	maintaining effective governance, procedures, systems and controls giving effect to NatWest Group’s strategy;
●	maintaining effective conflicts of interest policies to mitigate the risk of breach of the UK ring-fencing regime due to the creation of the Commercial & Institutional business segment; and
●	achieving the stated financial, capital and operational targets and expectations within the relevant timeframes.

NatWest Group Annual Report on Form 20-F 2025	271

Risk factors continued

In pursuing its strategy, NatWest Group may not be able to successfully: (i) implement some or all aspects of its strategy; (ii) meet any or all of the related targets or expectations of its strategy; and otherwise realise the anticipated benefits of its strategy, in a timely manner, or at all; or (iii) realise the intended strategic objectives of any other future strategic or growth initiative, which may also result in materially higher costs or risks than initially contemplated. This could lead to additional management actions by NatWest Group. The scale and scope of NatWest Group’s strategy and the intended changes continue to present material business, operational and regulatory (including compliance with the UK ring-fencing regime), conflicts, legal, execution, IT system, cybersecurity, internal culture, conduct and people risks. Implementing changes and strategic actions, including in respect of any growth, simplification or cost-saving initiatives, requires the effective application of robust governance and controls frameworks and IT systems and there is a risk that NatWest Group may not be successful in these respects.

Additionally, as a result of the UK’s withdrawal from the EU, certain aspects of the services provided by NatWest Group require local licences or individual equivalence decisions (temporary or otherwise) by relevant regulators. In April 2024, the European Parliament approved the Banking Package (CRR III/CRD VI). From 11 January 2027, non-EU firms providing ‘banking services’ will be required to apply for and obtain authorisation to operate as third country branches in each relevant EU member state where they provide these services, unless an exemption applies. NatWest Group continues to evaluate its EU operating model, making adaptations as necessary. Changes to, or uncertainty regarding NatWest Group’s EU operating model have been, and may continue to be, costly and may: (i) adversely affect customers and counterparties who are dependent on trading with the EU or personnel from the EU; and/or (ii) result in regulatory sanction and/or further costs due to a failure to receive the required regulatory permissions and/or further changes to NatWest Group’s business operations, product offering, customer engagement, and regulatory requirements.

Each of these risks, and others identified in this section entitled ‘Principal Risks and Uncertainties’, individually or collectively could jeopardise the implementation and delivery of NatWest Group’s strategy, and adversely affect NatWest Group’s products and services offering, its reputation with customers or business model, and its ability to meet its targets, guidance, and forecasts.

Any of the above may have a material adverse effect on NatWest Group’s future results, financial condition, prospects, and/or reputation.

Acquisitions, divestments, or other transactions by NatWest Group may not be successful.

NatWest Group may decide to undertake acquisitions, investments, the purchase of assets and liabilities, divestments, restructurings, reorganisations, joint ventures and other strategic partnerships, as well as other transactions and initiatives. In doing so, NatWest Group may have to compete with other financial institutions or entities offering financial services products (including those that emerge from mergers and consolidations, as well as retail and technology conglomerates). These competitors may have more bargaining power in negotiations than NatWest Group, and therefore may be in a position to extract more advantageous terms than NatWest Group. Refer to ‘NatWest Group operates in markets that are highly competitive, with evolving competitive pressures and technology disruption’.

NatWest Group may pursue these transactions and initiatives to, amongst others: (i) increase scale and/or enhance capabilities that may lead to better productivity or cost efficiencies; (ii) acquire talent; (iii) pursue new products or expand existing products; and/or (iv) enter new markets or enhance its presence in existing markets. In pursuing its strategy, NatWest Group may not fully realise the expected benefits and value from the above-mentioned transactions and initiatives in the time, or to the degree, anticipated, or at all.

In particular, NatWest Group may: (i) fail to realise the business rationale for the transaction or initiative, or rely on assumptions underlying the business plans supporting the valuation of a target transaction or initiative that may prove inaccurate (for example, regarding synergies and expected commercial demand); (ii) fail to successfully integrate any acquired businesses, investment, joint-venture or assets (including in respect of technologies, existing strategies, products, governance, systems and controls, and human capital) or to successfully divest or restructure a business; (iii) fail to retain key employees, customers and suppliers of any acquired or restructured business; (iv) be required or wish to terminate pre-existing contractual relationships, which could prove costly and/or be executed on unfavourable terms and conditions; (v) fail to conduct adequate due diligence or fail to discover certain contingent or undisclosed liabilities in businesses that it acquires; and (vi) not obtain necessary regulatory and other approvals or onerous conditions may be attached to such approvals. Accordingly, NatWest Group may not be successful in achieving its strategy and any particular transaction may not succeed, may be limited in scope or scale and may not conclude on the terms contemplated, or at all.

Any of the above may have a material adverse effect on NatWest Group’s future results, financial condition, prospects, and/or reputation.

NatWest Group Annual Report on Form 20-F 2025	272

Risk factors continued

NatWest Group operates in markets that are highly competitive, with evolving competitive pressures and technology disruption.

NatWest Group faces increasing competitive pressures and technology disruption from incumbent traditional UK banks, challenger banks and building societies (including those formed through mergers), fintech companies (including companies offering buy-now-pay-later and payment platforms), large technology conglomerates and new market entrants leveraging technology and/or other advantages to compete for customer engagement. “BigTech” companies pose a threat to incumbent banking providers because of their customer innovation and global reach. In addition, digital-first banks (often referred to as “neobanks”) and fintechs are aiming to compete to serve customers that increasingly use a constellation of providers to support their complex and evolving needs (e.g., personal financial management, buy now and pay later, and paying for goods and services in foreign currency).

Competition is expected to continue and intensify due to: evolving customer behaviour, technological changes (including digital currencies, stablecoins and the growth of digital banking), competitor behaviour, new market entrants, competitive foreign exchange offerings, industry trends resulting in increased disaggregation or unbundling of financial services or, conversely, the re-intermediation of traditional banking services, and the impact of regulatory actions, among others. In particular, NatWest Group may be unable to grow or retain market share due to new (or more competitive) banking, lending and payment offerings by rapidly evolving incumbents and challengers (including shadow banks, alternative or direct lenders and new entrants).

Regulatory and competition policy interventions such as the UK initiative on Open Banking, ‘Open Finance’ and remedies imposed by the Competition and Markets Authority (‘CMA’) are accelerating these trends. These competitive pressures may result in a shift in customer behaviour and impact NatWest Group’s revenues and profitability, particularly in its key UK retail and Commercial & Institutional banking segments. Moreover, innovations in biometrics, artificial intelligence, automation, cloud services, blockchain, cryptocurrencies and quantum computing may rapidly facilitate industry transformation.

Increasingly, many of NatWest Group’s products and services are, and will become, more technology intensive, including through digitalisation, automation, and the use of artificial intelligence while needing to continue complying with applicable and evolving regulations. NatWest Group’s ability to develop or acquire digital solutions and their integration into NatWest Group’s structures, systems and controls has become increasingly important for retaining and growing NatWest Group’s market share and customer-facing businesses. NatWest Group’s innovation strategy, which includes investing in its IT capability to address increasing customer and merchant use of online and mobile banking technology, as well as selective acquisitions (such as fintech ventures, including Rooster Money and Boxed), may not be successful or may not result in NatWest Group offering innovative products and services in the future.

Furthermore, competitors may outperform NatWest Group in deploying technologies to deliver products or services to customers, which may adversely affect NatWest Group’s competitive position. In addition, continued industry consolidation and/or technological developments could result in the emergence of new competitors or strengthening NatWest Group’s current competitors, including in their ability to offer a broader, more attractive and/or better value range of products and services and geographic diversity. For example, new market entrants, including non-traditional financial services providers, such as retail or technology conglomerates, may benefit from scale, technology and customer engagement advantages and may be able to deliver financial services at a lower cost base.

Failure to offer competitive, attractive, innovative, and profitable products that are also released in a timely manner; may result in lost market share, losses on some or all of NatWest Group’s initiatives and missed growth opportunities. For example, NatWest Group is investing in the automation of certain solutions and interactions within its customer-facing businesses, including through artificial intelligence. There can be no certainty that such initiatives will allow NatWest Group to compete effectively or will deliver the expected cost savings. In addition, the implementation of NatWest Group’s strategy, delivery on its climate ambition and cost-controlling measures, may also have an adverse effect on competitiveness and returns. Moreover, activist investors engagement and increased intervention may challenge NatWest Group’s strategic initiatives.

NatWest Group may also fail to identify opportunities or derive benefits from technological innovation, shifting customer behaviour or regulatory changes. Competitors may better attract and retain customers and key employees, operate more effective IT systems, have access to lower cost funding and/or be able to attract deposits on more favourable terms than NatWest Group. Although NatWest Group invests in new technologies and participates in industry and research-led technology development initiatives, such investments may be insufficient or ineffective, especially given NatWest Group’s focus on business simplification and cost efficiencies. This could affect NatWest Group’s ability to offer innovative products or technologies to customers.

Any of the above may have a material adverse effect on NatWest Group’s future results, financial condition, prospects, and/or reputation.

NatWest Group Annual Report on Form 20-F 2025	273

Risk factors continued

The transfer of NatWest Group’s EU corporate portfolio involves certain risks.

To improve efficiencies and best serve customers, certain assets, liabilities, transactions and activities of NatWest Group (including its Western European corporate portfolio principally consisting of term funding and revolving credit facilities), have been or may be: (i) transferred from the ring-fenced subgroup of NatWest Group to NWM Group and/or (ii) transferred to the ring-fenced subgroup of NatWest Group from NWM Group, subject to customer and regulatory requirements, such as CRD VI. The timing, success and quantum of any of these transfers remain uncertain as is the impact of these transactions on its results of operations.

If such transfers are unable to be implemented in response to triggering events, such as changes in the regulatory environment, it may result in reputational damage.

Any of the above may have a material adverse effect on NatWest Group’s future results, financial condition, prospects, and/or reputation.

Financial resilience risk

NatWest Group may not achieve its ambitions or targets, meet its guidance, or be in a position to continue to make discretionary capital distributions (including dividends to shareholders).

NatWest Group has set a number of financial, capital and operational targets and provided guidance including in respect of its: CET1 ratio target, return on tangible equity (RoTE), total income, other operating expenses, loan impairment rate, capital generation pre-distributions, customer assets and liabilities growth rate, cost:income ratio, RWAs, ordinary dividends, funding plans and requirements, employee engagement, diversity and inclusion as well as climate-related targets (including its climate and transition finance targets) and customer satisfaction targets and discretionary capital distributions). Refer to ‘The implementation and execution of NatWest Group’s strategy carries execution and operational risks and it may not achieve its stated aims and targeted outcomes.’

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

In addition, as NatWest Group plc is a non-operating holding company, its source of income is from its operating subsidiaries that hold the principal assets and operations of NatWest Group and its ability to continue to make capital distributions (including dividends to shareholders) is therefore subject to such subsidiaries’ financial performance, and their respective ability to make capital distributions directly or indirectly to NatWest Group plc which, in certain cases, could also be restricted by applicable laws, regulations and other requirements. Refer to ‘NatWest Group, its customers and its counterparties face continued economic and political risks and uncertainties in the UK and global markets, including as a result of inflation and interest rates, supply chain disruption, protectionist policies, and geopolitical developments.’

Any failure of NatWest Group to achieve ambitions or targets, meet its guidance, or make discretionary capital distributions may have a material adverse effect on NatWest Group’s future results, financial condition, prospects, and/or reputation.

NatWest Group Annual Report on Form 20-F 2025	274

Risk factors continued

NatWest Group has significant exposure to counterparty and borrower risk including credit losses, which may have an adverse effect on NatWest Group.

NatWest Group has exposure to many different sectors, customers and counterparties, and risks arising from actual or perceived changes in credit quality and the recoverability of monies due from borrowers and other counterparties are inherent in a wide range of NatWest Group’s businesses. These risks may increase where a significant proportion of NatWest Group’s business activities relate to a single counterparty, a related and/or connected group of counterparties or a similar type of customer, product, sector or geography. NatWest Group’s lending strategy and associated processes and systems may fail to identify, anticipate or quickly react to weaknesses or risks (including material cybersecurity vulnerabilities) in a particular sector, market, borrower or counterparty. NatWest Group may also fail to assess its credit risk appetite relative to competitors, or fail to appropriately value physical or financial collateral. This may result in increased default rates or a higher loss given default for loans, which may, impact NatWest Group’s profitability. Refer to ‘Risk and capital management — Credit Risk’.

The credit quality of NatWest Group’s borrowers and other counterparties may be affected by UK and global macroeconomic and political uncertainties, as well as prevailing economic and market conditions. For example, as the level of household indebtedness (on a per capita basis) in the UK remains high, the ability of households and businesses to service their debts could be worsened by a period of high unemployment, or high interest rates or inflation, particularly if prolonged.

Refer to ‘NatWest Group, its customers and its counterparties face continued economic and political risks and uncertainties in the UK and global markets, including as a result of inflation and interest rates, supply chain disruption, protectionist policies, and geopolitical developments’. Any further deterioration in these conditions or changes to legal or regulatory landscapes could worsen borrower and counterparty credit quality or impact the enforcement of contractual rights, increasing credit risk. Any increase in drawings upon committed credit facilities may also increase NatWest Group’s RWAs. NatWest Group may be affected by volatility in property prices (including as a result of political or economic conditions) given that NatWest Group’s mortgage loan portfolio as at 31 December 2025 amounted to £215.2 billion, representing 50.0% of NatWest Group’s total loan exposure. If property prices were to weaken this could lead to higher impairment charges, particularly if default rates also increase. In addition, NatWest Group’s credit risk may be exacerbated if the collateral that it holds cannot be realised as a result of market conditions, regulatory intervention, or other applicable laws, or if it is liquidated at prices not sufficient to recover the net amount outstanding to NatWest Group after accounting for any IFRS 9 provisions already made. This is most likely to occur during periods of illiquidity or depressed asset valuations.

NatWest Group is exposed to the financial sector, including sovereign debt securities, financial institutions, financial intermediation providers (including providing facilities to financial sponsors and funds, backed by assets or investor commitments) and securitised products (typically senior lending to special purpose vehicles backed by pools of segregated financial assets).

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

NatWest Group has applied an internal analysis of multiple economic scenarios (MES) together with the determination of specific overlay adjustments to inform its IFRS 9 ECL (Expected Credit Loss). The recognition and measurement of ECL is complex and involves the use of significant judgement and estimation. This includes the formulation and incorporation of multiple forward-looking economic scenarios into ECL to meet the measurement objective of IFRS 9. The ECL provision is sensitive to the model inputs and economic assumptions underlying the estimate. Refer to ‘Risk and capital management – Credit Risk’. A credit deterioration would also lead to RWA increases. Furthermore, the assumptions and judgements used in the MES and ECL assessment at 31 December 2025 may not prove to be adequate resulting in incremental ECL provisions for NatWest Group.

As NatWest Group has exposure to the financial industry, it also has exposure to shadow banking entities (i.e. entities which carry out activities of a similar nature to banks but without the same regulatory oversight). As a result, NatWest Group is required to identify and monitor its exposure to shadow banking entities, implement and maintain an internal framework for the identification, management, control and mitigation of the risks associated with exposure to shadow banking entities, and ensure effective reporting and governance regarding this. If NatWest Group is unable to properly identify and monitor its shadow banking exposure, maintain an adequate framework, and/or ensure effective reporting and governance regarding it, this may adversely affect NatWest Group.

NatWest Group Annual Report on Form 20-F 2025	275

Risk factors continued

In line with certain mandated COVID-19 pandemic support schemes, NatWest Group assisted customers with a number of initiatives including NatWest Group’s participation in the Bounce Back Loan Scheme (‘BBLS’) products. NatWest Group sought to manage the risks of fraud and money laundering against the need for the fast and efficient release of funds to customers and businesses. NatWest Group may be exposed to fraud, conduct and litigation risks arising from inappropriate approval (or denial) of BBLS, or the enforcing or pursuing repayment thereof (or a failure to exercise forbearance), which may have an adverse effect on NatWest Group’s reputation and results of operations. The implementation of the initiatives and efforts mentioned above may result in litigation, regulatory and government actions and proceedings. These actions may result in judgements, settlements, penalties, fines, or removal of recourse to the government guarantee provided under those schemes for impacted loans.

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

As at 31 December 2025, NatWest Group plc subsidiaries held £487.1 billion in deposits from banks and customers. The level of deposits of NatWest Group may fluctuate due to factors outside of its control, such as a loss of customers, loss of customer and/or investor confidence (including in individual NatWest Group entities or as a result of volatility in the financial industry), changes in customer behaviour, changes in interest rates, government support, increasing competitive pressures for retail and corporate customer deposits (including from new entrants or fintech companies (including deposit aggregators)), new deposit offerings (such as digital assets), or the reduction or cessation of deposits by wholesale depositors, which could result in a significant outflow of deposits within a short period of time. An inability to grow or any material decrease in NatWest Group’s deposits could, particularly if accompanied by one or more of the other factors mentioned above, adversely affect NatWest Group’s ability to satisfy its liquidity or funding needs, or comply with its related regulatory requirements. In turn, this could require NatWest Group to adapt its funding plans or change its operations.

Macroeconomic developments, political uncertainty, changes in interest rates, market volatility, and other stress events could affect NatWest Group’s ability to access sources of liquidity and funding (including in foreign currencies) on satisfactory terms, or at all. This may result in higher funding costs and failure to comply with regulatory capital, funding and leverage requirements. As a result, NatWest Group and its subsidiaries could be required to change their funding plans. This could exacerbate funding and liquidity risk, which may adversely affect NatWest Group.

As at 31 December 2025, NatWest Group plc’s average liquidity coverage ratio was 147% for the preceding 12 months and its average net stable funding ratio was 135%. If its liquidity position and/or funding were to come under stress, and if NatWest Group were unable to raise funds through deposits, in the debt capital markets or through other reliable funding sources, on acceptable terms, or at all, its liquidity position would likely be adversely affected and it might be unable to meet deposit withdrawals on demand or at their contractual maturity, repay borrowings as they mature, meet its obligations under committed financing facilities, comply with regulatory funding requirements, undertake certain capital and/or debt management activities, and/or fund new loans, investments and businesses or make capital distributions to its shareholders.

If, under a stress scenario, the level of liquidity falls outside of NatWest Group’s risk appetite, there are a range of recovery management actions that NatWest Group could take to manage its liquidity levels, but any such actions may not be sufficient to restore adequate liquidity levels and the related implementation may have adverse consequences for NatWest Group’s operations.

Under the Prudential Regulation Authority (PRA) Rulebook, NatWest Group must maintain a recovery plan acceptable to its regulator, such that a breach of NatWest Group’s applicable liquidity requirements may trigger the application of NatWest Group’s recovery plan to attempt to remediate a deficient liquidity position. NatWest Group may need to liquidate assets to meet its liabilities, including disposals of assets not previously identified for disposal to reduce its funding commitments or trigger the execution of certain management actions or recovery options. In a time of reduced market liquidity, NatWest Group may be unable to sell its assets at attractive prices, or at all, which may adversely affect NatWest Group’s liquidity.

Any of the above may have a material adverse effect on NatWest Group’s future results, financial condition, prospects, and/or reputation.

NatWest Group may not meet the prudential regulatory requirements for regulatory capital and MREL, or manage its capital effectively, which could trigger the execution of certain management actions or recovery options.

NatWest Group is required by regulators in the UK, the EU and other jurisdictions in which it undertakes regulated activities to maintain adequate financial resources. Adequate levels of capital provide NatWest Group with financial flexibility specifically in its core UK operations in the face of turbulence and uncertainty in the UK and the global economy. Adequate levels of capital also enable NatWest Group plc to make discretionary capital distributions (including dividends to shareholders), undertake buybacks of its shares, and remain a viable, competitive and profitable business.

NatWest Group Annual Report on Form 20-F 2025	276

Risk factors continued

As at 31 December 2025, NatWest Group plc’s CET1 ratio was 14.0% and is targeting a CET1 ratio in the range of around 13.0%. NatWest Group plc’s target CET1 ratio is based on a combination of its views on the appropriate level of capital and its actual and expected regulatory requirements and internal modelling, including stress scenarios and management’s and/or the PRA’s views on appropriate buffers above minimum required operating levels. NatWest Group plc’s current capital strategy is based on the expected accumulation of additional capital through the accrual of retained earnings over time, planned capital actions (including issuances, redemptions, and discretionary capital distributions), RWA growth in the form of regulatory uplifts and lending growth and other capital management initiatives which focus on improving capital efficiency and ensuring NatWest Group meets its medium-to-long term targets. NatWest Group intends to make capital distributions in surplus to its publicly stated CET1 ratio target of 13.0% to its equity investors, subject to macroeconomic conditions and regulatory approval, via a combination of dividends and buybacks. In making dividends distribution and buyback decisions, consideration is given to previously guided ordinary dividend pay-out ratios, and maximising shareholder value.

A number of factors may impact NatWest Group plc’s ability to maintain its CET1 ratio target and achieve its capital strategy. These include:

●	a depletion of its capital resources through increased costs or liabilities or reduced profits (for example, due to an increase in provisions due to a deterioration in UK or global economic conditions);
●	an increase in the quantum of RWAs/leverage exposure in excess of that expected, including due to regulatory changes (including their interpretation or application), or a failure in internal controls or procedures to accurately measure and report RWAs/leverage exposure;
●	changes in prudential regulatory requirements including NatWest Group plc’s total capital requirement/leverage requirement set by the PRA, including Pillar 2 requirements, as applicable, and regulatory buffers as well as any applicable scalars;
●	reduced upstreaming of dividends from NatWest Group plc’s subsidiaries because of changes in their financial performance and/or the extent to which entity-specific capital requirements exceed NatWest Group plc’s CET1 ratio target; and
●	limitations on the use of double leverage (i.e., NatWest Group plc’s use of debt to invest in the equity of its subsidiaries, as a result of the BoE’s and/or NatWest Group’s evolving views on distribution of capital within groups).

A shortage or reduction of capital could in turn affect NatWest Group plc’s capital ratio, and/or its ability to make capital distributions and in turn NatWest Group may not remain a viable, competitive or profitable banking business. A minimum level of capital is required to be met by NatWest Group plc for it to be entitled to make certain discretionary payments, and institutions such as NatWest Group plc which fail to meet the regulatory combined buffer requirement are subject to restricted discretionary payments. The resulting restrictions are scaled according to the extent of the breach of the combined buffer requirement and calculated as a percentage of the profits of the institution since the last distribution of profits or discretionary payment which gives rise to a maximum distributable amount (MDA) (if any) that the financial institution can distribute through discretionary payments. Any breach of the combined buffer requirement may necessitate NatWest Group plc reducing or ceasing discretionary payments to shareholders (including payments of dividends) and buybacks depending on the extent of the breach.

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

If, under a stress scenario, the level of regulatory capital or MREL falls outside of NatWest Group’s risk appetite, there are a range of recovery management actions (focused on risk reduction and mitigation) that NatWest Group could seek to take to manage its capital levels, but any such actions may not be sufficient to restore adequate capital levels. Under the PRA Rulebook, NatWest Group must maintain a recovery plan acceptable to its regulator, such that a breach of NatWest Group’s applicable capital or leverage requirements may trigger the application of NatWest Group’s recovery plan to remediate a deficient capital position. Further, NatWest Group’s regulator may request that NatWest Group carry out certain capital management actions or, if NatWest Group plc’s CET1 ratio falls below 7%, certain regulatory capital instruments issued by NatWest Group plc will be written-down or converted into equity, and there may be an issue of additional equity by NatWest Group plc, which could result in the reduction in value of the holdings of NatWest Group plc’s existing shareholders. The success of such issuances will also be dependent on favourable market conditions and NatWest Group may not be able to raise the amount of capital required on acceptable terms, or at all.

Separately, NatWest Group may address a shortage of capital by taking action to reduce leverage exposure and/or RWAs via asset or business disposals. These actions may, in turn, affect: NatWest Group’s product offering, credit ratings, ability to operate its businesses, pursue its strategy and strategic opportunities, any of which may adversely affect NatWest Group. Refer to ‘NatWest Group may become subject to the application of UK statutory stabilisation or resolution powers which may result in, for example, the cancellation, transfer or dilution of ordinary shares, or the write-down or conversion of certain other of NatWest Group’s securities.’; and ‘NatWest Group could be adversely affected if it fails to meet the requirements of regulatory stress tests, or if NatWest Group’s resolution preparations are deemed inadequate.’

Any of the above may have a material adverse effect on NatWest Group’s future results, financial condition, prospects, and/or reputation.

NatWest Group Annual Report on Form 20-F 2025	277

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

NatWest Group entities’ credit ratings and outlooks could be negatively affected (directly and indirectly) by a number of factors that can change over time, including, without limitation: credit rating agencies’ assessment of NatWest Group’s strategy and management’s capability; its financial condition including in respect of profitability, asset quality, capital, funding and liquidity, and risk management practices; the level of political support for the sectors and regions in which NatWest Group operates; the legal and regulatory frameworks applicable to NatWest Group’s legal structure; business activities and the rights of its creditors; changes in rating methodologies; changes in the relative size of the loss-absorbing buffers protecting bondholders and depositors; the competitive environment; political, geopolitical and economic conditions in NatWest Group’s key markets (including inflation and interest rates, supply chain disruption, protectionist policies and geopolitical developments); and/or any reduction of the UK’s sovereign credit rating and market uncertainty. In addition, credit rating agencies take into consideration sustainability-related factors, including climate, environmental, social and governance related risk, as part of their credit rating analysis (as do investors in their investment decisions).

Any reductions in the credit ratings of NatWest Group plc or of certain other NatWest Group entities could have adverse consequences including, without limitation, (i) reduced access to capital markets; (ii) a reduction in deposit base; and (iii) triggering additional collateral or other requirements in its funding arrangements or the need to amend such arrangements. Any of these consequences could adversely affect NatWest Group’s liquidity and funding position, cost of funding and could limit the range of counterparties willing to enter into transactions with NatWest Group on favourable terms, or at all. This may in turn adversely affect NatWest Group’s competitive position and threaten its prospects.

Any of the above may have a material adverse effect on NatWest Group’s future results, financial condition, prospects, and/or reputation.

NatWest Group could incur losses or be required to maintain higher levels of capital as a result of limitations or failure of various models.

Given the complexity of NatWest Group’s business, strategy and capital requirements, NatWest Group relies on models for a wide range of purposes, including to manage its business, assess the value of its assets and its risk exposure, as well as to anticipate capital and funding requirements (including to facilitate NatWest Group’s mandated stress testing). In addition, NatWest Group utilises models for valuations, credit approvals, calculation of loan impairment charges on an IFRS 9 basis, financial reporting and to help address criminal activities in the form of money laundering, terrorist financing, bribery and corruption, tax evasion and sanctions as well as external or internal fraud (collectively, ‘financial crime’).

NatWest Group’s models, and the parameters and assumptions on which they are based, are periodically reviewed.

Model outputs are inherently uncertain, because they are imperfect representations of real-world phenomena, are simplifications of complex real-world systems and processes, and are based on a limited set of observations. NatWest Group also continues to invest in building new capabilities that employ new artificial intelligence technologies, such as generative artificial intelligence, and it expects its use of these technologies to increase over time. However, there are significant risks involved in utilising more sophisticated modelling approaches, including artificial intelligence, and no assurance can be provided that NatWest Group’s use of artificial intelligence in its models will enhance its business or produce only intended or beneficial results. NatWest Group may face adverse consequences as a result of actions or decisions based on models that are poorly developed, incorrectly implemented, non-compliant, outdated or used inappropriately. This includes models that are based on inaccurate or non-representative data (for example, where there have been changes in the micro or macroeconomic environment in which NatWest Group operates) or as a result of the modelled outcome being misunderstood, or used for purposes for which it was not designed. This could result in findings of deficiencies by NatWest Group’s regulators (including as part of NatWest Group’s mandated stress testing), increased capital requirements, rendering some business lines uneconomical, requiring management action or subjecting NatWest Group to regulatory sanction, any of which in turn may also have an adverse effect on NatWest Group and its customers.

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

Refer to ‘There are significant limitations related to accessing accurate, reliable, verifiable, auditable, consistent and comparable climate and sustainability-related data that contributes to substantial uncertainties in accurately assessing, managing and reporting on climate and sustainability-related information and risks, as well as making informed decisions.’

NatWest Group Annual Report on Form 20-F 2025	278

Risk factors continued

Accounting policies deemed critical to NatWest Group’s results and financial position, based upon materiality and significant judgements and estimates, involve a high degree of uncertainty and may have a material impact on its results. For 2025, these include loan impairments, fair value, and deferred tax. These are set out in ‘Critical accounting policies and sources of estimation uncertainty’.

Any of the above may have a material adverse effect on NatWest Group’s future results, financial condition, prospects, and/or reputation.

Changes in accounting standards may materially impact NatWest Group’s financial results.

NatWest Group prepares its consolidated financial statements in conformity with the requirements of the Companies Act 2006 and in accordance with UK-adopted IAS, and IFRS as issued by the International Accounting Standards Board. Changes in accounting standards or guidance by accounting bodies and/or changes in accounting standards requirements by regulatory bodies or in the timing of their implementation, whether immediate or foreseeable, could result in NatWest Group having to recognise additional liabilities on its balance sheet, or in further write-downs or impairments to its assets and could also have a material adverse effect on NatWest Group.

Additionally, auditors may have different interpretations of these accounting standards, and any change of auditor may lead to unfavourable changes in NatWest Group’s accounting policies. From time to time, the International Accounting Standards Board may also issue new accounting standards or interpretations that could materially impact how NatWest Group calculates, reports and discloses its financial results and financial condition, and which may affect NatWest Group’s capital ratios, including the CET1 ratio and the required levels of regulatory capital. New accounting standards and interpretations that have been issued by the International Accounting Standards Board but which have not yet been adopted by NatWest Group are discussed in ‘Future accounting developments’.

Any of the above may have a material adverse effect on NatWest Group’s future results, financial condition, prospects, and/or reputation.

The value or effectiveness of any credit protection that NatWest Group has acquired depends on the value of the underlying assets and the financial condition of the insurers and counterparties.

The value or effectiveness of any credit protection that NatWest Group has acquired, including credit default swaps (CDSs), significant risk transfer (SRT) transactions, credit risk insurance (CRI), and financial guarantees (FG) depends on the value of the underlying assets and the financial condition of the insurers, counterparties and protection providers, and prevailing market spreads. Although extensive assessments are undertaken prior to execution, there can be no assurance that such protection will remain effective or enforceable, and any failure could adversely impact NatWest Group’s risk profile, capital position and reputation.

For CDS, changes in credit spreads, deterioration in counterparty creditworthiness, the outcome of determination committees, or disputes over contractual terms may result in valuation adjustments, impairments or increased collateral requirements, creating potential liquidity pressures. For SRT transactions, the anticipated capital relief is subject to ongoing regulatory recognition and the performance of the securitised portfolio. Any deterioration in asset quality, structural breaches, operational errors or changes in regulatory interpretation could reduce or eliminate the expected benefit. These transactions also introduce counterparty and model risk. For CRI, the enforceability of policies and the financial strength of insurers are critical. Disputes over coverage, policy exclusions, delays in claims settlement or insurer default could result in losses not being mitigated as intended. Concentration risk may arise where protection is sourced from a limited number of insurers, increasing vulnerability to sector-wide stress. As with other forms of credit protection, fluctuations in fair value or deterioration in the financial condition or perceived creditworthiness of counterparties and insurers may lead to additional valuation adjustments or impairments. Any such developments or fair value changes may have a material adverse effect on NatWest Group.

Any of the above may have an adverse effect on NatWest Group’s future results, financial condition, prospects, and/or reputation.

NatWest Group could be adversely affected if it fails to meet the requirements of regulatory stress tests, or if NatWest Group’s resolution preparations are deemed inadequate.

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

NatWest Group is also subject to regulatory oversight by the BoE and the PRA and is required under the PRA Rulebook to carry out an assessment of its preparations for resolution, submit a report of the assessment to the PRA, and disclose a summary of this report. In August 2024, the BoE communicated its assessment of NatWest Group’s preparations for a potential resolution scenario and did not identify any areas for further enhancement, shortcomings, deficiencies or substantive impediments.

NatWest Group could be adversely affected should future BoE assessments deem NatWest Group’s preparations to be inadequate. If future BoE assessments identify any areas for further enhancement, shortcomings, deficiencies or substantive impediments in NatWest Group’s ability to achieve the resolvability outcomes or reveal that NatWest Group is not adequately prepared to be resolved, or does

NatWest Group Annual Report on Form 20-F 2025	279

Risk factors continued

not have adequate plans in place to meet resolvability requirements, NatWest Group may be required to take action to enhance its preparations to be resolvable, resulting in additional costs and the dedication of additional resources. Such a scenario may have an impact on NatWest Group as, depending on the BoE’s assessment, potential action may include, but is not limited to, restrictions on NatWest Group’s maximum individual and aggregate exposures, a requirement to dispose of specified assets, a requirement to change its legal or operational structure, a requirement to cease carrying out certain activities, a requirement not to make discretionary distributions or undertake share buybacks, and/or a requirement to maintain a specified amount of MREL. This may also impact NatWest Group’s strategic plans.

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

Operational risk is the risk of loss or disruption resulting from inadequate or failed internal processes, procedures, people or systems, or from external events.

NatWest Group operates in several countries, offering a diverse range of products and services supported directly or indirectly by third party suppliers.

As a result, operational risks or losses can arise from a number of internal or external factors (including for example, payment errors or financial crime and fraud), for which there is continued scrutiny by third parties of NatWest Group’s compliance with financial crime requirements.

Operational risks also exist due to the implementation of NatWest Group’s strategy, and the organisational and operational changes involved, including: NatWest Group’s cost-controlling and simplification measures; continued digitalisation and the integration of artificial intelligence in the business; acquisition, divestments and other transactions; the implementation of recommendations from internal and external reviews with respect to certain governance processes, policies, systems and controls of NatWest Group entities; and conditions affecting the financial services industry generally (including macroeconomic and other geopolitical developments) as well as the legal and regulatory uncertainty resulting from these conditions. Any of the above may place significant pressure on NatWest Group’s ability to maintain effective internal controls and governance frameworks.

Financial crime continues to evolve, whether through fraud, scams, cyberattacks or other criminal activity. These risks are exacerbated as NatWest Group continues to innovate its product offering and increasingly offers digital solutions to its customers, including through mobile banking. Financial crime assessment, systems and controls, internal stress tests and models are critical to financial crime risk management.

NatWest Group Annual Report on Form 20-F 2025	280

Risk factors continued

Ineffective risk management may arise from a wide variety of factors, including lack of transparency or incomplete risk reporting, manual processes and controls, inaccurate data, inadequate IT systems, unidentified conflicts or misaligned incentives, lack of accountability control and governance, incomplete risk monitoring and management, insufficient challenges or assurance processes, or a failure to commence or timely complete risk remediation projects. Weak or ineffective financial crime processes and controls may risk NatWest Group inadvertently facilitating financial crime which may result in regulatory investigation, sanction, litigation, fines and/or reputational damage. Further, failure to manage these risks effectively, or within regulatory expectations, could adversely affect NatWest Group’s reputation or its relationship with its regulators, customers, shareholders or other stakeholders. Refer to, ‘NatWest Group is exposed to the risks of various litigation matters, regulatory and governmental actions and investigations as well as remedial undertakings, the outcomes of which are inherently difficult to predict, and which could have an adverse effect on NatWest Group.’ These risks are also exacerbated when NatWest Group relies on critical service providers (suppliers) or vendors to provide services to it or its customers, as is increasingly the case as NatWest Group outsources certain activities, including with respect to the implementation of technologies, innovation (such as cloud services and artificial intelligence) and responding to regulatory and market changes.

NatWest Group also faces operational risks as it continues to invest in the automation of certain solutions and customer interactions, including through artificial intelligence. Such initiatives may result in operational, reputational and conduct risks if the technology is not used appropriately, is defective or inadequate, or is not fully integrated into NatWest Group’s current solutions, systems and controls. The effective management of operational risks is critical to meeting customer service expectations and retaining and attracting customer business. Although NatWest Group has implemented risk controls and mitigation actions, with resources and planning devoted to mitigate operational risk, such measures may not be effective in controlling each of the operational risks faced by NatWest Group.

Ineffective management of such risks may have a material adverse effect on NatWest Group’s future results, financial condition, prospects, and/or reputation.

NatWest Group is subject to sophisticated and frequent cyberattacks, and compliance with cybersecurity and data protection regulations is becoming increasingly complex.

NatWest Group experiences a constant threat from cyberattacks across the entire NatWest Group and against NatWest Group’s supply chain networks, reinforcing the importance of due diligence of, ongoing risk management of, and a close working relationship with, the third parties on which NatWest Group relies. NatWest Group is reliant on technology, against which there is a constantly evolving series of attacks that are increasing in terms of frequency, sophistication, impact and severity. The increased availability of malicious tools and the rapid advancement of artificial intelligence capabilities reduce entry barriers for malicious actors and accelerate the exploitation of vulnerabilities leading to cyberattacks evolving and becoming more sophisticated. As a result, NatWest Group is required to continue to invest significant resources in additional capability designed to defend against a variety of existing and emerging threats.

Third parties continue to make hostile attempts to gain access to, introduce malware (including ransomware) into, and exploit potential vulnerabilities of, financial services institutions’ IT systems, including those of NatWest Group. For example, in 2025, NatWest Group and its supply chain were subjected to a small number of attempted Distributed Denial of Service and ransomware attacks. These hostile attempts were addressed without material impact on NatWest Group or its customers by deploying cybersecurity capabilities and controls that seek to manage the impact of any such attacks, and sustain availability of services for NatWest Group’s customers.

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

Any failure in NatWest Group’s information and cybersecurity policies, procedures or controls, may result in significant financial losses, major business disruption, inability to deliver customer services, or loss of, or ability to access, data or systems or other sensitive information (including as a result of an outage) and may cause associated reputational damage. Any of these factors could increase costs (including, but not limited to costs relating to notification of, or compensation to customers, credit monitoring or card reissuance), result in regulatory investigations or sanctions being imposed or may affect NatWest Group’s ability to retain and attract customers. Regulators in the UK, US, Europe and Asia recognise cybersecurity as an important systemic risk to the financial sector and have highlighted the need for financial institutions to improve their monitoring and control of, and resilience (particularly of critical services) to cyberattacks, and to provide timely reporting or notification of them, as appropriate (including, for example, the SEC cybersecurity requirements and the EU Digital Operational Resilience Act (‘DORA’)). Furthermore, cyberattacks on NatWest Group’s counterparties and suppliers may also have an adverse effect on NatWest Group’s operations.

Additionally, malicious third parties may induce employees, customers, third-party providers or other users with access to NatWest Group’s systems to wrongfully disclose sensitive information to gain access to NatWest Group’s data or systems or that of NatWest Group’s customers or employees. Cybersecurity and information security events can derive from factors such as: internal or external threat actors, human error, fraud or malice on the part of NatWest Group’s employees, customers or third parties, including third-party providers, or may result from technological failure (including defective, inadequate or inappropriately used artificial intelligence based solutions).

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

NatWest Group Annual Report on Form 20-F 2025	281

Risk factors continued

In accordance with applicable UK and EU data protection, and cybersecurity laws and regulations, NatWest Group is required to ensure it implements timely, appropriate and effective organisational and technological safeguards against unauthorised or unlawful access to the data of NatWest Group, its customers and its employees.

In order to meet this requirement, NatWest Group relies on the effectiveness of its internal policies, controls and procedures to protect the confidentiality, integrity and availability of information held on its IT systems, networks and devices as well as with third parties with whom NatWest Group interacts. As NatWest Group develops new artificial intelligence-based products, proprietary, sensitive, or confidential customer information may be inputted into third-party generative or other artificial intelligence or machine learning platforms, and could potentially be accessed by others, including if such information is used to train third-party artificial intelligence models. This may increase the risk of data leakage, data poisoning, potential bias, discrimination, errors, and misuse. A failure to monitor and manage data in accordance with applicable requirements may result in financial losses, regulatory fines, investigations and litigation, and associated reputational damage.

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

Failure to have or to be able to access that data or the ineffective use or governance of that data could result in a failure to manage and report important risks and opportunities or satisfy customers’ expectations including the inability to deliver products and services. This could also place NatWest Group at a competitive disadvantage by increasing its costs, inhibiting its efforts to reduce costs or its ability to improve its systems, controls and processes. Any of the above could result in a failure to deliver NatWest Group’s strategy.

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

NatWest Group’s operations are highly dependent on the ability to process a very large number of transactions efficiently and accurately while complying with applicable laws and regulations. The proper functioning of NatWest Group’s transactional and payment systems, financial crime and fraud detection systems and controls, risk management, credit analysis and reporting, accounting, customer service and other IT systems, including cloud services providers (some of which are owned and operated by other entities in NatWest Group or third parties), as well as the communication networks between its branches and main data processing centres, is critical to NatWest Group’s operations. NatWest Group’s reliance on a limited number of cloud services providers increases its exposure to disruption events affecting these cloud services providers. Individually or collectively, whether operated by NatWest Group or by a third party supplier, any system failure (including defective or inadequate automated processes or artificial intelligence based solutions), loss of service availability, mobile banking disruption, or breach of data security could potentially cause significant damage to: (i) important business services across NatWest Group; and (ii) NatWest Group’s ability to provide services to its customers, which could result in reputational damage, significant compensation costs and regulatory sanctions (including fines resulting from regulatory investigations) or a breach of applicable regulations and could affect NatWest Group’s regulatory approvals, competitive position, business and brands, which could undermine its ability to attract and retain customers and talent.

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

In 2025, NatWest Group continued to make considerable investments to further simplify, upgrade and improve its IT and technology capabilities (including migration of certain services to cloud platforms and risk-based removal of technology obsolescence). NatWest Group continues to develop and enhance digital services for its customers and seeks to improve its competitive position through integrating automated processes and artificial intelligence based solutions in its business and by enhancing controls and procedures and strengthening the resilience of services including cybersecurity.

NatWest Group Annual Report on Form 20-F 2025	282

Risk factors continued

Any failure of these investment and rationalisation initiatives to achieve the expected results due to poor design or implementation, defects or otherwise, may adversely affect NatWest Group’s operations, its reputation and ability to retain or grow its customer business or adversely affect its competitive position.

Any of the above may have a material adverse effect on NatWest Group’s future results, financial condition, prospects, and/or reputation.

NatWest Group relies on attracting, retaining and developing diverse senior management and skilled personnel, and is required to maintain good employee relations.

NatWest Group’s success depends on its ability to attract, retain, and develop a highly skilled and qualified diverse workforce, including senior management, and other employees in critical roles (such as in technology, artificial intelligence and data), in a highly competitive market.

NatWest Group’s ability to attract, retain and develop highly skilled and qualified diverse senior management and personnel may be more difficult due to heightened regulatory oversight of banks compared to firms outside of banking and ongoing restrictions on employee compensation arrangements, particularly in the EU. In addition, certain economic, market and regulatory conditions may reduce the pool of candidates for key management and non-executive roles, including non-executive directors with the right skills, knowledge and experience, or may increase the number of departures of existing employees. Moreover, a failure to foster a diverse workforce and an inclusive work environment may adversely affect NatWest Group’s employee engagement and the execution of its strategy and could also have an adverse effect on its reputation with employees, customers, investors and regulators.

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

Risk management is a fundamental component of NatWest Group’s operations and is critical to the effective delivery of its long-term strategic objectives. The Enterprise-Wide Risk Management Framework sets the approach for risk management and outlines key principles for sound risk governance and setting of risk appetite with respect to: financial risk (capital risk, liquidity and funding risk, credit risk, traded market risk, non-traded, market risk, pension risk, earning stability risk) and non-financial risk (model risk, reputational risk, financial crime, operational risk, compliance and conduct risk). Non-compliance with this framework, including deviations from risk appetite, or any significant shortcomings in related controls and procedures, may have a detrimental effect on NatWest Group’s financial condition, strategic delivery, or result in inaccurate reporting of risk exposures.

NatWest Group promotes a risk-aware culture and invests in policies and resources to manage risks. However, these measures may not entirely prevent a failure in NatWest Group’s risk management framework. For example, instances of misconduct may arise from: business decisions, actions or reward mechanisms that fail to comply with NatWest Group’s regulatory obligations, do not adequately address customers’ needs, or are misaligned with NatWest Group’s strategic objectives; ineffective product management; unethical or inappropriate use of data, information asymmetry, implementation and utilisation of new technologies, outsourcing of customer service and product delivery; inappropriate behaviour towards customers, customer outcomes, the possibility of mis-selling of financial products; and mishandling of customer complaints.

Any failure in NatWest Group’s risk management framework may result in the inability to achieve its strategic objectives for its customers, employees and wider stakeholders.

Any of the above may have a material adverse effect on NatWest Group’s future results, financial condition, prospects, and/or reputation.

NatWest Group Annual Report on Form 20-F 2025	283

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

In particular, NatWest Group’s ability to attract and retain customers (particularly, corporate/institutional and retail depositors), and talent, and engage with counterparties may be adversely affected by factors including: negative public opinion resulting from the actual or perceived manner in which NatWest Group conducts or modifies its business activities and operations, media coverage (whether accurate or otherwise), employee misconduct, NatWest Group’s financial performance, IT systems failures or cyberattacks, data breaches, financial crime and fraud, or the actual or perceived practices in the banking and financial industry in general, or a wide variety of other factors.

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

NatWest Group is subject to extensive laws, regulations, guidelines, corporate governance practice and disclosure requirements, administrative actions and policies in each jurisdiction in which it operates, which presents ongoing compliance and conduct risks. Many of these are constantly evolving and are subject to further material changes, which may increase compliance and conduct risks, particularly as the laws of different jurisdictions (including those of the EU/EEA and UK) diverge. NatWest Group expects government and regulatory intervention in the financial services industry to remain high for the foreseeable future.

Regulators and governments continue to focus on refining the prudential regulation within the financial services industry and enhancing the way financial services are conducted, with the dual aim of fostering greater competition and supporting sustainable growth. Forthcoming measures include enhanced capital, liquidity and funding requirements, through future implementation of the Basel 3.1 standards (and any resulting effect on RWAs and models). This is in addition to previous measures, such as: the UK ring-fencing regime, the strengthening of the recovery and resolution framework applicable to financial institutions in the UK, EU and US, financial industry reforms (such as the FSMA 2023), corporate governance requirements, rules relating to the compensation of senior management and other employees, enhanced data protection and IT resilience requirements, financial market infrastructure reforms, enhanced regulations in respect of the provision of ‘investment services and activities’.

There is also continued regulatory focus in certain areas, including conduct, model risk governance, consumer protection in retail or other financial markets (such as the FCA’s rules governing interactions with and the provision of services to retail customers, the ‘Consumer Duty’), competition and disputes regimes, anti-money laundering, anti-corruption, anti-bribery, anti-tax evasion, payment systems and digital assets, sanctions and anti-terrorism laws and regulations.

In addition, there is significant oversight by competition authorities. The competitive landscape for banks and other financial institutions in the UK, EU/EEA, US and Asia is rapidly changing. Recent regulatory and legal changes have resulted, and may continue to result, in new market participants and changed competitive dynamics in certain key areas. Regulatory and competition authorities, including the CMA, are also reviewing and focusing more on how they can support competition and innovation in digital and other markets. Future competition investigations, market reviews, or regulation of mergers may lead to the imposition of financial penalties or market remedies that may adversely affect NatWest Group’s competitive or financial position. Recent regulatory changes and heightened levels of public and regulatory scrutiny in the UK, EU and US have resulted in increased capital, funding and liquidity requirements, changes in the competitive landscape, changes in other regulatory requirements and increased operating costs, and have impacted, and will continue to impact, product offerings and business models.

NatWest Group Annual Report on Form 20-F 2025	284

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

Other areas in which, and examples of where, governmental policies, regulatory and accounting changes, and increased public and regulatory scrutiny may have an adverse effect (some of which could be material) on NatWest Group include, but are not limited to:

●	general changes in government, regulatory, competition, or central bank policy (including as a result of the Bank Resolution (Recapitalisation) Act 2025), or changes in regulatory regimes that may influence investor decisions in the jurisdictions in which NatWest Group operates;
●	rules relating to foreign ownership, expropriation, nationalisation and confiscation or appropriation of assets;
●	increased scrutiny including from the CMA, the FCA, and the Payment Systems Regulator, for the protection and resilience of, and competition and innovation in, digital and other markets, UK payment systems (with the development of the government’s National Payments Vision and Strategy) and retail banking developments relating to the UK initiative on Open Banking, Open Finance and the European directive on payment services;
●	the ongoing compliance with CMA’s Market Orders including the Retail Banking Market Order 2017;
●	ongoing competition litigation in the English courts around payment card interchange fees, combined with increased regulatory scrutiny of the Visa and Mastercard card schemes;
●	increased risk of new class action claims being brought against NatWest Group in the Competition Appeal Tribunal for breaches of competition law;
●	increased risk of legal action against NatWest Group in relation the remediation of defects in certain historical property developments;
●	new or increased regulations relating to data protection as well as IT controls and resilience;
●	the introduction of, and changes to, taxes, levies or fees applicable to NatWest Group’s operations, such as changes in tax rates (including changes to the taxation of non-UK domiciled individuals), changes in the scope and administration of the Bank Levy, increases in the bank corporation tax surcharge in the UK, restrictions on the tax deductibility of interest payments or further restrictions imposed on the treatment of carry-forward tax losses that reduce the value of deferred tax assets and require increased payments of tax;
●	increased innovation in private digital asset propositions, such as stablecoin or tokenised deposits, which may challenge traditional payment methods and have other potential adverse effects on UK banks (such as higher funding costs or a reduced deposit base);
●	regulatory enforcement in the form of PRA imposed financial penalties for failings in banks’ regulatory reporting governance and controls, and ongoing regulatory scrutiny, and the PRA’s thematic reviews of the governance, controls and processes for preparing regulatory returns of selected UK banks, including NatWest Group;
●	increased regulatory scrutiny from the ECB in relation to NatWest Group’s EU based activities;
●	changes in policy and practice regarding enforcement, investigations and sanctions, supervisory activities and reviews;
●	the introduction of regulatory requirements to ensure sufficient access by the general public to cash services such as branches and ATMs;
●	‘Dear CEO’ and similar letters issued by supervisors and regulators from time to time;
●	changes in policy intended to expand consumer access to retail investment products and services, including through the introduction of targeted support;
●	reforms to the Consumer Credit Act 1974 and the Financial Ombudsman Service;
●	new or increased regulations relating to financial crime; and
●	any regulatory requirements relating to the use of artificial intelligence and large language models across the financial services industry (such as the European Union Artificial Intelligence Act).

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

NatWest Group Annual Report on Form 20-F 2025	285

Risk factors continued

Changes in laws, rules or regulations, or in their interpretation or enforcement, or the implementation of new laws, rules or regulations, including contradictory or conflicting laws, rules or regulations by key regulators or policymakers in different jurisdictions (such as divergence of regulations of digital assets and cryptocurrency), or failure by NatWest Group to comply with such laws, rules and regulations, may adversely affect NatWest Group’s business, results of operations and outlook. In addition, uncertainty and insufficient international regulatory coordination as enhanced supervisory standards are developed and implemented may adversely affect NatWest Group’s reputation, ability to engage in effective business, capital and risk management planning.

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

The resolution of significant investigations includes NWM Plc’s December 2021 spoofing-related guilty plea in the United States that was agreed with the US Department of Justice (‘DOJ’), and involves a multi-year period of probation, ongoing commitments to improve the compliance programme and reporting obligations. In the event that NWM Plc does not meet its obligations to the DOJ, this may lead to adverse consequences such as findings that NWM Plc violated its probation term and possible re-sentencing, and/or increased costs, amongst other consequences. For additional information relating to this and other legal and regulatory proceedings and matters to which NatWest Group is currently exposed, refer to ‘Litigation and regulatory matters’ at Note 25 to the consolidated accounts.

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

Failure to generate sufficient future taxable profits or further changes in tax legislation or the application thereof (including with respect to rates of tax), or changes in accounting standards may reduce the recoverable amount of the recognised tax loss deferred tax assets, amounting to £814 million as at 31 December 2025. Changes to the treatment of certain deferred tax assets may impact NatWest

NatWest Group Annual Report on Form 20-F 2025	286

Risk factors continued

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

NatWest Group is subject to financial and non-financial risks associated with climate change, nature-related and social matters (together sustainability-related matters). These matters impact NatWest Group directly through its own operations and employees, and indirectly through its value chain, including its investors, customers, counterparties and suppliers and business partners (collectively, our ‘Value Chain’), and business activities.

Financial and non-financial risks from climate change can arise through physical and transition risks. In addition, NatWest Group may also be exposed to legal, regulatory or financial consequences arising from NatWest Group’s actions or omissions related to climate and sustainability-related matters, giving rise to liability risk.

Climate-related physical risks are associated with increasing frequency and intensity of extreme weather events, including floods, wildfires and changes in climate conditions. Such events can impact employee health and safety, negatively impact local communities where NatWest Group operates, damage assets, property and infrastructure, and disrupt operations and supply chains, resulting in changes in asset value, deterioration of the value of collateral or insurance shortfalls and increased costs and credit defaults.

This can negatively impact the creditworthiness of customers and their ability and/or willingness to pay fees, afford new products or repay their debts, leading to increased default rates, delinquencies, write-offs and impairment charges in NatWest Group’s portfolios while simultaneously increasing NatWest Group’s own operational costs and exposing it to potential business continuity challenges. In addition, NatWest Group’s premises and operations, or those of its critical outsourced functions, may experience damage or disruption leading to increased costs for NatWest Group.

Climate-related transition risks arise from the UK’s and global economies’ shift to net zero. The pace and nature of transition—whether orderly or disorderly—depends significantly on timely and appropriate government policy and regulatory changes, immediate actions from national and regional governments, new technological innovation, changes to supply and demand systems within industries, customer behaviour and market sentiment. In addition, there is significant uncertainty about how climate change and the world’s transition to a net-zero economy will unfold over time and how and when climate and other sustainability-related risks will manifest. This could adversely impact profitability, market stability and the resilience of financial institutions, including NatWest Group. In addition, the transition may affect NatWest Group’s customers and businesses across sectors in different ways and at different levels of risk. These timeframes are considerably longer than NatWest Group’s historical and current strategic, financial, resilience and investment planning horizons. Transition risks may also trigger reputational and liability exposures, especially if NatWest Group is perceived as not meeting its climate ambitions, targets and commitments, or not making progress against its climate transition plan.

Moreover, beyond climate change, NatWest Group and its Value Chain may face financial and non-financial risks arising from acute or chronic nature-related physical risks (such as wildfires, pollution, water stress and loss of biodiversity), nature-related transition risks (such as risk arising directly or indirectly due to changes in policy, market and technology, changes in perception concerning an organisation’s actual or perceived nature impacts and from legal claims) and social issues (such as data protection and privacy, impact of increased adoption of artificial intelligence technology, human rights abuse, conflict and security, land rights, labour rights and unjust working conditions, modern slavery and child labour, discrimination and lack of support for the vulnerable, negative impact on people’s standard of living and health, inequality, accessible banking and financial inclusion, and financial crime).

There are heightened regulatory expectations, growing scrutiny from investors, civil society, and other external stakeholders, with businesses being increasingly expected to be transparent about their efforts to identify, assess, mitigate and manage nature-related and social risks. NatWest Group may face reputational, regulatory non-compliance and litigation risks if it is directly or indirectly linked to adverse nature-related or social impacts and fails to adequately manage the risks associated with those impacts.

Climate and sustainability-related risks are inter-linked and may (i) adversely impact the broader economy—affecting interest rates, inflation and growth—which in turn may reduce profitability and financial stability; (ii) adversely impact asset pricing and valuations of NatWest Group’s and other securities, potentially triggering wider disruptions across the financial system; (iii) adversely impact the viability or resilience of business models over the medium to longer term, particularly those business models most vulnerable to climate and sustainability-related risks; (iv) result in losses from liability or reputational damage, such as negative media, activist pressure, or public criticism, if NatWest Group or its Value Chain are linked to adverse climate or sustainability-related impacts; and (v) may intensify existing exposures across multiple risk categories, including credit, operational (e.g. business continuity), market and liquidity, model, reputational, regulatory compliance, conduct and pension risks.

Failure by NatWest Group to timely identify, assess, mitigate and manage climate and sustainability-related risks, as well as failure to respond to emerging opportunities, evolving regulatory requirements, and shifting market and external expectations, may have a material adverse effect on NatWest Group’s business, financial condition, future results, access to finance, cost of capital, reputation, and the value of its securities.

NatWest Group Annual Report on Form 20-F 2025	287

Risk factors continued

NatWest Group’s strategy relating to climate and sustainability is subject to execution and reputational risks. NatWest Group’s climate and sustainability-related ambitions, targets and commitments may not be achieved, and its climate transition plan may not be implemented, without timely and appropriate government policy, technology developments, and suppliers, customers and society supporting the transition.

NatWest Group has an ambition to be net zero across its financed emissions, assets under management and operational value chain by 2050. NatWest Group also has an ambition at least to halve the climate impact of its financing activity by 2030, against a 2019 baseline, supported by portfolio-level activity-based targets.

NatWest Group may also announce other climate and sustainability-related ambitions, targets and commitments, and may withdraw, retire, amend, replace or supersede existing ones from time to time, whether or not they have been achieved, where it considers this to be appropriate having regard to its strategic objectives, or where required or appropriate to do so by applicable law, regulation or supervisory expectations.

Achieving NatWest Group’s climate and sustainability-related ambitions, targets and commitments, and implementing its climate transition plan, may require NatWest Group to make changes to its business, operating model, existing exposures, and products and services. This may include reducing its estimated financed emissions and discontinuing certain activities over time.

We acknowledge that (i) emission reductions are unlikely to be linear; (ii) UK Parliament will set a new legal limit on greenhouse emissions as part of the Seventh Carbon Budget in June 2026 which may have an impact on the achievement of our climate and sustainability-related ambitions, targets and commitments, and the implementation of our climate transition plan; and (iii) increases in lending and financing activities may wholly or partially offset some or all of these reductions, which may increase the extent of changes and reductions necessary.

NatWest Group’s ability to achieve its strategy, including its climate and sustainability-related ambitions, targets and commitments, and implement its climate transition plan, is dependent on many factors and uncertainties beyond NatWest Group’s control. These include (but are not limited to): (i) the extent and pace of climate change, including the timing and manifestation of physical and transition risks and nature loss; (ii) the macroeconomic environment; (iii) the effectiveness of actions of governments, legislators, regulators and businesses; (iv) the response of wider society, NatWest Group’s Value Chain and other stakeholders to mitigate the impact of climate and sustainability-related risks; (v) changes in customer and societal behaviour and demand; (vi) availability of commercially viable opportunities in sustainable finance markets, competition dynamics, capital markets appetite, investor expectations, and external credit and concentration risk appetites which may constrain the scale or risk profile of opportunities accessible to NatWest Group; (vii) developments in available technology; (viii) the rollout of low carbon infrastructure; and (ix) the availability of accurate, verifiable, reliable, auditable, consistent and comparable data.

These external factors and other uncertainties may make it complex for NatWest Group to achieve its climate and sustainability-related ambitions, targets and commitments, and implement its climate transition plan, and there is a risk that some or all of NatWest Group’s ambitions, targets and commitments may not be achieved, or its climate transition plan, may not be implemented, within the intended timescales, or at all.

Moreover, the rising energy demand associated with artificial intelligence workloads, whether generated internally or through third‑party providers, may increase NatWest Group’s own operational footprint. While NatWest Group has taken initial steps to assess the potential impacts of increased artificial intelligence usage, its full effects on NatWest Group’s own operational footprint remain uncertain but could have an adverse effect on achieving NatWest Group’s climate and sustainability-related ambitions, targets and commitments and on the implementation of NatWest Group’s climate transition plan.

Any delay or failure in putting into effect, making progress against, or meeting NatWest Group’s climate and sustainability-related ambitions, targets and commitments, and implementing its climate transition plan, may have a material adverse effect on NatWest Group’s future results, financial condition, prospects, and/or reputation and may increase the climate and sustainability-related risks NatWest Group faces.

There are significant limitations related to accessing accurate, reliable, verifiable, auditable, consistent and comparable climate and sustainability-related data that contribute to substantial uncertainties in accurately assessing, managing and reporting on climate and sustainability-related information and risks, as well as making informed decisions.

NatWest Group’s ability to assess, manage and report climate and sustainability-related impacts, risks and opportunities, including the effective measurement, governance and reporting of progress against our climate and sustainability-related ambitions, targets and commitments, and the implementation of its climate transition plan, heavily depends on the availability of accurate, reliable, verifiable, auditable, consistent and comparable internal and external data from customers, counterparties, suppliers, and third parties. Our internal data on customer groups, which is used to source financial exposure and emissions data, and the systems and controls supporting our non-financial reporting, are considerably less sophisticated than those data, systems and controls used for financial reporting and continue to involve manual processes. These factors may increase the risk of inaccuracies or gaps in our non‑financial reporting, which could adversely affect our ability to meet regulatory, investor or stakeholder expectations. In the absence of accurate, reliable, verifiable, auditable, consistent and comparable data, NatWest Group may rely on estimates, proxies, or third-party methodologies, such as sectoral averages or aggregated emissions data, that may be outdated, prepared using varying assumptions, or not accurately reflect specific counterparties or customers.

These limitations can affect the reliability of disclosures, including financed and facilitated emissions, and may hinder decision-making, risk management, regulatory compliance, and data consolidation. This may result in misjudging progress against climate ambitions, targets and commitments, misallocating capital, or underestimating financial and reputational risks, while also reducing comparability across institutions and increasing scrutiny from stakeholders and regulators.

NatWest Group Annual Report on Form 20-F 2025	288

Risk factors continued

NatWest Group’s assessment of climate and sustainability-related impacts, risks and opportunities is expected to evolve as data quality and methodologies improve. Current data gaps, limitations, and reliance on estimates or third-party inputs may materially impact NatWest Group’s ability to make informed decisions on climate and sustainability-related matters, manage risks, comply with disclosure requirements, and monitor progress against NatWest Group’s climate and sustainability-related ambitions, targets and commitments, and the implementation of its climate transition plan. As a result, climate and sustainability-related disclosures may be amended, updated, or restated from time to time as methodologies, data quality or regulatory expectations evolve. NatWest Group does not undertake to restate prior disclosures except as required by applicable law or regulation, even where subsequently available data or methodologies differ from those used at the time of the original disclosure.

Climate risks are inherently forward-looking and complex to model. The lack of historical data, evolving scientific understanding, and immature measurement frameworks introduce significant uncertainty into scenario analysis and financial forecasting.

The outputs of climate risk modelling, such as emissions pathways and reduction targets. are subject to long timeframes and assumptions that differ significantly from traditional financial planning cycles.

NatWest Group’s internal capabilities to assess, model, report on and manage climate and sustainability-related risks continue to evolve. However, even when such capabilities are suitably developed, the high level of uncertainty regarding any assumptions modelled, the highly subjective nature of risk measurement and mitigation techniques coupled with persistent data gaps may result in inadequate risk management information and frameworks, or ineffective business adaptation or mitigation strategies or regulatory non-compliance.

Any of the above may have a material adverse effect on NatWest Group’s business, future results, financial condition, prospects, reputation and the price of its securities.

NatWest Group is subject to an increasingly complex and evolving landscape of climate and sustainability-related legal, regulatory, and supervisory expectations and there is an increasing risk of regulatory non-compliance, investigations, litigation, and enforcement actions.

NatWest Group is subject to an increasingly complex and evolving landscape of climate and sustainability-related legal, regulatory, and supervisory expectations, which may vary significantly and remain fragmented across the UK, EU, US, and other jurisdictions in which NatWest Group operates.

This growing divergence creates legal and operational uncertainty, may expose NatWest Group to conflicting legal and regulatory requirements, and may increase the risks of regulatory non-compliance, regulatory enforcement and reputational damage.

The growing politicisation and polarisation of climate and sustainability-related matters across jurisdictions may further exacerbate existing risks and result in reduced market access, adverse public perception, or stakeholder disengagement. Customers, investors or stakeholders may choose not to engage with NatWest Group if they perceive NatWest Group’s strategy in relation to climate and sustainability as either lacking ambition or progress, or conversely, as overly focused on climate and sustainability, or if they object to specific climate or sustainability‑related decisions or sectoral policies adopted by NatWest Group. This may adversely affect customer relationships, investor sentiment or stakeholder engagement. For example, financing the transition of hard-to-abate sectors may be viewed by some as misaligned with climate goals, potentially resulting in reputational damage.

At the same time, regulatory and enforcement approaches to climate and sustainability-related matters are increasingly diverging and, in some cases, conflicting across jurisdictions. While some authorities are advancing stricter requirements, others are introducing sanctions targeting institutions that pursue climate and sustainability-related initiatives.

Furthermore, NatWest Group may face litigation, complaints or other forms of challenge from shareholders, customers, campaign groups or other stakeholders arising from allegations of actual or perceived environmental or social harm, including climate-related impacts, nature-related degradation, human rights abuses, or deficiencies in governance and due diligence practices. At the same time, NatWest Group may face contradictory legal or regulatory action asserting that it has placed undue or disproportionate focus on climate and sustainability‑related considerations.

Failure by NatWest Group to comply with evolving legal and regulatory requirements, or supervisory expectations—including divergent and fragmented frameworks across jurisdictions, where relevant—may increase the risk of regulatory non-compliance, may adversely impact its ability to achieve its climate and sustainability-related ambitions, targets and commitments, and implement its climate transition plan, and may adversely impact its investor base and reputation. It may also result in regulatory non-compliance investigations, litigation and enforcement actions, which in turn may have a material adverse effect on NatWest Group’s business, future results, financial condition, prospects, reputation, and the price of its securities.

NatWest Group Annual Report on Form 20-F 2025	289

Additional information

Description of property and equipment

NatWest operates from a number of locations worldwide. At 31 December 2025, RBS plc, NWB plc and Ulster Bank had 69,290 and 25 retail branches respectively. Additionally, there is a network of business banking offices across the UK. NatWest Group has major headquarter hubs in London and Edinburgh, operational sites in some regional areas across the UK and India, and data centres in Edinburgh and London. The majority of its property portfolio is owned or under leases with unexpired terms ranging from 1 to over 50 years.

Major shareholders

Following placing and open offers in December 2008 and in April 2009, HM Treasury (HMT) owned approximately 70.3% of the enlarged ordinary share capital of the company. In December 2009, company issued a further £25.5 billion of new capital to HMT in the form of B shares. The table below summarises the changes in HMT’s shareholding in the company from 2015 to 2025.

Date	Transaction
August 2015	HMT sold 630 million ordinary shares in the company
October 2015	HMT converted its holding of 51 billion B shares into 5.1 billion new ordinary shares in the company
June 2018	HMT sold 925 million ordinary shares in the company
March 2021	NatWest Group carried out an off-market purchase of 591 million of its ordinary shares from HMT
May 2021	HMT sold 580 million ordinary shares in the company through an accelerated book building process to institutional investors
July 2021	HMT announced its intention to sell part of its shareholding in NatWest Group over a 12-month period via a trading plan
March 2022	NatWest Group carried out an off-market purchase of 550 million of its ordinary shares from HMT
June 2022	HMT announced an extension to its trading plan for a further 12-month term to August 2023
April 2023	HMT announced an extension to its trading plan to terminate no later than 11 August 2025
May 2023	NatWest Group carried out an off-market purchase of 469 million of its ordinary shares from HMT
May 2024	NatWest Group carried out an off-market purchase of 392 million of its ordinary shares from HMT
November 2024	NatWest Group carried out an off-market purchase of 263 million of its ordinary shares from HMT
January - May 2025	HMT’s shareholding in the company reduced from 9.99% at 31 December 2024 to 0% at 30 May 2025 as a result of sales of ordinary shares in the company under its trading plan.

The following table shows the shareholders that have notified NatWest Group that they hold more than 3% of the total voting rights of the company at 31 December 2025.

	Ordinary shares (millions)	% of issued share capital with voting rights held (1)
Blackrock, Inc.	461	5.26
The Capital Group Companies, Inc.	403	5.01
Massachusetts Financial Services Company	396	4.94
Norges Bank (2)	248	3.06

(1)Percentages provided were correct at the date of notifications on 31 May 2024, 19 November 2024, 11 December 2025 and 28 July 2025, respectively.

(2)On 23 January 2026, a notification under Rule 5 the Disclosure and Transparency Rules (‘DTR’) was received from Norges Bank notifying that its holding had reduced to below 3%.

(3)As at 12 February 2026, no further notifications under Rule 5 of the DTR have been received.

Since 1 January 2018, the company has redeemed substantially all of the preference shares that were in issue (refer to Note 19 for further details). All shareholders within a class of the company’s shares have the same voting rights.

At the 2025 Annual General Meeting (AGM), shareholders renewed the authority for the company to make an off-market purchase of cumulative preference shares in the company. Shareholders will be asked to renew the authority at the AGM in 2026.

As at 31 December 2025, NatWest Group plc had 196,780,661 American Depositary Receipt shares in issue. Almost all of the company’s US$ denominated American Depository Shares representing ordinary shares were held by shareholders registered in the US.

NatWest Group Annual Report on Form 20-F 2025	290

Additional information continued

Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The Buyback Programme (the 2025 Programme)

At the AGM in 2025, shareholders renewed the authority (2025 Authority) for the company to make on-market purchases of up to 807,750,182 ordinary shares. The directors used the 2025 Authority to carry out a share buyback programme (the 2025 Programme) of up to £750 million, as announced to the market on 28 July 2025.

The 2025 Programme started on 28 July 2025 and will end no later than 13 February 2026, provided that the term of the 2025 Programme may be extended to end no later than 13 March 2026 to account for any days where usual trading has not been possible because of market events during the term of the 2025 Programme.

As at 31 December 2025, 104,103,117 ordinary shares (nominal value £112,111,049) have been purchased by the company under the 2025 Programme at a volume weighted average price of 515.8173 pence per ordinary share for a total consideration of £574,458,965. The company cancelled the ordinary shares it purchased under the 2025 Programme, representing 1.27% of the company’s issued ordinary share capital.

Issuer Purchases of Equity Securities
			Total number of shares purchased	Maximum value of shares that may
		Average price paid per	as part of publicly announced	yet be purchased under the plans
Period	Total number of shares purchased	share in £	Programmes	or programmes in £ million
July 2025	4,063,938	5.242098	4,063,938	729
August 2025	25,651,231	5.305434	25,651,231	593
September 2025	29,159,481	5.136553	29,159,481	443
October 2025	17,522,005	5.506604	17,522,005	346
November 2025	10,106,551	5.907406	10,106,551	287
December 2025	17,599,911	6.312250	17,599,911	176
Total	104,103,117		104,103,117	176

(1)	The table above excludes purchases by the Company or its affiliates for market-making in Ordinary Shares.

NatWest Group Annual Report on Form 20-F 2025	291

Additional information continued

Our Code of conduct

Our Code is the foundation of who we are and how we operate at NatWest Group. It reflects our commitment to act ethically, responsibly, and with integrity in every relationship and decision we make. It outlines our shared responsibilities and expectations to ensure we live by our purpose, ambition, strategy and culture and do the right thing for our customers, colleagues, suppliers, communities and shareholders. It applies to permanent colleagues, contractors, agency or temporary workers across all our global jurisdictions.

Our Code works alongside our policies which include, Anti-money laundering (AML); counter terrorist financing and proliferation financing; Anti-bribery and corruption; Sanctions; Detecting fraud; Competition law; Preventing and managing conflicts of interest; Market abuse and inside information and Privacy, confidentiality and information security. Our Code also works alongside our governance frameworks, risk management standards and industry rules. Together, these elements ensure that we uphold the highest ethical standards and foster trust with those we serve. It demonstrates our dedication to respecting the dignity, rights, and wellbeing of all stakeholders, while actively supporting our communities and safeguarding the environment.

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

Transactions involving Iranian Government owned entities

During 2025, affiliates of NatWest Group did not knowingly facilitate any payments remitted by, or on behalf of, an Iranian Government owned entity.

NatWest Group has a restrictive risk appetite in relation to transactions involving Iran and will only engage in certain transactions that are in compliance with applicable sanctions laws and within NatWest Group’s risk appetite.

NatWest Group maintains one account for an Iranian Government entity located in the United Kingdom. The purpose of the account is to facilitate UK domestic transactions only for employees’ salaries and operating costs such as UK taxes and utilities. No commercial activity is processed through the account and any revenue or profit generated is negligible. NatWest Group intends to continue servicing this account but will not offer any additional products or services to the Iranian Government.

Guarantees

Under applicable licenses granted by appropriate authorities, affiliates of NatWest Group hold three legacy guarantees entered into between 1984 and 1998, which support arrangements lawfully entered into by affiliates of NatWest Group customers with Iranian counterparties. These legacy non-USD guarantees are in favour of Iranian Government owned financial institutions, Bank Melli, Bank Saderat and Bank Sepah. Any revenue or profit generated by these guarantees is negligible. These guarantees will remain on NatWest Group’s books until we are released from our obligations, in compliance with applicable sanctions regimes. NatWest Group does not intend to offer any additional products or services to Iranian counterparties.

Iranian Petroleum Industry

Section 13(r) of the Securities Exchange Act (as amended) requires disclosure of any knowing engagement in activity described in Section 5 (a) or (b) of the Iran Sanctions Act, including significant investments in or transactions that could develop the Iranian petroleum or petrochemical sectors.

During 2025, no transactions that meet these criteria have been facilitated by NatWest Group.

NatWest Group Annual Report on Form 20-F 2025	292

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

As at 31 December 2025, 13 companies in NatWest Group, spanning a range of financial services sectors, including banking and investment business, were authorised to conduct financial activities in the UK. The material UK authorised banks in NatWest Group are The Royal Bank of Scotland plc (RBS plc), National Westminster Bank Plc (NWB Plc), NatWest Markets Plc (NWM Plc) and Coutts & Company. Wholesale activities, other than Treasury activities, are concentrated in NatWest Markets Plc. Retail banking activities in England, Scotland and Wales are managed by the Retail Banking, Commercial & Institutional and Private Banking & Wealth Management businesses of RBS plc, NWB Plc and Coutts & Company.

Investment management business is principally undertaken by companies in the Commercial & Institutional and Private Banking & Wealth Management businesses, including Coutts & Company.

NatWest Group is subject to extensive regulations that impose obligations on financial institutions to maintain appropriate policies, procedures and controls to ensure compliance with the rules and regulations to which they are subject.

United States

In the United States, NatWest Group primarily conducts business via NatWest Markets Securities Inc. (“NWMSI”), NWM Plc’s affiliate. In addition, NWM Plc conducts business in the United States as a Swaps Dealer and, where permitted, as a broker-dealer pursuant to Rule 15a-6.

NWM Plc operates a Representative Office in Connecticut that is supervised by the Federal Reserve Bank of New York and the Connecticut Department of Banking. Moreover, NWM Plc’s activities subject it to oversight by several US regulators. As a non-US-based provisionally-registered swap dealer, NWM Plc is subject to oversight by the Commodity Futures Trading Commission (CFTC) and the National Futures Association (NFA). NWM Plc is also a non-Futures Commission Merchant (FCM) clearing member of the Chicago Mercantile Exchange Group (CME) and, thus, is subject to the rules of the CME and regulations established by the CFTC.

NWMSI is a US-based broker-dealer whose securities activities subject it to regulation by the Securities and Exchange Commission (SEC), the Financial Industry Regulatory Authority (FINRA) and various state regulators. Because it is a Primary Dealer of US Treasury securities, NWMSI is subject to rules established for Primary Dealers by the Federal Reserve Board of New York. As a clearing member of the Depository Trust & Clearing Corporation (DTCC), NWMSI is also subject to rules established by the DTCC for its members. Lastly, NWMSI is an FCM subject to the regulations of the CFTC and NFA, and the rules of the CME.

NWM Plc and NWMSI are both subject to US anti-money laundering, anti-terrorism and economic sanctions regulations. Because of their importance to the US government, these regulations are rigorously enforced by the Financial Crimes Enforcement Network (FinCEN) of US Department of the Treasury and most of the US regulators mentioned above.

Other jurisdictions

NatWest Group operates in a number of countries through a network of branches, local banks and non-bank subsidiaries and these activities are subject to supervision in most cases by a local regulator or central bank.

From 1 January 2024 our 4 EU institutions (RBSH N.V, NWM N.V, RBSI DS and NWBE) came under the formal supervision of the ECB. These entities are subject to proportionate supervision by the ECB, with RBSH N.V. considered as a “true Significant Institution”.

On 27 June Ulster Bank Ireland DAC revoked its banking licence and ceased to be a Credit Institution. The legal entity was renamed Ulydien DAC and has been authorised by Central Bank of Ireland as a Retail Credit Firm with effect from 28 June 2025.

NatWest Group Annual Report on Form 20-F 2025	293

Material Contracts

The company and its subsidiaries are party to various contracts in the ordinary course of business. Material contracts include the following:

B Share Acquisition and Contingent Capital Agreement

On 26 November 2009, the company and HM Treasury entered into the Acquisition and Contingent Capital Agreement (ACCA) pursuant to which HM Treasury subscribed for the initial B shares and the Dividend Access Share (the Acquisitions) and agreed the terms of HM Treasury’s contingent subscription (the Contingent Subscription) for an additional £8 billion in aggregate in the form of further B shares (the Contingent B shares), to be issued on the same terms as the initial B shares. The Acquisitions were subject to the satisfaction of various conditions, including the company having obtained the approval of its shareholders in relation to the Acquisitions.

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

The company gave certain representations and warranties to HM Treasury on the date of the ACCA, on the date the circular was posted to shareholders, on the first date on which all of the conditions precedent were satisfied, or waived, and on the date of the Acquisitions. The company also agreed to a number of undertakings.

The company agreed to reimburse HM Treasury for its expenses incurred in connection with the Acquisitions.

For as long as it was a substantial shareholder of the company (within the meaning of the UKLA’s Listing Rules), HM Treasury had undertaken not to vote on related party transaction resolutions at general meetings and to direct that its affiliates do not so vote. HM Treasury ceased to be a shareholder of the company on 30 May 2025. The ACCA is now redundant and the company has no material obligations outstanding.

Directed Buyback Contract

On 7 February 2019, the company and HM Treasury entered into the Directed Buyback Contract to help facilitate the return of the company to full private ownership through the use of any excess capital to buy back the company’s ordinary shares held by HM Treasury.

Under the terms of the Directed Buyback Contract, the company could agree with HM Treasury to make off-market purchases from time to time of its ordinary shares held by HM Treasury, including by way of one or more standalone purchases, through a non-discretionary, broker-managed directed trading programme, or in conjunction with any offer or sale by HM Treasury by way of an institutional placing.

Neither the company nor HM Treasury would be under an obligation to agree to make such off-market purchases and would only do so subject to regulatory approval at the time. The price to be paid for each ordinary share was required to be the market price at the time of purchase or, if the directed buyback is in conjunction with an institutional placing, the placing price.

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

The company made five separate off-market purchases under the Directed Buyback Contract. One purchase took place in 2021, the second purchase took place in 2022, the third purchase took place in 2023 and two further purchases took place in 2024. No purchases took place in 2025.

On 19 March 2021, the company announced that it had agreed with HM Treasury to make an off-market purchase under the Directed Buyback Contract for the total consideration of £1,125,341,269 for 590,730,325 ordinary shares representing 4.86% of the company’s issued share capital at that point in time.

NatWest Group Annual Report on Form 20-F 2025	294

Material contracts continued

On 28 March 2022, the company announced an off-market purchase of 549,851,147 ordinary shares for the total consideration of £1,212,421,779. The purchased ordinary shares represented 4.91% of the company’s issued share capital at the time (excluding treasury shares). This took HM Treasury's ownership in the company below 50% for the first time since 2008.

On 22 May 2023, the company announced an off-market purchase of 469,200,081 ordinary shares for a total consideration of £1,259,333,017. The purchased ordinary shares represented 4.95% of the company's issued ordinary share capital at the time (excluding treasury shares)

On 31 May 2024, the company announced an off-market purchase of 392,448,233 ordinary shares for a total consideration of £1,240,921,313. The purchased ordinary shares represented 4.50% of the company's issued ordinary share capital at the time (excluding treasury shares).

On 11 November 2024, the company announced an off-market purchase of 262,605,042 ordinary shares for a total consideration of £1,000,000,000. The purchased ordinary shares represented 3.16% of the company's issued ordinary share capital at the time (excluding treasury shares).

On 30 May 2025, HM Treasury ceased to be a shareholder of the company. As such no further off - market purchases under the Directed Buyback Contract have taken place. The Directed Buyback Contract will automatically terminate in accordance with its terms at the 2026 AGM (which is when the previous shareholder authority will expire).

Memorandum of Understanding Relating to The NatWest Group Pension Fund (formerly known as The Royal Bank of Scotland Group Pension Fund)

On 16 April 2018 the company entered into a Memorandum of Understanding (the “MoU”) with the trustee of the NatWest Group Pension Fund (the Group Fund), which aimed to facilitate both the necessary changes to the Main Section of the Group Fund to align the employing entity structure with the requirements of the UK ring-fencing legislation and acceleration of the settlement framework for the 31 December 2017 triennial valuation of the Main Section of the Group Fund (brought forward from 31 December 2018).

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

Framework Agreement Relating to the NatWest Group Pension Fund

On 28 September 2018, National Westminster Bank plc (“NWB Plc”) entered into a framework agreement (the “Framework Agreement”) with, among others, the trustee (“Trustee”) of the NatWest Group Pension Fund (the “Group Fund”). Amongst others, the Framework Agreement set out the funding contributions required to be made by NatWest Group to the Main Section of the Group Fund as follows: (i) a pre-tax payment of £2 billion that was made in the second half of 2018 and (ii) from 1 January 2020, further pre-tax contributions of up to £1.5 billion in aggregate linked to the making of future distributions to NatWest Group shareholders including ordinary and special dividends and/or share buy backs (subject to an annual cap on contributions of £500 million before tax). Pursuant to funding requirements in the Framework Agreement, NatWest Group made contributions to the Main Section of the Group Fund in an aggregate amount of £500 million in 2021 and £500 million in 2022.

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

NatWest Group Annual Report on Form 20-F 2025	295

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

Changes in Registrant’s Certifying Accountant

On 17 February 2023, NatWest Group announced its intention, following a competitive tender process, to appoint PricewaterhouseCoopers LLP (“PwC”) as its independent registered public accounting firm (“external auditor”) for the year ending 31 December 2026. This change in external auditors is being made in recognition of the recommendations made under the UK’s Corporate Governance Code that companies put their external audit out to tender at least every ten years.

Ernst & Young LLP (“EY”) has served as the Company’s auditors since 2016. EY continued to serve as the Company’s external auditor throughout 2025 following this announcement.

The Board's Group Audit Committee supervised the transition period of PwC, as the new external auditor, to ensure the monitoring of PwC’s independence, and extended the Group Audit Committee’s policy on non-audit services to PwC during 2025. The Group Audit Committee has recommended to the Board that PwC be appointed as the Company's external auditor with effect for the financial year ending 31 December 2026. The Board will recommend the appointment of PwC as external auditor to shareholders in a resolution at the 2026 Annual General Meeting on 28 April 2026.

During the two years prior to 31 December 2025, (1) EY has not issued any reports on the consolidated financial statements of the Group or on the effectiveness of internal control over financial reporting that contained an adverse opinion or a disclaimer of opinion, nor were the auditors’ reports of EY qualified or modified as to uncertainty, audit scope, or accounting principles, (2) there has not been any disagreement over any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements if not resolved to EY’s satisfaction would have caused it to make reference to the subject matter of the disagreement in connection with its auditors’ reports. There has not been any “reportable event” as described in Item 16F(a)(1)(v) of Form 20-F.

The Company has provided EY with a copy of the foregoing disclosure and has requested that EY furnish the Company with a letter addressed to the SEC stating whether it agrees with such disclosure. A copy of EY’s letter, filed with the SEC on 17 February 2026, is referenced as Exhibit 16.1.

Further in the two years prior to 31 December 2025 or in any subsequent interim period, the Group has not consulted with PwC regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered with respect to the consolidated financial statements of the Group, and neither a report was provided to the Group or oral advice was provided that PwC concluded was an important factor considered by the Group in reaching a decision as to the accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of a disagreement as that term is used in Item 16F(a)(1)(iv) of Form 20-F or a “reportable event” as described in Item 16F(a)(1)(v) of Form 20-F.

NatWest Group Annual Report on Form 20-F 2025	296

Shareholder information

Financial calendar

Dividends

Payment dates
Cumulative preference shares	29 May and 31 December 2026

Ordinary shares (2025 final)	5 May 2026

Ex dividend date
Cumulative preference shares	30 April and 26 November 2026

Ordinary shares (2025 final)	19 March 2026

Record date
Cumulative preference shares	1 May and 27 November 2026

Ordinary shares (2025 final)	20 March 2026

Annual General Meeting	28 April 2026

Interim results	31 July 2026

NatWest Group Annual Report on Form 20-F 2025	297

Shareholder information continued

Shareholder enquiries

Manage your shareholding online

Log into Investor Centre at investor.centre.co.uk and:

●	choose to go paperless
●	arrange to receive your dividends straight into your bank account
●	view any outstanding payments
●	view shareholdings
●	change address details.

You can also check your shareholding by contacting our Registrar:

Computershare Investor Services PLC

The Pavilions

Bridgewater Road

Bristol BS99 6ZZ

Telephone: +44 (0)370 702 0135

Website: www-uk.computershare.com/investor/

Copies of the Annual Report and Accounts

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

Email: shrrelations@cpushareownerservices.com,

Tel: Toll free in USA +1888 269 2377

International calls +1 201 680 6825

Share price information

Details of our latest and historic share prices can be found on our website at natwestgroup.com

NatWest Group Annual Report on Form 20-F 2025	298

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

Analysis of ordinary shareholders

		Number
At 31 December 2025	Shareholdings	of shares	%
Individuals	145,069	74,184,959	0.90
Banks and nominee companies	2,025	8,117,252,043	98.67
Other corporate bodies	63	8,265,347	0.10
Other companies	355	22,991,365	0.28
Insurance companies	1	757	0.00
Investment trusts	41	4,261,832	0.05
Pension trusts	15	30,350	0.00
Scottish trusts	189	55,105	0.00
	147,758	8,227,041,758	100.00
Range of shareholdings:
1 - 1,000	129,074	29,900,721	0.36
1,001 - 10,000	16,582	37,149,109	0.45
10,001 - 100,000	947	31,618,596	0.38
100,001 - 1,000,000	667	248,340,605	3.03
1,000,001 - 10,000,000	376	1,193,959,284	14.51
10,000,001 and over	112	6,686,073,443	81.27
	147,758	8,227,041,758	100.00

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

Following a sub-division and one-for-ten consolidation of NatWest Group’s ordinary shares in June 2012, the ratio of one ADS representing 20 ordinary shares was adjusted to one ADS representing two ordinary shares. As at 31 December 2025, 196,780,661 ADSs were outstanding.

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

NatWest Group Annual Report on Form 20-F 2025	299

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

Dividend history

Ordinary dividends

In 2025 NatWest Group paid an interim dividend of £768 million, or 9.5 pence per ordinary share (2024 - £498 million, or 6 pence per ordinary share). In addition, the company has announced that the directors have recommended a final dividend of £1.8 billion, or 23.0 pence per ordinary share (2024 - £1.2 billion, or 15.5 pence per ordinary share) subject to shareholders’ approval at the Annual General Meeting on 28 April 2026.

If approved, payment will be made on 5 May 2026 to shareholders on the register at the close of business on 20 March 2026. The ex-dividend date will be 19 March 2026.

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

NatWest Group Annual Report on Form 20-F 2025	300

Shareholder information continued

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

An ordinary share or ADS beneficially owned by an individual, whose domicile is determined to be the United States for purposes of the Estate Tax Treaty and who is not a national of the UK as defined in the Estate Tax Treaty, will not be subject to UK inheritance tax (to the extent UK inheritance tax applies) on the individual's death or on a lifetime transfer of such share or ADS, except in certain cases where the share or ADS (i) is comprised in a settlement (unless, at the time of the settlement, the settlor was domiciled in the United States and was not a national of the UK); (ii) is part of the business property of a UK permanent establishment of an enterprise; or (iii) pertains to a UK fixed base of an individual used for the performance of independent personal services.

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

Passive Foreign Investment Company (PFIC) considerations

In general, a foreign corporation will be a PFIC for any taxable year in which, after taking into account the income and assets of the corporation and certain subsidiaries pursuant to applicable ‘look-through rules’, either (i) at least 75% of its gross income is ‘passive income’ or (ii) at least 50% of the average value of its assets (generally determined on a quarterly basis) is attributable to assets that produce passive income or are held for the production of passive income. Although interest income is generally passive income, a special rule (in proposed Treasury regulations that taxpayers can rely on pending finalization) allows banks to treat their banking business income as non-passive. To qualify for this rule, a bank must satisfy certain requirements regarding its licensing and activities. The company does not believe that it was a PFIC for its 2025 taxable year. The company’s possible status as a PFIC is determined annually, however, and may be subject to change if the company fails to qualify under this special rule for any year in which a US Holder owned ordinary shares or ADSs. In addition, no assurance can be given that the proposed Treasury regulations will be finalized in their current form.

NatWest Group Annual Report on Form 20-F 2025	301

Shareholder information continued

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

NatWest Group Annual Report on Form 20-F 2025	302

Shareholder information continued

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

NatWest Group Annual Report on Form 20-F 2025	303

Shareholder information continued

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

The Articles provide that dividends may be paid by such method as the Directors, in their absolute discretion may decide, and may include direct debit, bank transfer and electronic funds transfer, cheque, warrant or other financial instrument. The Directors took the decision that, from September 2025, the company will pay dividends by mandatory direct credit and dividends will no longer be paid by cheque.

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

NatWest Group Annual Report on Form 20-F 2025	304

Shareholder information continued

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

NatWest Group Annual Report on Form 20-F 2025	305

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

Important addresses

Shareholder enquiries Registrar

Computershare Investor Services PLC

The Pavilions

Bridgwater Road Bristol BS99 6ZZ

Telephone: +44 (0)370 702 0135

NatWest Group Annual Report on Form 20-F 2025	306

Shareholder information continued

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

Principal offices

NatWest Group plc

PO Box 1000, Gogarburn, Edinburgh EH12 1HQ

National Westminster Bank Plc

250 Bishopsgate, London, EC2M 4AA, England

The Royal Bank of Scotland plc

PO Box 1000, Gogarburn, Edinburgh EH12 1HQ

NatWest Group Annual Report on Form 20-F 2025	307

Shareholder information continued

Coutts & Company

440 Strand, London WC2R 0QS, England

NatWest Markets Plc

250 Bishopsgate, London

EC2M 4AA, England

NatWest Markets N.V.

Claude Debussylaan, 94

Amsterdam, 1082 MD

The Royal Bank of Scotland International Limited

Royal Bank House, 71 Bath Street

St Helier, JE4 8PJ

NatWest Group Annual Report on Form 20-F 2025	308

Exhibit Index

1.1

Memorandum and Articles of Association of NatWest Group plc (previously filed and incorporated by reference to Exhibit 1.1 to the Group’s Annual Report on Form 20-F for the fiscal year ended 31 December 2022 (file No. 1-10306))

2.1

Form of Amended and Restated Deposit Agreement among NatWest Group plc, The Bank of New York and all owners and holders from time to time of American Depositary Shares issued thereunder, including the Form of the American Depositary Receipt (previously filed in preliminary form as Exhibit 1 to the Registration Statement on Form F - 6 filed on October 6, 2020, Registration No. 333 - 144756)

2.2

Form of Deposit Agreement among NatWest Group plc, The Bank of New York and all holders from time to time of American Depositary Receipts issued thereunder, including the Form of the American Depositary Receipt (previously filed in preliminary form as Exhibit 1 to the Registration Statement on Form F - 6 filed on August 26, 2005, Registration No. 333 - 127867)

2.3

NatWest Group plc is not party to any single instrument relating to long-term debt pursuant to which a total amount of securities exceeding 10% of the Group’s total assets (on a consolidated basis) is authorized to be issued. NatWest Group plc hereby agrees to furnish to the Securities and Exchange Commission (the “ Commission”), upon its request, a copy of any instrument defining the rights of holders of its long-term debt or the rights of holders of the long-term debt of any of its subsidiaries for which consolidated or unconsolidated financial statements are required to be filed with the Commission

2.4	Description of Securities Registered under Section 12 of the Exchange Act
4.1

Service agreement for Paul Thwaite, Group Chief Executive, dated 15 August 2023 (previously filed and incorporated by reference to Exhibit 4.1 to the Group’s Annual Report on Form 20-F for the fiscal year ended 31 December 2023 (file No. 1-10306))

4.2

Service Agreement for Katie Murray, Chief Financial Officer, dated 1 February 2019 (previously filed and incorporated by reference to Exhibit 4.2 to the Group’s Annual Report on Form 20-F for the fiscal year ended 31 December 2018 (file No. 1-10306))

4.3

Letter of Appointment for Dr. Lena Wilson, Non-Executive Director, dated 30 May 2018 (previously filed and incorporated by reference to Exhibit 4.7 to the Group’s Annual Report on Form 20-F for the fiscal year ended 31 December 2018 (file No. 1-10306))

4.4

Letter of Appointment for Patrick Flynn, Non-Executive Director, dated 26 April 2018 (previously filed and incorporated by reference to Exhibit 4.8 to the Group’s Annual Report on Form 20-F for the fiscal year ended 31 December 2018 (file No. 1-10306))

4.5

Letter of Appointment for Yasmin Jetha, Non-Executive Director, dated 30 March 2020 (previously filed and incorporated by reference to Exhibit 4.14 to the Group’s Annual Report on Form 20-F for the fiscal year ended 31 December 2020 (file No. 1-10306))

4.6

Letter of Appointment for Roisin Donnelly, Non-Executive Director, dated 30 September 2022 (previously filed and incorporated by reference to Exhibit 4.12 to the Group’s Annual Report on Form 20-F for the fiscal year ended 31 December 2022 (file No. 1-10306))

4.7

Letter of Appointment for Stuart Lewis, Non-Executive Director, dated 13 December 2022 (previously filed and incorporated by reference to Exhibit 4.11 to the Group’s Annual Report on Form 20-F for the fiscal year ended 31 December 2023 (file No. 1-10306))

4.8

Letter of Appointment for Richard Neil Haythornthwaite, Chair and Non-Executive Director, dated 8 January 2024 (previously filed and incorporated by reference to Exhibit 4.10 to the Group’s Annual Report on Form 20-F for the fiscal year ended 31 December 2024 (file No. 1-10306))

4.9

Letter of Appointment for Geeta Gopalan, Non-Executive Director, dated 11 June 2024 (previously filed and incorporated by reference to Exhibit 4.11 to the Group’s Annual Report on Form 20-F for the fiscal year ended 31 December 2024 (file No. 1-10306))

4.10

Letter of Appointment for Gill Whitehead, Non-Executive Director, dated 13 December 2024 (previously filed and incorporated by reference to Exhibit 4.12 to the Group’s Annual Report on Form 20-F for the fiscal year ended 31 December 2024 (file No. 1-10306))

4.11	Letter of Appointment for Joshua Critchley, Non-Executive Director, dated 3 November 2025
4.12

Standard Terms of Appointment for Non-Executive Directors (previously filed and incorporated by reference to Exhibit 4.13 to the Group’s Annual Report on Form 20-F for the fiscal year ended 31 December 2022 (file No. 1-10306))

4.13

Form of Deed of Indemnity for Directors (previously filed and incorporated by reference to Exhibit 4.16 to the Group’s Annual Report on Form 20-F for the fiscal year ended 31 December 2020 (file No. 1-10306))

4.14

Memorandum of Understanding between National Westminster Bank Plc and RBS Pension Trustee Limited, dated 26 January 2016 (previously filed and incorporated by reference to Exhibit 4.6 to the Group’s Annual Report on Form 20-F for the fiscal year ended 31 December 2015 (File No. 1-10306))

4.15

Framework Agreement dated 28 September 2018 relating to the Royal Bank of Scotland Group Pension Fund (previously filed and incorporated by reference to Exhibit 4.16 to the Group’s Annual Report on Form 20-F for the fiscal year ended 31 December 2018 (file No. 1-10306))

4.16

Trust Deed dated 5 May 2023 among The Law Debenture Trust Corporation Plc, NatWest RT Holdings Limited, NatWest Pension Trustee Limited and National Westminster Bank Plc (previously filed and incorporated by reference to Exhibit 4.23 to the Group’s Annual Report on Form 20-F for the fiscal year ended 31 December 2023 (file No. 1-10306))

4
NatWest Group Annual Report on Form 20-F 2025	309

Exhibit Index continued

4.17

Payment Triggers Agreement dated 5 May 2023 among National Westminster Bank Plc, NatWest Pension Trustee Limited and NatWest RT Holdings Limited (previously filed and incorporated by reference to Exhibit 4.24 to the Group’s Annual Report on Form 20-F for the fiscal year ended 31 December 2023 (file No. 1-10306))

4.18

Security Agreement dated 5 May 2023 between NatWest RT Holdings Limited and NatWest Pension Trustee Limited (previously filed and incorporated by reference to Exhibit 4.25 to the Group’s Annual Report on Form 20-F for the fiscal year ended 31 December 2023 (file No. 1-10306))

4.19(1)

Framework Agreement dated 6 February 2023 between National Westminster Bank Plc and NatWest Pension Trustee Limited (previously filed and incorporated by reference to Exhibit 4.24 to the Group’s Annual Report on Form 20-F for the fiscal year ended 31 December 2022 (file No. 1-10306))

4.20

Deed of Amendment to the 28 September 2018 Framework Agreement dated 6 February 2023 between National Westminster Bank Plc and NatWest Pension Trustee Limited (previously filed and incorporated by reference to Exhibit 4.25 to the Group’s Annual Report on Form 20-F for the fiscal year ended 31 December 2022 (file No. 1-10306))

8.1	Principal subsidiaries of NatWest Group plc
11.1	Insider Trading Policy (previously filed and incorporated by reference to Exhibit 11.1 to the Group’s Annual Report on Form 20-F for the fiscal year ended 31 December 2024 (file No. 1-10306))
12.1	CEO certification required by Rule 13a-14(a)
12.2	CFO certification required by Rule 13a-14(a)
13.1	Certification required by Rule 13a-14(b)
15.1	Consent of independent registered public accounting firm (Ernst & Young LLP)
15.2	Annual Report and Form 20-F Information
16.1	Letter from Ernst & Young LLP dated 17 February 2026
97	Malus Clawback Policy Guideline (previously filed and incorporated by reference to Exhibit 4.28 to the Group’s Annual Report on Form 20-F for the fiscal year ended 31 December 2023 (file No. 1-10306))
101 INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Scheme
101.CAL	XBRL Taxonomy Extension Scheme Calculation Linkbase
101.DEF	XBRL Taxonomy Extension Scheme Definition Linkbase
101. LAB	XBRL Taxonomy Extension Scheme Label Linkbase
101.PRE	XBRL Taxonomy Extension Scheme Presentation Linkbase

Note:

(1)	Portions of this exhibit have been omitted as the Registrant has determined that (i) the omitted information is not material and (ii) the omitted information is of the type that the Registrant customarily and actually treats as private or confidential.

NatWest Group Annual Report on Form 20-F 2025	310

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

NatWest Group plc

Registrant

/s/ Katie Murray

Katie Murray

Group Chief Financial Officer

17 February 2026

NatWest Group Annual Report on Form 20-F 2025	311